FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Notice of Availability of Materials
2	Notice of Annual Meeting of Shareholders
3	Management Information Circular
4	Form of Proxy
5	Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 19, 2022	By:	/s/ Sean Finn
			Name:	Sean Finn
			Title:	Executive Vice-President Corporate Services and Chief Legal Officer

For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2021, and the auditors’ reports thereon (for details, see subsection “Financial Statements” under the “Business of the Meeting” section of the management information circular dated April 5, 2022 (the “Information Circular”)); 2. electing the directors (for details, see subsection “Election of Directors” under the “Business of the Meeting” section of the Information Circular); 3. appointing the auditors (for details, see subsection “Appointment of Auditors” under the “Business of the Meeting” section of the Information Circular); 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 11 of the Information Circular) accepting Canadian National Railway Company’s (the “Company”) approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the Information Circular (for details, see subsection “Advisory Vote on Executive Compensation” under the “Business of the Meeting” section of the Information Circular); 5. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 11 of the accompanying Information Circular) accepting the Company’s Climate Action Plan as disclosed in the accompanying Information Circular (for details, see subsection “Advisory Vote on Climate Change” under the “Business of the Meeting” section of the Information Circular”); and 6. transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof (for details, see subsection “Other Business” under the “Business of the Meeting” section of the Information Circular). The Board of Directors has fixed April 5, 2022 as the record date (the “Record Date”) for the determination of the holders of common shares entitled to receive notice of the Meeting and vote at the Meeting. Canadian National Railway Company Our annual meeting of holders of common shares (the “Meeting”) will be conducted solely via a live webcast meeting on Friday, May 20, 2022 at 10:00 a.m. (Eastern Daylight Time) at www.virtualshareholdermeeting.com/CNI2022. At this website, shareholders will be able to attend the Meeting live, submit questions and vote their shares while the Meeting is being held. Notice of Availability of Materials for the 2022 Annual Meeting of Shareholders

Notice-And-Access This year, as permitted under Canadian securities rules, you are receiving this notification as the Company has opted to use the “notice-and-access” mechanism for delivery of this notice of annual meeting of shareholders, the Information Circular prepared in connection with the Meeting, the Annual Financial Statements and related Management’s Discussion and Analysis, and other proxy-related materials (collectively, the “Meeting Materials”) to its shareholders. In lieu of mailing physical copies of the Meeting Materials to shareholders, the “notice-and-access” provisions allow Canadian companies to send shareholders a notice about how to access Meeting Materials online and how to request that a paper copy be sent to them. The use of notice-and-access allows for faster access to the Meeting Materials, contributes to the protection of the environment, is consistent with our sustainability strategy and helps reduce printing and postage costs. The Meeting Materials are available electronically via the links mentioned below. To receive a physical copy of the Meeting Materials, please follow the instructions set out in this notice. Shareholders who have already signed up for electronic delivery of Meeting Materials will continue to receive them by email. Shareholders will continue to receive by mail a proxy form or voting instruction form enabling them to vote at the Meeting. How to Access the Meeting Materials The Meeting Materials are available on our website (www.cn.ca/en/investors/), on the website of our transfer agent, Computershare Trust Company of Canada (“Computershare”) (www.envisionreports.com/CNR2022), on SEDAR (www.sedar.com) and on the U.S. Securities and Exchange Commission (“SEC”) website (www.sec.gov) through EDGAR. How to Request a Paper Copy of the Meeting Materials Before the Meeting You may request paper copies of the Meeting Materials at no cost up to one year from the date the Information Circular was filed on SEDAR (on or about April 19, 2022). Your request should be received at least ten (10) business days prior to the Meeting date in order to receive the Meeting Materials in advance of such date. You may request paper copies of the Meeting Materials at www.proxyvote.com or by calling 1-877-907-7643 and entering the 16-digit control number provided on the proxy form or voting instruction form and following the instructions provided. Please note that you will not receive another form of proxy or voting instruction form. Please retain your current one to vote your common shares. After the Meeting You may request paper copies of the Meeting Materials after the Meeting at no cost by contacting Broadridge at 1-844-916-0609 (for English) or 1-844-973-0593 (for French) or Computershare by phone at 1-866-962-0498 (toll-free in Canada and the United States) or 1-514-982-8716 (outside North America). A copy of the Meeting Materials will be sent to you within ten (10) calendar days of receiving your request. Voting You may vote your common shares on the Internet, by phone or by mail. Please refer to the instructions on your separate form of proxy or voting instruction form, as applicable, on how to vote using these methods. If you wish to vote at the Meeting, you do not need to complete or return your proxy form or voting instruction form, as applicable. The day of the Meeting, you may vote via the live webcast by completing a ballot online during the Meeting. You will need to visit www.virtualshareholdermeeting.com/CNI2022 and check-in using your 16-digit control number included on your proxy form or voting instruction form, as applicable. The deadline for receiving duly completed forms of proxy or voting instruction forms by mail is 5:00 p.m. (Eastern Daylight Time) on May 18, 2022; or, if you are voting using the telephone or over the Internet ahead of the Meeting, you must have voted before 5:00 p.m. (Eastern Daylight Time) on May 19, 2022. Shareholders are reminded to read the Information Circular and other Meeting Materials carefully before voting their common shares. Questions If you have any questions regarding this notice, the notice-and-access mechanism or the Meeting, you can contact Broadridge at 1-844-916-0609 for English, and 1-844-973-0593 for French; or Computershare by phone at 1-866-962-0498 (toll-free in Canada and the United States) or 1-514-982-8716 (outside North America).

Notice of Annual Meeting of Shareholders In light of the continuing COVID-19 pandemic, and in consideration of the health and safety of our shareholders, directors and employees, our annual meeting of holders of common shares will be conducted solely via a live webcast meeting on Friday, May 20, 2022 at 10:00 a.m. (Eastern Daylight Time) at www.virtualshareholdermeeting.com/CNI2022. At this website, shareholders will be able to attend the meeting live, submit questions and vote their shares while the meeting is being held. As always, we encourage you to vote your shares prior to the annual meeting. For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2021, and the auditors’ reports thereon; 2. electing the directors; 3. appointing the auditors; 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 11 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; 5. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 11 of the accompanying management information circular) accepting the Company’s Climate Action Plan as disclosed in the accompanying management information circular; and 6. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. The Board of Directors has fixed April 5, 2022 as the record date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Sean Finn Executive Vice-President, Corporate Services and Chief Legal Officer April 5, 2022 Montreal, Quebec

MANAGEMENT INFORMATION CIRCULAR AND NOTICE OF ANNUAL MEETING OF SHAREHOLDERS POWERING SUSTAINABLE GROWTH MAY 20, 2022 CN-37 Book - Circulaire 2022 - EN.indb 1 CN-37 Book - Circulaire 2022 - EN.indb 1 2022-04-07 01:23 2022-04-07 01:23

Notice of Annual Meeting of Shareholders In light of the continuing COVID-19 pandemic, and in consideration of the health and safety of our shareholders, directors and employees, our annual meeting of holders of common shares will be conducted solely via a live webcast meeting on Friday, May 20, 2022 at 10:00 a.m. (Eastern Daylight Time) at www.virtualshareholdermeeting.com/CNI2022. At this website, shareholders will be able to attend the meeting live, submit questions and vote their shares while the meeting is being held. As always, we encourage you to vote your shares prior to the annual meeting. For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2021, and the auditors’ reports thereon; 2. electing the directors; 3. appointing the auditors; 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 11 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; 5. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 11 of the accompanying management information circular) accepting the Company’s Climate Action Plan as disclosed in the accompanying management information circular; and 6. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. The Board of Directors has fixed April 5, 2022 as the record date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Sean Finn Executive Vice-President, Corporate Services and Chief Legal Officer April 5, 2022 Montreal, Quebec CN-37 Book - Circulaire 2022 - EN.indb 2 CN-37 Book - Circulaire 2022 - EN.indb 2 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 1 Letter to Shareholders April 5, 2022 Dear Shareholder: On behalf of the Board of Directors (“Board” or “Board of Directors”) and management of Canadian National Railway Company (the “Company” or “CN”), we cordially invite you to attend the annual meeting of shareholders, which will be held online on May 20, 2022 at 10:00 a.m. (Eastern Daylight Time). Our management information circular (“Information Circular”) describes the business to be conducted at the meeting and provides information on executive compensation and CN’s environmental, social and governance (“ESG”) practices. In addition to these items, we will discuss highlights of our 2021 performance and our plans for the future. CN values the support and perspectives of our shareholders, and we are making it a priority to engage openly with all of our shareholders and keep you informed of our plans and progress. When we wrote to you last November (1), we said that CN was taking action to leverage our unique North American network, talent and technology to build the railroad of the future for our customers, employees, communities and shareholders. We are pleased to report that CN continues to accelerate our efforts to deliver industry-leading profitable growth and consistent top-quartile Total Shareholder Return. We are now hard at work restoring our network to its full capacity after fire and floods took our mainline to Vancouver down for five weeks last summer and fall, followed by extreme weather conditions in Western Canada that caused a further slowdown in rail traffic. Having proved our resiliency in 2021, we are now gearing up for the challenges and opportunities ahead, including what we hope and expect will be a stronger grain crop than last year. Longer-term, CN is focused on capitalizing on strong demand growth across a broad range of commodities and geographies. We are committed to running a scheduled railroad with a focus on delivering for our customers. We go forward with an unwavering commitment to safety and sustainability. We are applying a strategic approach to the use of technology to further unlock capacity and efficiencies. And we have the balance sheet strength to capitalize on opportunities and adapt to a changing economic environment. Of course, none of this would be possible without the extraordinary contributions of CN’s frontline workers and our colleagues across the enterprise. 2021 was an extremely challenging year. No one ever expects railroading to be easy, but this year was tough, and we are immeasurably grateful for the exceptional work of CN’s entire world-class team of railroaders. They delivered for our customers and helped keep the North American economy moving in the face of catastrophic fires, floods, pandemic-related supply chain challenges and periods of extreme cold across Western Canada, while also supporting our friends and neighbours in communities deeply affected by tragedy and loss. On behalf of the Board and our management team, we are proud to be part of this exceptional group of people. 2021 was also a very productive year for CN in terms of our ongoing leadership and governance. On January 25, 2022, we were pleased to announce the appointment of Tracy Robinson as CN’s new President and CEO, as well as the appointment of Shauneen Bruder as Vice Chair. Tracy started at CN on February 28, with an immediate focus on gaining a deep understanding of our customers, operations and people. CN considers shareholder engagement and good corporate governance to be key strategies for long-term value creation. Over the past few years, we have renewed our board and undertaken major new environmental, social and governance initiatives to reinforce CN’s status as a leader in ESG among North American Class I railroads and across the transportation sector. This work continued in 2021 and early 2022 with the nomination of four outstanding new independent directors who are each standing for election for the first time at this year’s annual general meeting. Jo-ann dePass Olsovsky, retired Executive Vice-President and Chief Information Officer of Salesforce.com Inc., brings more than 35 years of technology, infrastructure operations, and railroad experience to CN. Dave Freeman is a rail industry veteran and the former Executive Vice President of BNSF Railway Co. (“BNSF”), where he focused on improving cost structure through technology, cost-efficiency, and effectiveness. Rob Knight is the former Chief Financial Officer of Union Pacific Corporation, a position he held for 15 years before retiring in December 2019. Susan C. Jones has nearly two decades of senior leadership and executive experience within large public companies, with particular experience in developing and overseeing environmental, social and governance priorities and agendas, and an extensive legal background. In this regard, we were very pleased to reach a constructive agreement with CIFF Capital UK LP and TCI Fund Management Limited (collectively, “TCI”) that eliminated the need for a special meeting and enabled us to focus all our energies on delivering for our customers, shareholders and communities. With a new President and CEO firmly in place, CN’s ongoing board renewal, and our recent #1 ranking on the Globe and Mail’s list of Canada’s best- governed companies, CN has many opportunities to position it for industry leadership. The Board wishes to thank Jim O’Connor and Laura Stein, as well as Julie Godin, who stepped down earlier to focus on her executive role, for their many years of exemplary service to CN. The Board also thanks Jean Charest, who recently stepped down from the Board to pursue public office. Each of them has contributed their insight and expertise to our work – and the entire CN community has been enriched by their efforts. Your participation in the affairs of the Company is important to us. To that effect, we are pleased to embrace the latest technology to provide easy access, improved communication, and cost savings for our shareholders and the Company, all through a webcast Meeting again in 2022. This set up is imperative these days as it eliminates any health risks associated with large gatherings while also enabling greater participation by our shareholders from any location around the world, and aligns with our sustainability vision and belief. Similar to last year, our webcast will provide you with the opportunity to interact with members of the Board and senior executive officers of the Company. We encourage you to vote on the internet or complete the enclosed proxy or voting instruction forms and return them in the envelope provided for this purpose, so that your views can be represented. Even if you plan to attend the webcast meeting, you may find it convenient to vote your shares in advance of the meeting over the internet or by completing and returning the enclosed proxy or voting instruction forms, as applicable. Please consult the information on page 6 of the Information Circular to find out how to attend the meeting online and vote your shares. We are looking forward to your virtual attendance at the Meeting. We thank you for continued support as we continue our efforts to build the railroad of the future. Please stay safe and healthy. Sincerely, Robert Pace, D.COMM., C.M. Chair of the Board Tracy Robinson President and Chief Executive Officer (1) https://www.cn.ca/en/news/2021/11/cn-issues-letter-to-shareholders/ Letter to Shareholders CN-37 -01- Front - EN.indd 1 CN-37 -01- Front - EN.indd 1 2022-04-07 21:56 2022-04-07 21:56

CN | Management Information Circular 2022 2 What’s Inside VOTING MATTER Election of 11 Directors BOARD VOTE RECOMMENDATION FOR each nominee FOR MORE INFORMATION SEE PAGE 12 VOTING MATTER Appointment of KPMG LLP as Auditors BOARD VOTE RECOMMENDATION FOR FOR MORE INFORMATION SEE PAGE 10 VOTING MATTER Advisory Resolution on Executive Compensation BOARD VOTE RECOMMENDATION FOR FOR MORE INFORMATION SEE PAGE 45 VOTING MATTER Advisory Resolution on Climate Action Plan BOARD VOTE RECOMMENDATION FOR FOR MORE INFORMATION SEE PAGE 42 This Information Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of CN and “CN”, the “Company”, “we”, “us”, or “our” refer to Canadian National Railway Company. The Meeting will be held on Friday, May 20, 2022, at 10:00 a.m. (Eastern Daylight Time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at April 5, 2022, except as indicated otherwise. Shareholder Voting Matters and Recommendation 1 Letter to Shareholders 4 Proxy Summary 6 Delivery of Meeting Materials and Voting Information 10 Business of the Meeting 12 Nominees for Election to the Board 24 Board of Directors Compensation 28 Statement of Corporate Governance Practices 42 Climate Action Plan Report 45 Statement of Executive Compensation 50 Compensation Discussion and Analysis 80 Other Information 81 Schedule “A” | Mandate of the Board 83 Schedule “B” | Reports of the Committees 88 Schedule “C” | Additional Audit, Finance and Risk Committee Disclosure CN-37 Book - Circulaire 2022 - EN.indb 2 CN-37 Book - Circulaire 2022 - EN.indb 2 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 3 Forward-Looking Statements Certain statements included in this Information Circular constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, relating, but not limited to, our operations, priorities and plans, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements based on management’s assessment and assumptions and publicly available information with respect to the Company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements relating to revenue growth opportunities, including those referring to general economic and business conditions; statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending; and statements relating to pension contributions. Forward-looking statements may be identified by the use of terminology such as “believes”, “expects”, “anticipates”, “assumes”, “outlook”, “plans”, “targets” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to: the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19  pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States, including its Annual Information Form and Form 40-F. See the section entitled “Business risks” of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021 (the “MD&A”), which section is incorporated by reference into this Information Circular, for a description of major risk factors relating to CN. Forward-looking statements reflect information as of the date on which they are made. The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event the Company does update any forward- looking statement, no inference should be made that the Company will make additional updates with respect to that statement, related matters, or any other forward- looking statement. Non-GAAP Measures This Information Circular makes reference to non-GAAP measures including adjusted operating income, adjusted net income, adjusted diluted earnings per share, adjusted operating ratio and free cash flow that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled “Adjusted performance measures”, “Constant currency”, and “Liquidity and capital resources” of the MD&A, which sections are incorporated by reference into this Information Circular. The MD&A was filed on February 1, 2022 and may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec. gov through EDGAR, and on the Company’s website at www.cn.ca in the “Investors” section. CN-37 Book - Circulaire 2022 - EN.indb 3 CN-37 Book - Circulaire 2022 - EN.indb 3 2022-04-07 01:23 2022-04-07 01:23

Proxy Summary

The following summary highlights some of the important information you will find in this Information Circular, as well as information about our Company.

We recommend that you read the entire Information Circular before voting.

Board of Directors Highlights

5X
Directors' share ownership set at 5 times the annual director retainer within 5 years

100%
Percentage of director nominees, other than our President and CEO, who are independent

14
Term limit for directors set at 14 years from their initial election or appointment date

0
Board members that sit together on the board of another public company

55%
Percentage of director nominees who are women

7
New Board members since 2020, including 3 new nominees for election at the Meeting

Our Director Nominees

	NAME/AGE	TOP 4 COMPETENCIES (1)	DIRECTOR SINCE	POSITION	OTHER PUBLIC BOARDS	SHARE OWNERSHIP (2) (MULTIPLE OF REQUIREMENT)	% OF VOTES FOR 2021
	**Shauneen Bruder** (62)	• CEO/Executive Leadership Experience • Strategic Planning • Customer Experience/Sales/Marketing • Technology/Innovation/Artificial Intelligence/Cyber Security	2017	Corporate Director and Vice Chair of the Board, CN	1	2	98.35
	**Jo-ann dePass Olsovsky** (57)	• Technology/Innovation/Artificial Intelligence/Cyber Security • CEO/Executive Leadership Experience • Transportation Industry/Logistics/Supply Chain/Global Trade • Customer Experience/Sales/Marketing	2021	Retired Executive Vice-President and CIO, Salesforce.com, Inc.	–	–	–
	**David Freeman** (67)	• Transport Industry/Logistics/Supply Chain/Global Trade • Risk Management and Safety • CEO/Executive Leadership Experience • Strategic Planning	New Director Nominee	Corporate Director	–	–	–
	**Denise Gray** (59)	• CEO/Executive Leadership Experience • Strategic Planning • Technology/Innovation/Artificial Intelligence/ Cyber Security • Transport Industry/Logistics/Supply Chain/Global Trade	2021	Director, External Affairs & Government Relations, North America, LG Energy Solution Michigan Inc., U.S.	1	–	99.85
	**Justin M. Howell** (51)	• International/Global Experience and Perspective • ESG • Corporate Governance/Public Company Experience • Finance/Accounting/Investor Relations	2021	Senior Investment Manager, Cascade Asset Management Co.	1	–	99.85
	**Susan C. Jones** (52)	• CEO/Executive Leadership Experience • Government/Regulatory/Public Policy/Legal • People and Talent Management/Organized Labour/ Diversity and Inclusion • ESG	New Director Nominee	Corporate Director	3 (3)	–	–
	**Robert Knight** (64)	• Finance/Accounting/Investor Relations • Transport Industry/Logistics/Supply Chain/Global Trade • Strategic Planning • Corporate Governance/Public Company Experience	New Director Nominee	Corporate Director	2	–	–
	**Kevin G. Lynch** (71)	• Finance/Accounting/Investor Relations • Government/Regulatory/Public Policy/Legal • People and Talent Management/ Organized Labour/ Diversity and Inclusion • Strategic Planning	2014	Corporate Director	–	4	98.11
	**Margaret A. McKenzie** (60)	• Finance/Accounting/Investor Relations • Risk Management and Safety • Strategic Planning • ESG	2020	Corporate Director	1	1.5	99.49
	**Robert L. Phillips** (71)	• CEO/Executive Leadership Experience • Transport Industry/Logistics/Supply Chain/Global Trade • Strategic Planning • Corporate Governance/Public Company Experience	2014	President, R.L. Phillips Investments Inc.	3 (4)	4	95.08
	**Tracy Robinson** (58)	• CEO/Executive Leadership Experience • Transport Industry/Logistics/Supply Chain/Global Trade • Strategic Planning • Finance/Accounting/Investor Relations	2022	President and Chief Executive Officer, CN	–	Note 5	–

(1) Refer to description of competencies on page 35 of this Information Circular.

(2) For a discussion on the shareholding requirements of the Board Chair and non-executive directors, please see section on "Share Ownership" on page 26 of this Information Circular.

(3) Ms. Jones has committed to reducing her directorships within the next year if elected to the Board, in alignment with CN's overboarding guidelines and within CN's prescribed transitioning period, as authorized by the Board. See "CN's Environmental and Corporate Governance (ESG) Initiatives" on page 28 of this Information Circular for more information on CN's overboarding policy.

(4) Will be a member of two public boards other than CN starting April 7, 2022.

(5) For a discussion on Tracy Robinson's shareholding requirements, please see the section on "Stock Ownership" on page 60 of this Information Circular. Ms. Robinson is also enrolled in the ESIP. See "Employee Share Investment Plan" on page 60 of this Information Circular.

4

CN | Management Information Circular 2022

CN Proxy Summary

CN | Management Information Circular 2022 5 Best Practices Adopted by CN • Individual component in the Annual Incentive Bonus Plan for executive and senior management employees replaced in 2021 by a Corporate Strategic component consisting of three quantitative strategic measures: employee engagement, customer centricity and fuel efficiency • ~ 80% of NEOs’ target total direct compensation is at-risk and linked to CN’s performance. In 2021, we modified the AIBP to be 100% based on performance against pre-set goals • Provide shareholders an annual say on pay vote • Benchmark compensation against a reasonable/size appropriate peer group • Incentive payout capped and no guaranteed minimum payout • Increased weighting of relative total shareholder return on Performance Share Units since 2020 • Corporate Safety component in the Annual Incentive Bonus Plan extended to all management employees in 2021 • Stringent stock ownership requirements • President and CEO post-employment shareholding requirement • Extended executive clawback policy allowing the clawback of bonus or incentive-based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement • Double trigger change-of-control provisions • Employees cannot engage in hedging activity or in any form of transactions in publicly-traded options on securities of CN • No change of control tax gross-up protection 2021 Key Business Highlights 22,604 Employees at year end $14.5 B Revenues $3.296 B (1) Free cash flow C$5.6 B in operating income $6.89 Diluted earnings per share $5.94 (1) Adjusted diluted earnings per share 61.2% Operating ratio Key Environment, Social & Governance Highlights (1) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. For adjusted diluted earnings per share, see the section entitled “Adjusted performance measures” and for free cash flow, see the section entitled “Liquidity and capital resources – Free cash flow” in the December 31, 2021 MD&A filed on February 1, 2022, which are incorporated by reference herein. The MD&A may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec. gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section. All NEOs 2021 Target Pay at Risk 20.0% Base Salary 80.0% At-Risk 17.1% Annual Incentive Bonus Plan 36.6% Performance Share Units Awards 26.3% Stock Options Awards Executive Compensation Disciplined Approach to Compensation CN’s approach to executive compensation continues to be driven by its goal to incentivize executives to create and deliver sustainable returns to shareholders. CN exercises a disciplined approach by ensuring short- and long-term incentive plans are structured to align realized pay with shareholder returns. Overall, CN’s approach to executive compensation ensures that target compensation supports the attraction and retention of executive talent while remaining within our executive compensation policy. Compensation programs are designed to encourage appropriate behaviour and include appropriate risk mitigation mechanisms. The executive compensation policy, which received an approval rate of 97.7% at the 2021 annual meeting of shareholders, aims to position our target total direct compensation between the median and the 60th percentile of the executives’ respective comparator group. Transparency Our Delivering Responsibly sustainability report is part of our commitment to be open about our business and to communicate our progress with focus, clarity and comparability. Iconic Brand Recognized by Interbrand Canada as one of the 150 companies, organizations and institutions that are the most iconic in Canada. Catalyst Accord Signatory to the Catalyst Accord 2022 which promotes gender diversity on boards and executive management. Governance Leader CN’s Board of Directors earned a #1 position in 2021 in Canada for Corporate Governance in the Globe and Mail’s Report on Business’ annual comprehensive assessment of 220 S&P/TSX Composite Index Members. Recognized by the IR Magazine Awards for best corporate governance and disclosure and best investor relations by a Canadian company in the U.S. market. Climate Change Leader Reduced locomotive emission intensity by 43% since 1993 while achieving record growth in the volume of freight we move. In 2020, formally became a supporter of the Task Force on Climate-Related Financial Disclosures (“TCFD”) and issued our inaugural TCFD report. Earned a position on the 2021 Climate A List by CDP *. Sustainability Leader Annual advisory vote on CN’s Climate Action Plan, which received an approval rate of 92.09% at the 2021 annual meeting. Creation of the CN Indigenous Advisory Council. Listed on the DJSI World Index and on the DJSI North America Index in 2021, for the 10th and 13th consecutive years, respectively. * CDP is a not-for-profit charity that runs the global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts. Proxy Summary CN-37 Book - Circulaire 2022 - EN.indb 5 CN-37 Book - Circulaire 2022 - EN.indb 5 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 6 Your Vote is Important As a shareholder, it is important that you read this Information Circular carefully and then vote your shares, either before or at the Meeting, in accordance with the voting instructions set forth in this Information Circular. The following section provides you with information on how to vote your shares. Notice and Access Consistent with past years. we are using “Notice and Access” to deliver this Information Circular to both registered and non-registered shareholders. Instead of receiving a paper copy of the Information Circular in the mail, shareholders who hold common shares of CN on the record date of April 5, 2022 (the “Record Date”) have access to it online. Shareholders will receive a package in the mail with a notice (the “Notice”) explaining how to access the Information Circular electronically and how to request a paper copy of it. A form of proxy for registered shareholders or a voting instruction form for non-registered shareholders or Employee Shares, will be included with the Notice with instructions on how to vote your shares. Using Notice and Access allows for faster access to the Information Circular, contributes to the protection of the environment, is consistent with our sustainability strategy and helps reduce printing and postage costs. How to access the Information Circular Electronically The Information Circular is available on our website (www.cn.ca/en/ investors), on the website of our transfer agent, Computershare Trust Company of Canada (Computershare) (www.envisionreports.com/ CNR2022), on SEDAR (www.sedar.com) and on the U.S. Securities and Exchange Commission (“SEC”) website (www.sec.gov) through EDGAR. How to request a paper copy of the Information Circular and Financial Statements You may request paper copies of the Information Circular and the consolidated financial statements for the year ended December 31, 2021, and the auditors’ report thereon (the “Financial Statements”) and the related Management’s Discussion and Analysis at no cost up to one year from the date the Information Circular was filed on SEDAR (on or about April 19, 2022). Your request should be received at least ten (10) business days prior to the Meeting date in order to receive the Information Circular in advance of such date. You may request paper copies of either the Information Circular, the Financial Statements and the related Management’s Discussion and Analysis at www.proxyvote.com or by calling 1-877-907-7643 and entering the 16-digit control number provided on the proxy form or the voting instruction form and following the instructions provided. Note that if you request a paper copy of the Information Circular, you will not receive a new form of proxy or voting instruction form. You should keep the original form sent to you in order to vote. Questions? If you have questions about Notice and Access or if you would like to request a paper copy of the Information Circular after the Meeting at no charge, you can contact Broadridge at 1-844-916-0609 for English, and 1-844-973-0593 for French or Computershare by phone at 1-866-962-0498 (toll-free in Canada and the United States) or 1-514-982-8716 (outside North America). Important Information about the Meeting The Meeting will be conducted online only, via a live webcast. Shareholders will not be able to attend the Meeting in person. You will be able to attend, participate and vote at the Meeting online via the live webcast. Board members and senior executive officers will participate in the Meeting and will be available for questions. Attending the Online Meeting To participate in the Meeting, shareholders (registered, non-registered and holders of Employee Shares (as defined herein)) will need to visit www.virtualshareholdermeeting.com/CNI2022 and check-in using the 16-digit control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 a.m. (Eastern Daylight Time) on May 20, 2022. Online check-in will begin starting 15 minutes prior, at 9:45 a.m. (Eastern Daylight Time). You should allow ample time for online check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page. The webcast allows you to attend the Meeting live virtually, submit questions and submit your vote while the Meeting is being held if you have not done so in advance of the Meeting. CN is also providing a toll-free conference call for shareholders that do not have internet access or that prefer that method, either to verbally ask a question at the Meeting, or to listen in as an alternative to the webcast. Using your 16-digit control number included either on your proxy form or voting instruction form, as applicable, you will be able to listen to the Meeting proceedings and submit your questions verbally during the Meeting; however, you will not be able to vote your shares on the phone via the conference call during the Meeting and will have to use the online webcast for that purpose if you have not done so in advance of the Meeting. To join the conference call, you must call 1-888-950-2104 (toll-free in Canada and the U.S.) or 1-929-529-2854 (International). Guests will be able to attend the Meeting through the live webcast only, by joining the webcast as a guest at www.virtualshareholdermeeting.com/ CNI2022. They will not be able to submit questions or vote. They will not be allowed to dial into the conference call. Delivery of Meeting Materials and Voting Information Voting Information CN-37 Book - Circulaire 2022 - EN.indb 6 CN-37 Book - Circulaire 2022 - EN.indb 6 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 7 Submitting Questions Following the Meeting, we will hold a live Q&A session, during which we intend to answer all written questions submitted before or during the Meeting. Only shareholders may submit questions at the Meeting, either before or during the Meeting. To ask a question before the Meeting, you must visit www.proxyvote.com and log in using your 16-digit control number included either on your proxy form or voting instruction form, as applicable. Once past the log-in screen, please click on “Submit Questions”, complete the question form and click “Submit.” You may ask a question during the Meeting in two ways: (1) in writing through the live webcast at www.virtualshareholdermeeting.com/CNI2022 by logging in, typing your questions into the “Ask a Question” field, and clicking “Submit”; or (2) verbally through the conference call by dialing 1-888-950-2104 (toll-free in Canada and the U.S.) or 1-929-529-2854 (International) and using your 16-digit control number. In the case of the conference call, a meeting operator will queue-in your question and open the line at the appropriate time. Guests will not be able to submit questions either before or during the Meeting. The Chair of the Meeting reserves the right to edit or reject questions he deems profane or otherwise inappropriate in accordance with the rules of conduct of the Meeting which are available at www.cn.ca/en/investors/ and following the Meeting web page. Any questions pertinent to the Meeting that cannot be answered during the Meeting due to time constraints will be posted online and answered at www.cn.ca/en/investors/. The questions and answers will be available as soon as practical after the Meeting and will remain available until one week after posting. The Chair of the Meeting has broad authority to conduct the Meeting in an orderly manner. To ensure the Meeting is conducted in a manner that is fair to all shareholders, the Chair of the Meeting may exercise broad discretion in the order in which questions are answered and the amount of time devoted to answering any one question. Consistent with our prior annual meetings, all questions submitted in accordance with our rules of conduct for shareholders meeting generally are addressed in the order received. The questions and answers will be available as soon as practical after the Meeting and will remain available until one week after posting. Who can Vote Holders of common shares of CN as at the close of business on the Record Date (April 5, 2022) are entitled to vote at the Meeting or at any adjournment or postponement thereof, either live virtually or by proxy. As of the close of business on the Record Date, the Company had 694,032,805 common shares without par value outstanding. Subject to the voting restrictions described in this section, each common share carries the right to one vote. How to Vote If you are eligible to vote and your common shares are either registered in your name or are held in the name of a nominee (non-registered or Employee Shares (as defined herein)), you can vote your common shares at the Meeting virtually or by proxy in advance of the Meeting, as explained below. Voting by proxy in advance of the Meeting is the easiest way to vote your shares. The same procedures apply whether you are a registered shareholder, non-registered shareholder or holder of Employee Shares. You are a registered shareholder if your name appears on your share certificate or your Direct Registration System (DRS) confirmation. If you are a registered shareholder, you will receive a proxy form containing the relevant details concerning the business of the Meeting, including a 16-digit control number that is needed to (1) vote by proxy in advance of the Meeting, (2) join the live webcast and/or conference call the day of the Meeting to attend the Meeting live virtually, and (3) submit your questions and submit your vote while the Meeting is being held. If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a non-registered shareholder. If your common shares are listed in an account statement provided to you by your broker, such common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent or nominee of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a 16-digit control number that is needed to (1) vote by proxy in advance of the Meeting, (2) join the live webcast and/or conference call the day of the Meeting to attend the Meeting live virtually, and (3) submit your questions and submit your vote while the Meeting is being held. Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Savings Plan for U.S. Operations (collectively, the “Plans”) are known as “Employee Shares”. Employee Shares remain registered in the name of the Plans’ Custodian (currently Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company, as applicable), unless the employees have withdrawn their common shares from the Plans in accordance with the applicable provisions of such Plans. If you are a holder of Employee Shares you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a 16-digit control number that is needed to (1) vote by proxy in advance of the Meeting, (2) join the live webcast and/ or conference call the day of the Meeting to attend the Meeting live virtually, and (3) submit your questions and submit your vote while the Meeting is being held. Voting Information CN-37 Book - Circulaire 2022 - EN.indb 7 CN-37 Book - Circulaire 2022 - EN.indb 7 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 8 Vote in advance of the Meeting – Voting by Proxy Below are the different ways in which you can give your voting instructions, further details of which can be found in the proxy form or  voting instruction form, as applicable, accompanying this Information Circular: BY INTERNET Go to www.proxyvote.com and follow the instructions. You will need your 16-digit control number found on your proxy form or voting instruction form, as applicable. BY MAIL Complete and return the proxy form or voting instruction form as applicable, in the prepaid envelope provided. BY PHONE Call 1‐800‐474‐7493 (English) or 1‐800‐474‐7501 (French). You will need your 16-digit control number found on your proxy form or voting instruction form, as applicable. If you are using mail, your duly completed proxy form or voting instruction form, as applicable must have been received by our proxy tabulator with sufficient time for your vote to be processed, and in all cases, no later than 5:00 p.m. on May 18, 2022 (Eastern Daylight Time), or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the business day prior to the day fixed for the adjourned or postponed Meeting. For all other methods, you must have voted before 5:00 p.m. on May 19, 2022 (Eastern Daylight Time) or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the business day prior to the day fixed for the adjourned or postponed Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting at their discretion, and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice. Voting at the Meeting If you wish to vote at the Meeting, you do not need to complete or return your proxy form or voting instruction form, as applicable. The day of the Meeting, whether you are a registered or non-registered shareholder or holder of Employee Shares, you will be able to vote via the live webcast by completing a ballot online during the Meeting. You will need to visit www.virtualshareholdermeeting.com/ CNI2022 and check-in using your 16-digit control number included on your proxy form or voting instruction form, as applicable, as further described under the “Attending the Online Meeting” section of this Information Circular. If you wish to appoint someone as proxy to vote your shares for you at the Meeting during the live webcast, please follow the instructions found on either your proxy form or voting instruction form, as applicable, or on www.proxyvote.com. You will need to create a unique eight- character identification number which will allow your appointee to join the Meeting and vote your shares on your behalf. How your Shares will be Voted You can choose to vote FOR, WITHHOLD or AGAINST, depending on the items to be voted on. When you vote by proxy, you may appoint either the persons named as proxies in the proxy form or voting instruction form (who are the Board Chair and the President and Chief Executive Officer of the Company, or in the case of Employee Shares, Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company) or you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy or voting instruction form. You have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided, and following the instructions, found in the proxy form or voting instruction form, or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and that this person logs into the online Meeting using the credentials you created for him/ her as your appointee. Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy form or voting instruction form. If no instructions are indicated, your common shares represented by proxies in favour of the Board Chair or the President and Chief Executive Officer (or in the case of Employee Shares, Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company) will be voted as follows: i) FOR the election of management’s nominees as directors ii) FOR the appointment of KPMG LLP as auditors iii) FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the “Statement of Executive Compensation” section of this Information Circular iv) FOR, in an advisory, non-binding capacity, accepting the Company’s Climate Action Plan as disclosed in this Information Circular and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. As of the date of this Information Circular, CN’s management is not aware of any such amendment, variation or other business likely to be brought before the Meeting. If, however, any such amendment, variation or other business properly comes before the Meeting, proxies will be voted at the discretion of the person or persons named in the proxy form or voting instruction form. The persons named in the proxy form or voting instruction form will vote on such matter in accordance with their best judgment. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office. The Board of Directors and management are recommending that shareholders vote FOR items (i), (ii), (iii) and (iv). A simple majority of the votes cast will constitute approval of each of these matters. Voting Information CN-37 Book - Circulaire 2022 - EN.indb 8 CN-37 Book - Circulaire 2022 - EN.indb 8 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 9 Changing your Vote You may revoke your proxy at any time by: • v oting again by Internet or phone before 5:00 p.m. on May 19, 2022 (Eastern Daylight Time); • completing an instrument in writing (which includes another proxy form or voting instruction form, as applicable, with a date later than the date of your initial vote) executed by you or by your attorney (duly authorized in writing), and either (1) deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, 16th Floor, Montreal, Quebec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. on May 19, 2022 (Eastern Daylight Time) (or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the business day prior to the day fixed for the adjourned or postponed Meeting) or (2) filed electronically with the chair of the Meeting (at CN_Chair@cn.ca) prior to the Meeting’s commencement on the day of the Meeting or any adjournment or postponement thereof; or • any other manner permitted by law. Proxies received later than 5:00 p.m. on May 19, 2022 (Eastern Daylight Time) may be accepted or rejected by the Chair of the Meeting at their discretion, and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice. CN’s Voting Restrictions Our articles of continuance, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 25% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 25% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates. To the knowledge of the directors and senior officers of the Company, based on the most recent publicly available information, the only person who beneficially owns, or directly or indirectly exercises control or direction over, shares carrying 10% or more of the voting rights attached to any class of shares of the Company is Mr. William H. Gates, III. Mr. Gates is the sole member of Cascade Investment, L.L.C. (“Cascade”). Cascade held 68,725,821 common shares of the Company on the Record Date, representing 9.90% of the outstanding common shares of the Company. In addition, Mr. Gates is a co-trustee of the Bill & Melinda Gates Foundation Trust, which held 13,066,169 common shares of the Company on the Record Date, representing 1.88% of the outstanding common shares of the Company. Hence, on the Record Date, Mr. Gates is deemed to have control or direction over 81,791,990 common shares, representing 11.79% of the outstanding common shares of the Company. Additional Information Proxy Solicitation Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained and will pay for the services of Morrow Sodali for the solicitation of proxies in Canada and of D.F. King & Co., Inc. (“D.F. King”), for the solicitation of proxies in the U.S., at an aggregate cost estimated to be approximately C$80,000 plus additional costs relating to out-of-pocket expenses. Questions If you have questions about the information contained in this Information Circular or require assistance in completing your proxy form or voting instruction form, as applicable, please call Morrow Sodali, the Company’s proxy solicitation agent in Canada, toll-free in North America at 1-888-999-0818 or at 1-289-695-3075 outside of North America, or by e-mail at assistance@morrowsodali.com; or D.F. King, the Company’s proxy solicitation agent in the U.S., toll-free in North America at 1-888-542-7446 or at 1-212-269-5550 outside of North America, or by e-mail at CN@dfking.com. Transfer Agent You can contact the transfer agent either by mail at Computershare Trust Company of Canada 100 University Ave., 8th Floor Toronto (Ontario) M5J 2Y1 by telephone at 1-800-564-6253 or by Internet at www.investorcentre.com/service, or in French at www.centredesinvestisseurs.com/service. Intermediaries Fees Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners, who do not object to such disclosure. The Company pays intermediaries to send proxy- related materials to both objecting and non-objecting beneficial owners. Voting Information CN-37 Book - Circulaire 2022 - EN.indb 9 CN-37 Book - Circulaire 2022 - EN.indb 9 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 10 Financial Statements Our consolidated financial statements for the year ended December 31, 2021, together with the auditors’ reports thereon, are included in the 2021 Annual Report of the Company, available on our website at www.cn.ca, on SEDAR at www.sedar.com, in the Company’s annual report on Form 40-F available on the SEC’s website at www.sec.gov through EDGAR, and in print, free of charge, to any shareholder who requests a copy by contacting our Corporate Secretary at (514) 399-7091 or Vice-President, Investor Relations at (514) 399-0052. Election of Directors Our articles of continuance, as amended, provide that our Board of Directors shall consist of a minimum of seven and a maximum of 21 directors. Pursuant to a resolution of the Board of Directors, 11 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed. The term of office of each of the present directors expires at the close of the Meeting. The persons named in the section entitled “Nominees for Election to the Board — Description of Nominees” will be presented for election at the Meeting as management’s nominees. All of the nominees proposed for election as directors are currently directors of the Company, except for Mr. Knight, Mr. Freeman and Ms. Jones who are being proposed for election at the Meeting. All persons nominated were recommended to the Board of Directors by the Governance, Sustainability and Safety Committee. Mr. Pace, Mr. O’Connor and Mrs. Stein, who are currently directors of the Company, are not standing for re-election at the Meeting. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of the persons named in the section entitled “Nominees for Election to the Board — Description of Nominees”. These nominees are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors. Majority Voting Policy The Board of Directors has adopted a policy which is part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will tender his or her resignation to the Board Chair promptly following the meeting of shareholders at which the director is elected. The Governance, Sustainability and Safety Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will make its decision and promptly announce it in a press release within 90 days following the meeting of shareholders, a copy of which will be provided to the Toronto Stock Exchange (“TSX”). The Board of Directors shall, however, accept such resignation absent exceptional circumstances. The resignation shall be effective when accepted by the Board of Directors. The director who offered to tender his or her resignation should not be part of any committee or Board of Directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors. Appointment of Auditors The Board of Directors and the Audit, Finance and Risk Committee recommend that KPMG LLP be appointed to serve as the Company’s auditors until the next annual meeting of shareholders. The Audit, Finance and Risk Committee is responsible for recommending the appointment of the external auditors, evaluating and monitoring their qualifications, performance and independence, as well as assessing the appropriateness of the audit fees. KPMG LLP has served as the Company’s independent auditors since 1992. The Audit, Finance and Risk Committee continuously assesses the Company’s external auditors, and on an annual basis reviews the audit and non-audit fees, audit quality, independence, and tenure of our auditors, including the benefits and risks of having a long- tenured auditor and the controls and processes that help ensure KPMG’s independence. Additional information relating to the Company’s Audit, Finance and Risk Committee can be found in the Company’s 2021 Annual Information Form, available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov through EDGAR and on CN’s website at www.cn.ca. Additional information relating to auditors’ independence can be found in “Schedule C – Additional Audit, Finance and Risk Committee Disclosure” of this Information Circular. For the years ended December 31, 2021 and 2020, the fees for audit, audit- related, tax and all other services provided to the Company by KPMG LLP were the following: FEE (IN THOUSANDS) 2021 (C$) 2020 (C$) Audit 2,838 2,778 Audit-related 1,357 1,122 Tax 1,394 1,205 All other 33 42 Total fees 5,622 5,147 Pursuant to the terms of its charter, the Audit, Finance and Risk Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the external auditors. The Audit, Finance and Risk Committee pre-approved all the services performed by the auditors for audit, audit- related and non-audit related services for the years ended December 31, 2021 and 2020. The nature of the services under each category is described below. Audit Fees Consists of fees incurred for professional services rendered by the auditors in relation to the audits of the Company’s consolidated annual financial statements and internal control over financial reporting, review of quarterly reports and audits of the financial statements of certain of the Company’s subsidiaries. Business of the Meeting Business of the Meeting CN-37 Book - Circulaire 2022 - EN.indb 10 CN-37 Book - Circulaire 2022 - EN.indb 10 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 11 Audit-Related Fees Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, for attestation services in connection with reports required by statute or regulation, audit of the accounting associated with new, complex and proposed transactions and other services, including services required to be performed to issue consent or comfort letters, in connection with the issuance of securities or the filing of registration statements. Tax Fees Fees consist of compliance related services associated to cross- border employee tax filings, for assistance related to the preparation of Canadian and U.S. research and development tax credit filings and other tax advice and compliance services. All Other Fees Consists of fees related to forensic investigation and accounting services related to a foreign subsidiary. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders. Advisory Vote on Executive Compensation The Company is again providing its shareholders with an opportunity to cast at the Meeting an advisory vote on the Company’s approach to executive compensation, as disclosed in the “Statement of Executive Compensation” section of this Information Circular. Such section describes the role of the Human Resources and Compensation Committee in overseeing compensation of executives and ensuring that it is anchored on a disciplined approach, linked to performance so as to be market competitive. The section also describes the Company’s executive compensation principles, the structure of the compensation plans for executives, and the alignment of such plans with the interests of our shareholders. The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or voting information form intend to vote FOR the following resolution: “RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the section entitled “Statement of Executive Compensation” of the Information Circular of the Company dated April 5, 2022.” The Board of Directors has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at a meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the Human Resources and Compensation Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns. The Board of Directors and the Human Resources and Compensation Committee will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of shareholders’ specific concerns. Advisory Vote on Climate Change The Company is providing its shareholders with an opportunity to cast at the Meeting an advisory vote on the Company’s Climate Action Plan, as disclosed in the “Climate Action Plan Report” section of this Information Circular. Such section describes the role of the Board and the Governance, Sustainability and Safety Committee in overseeing the Company’s greenhouse gas emissions (“GHG”) reduction plan and ensuring it is linked to the Company’s long term strategic plan. The section also describes the Company’s GHG emission levels in a manner consistent with the TCFD recommendations and the strategy that the Company has adopted or will adopt to reduce the emissions in the future. The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or voting information form intend to vote FOR the following resolution: “RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the Company’s Climate Action Plan disclosing the Company’s GHG emissions and the strategy the Company has adopted or will adopt in accordance with its Climate Action Plan to reduce the Company’s GHG emission levels in the future, the whole in a manner consistent with the Task Force on Climate- Related Financial Disclosures recommendations, as disclosed in the section entitled “Climate Action Plan Report” of the Information Circular of the Company dated April 5, 2022. The Board of Directors has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at a meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the Governance, Sustainability and Safety Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns with the Company’s Climate Action Plan. The Board of Directors and the Governance, Sustainability and Safety Committee will consider the results of this process and, if appropriate, review the Company’s Climate Action Plan in the context of shareholders’ specific concerns. Other Business Following the conclusion of the formal business to be conducted at the Meeting, we will: • discuss highlights of our 2021 performance and plans for the future, and • invite questions and comments from shareholders. As of the date of this Information Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit. Business of the Meeting CN-37 Book - Circulaire 2022 - EN.indb 11 CN-37 Book - Circulaire 2022 - EN.indb 11 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 12 Description of Nominees The following tables set out information as at April 5, 2022, unless otherwise indicated, and include a profile of each nominated director with an explanation of his or her experience, qualifications, top four competencies, participation on the Board and its committees, ownership of securities of CN, as well as participation on the boards of other public companies during the past five years. A more detailed description of our directors’ competencies can be found under the heading “Competency Matrix” in the section entitled “Statement of Corporate Governance Practices”. Each nominee, other than Mr. Knight, Mr. Freeman and Ms. Jones, is a current director of the Company. Mr. Pace, Mr. O’Connor and Mrs. Stein, who are currently directors of the Company, are not standing for re-election at the Meeting. Nominees for Election to the Board AGE 62 (1) Ontario, Canada DIRECTOR SINCE April 25, 2017 Independent Shauneen Bruder Corporate Director and Vice Chair of the Board, CN Ms. Bruder was, until her retirement on October 31, 2019, the Executive Vice-President, Operations at the Royal Bank of Canada (“RBC”) where she was responsible for overseeing operations related to all personal and business clients in Canada. Her previous senior roles at RBC include Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Bank, Inc. in North Carolina. She is a member of the Institute of Corporate Directors and is Chair of the Board of Governors for the University of Guelph. Previously, she was appointed as the Chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. She serves as Honorary Consul for Luxembourg in Toronto. In 2012, she was awarded the Queen’s Diamond Jubilee Medal. She was appointed as Vice Chair of the Board of CN on January 25, 2022. Ms. Bruder was inducted in the Women’s Executive Network 100 Most Powerful Women in Canada Hall of Fame in 2016. Ms. Bruder holds a B.A. from the University of Guelph and an MBA (Gold Medalist) from Queen’s University. Qualifications to sit on the Board Ms. Bruder’s decades-long experience as a senior executive in Canada and in the U.S. of a large capitalization financial institution and her role as board chair of a major Canadian university and Canadian and U.S. business councils gives her invaluable insights into Canadian and U.S. strategic business development, customer experience, financial matters and technology and innovation. Ms. Bruder’s Competencies The following experience and skills qualify Ms. Bruder to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: More than 20 years experience as a senior executive with RBC, including in roles as EVP Operations, EVP Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division, President of RBC Centura Bank, Inc. in North Carolina and senior executive roles in Marketing and Strategic Planning. • Strategic Planning: Executive Vice-President, Operations and various other senior executive positions at RBC from 1996 to 2019; Chair of the Governance, Sustainability and Safety Committee of CN; Member of the Board of Directors of Andrew Peller Limited since 2018. • Customer Experience/Sales/Marketing: Executive Vice-President, Operations and various other senior executive positions at RBC from 1996 to 2019; Member of the Board of Directors of CN since 2017. • Technology/Innovation/Artificial Intelligence/Cyber Security: Past Executive Vice-President, Operations at RBC until 2019 responsible for: large scale digitization of core operations, data management and advanced analytics/machine learning programs, and enterprise fraud management. MEMBER OF (2) ATTENDANCE 2021 Board 100% Audit Committee (Chair) (3) 100% Donations and Sponsorships Committee (4) 100% Environment, Safety and Security Committee (5) 100% Audit, Finance and Risk Committee 100% Governance, Sustainability and Safety Committee (Chair) 100% Human Resources and Compensation Committee 100% 98.35% votes in favour in 2021. OTHER CURRENT PUBLIC BOARD Andrew Peller Limited (2018–present) SECURITIES HELD Value at risk C$3,104,435 (6) Common Shares Owned or Controlled (7) 19,410 April 2022 16,412 February 2021 Nominees for Election to the Board CN-37 Book - Circulaire 2022 - EN.indb 12 CN-37 Book - Circulaire 2022 - EN.indb 12 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 13 AGE 57 (1) Texas, USA DIRECTOR SINCE October 27, 2021 Independent Jo-ann dePass Olsovsky Retired Executive Vice-President and Chief Information Officer, Salesforce.com, Inc. Ms. dePass Olsovsky was the Executive Vice-President and Chief Information Officer at Salesforce.com, Inc., a cloud-based software company, from February 2018 before her retirement from the role effective April 4, 2022. She currently acts as an advisor at Salesforce.com. At Salesforce.com, she oversaw global information technology organization in order to ensure business functionality, automation, mobility and an engaging user experience throughout Salesforce.com’s platform. Prior to Salesforce.com, Ms. dePass Olsovsky served approximately 12 years in executive roles at BNSF. As their Senior Vice- President and Chief Information Officer, she led BNSF’s enterprise information technology. Prior to her work at BNSF, Ms. dePass Olsovsky held technology leadership positions at GTE/Verizon and AT&T from 1984 to 2006. Ms. dePass Olsovsky is also a member of the board of directors for Reltio, a high-tech data management company. She has long been very active in local communities and has acted as customer board member at various global companies (including as a former member of the advisory boards at AT&T, Google and Dell), and previously acted as a member of TCU Neeley School of Business Advisory Board and the Fort Worth Hispanic Chamber of Commerce. She has earned numerous industry recognitions for technology achievements, including being voted one of “Ten Best in Texas Women to Know” in 2008 by the National Woman of Color Science, Technology, Engineering & Math (STEM) conference; being named one of Hispanic IT Executive Council’s Top 100 Most Influential Hispanics; and, most recently, being named as #10 on Technology Magazine’s 2021 TOP100 CIOs and Chief In Tech’s 100 Women in Tech to Watch in 2022. Ms. dePass Olsovsky holds a bachelor’s degree in Business Management and an MBA from Nova Southeastern University, as well as a master’s degree in Project Management from George Washington University. Qualifications to sit on the Board Ms. dePass Olsovsky’s decades long experience and in-depth knowledge of technology, cybersecurity, infrastructure operations, as well as her history in senior executive leadership positions for over a decade at a Class I railroad, allows her to contribute meaningfully to the Board’s vision and CN’s strategic development, leadership and technology and innovation. Ms. dePass Olsovsky’s Competencies The following experience and skills qualify Ms. dePass Olsovsky to sit on the Board of CN: Principal (Top 4) Competencies • Technology/Innovation/Artificial Intelligence/Cyber Security: Former Executive Vice-President and Chief Information Officer at Salesforce.com; Over 30 years of extensive experience in technology architecture, networking, cyber security, large scale systems implementation, M&A integrations, new products, cloud migration, digital customer experiences, data management & analytics, predictive sciences, aerial inspection, etc. • CEO/Executive Leadership Experience: 16 years executive experience; Former Executive Vice-President and Chief Information Officer at Salesforce.com; Almost 12 years’ experience at BNSF, most recently as Senior Vice-President and Chief Information Officer and initially VP & CIO since December 2007; Currently Reltio board of director member serving on various committees including Finance and Audit; 10 years on Railinc Board of Directors including serving on various committees and as board chair from 2014 to 2018. • Transportation Industry/Logistics/Supply Chain/Global Trade: Almost 12 years’ experience in senior management at BNSF; 10 years on Railinc Board of Directors including serving on various committees and as board chair from 2014 to 2018. • Customer Experience/Sales/Marketing: Former Executive Vice-President and Chief Information Officer at Salesforce.com; Prior Senior Vice-President and Chief Information Officer at BNSF, partnered with external customers to implement technology to improve the customer experience (e.g. intermodal; mobile/web freight car requests, status, billing; train crew/ industry freight move automation, etc.). MEMBER OF (2) ATTENDANCE 2021 Board 100% OTHER CURRENT PUBLIC BOARDS – SECURITIES HELD Value at risk C$454,684 (6) Common Shares Owned or Controlled (7) 2,841 April 2022 392 October 2021 Nominees for Election to the Board CN-37 Book - Circulaire 2022 - EN.indb 13 CN-37 Book - Circulaire 2022 - EN.indb 13 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 14 AGE 67 (1) Tennessee, USA DIRECTOR SINCE New Director Nominee Independent David Freeman Corporate Director David Freeman is the former Executive Vice President of Operations for BNSF. In this capacity, Mr. Freeman oversaw all engineering, environmental, mechanical, operations support, transportation, safety and training, service design and resource protection for the entire railway. After a successful 19-year career during which he held various senior positions, Mr. Freeman retired from BNSF in early 2020. Prior to joining BNSF, Mr. Freeman worked from 1981 to 2001 in the aluminum industry at Alcoa Corporation and Imco Recycling Inc., where he occupied various roles, including in manufacturing and supply chain. From 1976 to 1981, Mr. Freeman held different functions relating to engineering, mechanical and transportation at the Missouri Pacific Railroad (now a part of Union Pacific). From March 2020 to March 2022, Mr. Freeman was a member of the Board of directors of Loram Holdings, Inc., a private company involved in the design, build and operations for various maintenance of way equipment and activities in the railroad industry. From 2008 to 2011, Mr. Freeman sat on the Board of governors of the American Railway Engineering and Maintenance-of-Way Association. Mr. Freeman holds a B.S. in Civil Engineering from Lehigh University. Qualifications to sit on the Board Drawing on his enduring career in the railroad industry and his former position as Executive Vice President of BNSF, Mr. Freeman brings a wealth of experience to the Board with regards to leadership in the transportation industry as well as logistics, operations and risk management and safety. Mr. Freeman’s Competencies The following experience and skills qualify Mr. Freeman to sit on the Board of CN: Principal (Top 4) Competencies • Transport Industry/Logistics/Supply Chain/Global Trade: Decades-long experience as former Executive Vice President of Operations for BNSF; Former member of the Board of Loram Holdings, Inc.; Board of governor’s member of the American Railway Engineering and Maintenance-of-Way Association from 2008 to 2011; 20-year experience at Alcoa Corporation, including in manufacturing and supply chain. • Risk Management and Safety: Former Executive Vice President of Operations for BNSF. • CEO/Executive Leadership Experience: Former Executive Vice President of Operations for BNSF. • Strategic Planning: Former Executive Vice President of Operations for BNSF; Former member of the Board of Loram Holdings, Inc. OTHER CURRENT PUBLIC BOARDS – Nominees for Election to the Board CN-37 Book - Circulaire 2022 - EN.indb 14 CN-37 Book - Circulaire 2022 - EN.indb 14 2022-04-07 16:50 2022-04-07 16:50

CN | Management Information Circular 2022 15 AGE 59 (1) Michigan, USA DIRECTOR SINCE April 27, 2021 Independent Denise Gray Director, External Affairs & Government Relations, North America, LG Energy Solution Michigan Inc., U.S. Ms. Gray is Director, External Affairs & Government Relations, North America, LG Energy Solution Michigan Inc., U.S., a subsidiary of LG Energy Solution Ltd. Until March 14, 2022, she oversaw the North American subsidiary of South Korean LG Energy Solution, one of the world’s largest lithium-ion battery manufacturers, as President of LG Chem Michigan Inc. Tech Center, subsidiary of LG Energy Solution Ltd, since 2018. Before that, she was President and Chief Executive Officer of LG Chem Power, Inc., a company focused on lithium-ion polymer battery technology applications in the North American automotive and commercial markets. Prior to September 2015, she was Vice-President, Powertrain Electrification at AVL List GmbH in Graz, Austria and North America. For over 30 years prior to March 2010, she had roles of increasing responsibility at General Motors including acting as head of Global Battery Systems Engineering where she was a driving force behind the Chevrolet Volt Vehicle Battery. Ms. Gray has been a member of the board of Tenneco, Inc., a U.S. public company and a manufacturer of automotive products for global markets, including light vehicle, commercial truck, industrial and the aftermarket since 2019 and serves as a member of the board’s audit and compensation committees. Ms. Gray also serves on the board of directors of the Original Equipment Suppliers Association (OESA), a non-profit trade association that represents original equipment automotive suppliers in North America. Her support of the STEM (science, technology, engineering and mathematics) academic disciplines was recognized when she was awarded the 2017 Women of Color Technologist of the Year Award. Ms. Gray holds a bachelor’s degree in Electrical Engineering from Kettering University and a master’s degree in Engineering Management Technology from Rensselaer Polytechnic Institute. Qualifications to sit on the Board Ms. Gray’s decades-long experience as an executive including as President and Chief Executive Officer at the forefront of technological innovation in the transportation industry provides valuable insight to the Board on innovation and the use of new, greener technology in CN’s operations. Her extensive experience in strategic planning for the development and implementation of new technology in traditional industries allows her to contribute meaningfully to the Board’s vision and CN’s strategic plan. Ms. Gray’s Competencies The following experience and skills qualify Ms. Gray to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: Director, External Affairs & Government Relations, North America, LG Energy Solution Michigan Inc., U.S. and previously as President and Chief Executive Officer of LG Chem Michigan Inc. Tech Center, and LG Chem Power, Inc., a global leading lithium-ion battery manufacturer; Over 30 years’ experience as an executive with General Motors, a leading multinational automotive corporation. • Strategic Planning: Overseeing the strategic planning for the development and implementation of innovative technology, including the development of the Chevrolet Volt Vehicle Battery; Member of the Governance, Sustainability and Safety Committee of CN. • Technology/Innovation/Artificial Intelligence/Cyber Security: Experience in the application of innovative technology including lithium-ion batteries within traditional industries. • Transportation Industry/Logistics/Supply Chain/Global Trade: Over 30 years of experience in the automotive industry both for an automotive manufacturer and for a supplier of original equipment to manufacturers in the transportation industry. MEMBER OF (2) ATTENDANCE 2021 Board 81% Audit, Finance and Risk Committee 100% Governance, Sustainability and Safety Committee 100% Human Resources and Compensation Committee 75% 99.85% votes in favour in 2021. OTHER CURRENT PUBLIC BOARD Tenneco, Inc. (2019-present) SECURITIES HELD Value at risk C$669,463 (6) Common Shares Owned or Controlled (7) 4,183 April 2022 Nil February 2021 Nominees for Election to the Board CN-37 Book - Circulaire 2022 - EN.indb 15 CN-37 Book - Circulaire 2022 - EN.indb 15 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 16 AGE 51 (1) Washington, USA DIRECTOR SINCE April 27, 2021 Independent Justin M. Howell Senior Investment Manager, Cascade Asset Management Co. Mr. Howell is a senior investment manager with Cascade Asset Management Co., the investment office for the Gates Family and the Bill and Melinda Gates Foundation. Mr. Howell was formerly an investment banker, with Bank of America Merrill Lynch, New York, New York and a lawyer with the law firm, Cravath, Swaine & Moore LLP, New York, New York. Mr. Howell is the chair of the nomination and compensation committee and a member of the board of directors of Sika AG, a multinational specialty chemical company listed on the SIX Swiss Exchange and headquartered in Baar, Switzerland. Mr. Howell studied at McGill University, Montreal, Canada and holds a B.A. from UNBC and a LL.B./B.C.L. degree from McGill University Faculty of Law. He is retired from the New York and Washington State Bars. Qualifications to sit on the Board Mr. Howell’s in-depth knowledge of international financial and capital markets and extensive international experience in corporate finance, investment banking and M&A together with his wide network across industries gives him valuable insight into CN’s international strategic development. With over 10 years of experience working for a global asset owner with a strong focus on sustainable, long-term investment coupled with his background as a lawyer, he brings to the Board broad expertise in the areas of sustainability, environmental, social and corporate responsibility, corporate governance and legal. Mr. Howell’s Competencies The following experience and skills qualify Mr. Howell to sit on the Board of CN: Principal (Top 4) Competencies • International/Global Experience and Perspective: Senior investment manager of Cascade Asset Management Co.; Former investment banker at Bank of America Merrill Lynch (Experience in public and private equity investment for a global portfolio, governance principles in the U.S., Canada, and Europe, and complex transactions with multi-national businesses). • Environmental/Social/Corporate Responsibility: Senior investment manager of Cascade Asset Management Co. (Experience in sustainable, long-term investment principles); Member of the Governance, Sustainability and Safety Committee of CN. • Corporate Governance/Public Company Experience: Chair of the Nomination and Compensation Committee and member of the board of Sika AG (Experience in strategy-aligned compensation models and international governance principles for a major publicly listed company); Member of the Governance, Sustainability and Safety Committee of CN. • Finance/Accounting/Investor Relations: Senior investment manager of Cascade Asset Management Co.; Former investment banker at Bank of America Merrill Lynch (Experience in investment management, overseeing complex M&A and other financial transactions, and corporate finance). MEMBER OF (2) ATTENDANCE 2021 Board 96% Governance, Sustainability and Safety Committee 100% Human Resources and Compensation Committee 100% Pension and Investment Committee 100% 99.85% votes in favour in 2021. OTHER CURRENT PUBLIC BOARD Sika AG (2018-present) SECURITIES HELD Value at risk C$565,434 (6) Common Shares Owned or Controlled (7) 3,533 April 2022 Nil February 2021 Nominees for Election to the Board CN-37 Book - Circulaire 2022 - EN.indb 16 CN-37 Book - Circulaire 2022 - EN.indb 16 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 17 AGE 52 (1) Alberta, Canada DIRECTOR SINCE New Director Nominee Independent Susan C. Jones Corporate Director Ms. Jones is a Corporate Director having served on numerous public company boards and having held various leadership positions within public companies throughout her career in the energy, energy transition, mining and agricultural sectors. She also has experience with Class I railroads from a customer-lens, having dealt with such railways as customers throughout her career. She currently sits on the boards of the companies in the below table. Ms. Jones served as Executive Vice President and Chief Executive Officer of the Potash Business Unit at Nutrien Ltd. (“Nutrien”) until her retirement in 2019. She also held a variety of leadership roles within Nutrien between 2004 and 2017, including, among others, Chief Legal Officer, President of the Phosphate Business Unit, Managing Director of the European Fertilizer trading business, Vice-President of Marketing and Distribution, and Senior Director of Business Development and Strategy. In these roles, she was responsible for running and transforming large businesses, with a focus on operational excellence, people and culture, including leadership in unionized environments. Prior to her career at Nutrien, Ms. Jones was a partner at Jones & Ruud Law Corp from 1996 until 2003. Ms. Jones holds a Bachelor of Arts in Political Science and Hispanic Studies from the University of Victoria, as well as a Bachelor of Laws from the University of Ottawa. She also earned a Leadership Diploma from the University of Oxford and holds a Director Certificate from Harvard University. In 2017, she was named the Osler Purdy Crawford Deal Maker of the Year at the Canadian General Counsel Awards in recognition of her role in the merger of Agrium Inc. and Potash Corporation of Saskatchewan Inc. Ms. Jones has also served on the United Way and the Canadian Bar Association and has been an active supporter of women’s leadership groups and equity, diversity and inclusion throughout her career. Qualifications to sit on the Board Ms. Jones’ extensive experience in senior executive positions at a large global mining agriculture company, along with her experience as a board and board committee member of various large public companies and her distinguished legal background will allow her to bring to the Board invaluable insight into strategic business development and transformations and environmental, social and corporate governance issues, as well as into regulatory and legal matters. Ms. Jones’ Competencies The following experience and skills qualify Ms. Jones to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: Former Executive Vice President and Chief Executive Officer of the Potash Business Unit of Nutrien; Former Chief Legal Officer of Nutrien; Former Senior Vice President and President of the Phosphate Business Unit at Nutrien; Generally, held various executive leadership positions within Nutrien for over 15 years from 2004 until her retirement in 2019. • Government/Regulatory/Public Policy/Legal: Former Chief Legal Officer of Nutrien from March 2015 until December 2017; Former legal counsel of Nutrien from 2004 until 2007; Co-Chair of the Food & Agribusiness Section of the Canadian Bar Association in 2017; Former partner at Jones & Ruud Law Corp for nearly a decade. • People and Talent Management/Organized Labour/Diversity and Inclusion: Chair of the Compensation Committee and member of the Nominating and Governance Committee at Piedmont Lithium Inc.; Member of the Human Resources Committee of TC Energy Corporation; Member of the Human Resources & Compensation Committee of ARC Resources Ltd.; Generally, extensive board, senior leadership and executive experience overseeing large groups of employees with a focus on building strong employee engagement, trust and retention. • Environmental/Social/Corporate Responsibility: Member of the Safety, Reserves & Operational Excellence Committee at ARC Resources Ltd.; Former member of the Environmental, Social, Governance, Health and Safety Committee at Gibson Energy Inc. from December 2018 to February 2020; Former Chief Legal Officer of Nutrien; Extensive experience in the development and governance oversight of sustainability strategies including health & safety, environmental stewardship and energy transition and the advancement of equity, diversity and inclusion priorities. OTHER CURRENT PUBLIC BOARDS (8) TC Energy Corporation (2020-present) ARC Resources Ltd. (2020-present)* Piedmont Lithium Inc. (2021-present) * Ms. Jones served on the board of Seven Generations Energy Ltd. starting in 2020, and continued on the board of ARC Resources Ltd. after its merger with Seven Generations Energy Ltd. in 2021. OTHER PUBLIC BOARDS DURING PAST 5 YEARS Gibson Energy Inc. (2018–2020) Nominees for Election to the Board CN-37 Book - Circulaire 2022 - EN.indb 17 CN-37 Book - Circulaire 2022 - EN.indb 17 2022-04-07 16:50 2022-04-07 16:50

CN | Management Information Circular 2022 18 AGE 64 (1) Florida, U.S.A. DIRECTOR SINCE New Director Nominee Independent Robert Knight Corporate Director Robert Knight is a corporate director and the former Chief Financial Officer of Union Pacific Corporation, a position he held for 15 years before retiring in December 2019. For seven consecutive years, Mr. Knight was named to Institutional Investor magazine’s All-America Executive Team as the top CFO in all of transportation. During Mr. Knight’s 40-year tenure at Union Pacific Corporation, he also held a variety of senior executive positions, including General Manager of the company’s energy and automotive business units. As a proven leader with extensive experience in finance, strategy and corporate governance, Mr. Knight serves as a director and member of the Compensation Committee at Schneider National, Inc., director and Chair of the Audit Committee at Hyliion Holdings Corp. and director at Carrix Corporation, a private transportation services company. Mr. Knight holds an MBA from Southern Illinois University and a B.A. from Kansas State University. Qualifications to sit on the Board With his decades-long experience in finance and corporate governance as former CFO of a Class I railroad, Mr. Knight brings to the Board business and strategic leadership, as well as extensive knowledge of the transportation industry. Mr. Knight will provide the Board with ground experience and a global vision of business strategy. Mr. Knight’s Competencies The following experience and skills qualify Mr. Knight to sit on the Board of CN: Principal (Top 4) Competencies • Finance/Accounting/Investor Relations: Chair of Audit Committee of Hyliion Holdings Corp.; Chief Financial Officer of Union Pacific Corporation from 2004 to 2019. • Transport Industry/Logistics/Supply Chain/Global Trade: Former Chief Financial Officer of Union Pacific Corporation; Independent Director at Schneider National, Inc., a transportation and logistics company, since April 2020 and Carrix, Inc., a privately-held marine terminal and rail operator company. • Strategic Planning: Former Chief Financial Officer of Union Pacific Corporation; Member of the Board of Schneider National, Inc. since April 2020; Member of the Board of Hyliion Holdings Corp. since October 2020. • Corporate Governance/Public Company Experience: Member of the Board of Schneider National, Inc. since April 2020; Member of the Board of Hyliion Holdings Corp. since October 2020. OTHER CURRENT PUBLIC BOARDS Schneider National, Inc. (2020-present) Hyliion Holdings Corp. (2020-present) Nominees for Election to the Board CN-37 Book - Circulaire 2022 - EN.indb 18 CN-37 Book - Circulaire 2022 - EN.indb 18 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 19 AGE 71 (1) Ontario, Canada DIRECTOR SINCE April 23, 2014 Independent The Hon. Kevin G. Lynch, P.C., O.C., PH.D., LL.D. Corporate Director The Honourable Kevin Lynch was Vice Chair of BMO Financial Group from 2010 until his retirement in the fall of 2020. Prior to joining BMO, Dr. Lynch had a distinguished 33 year career with the Government of Canada, serving as Clerk of the Privy Council, Secretary to the Cabinet, Deputy Minister of Finance, Deputy Minister of Industry as well as Executive Director at the International Monetary Fund. Dr. Lynch is the past Chancellor of the University of King’s College, the past Chair of the Board of Governors of the University of Waterloo, a Senior Fellow of Massey College and a Trustee of the Killam Trusts. Dr. Lynch is a director emeritus of the Governor General’s Rideau Hall Foundation and a member of the Bretton Woods Committee. He recently retired from his directorships at Communitech and the Asia Pacific Foundation of Canada. Dr. Lynch earned a B.A. from Mount Allison University, a Masters in Economics from the University of Manchester and a doctorate in Economics from McMaster University. He was made a Member of the Queen’s Privy Council for Canada in 2009, was appointed an Officer of the Order of Canada in 2011, has received 11 honorary doctorates from Canadian Universities and was awarded the Queen’s Golden and Diamond Jubilee Medals for public service. Qualifications to sit on the Board Due to his distinguished career in public service, numerous academic achievements, significant experience as both a senior executive and director of major public companies, and participation on numerous not-for-profit boards, Dr. Lynch brings to the Board invaluable insight into public policy, strategic business development and financial matters. Dr. Lynch’s Competencies The following experience and skills qualify Dr. Lynch to sit on the Board of CN: Principal (Top 4) Competencies • Finance/Accounting/Investor Relations: Deputy Minister of Finance, responsible for federal budgets and the Public Accounts; Member of the Accounting Standards Oversight Council of Canada; Experience as Vice Chair of BMO Financial Group; Member of the Audit, Finance and Risk Committee of CN; Former member of the Pension and Investment Committee of CN. • Go vernment/Regulatory/Public Policy/Legal: Public service career including as Clerk of the Privy Council, the highest ranking federal public servant, Secretary to the Cabinet, Deputy Minister of Finance, Deputy Minister of Industry as well as Executive Director for Canada at the International Monetary Fund. • People and Talent Management/Organized Labour/Diversity and Inclusion: Head of the Public Service of Canada; Deputy Minister of two government departments; Chair of the Human Resources and Compensation Committee of CN; Former member of the Pension and Investment Committee of CN; Former member of the Human Resources Committee of Empire Company Limited. • S trategic Planning: Deputy Minister of Finance, responsible for leading the Government of Canada’s annual policy planning and budget cycle; Former Chair of the board of SNC‑Lavalin Group Inc.; Experience as Vice Chair of BMO Financial Group; Executive Director at the IMF; Former member of the Strategic Planning Committee of CN; Member of the Governance, Sustainability and Safety Committee of CN; Former member of the Corporate Governance and Nominating Committee of CN. MEMBER OF (2) ATTENDANCE 2021 Board 98% Audit Committee (3) 100% Corporate Governance and Nominating Committee (5) 100% Strategic Planning Committee (9) 100% Audit, Finance and Risk Committee 100% Governance, Sustainability and Safety Committee 100% Human Resources and Compensation Committee (Chair) 100% 98.11% votes in favour in 2021. OTHER PUBLIC BOARDS DURING PAST 5 YEARS SNC‑Lavalin Group Inc. (2017–2020) CNOOC Limited (2014–2019) Empire Company Limited (Sobeys, Inc.) (2013–2017) SECURITIES HELD Value at risk C$5,408,211 (6) Common Shares Owned or Controlled (7) 33,814 April 2022 30,546 February 2021 Nominees for Election to the Board CN-37 Book - Circulaire 2022 - EN.indb 19 CN-37 Book - Circulaire 2022 - EN.indb 19 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 20 AGE 60 (1) Alberta, Canada DIRECTOR SINCE October 6, 2020 Independent Margaret A. McKenzie Corporate Director Ms. McKenzie is a Corporate Director with more than 30 years’ experience in the energy sector where she developed expertise in financial reporting, treasury, corporate finance and risk management. She is currently serving on the board of the companies mentioned in the below table. Ms. McKenzie is the founder and former Chief Financial Officer of Range Royalty Management Ltd, a position she assumed from 2006 to 2014. In addition to being the Chief Financial Officer of Profico Energy Management Ltd. from 2000 to 2006, Ms. McKenzie served on both public and private company boards since 2006. She has also served as director for non-profit boards such as the Audit Committee for the University of Calgary from 2014 to 2017, the Capital Campaign Committee for the Alex Community Food Centre in 2016–2017. Ms. McKenzie holds a Bachelor of Commerce Degree (Accounting) from the University of Saskatchewan and has obtained her designation as ICD.D with the Institute of Corporate Directors. She has also been Chartered Professional Accountant (CPA CA) since 1985. Qualifications to sit on the Board Ms. McKenzie’s decades-long experience as a senior executive of Canadian energy companies and extensive experience as a board member of major public issuers operating in the same sector, as well as her service and entrepreneurial experience as a founder and board member of various private companies, allow her to bring invaluable insight into financial matters, environmental, social and corporate governance issues and strategic business development. Ms. McKenzie’s Competencies The following experience and skills qualify Ms. McKenzie to sit on the Board of CN: Principal (Top 4) Competencies • Finance/Accounting/Investor Relations: Chief Financial Officer of Range Royalty Management Ltd. from 2006 to 2014; Chief Financial Officer of Profico Energy Management Ltd. from 2000 to 2006; Member of the Audit, Finance and Risk Committee of CN; Member of the Pension and Investment Committee of CN; Chair of the Audit Committee of PrairieSky Royalty Ltd.; Former member of the Finance Committee of CN; Former member of the Audit Committee of Ovintiv Inc.; Former member of the Audit Committee of Inter Pipeline Ltd. • Risk Management and Safety: Member of the Major Projects Review Committee of Inter Pipeline Ltd.; Former member of the Environment, Safety and Security Committee of CN. • Strategic Planning: Founder of Range Royalty Management Ltd; Member of the Board of Directors of PrairieSky Royalty Ltd. since 2014; Former member of the Strategic Planning Committee of CN; Former member of the Board of Directors of Ovintiv Corporation; Former member of the Board of Directors of InterPipeline Limited; Appointed Chair of the Special Committee of Independent Directors of Inter Pipeline Ltd. in connection with the launch of a comprehensive Strategic Review process; Former member of the Corporate Governance and Nominating Committee of CN. • Environmental/Social/Corporate Responsibility: Former member of the Corporate Governance and Nominating Committee of CN; Former member of the Environment, Safety & Security Committee of CN; Over thirty years of experience in energy business overseeing safety, risk management and environmental matters; Individual Member of the Sustainability Accounting Standards Board (“SASB”). MEMBER OF (2) ATTENDANCE 2021 Board 100% Corporate Governance and Nominating Committee (5) (10) 100% Environment, Safety and Security Committee (5) (10) 100% Finance Committee (3) 100% Strategic Planning Committee (9) 100% Audit, Finance and Risk Committee 100% Pension and Investment Committee 100% 99.49% votes in favour in 2021. OTHER CURRENT PUBLIC BOARDS PrairieSky Royalty Ltd. (PSK) (2014-present) OTHER PUBLIC BOARD DURING PAST 5 YEARS Ovintiv Corporation (2015–2021) InterPipeline Limited (IPL) (2015–2021) Bonavista Energy Corporation (2006–2018) SECURITIES HELD Value at risk C$1,876,736 (6) Common Shares Owned or Controlled (7) 11,734 April 2022 5,217 February 2021 Nominees for Election to the Board CN-37 Book - Circulaire 2022 - EN.indb 20 CN-37 Book - Circulaire 2022 - EN.indb 20 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 21 AGE 71 (1) British Columbia, Canada DIRECTOR SINCE April 23, 2014 Independent Robert L. Phillips President, R.L. Phillips Investments Inc. Mr. Phillips is the President of R.L. Phillips Investments Inc. and was previously President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001 to 2004. Mr. Phillips was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd. and, before that, held the position of Chief Executive Officer at PTI Group and Dreco Energy Services Limited. He also enjoyed a prestigious career as a corporate lawyer and was appointed to the Queen’s Counsel in Alberta in 1991. Mr. Phillips was inducted as a fellow of the Institute of Corporate Directors in June 2017. Mr. Phillips serves on the public boards mentioned in the below table. Mr. Phillips received his Bachelor of Laws (Gold Medalist), and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta. Qualifications to sit on the Board In addition to the transport industry specific experience as President and Chief Executive Officer and director of British Columbia Railway Company Limited, Mr. Phillips brings extensive experience as a board member of major public companies operating in Canada and the U.S. in the transportation, financial, forestry, energy and space industries. This experience enables him to provide the Board with both a transport industry perspective and a broad vision of business strategy. Mr. Phillips’ Competencies The following experience and skills qualify Mr. Phillips to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: President of R.L. Phillips Investments Inc.; President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001 to 2004; Former Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd; Former Chief Executive Officer at PTI Group and Dreco Energy Services Limited. • Transport Industry/Logistics/Supply Chain/Global Trade: Member of the Board of CN since 2014 and former member of its Environment, Safety & Security Committee; President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001 to 2004. • Strategic Planning: Former member of the Strategic Planning Committee of CN; Member of the Risk Management Committee of Canadian Western Bank*; Former Chair of the Corporate Governance and Nominating Committee of CN. • Corporate Governance/Public Company Experience: Member of the Board of CN since 2014; Chair of the Board of Directors of Canadian Western Bank since 2016 (director since 2001)*; Lead Director of West Fraser Timber Co. Ltd. since 2008 (director since 2005); Member of the Board of Directors of Capital Power Corporation since 2019; Member of the Board of Directors of Precision Drilling Corporation from 2004 to 2017; Member of the Board of Directors of Maxar Technologies from 2003 to 2020. MEMBER OF (2) ATTENDANCE 2021 Board 98% Corporate Governance and Nominating Committee (Chair) (5) (10) 100% Environment, Safety & Security Committee (5) (10) 100% Finance Committee (3) 100% Audit, Finance and Risk Committee (Chair) 100% Human Resources and Compensation Committee 100% 95.08% votes in favour in 2021. OTHER CURRENT PUBLIC BOARDS Capital Power Corporation (2019–present) West Fraser Timber Co. Ltd. (Lead Director) (2005–present) Canadian Western Bank (Chair)* (2001–present) * Mr . Phillips is not standing for re-election at the April 7, 2022 annual shareholders’ meeting of Canadian Western Bank. OTHER PUBLIC BOARDS DURING PAST 5 YEARS Maxar Technologies Inc. (and its predecessor Maxar Technologies Ltd (formerly MacDonald Dettwiler & Associates Ltd.)) (2003–2020) Precision Drilling Corporation (2004–2017) SECURITIES HELD Value at risk C$6,002,388 (6) Common Shares Owned or Controlled (7) 37,529 April 2022 33,812 February 2021 Nominees for Election to the Board CN-37 Book - Circulaire 2022 - EN.indb 21 CN-37 Book - Circulaire 2022 - EN.indb 21 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 22 AGE 58 (1) Alberta, Canada DIRECTOR SINCE February 28, 2022 Non-Independent Tracy Robinson President and Chief Executive Officer, CN Ms. Robinson was appointed President and Chief Executive Officer of CN on January 25, 2022, effective February 28, 2022. Prior to joining CN, she held various senior and executive positions at TC Energy Corporation between 2014 and 2022, including most recently as Executive Vice-President of TC Energy Corporation, President of Canadian Natural Gas Pipelines and President Coastal GasLink from 2019 to 2022. She also previously worked at Canadian Pacific Railway for nearly three decades. Over the course of her career, Ms. Robinson has developed meaningful experience on private and industry boards. She chaired the board of the Canadian Energy Pipeline Association and served on the boards of the Canadian Gas Association and the Business Council of British Columbia. She also served on the board of Shock Trauma Air Rescue Service (STARS), a charitable and non-profit entity governed by a volunteer board of directors, and acted as a board member of Smart Sand, Inc., a Nasdaq-listed frac sand supply and services company. Ms. Robinson is currently on the Campaign Committee of the University of Saskatchewan (“U. of S.”) and the Dean’s Advisory Council at the Edward’s School of Business of the U. of S. Ms. Robinson holds a Masters of Business Administration from the University of Pennsylvania’s Wharton School of Business and a Bachelor of Commerce Degree from the University of Saskatchewan. She received her Institute of Corporate Directors designation in 2015. Qualifications to sit on the Board With her extensive executive experience and past tenure at Canadian Pacific for 27 years, Ms. Robinson brings over 35 years of valuable railroad experience, operational management, strategy development and project execution experience to the Board, which will allow her to contribute to driving growth and profitability to CN and providing value to our stakeholders. Ms. Robinson’s Competencies The following experience and skills qualify Ms. Robinson to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: Executive Vice-President, President and various other senior leadership positions at TC Energy Corporation since 2014; extensive executive experience in Commercial, Operations and Finance at Canadian Pacific. • Transport Industry/Logistics/Supply Chain/Global Trade: Nearly three decades of experience, including in senior and executive positions, in roles spanning across Commercial, Operations and Finance at Canadian Pacific. • Strategic Planning: Responsible for various segments and high-profile projects in her position as Executive Vice-President and President at TC Energy Corporation, including the profitability and growth of its Canadian natural pipelines business and all aspects of its Coastal GasLink project; Spent nearly three decades at Canadian Pacific, with experience including positions in operations, finance and marketing. • Finance/Accounting/Investor Relations: Masters of Business Administration from the Wharton School of Business and Bachelor of Commerce Degree from the University of Saskatchewan; held positions across the Commercial and Finance sectors, among others, at Canadian Pacific during her 27-year tenure; responsible for all aspects of TC Energy’s CoastalGas Link project, including stakeholder relations. MEMBER OF (2) ATTENDANCE 2021 Board – OTHER PUBLIC BOARD DURING PAST 5 YEARS Smart Sand, Inc. (2015–2019) SECURITIES HELD (11) Value at risk C$3,679 (6) Common Shares Owned or Controlled (7) 23 April 2022 Nil February 2021 (12) Stock Options Held (13) 117,000 April 2022 Nil February 2021 (12) Nominees for Election to the Board CN-37 Book - Circulaire 2022 - EN.indb 22 CN-37 Book - Circulaire 2022 - EN.indb 22 2022-04-07 16:50 2022-04-07 16:50

CN | Management Information Circular 2022 23 (1) The age of the directors is provided as at May 20, 2022, the date of the Meeting. (2) For a detailed review of the 2021 Board and committee attendance by directors, please refer to the Attendance Table found in the “Statement of Corporate Governance Practices” section of this Information Circular. (3) Effective as of April 27, 2021, the Audit Committee was merged with the Finance Committee to form the Audit, Finance and Risk Committee. (4) Effective as of April 27, 2021, the Donations and Sponsorships Committee was disbanded and the Governance, Sustainability and Safety Committee now has oversight of contributions approved by management. (5) Effective as of April 27, 2021, the Corporate Governance and Nominating Committee was merged with the Environment, Safety and Security Committee to form the Governance, Sustainability and Safety Committee. (6) The Value at risk for non-executive directors represents the total value of common shares and Deferred Share Units (“DSUs”) under the Deferred Share Unit Plan for non-executive directors (“DSU Plan”), which total value is based on April 1, 2022, closing price of the common shares on the TSX (C$159.94) or, for Jo-ann dePass Olsovsky, Denise Gray, Justin M. Howell, Robert Knight and David Freeman, the closing price of the common shares on the New York Stock Exchange (“NYSE”) (U.S.$127.81) converted to Canadian dollars using the rate of exchange of Bloomberg (U.S.$1.00 = C$1.2522) on the same date. (7) The information regarding common shares beneficially owned, controlled or directed directly or indirectly, has been furnished by the respective directors individually as at April 1, 2022 and, for 2021, as at February 26, 2021 (except for Ms. dePass Olsovsky, which is set out as at October 27, 2021) and includes DSUs for non- executive directors. For further information on the DSU Plan, please see the “Board of Directors Compensation” section of this Information Circular. (8) Ms. Jones has committed to reducing her directorships within the next year if elected to the Board, in alignment with CN’s overboarding guidelines and within CN’s prescribed transitioning period, as authorized by the Board. See “CN’s Environmental and Corporate Governance (ESG) Initiatives” on page 28 of this Information Circular for more information on CN’s overboarding policy. (9) Effective as of April 27, 2021, the Strategic Planning Committee was disbanded and the full Board assumed responsibility for the strategic planning process and oversight of CN’s strategic and business plans and capital budget. (10) Effective as of April 27, 2021, Ms. McKenzie and Mr. Phillips came off the Corporate Governance and Nominating Committee and the Environment, Safety and Security Committee. (11) For a discussion on Tracy Robinson’s shareholding requirements, please see the section on “Stock Ownership” on page 60 of this Information Circular. Ms. Robinson is also enrolled in the ESIP. See “Employee Share Investment Plan” on page 60 of this Information Circular. (12) Ms. Robinson joined the Board effective February 28, 2022 and held no stock options, common shares, DSUs or similar share equivalents of CN prior to joining the Board. (13) Stock options granted to Ms. Robinson pursuant to the Management Long-Term Incentive Plan. For further details on the plan, please see the “Statement of Executive Compensation” section of this Information Circular. Additional Disclosure Relating to Directors As of the date hereof, to the knowledge of the Company and based upon information provided to it by the directors, no director is or has been within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including CN) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while such director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after such director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such director was acting in the capacity as director, chief executive officer or chief financial officer. Except as disclosed in this section, as of the date hereof, to the knowledge of the Company and based upon information provided to it by the directors, no director is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. On March 31, 2016, Ms. McKenzie, a current Board member of the Company, resigned as a director of Endurance Energy Ltd. (“Endurance”), a privately held natural gas exploration company. Endurance filed for creditor protection under the Companies’ Creditors Arrangement Act in May 2016, and was placed into bankruptcy in November 2017. Nominees for Election to the Board CN-37 Book - Circulaire 2022 - EN.indb 23 CN-37 Book - Circulaire 2022 - EN.indb 23 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 24 CN’s compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and its committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the U.S. and the Company’s need to attract and retain directors with experience in doing business in the U.S., the compensation of the non-executive directors of the Company is designed to be comparable to that of large U.S.-based companies. The Board sets the compensation of non-executive directors based on the Governance, Sustainability and Safety Committee’s recommendations. This committee regularly reviews the compensation of non-executive directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and the committee members and to remain competitive with director compensation trends in Canada and the U.S. Any director who is also an employee of the Company or of any of its affiliates does not receive any compensation as a director. Effective January 1, 2015, following a review of the compensation arrangements for non-executive directors with the help of external advisors, the Board, upon the advice of the former Corporate Governance and Nominating Committee, approved revisions to non-executive directors’ compensation, which now consists of an all-inclusive annual retainer structure comprising both a cash and an equity component. Board and committee meeting attendance fees, as well as travel attendance fees, were eliminated, and the flat-fee compensation structure applies regardless of the number of meetings attended by directors. The compensation structure was thereafter reviewed annually by the Corporate Governance and Nominating Committee and the Board, and has remained unchanged, including for 2021. In addition, the Governance, Sustainability and Safety Committee and the Board also reviewed the compensation structure and agreed that it would remain unchanged for 2022. The flat-fee approach was found, and continues to be, consistent with the compensation trends of the comparator groups, adds predictability to compensation paid to non-executive directors, and is simpler to administer. Comparator Groups CN’s non-executive directors’ compensation is compared against three separate comparator groups: (i) selected Class I Railroads (see table below) composed of the same companies used for benchmarking the NEOs’ compensation, given CN is one of the Class I Railroads; (ii) a Canadian peer group of companies (see table below) with comparable size to CN in terms of revenues and market capitalization, given CN is a Canadian company competing to attract and retain Canadian directors; and (iii) U.S. companies comprised in the Standard and Poor’s 500 Index, given CN’s extensive network in the U.S. and its need to attract and retain U.S.-based directors. We conduct a market review of the compensation of CN’s non-executive directors on an annual basis with the assistance of an external firm. In the fall of 2021, our review confirmed that compensation remained well-aligned with the upper end of each of these comparator groups. Board of Directors Compensation Selected Class I Railroads Union Pacific Corporation (U.S.) Norfolk Southern Corporation (U.S.) Canadian Pacific Railway Ltd. (CDN) CSX Corporation (U.S.) Canadian Peer Group of Companies Air Canada Airlines Bank of Montreal Banks Barrick Gold Corporation Metals & Mining BCE Inc. Diversified Telecommunication Bombardier Inc. Aerospace & Defense Canadian Imperial Bank of Commerce Banks of Commerce Canadian Natural Resources Ltd. Oil, Gas and Consumable Fuels Canadian Pacific Railway Ltd. Road & Rail Canadian Tire Corporation Multiline Retail Cenovus Energy Inc. Oil, Gas and Consumable Fuels CGI Inc. IT services Manulife Financial Insurance Corporation Nutrien Ltd Chemicals Rogers Communications Inc. Diversified Telecommunication Sun Life Financial Inc. Insurance Suncor Energy Inc. Oil, Gas and Consumable Fuels Teck Resources Ltd. Metals & Mining Telus Corporation Diversified Telecommunication Thomson Reuters Corporation Media TC Energy Corporation Oil, Gas and Consumable Fuels Board of Directors Compensation CN-37 Book - Circulaire 2022 - EN.indb 24 CN-37 Book - Circulaire 2022 - EN.indb 24 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 25 Compensation Levels The following table shows the compensation levels for CN’s non- executive directors during 2021. The Governance, Sustainability and Safety Committee reviewed the compensation levels for CN’s non- executive directors in 2021 and in light of the flat fee compensation structure, resolved that such compensation levels remain unchanged for 2021. Directors’ compensation levels have therefore remained the same since 2015. TYPE OF FEE (1) FEE (U.S.$) 2021 Board Chair Cash Retainer (2) 175,000 Board Chair Share Grant Retainer (2) 375,000 Director Cash Retainer 35,000 Director Share Grant Retainer 200,000 Committee Chair Cash Retainers (3) Audit, Finance and Risk Committee and Human Resources and Compensation Committee Chairs 75,000 Other Committee Chairs 65,000 Committee Member Cash Retainer 55,000 (1) The non-executive directors (including the Board Chair) may choose to receive all or part of their cash retainers in common shares or DSUs (see the following Compensation Tables for details) and their common share grant retainer can also be received in DSUs. The common shares are purchased on the open market. (2) The Board Chair receives no additional director retainer nor committee Chair or committee member retainer. (3) Committee Chairs receive no additional committee Chair or committee member retainer. Compensation Table in Canadian Dollars (1) The table below reflects in detail the compensation earned by the Company’s non-executive directors, expressed in Canadian dollars, in the 12-month period ended December 31, 2021, in accordance with the disclosure rules issued by the Canadian Securities Administrators (the “CSA”). Directors’ compensation has been set in U.S. dollars since 2002 and the fluctuation in the exchange rate affects year-over-year comparability. Please see footnote 1 in the below table for currency exchange information, and the Compensation Table in U.S. dollars. Fees Earned (Canadian $) NAME DIRECTOR AND BOARD CHAIR CASH RETAINER COMMITTEE CHAIR & COMMITTEE MEMBER CASH RETAINER TOTAL CASH RETAINER (2) SHARE-BASED AWARDS (3) ALL OTHER COMPENSATION TOTAL COMPENSATION PERCENTAGE OF TOTAL FEE RECEIVED IN COMMON SHARES AND/ DSUs (5) Current Directors Shauneen Bruder 44,720 95,828 (7) 140,548 255,540 396,088 100% Jo-ann dePass Olsovsky (6) 7,791 12,243 20,034 44,520 64,554 100% Denise Gray (6) 30,416 47,798 78,214 173,810 252,024 100% Justin M. Howell (6) 30,076 47,263 77,339 173,810 251,149 84% The Hon. Kevin G. Lynch 43,873 94,013 137,886 255,540 393,426 65% Margaret A. McKenzie 44,720 70,274 114,994 255,540 370,534 100% James E. O’Connor (8) 43,873 68,943 112,816 255,540 368,356 69% Robert Pace (8) 219,363 – 219,363 479,138 2,402 (4) 700,903 68% Robert L. Phillips 43,873 89,835 (7) 133,708 255,540 389,248 66% Laura Stein (8) 44,720 83,051 (7) 127,771 255,540 383,311 100% Retired Directors Donald J Carty (9) 44,720 70,274 114,994 255,540 370,534 100% Gordon Giffin (9) 14,625 27,160 41,785 255,540 297,325 86% Julie Godin (9) 44,720 70,274 114,994 255,540 370,534 100% Edith Holiday (9) 14,625 27,160 41,785 255,540 297,325 86% Maureen Kempston Darkes (9) 14,625 27,160 41,785 255,540 297,325 86% Denis Losier (9) 14,625 22,980 37,605 255,540 293,145 87% Total 701,365 854,256 1,555,621 3,937,758 2,402 5,495,781 85% (1) A ll directors earned compensation in U.S. dollars. The directors and the Board Chair may choose to receive all or part of their cash retainers in common shares or DSUs, and may also choose to receive their common share grant retainer in DSUs. Compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2021 (U.S.$1.00 = C$1.2535). Compensation elected to be received in common shares or DSUs was converted to Canadian dollars using the rate of exchange of Bloomberg (U.S.$1.00 = C$1.2777), on the purchase or reference day (January 29, 2021); or September 20, 2021 in the case of Mr. Howell and Ms. Gray (U.S.$1.00 = C$1.2822); and October 27, 2021 in the case of Ms. dePass Olsovsky (U.S.$1.00 = C$1.2359). (2) The following directors elected to receive cash retainers in common shares or DSUs with respect to the amounts set forth beside their names: Shauneen Bruder (C$140,548), Denise Gray (C$78,214), Justin Howell (C$39,107), Margaret A. McKenzie (C$114,994), Jo-ann dePass Olsovsky (C$20,034), Laura Stein (C$127,771), Donald J. Carty (C$114,994) and Julie Godin (C$114,994). (3) Represents a common share grant valued at U.S.$200,000.00 received by each non-executive director as part of the director retainer and U.S.$375,000.00 for the Board Chair as part of the Board Chair retainer. See Note 1 for currency conversion information. (4) Includes the value of insurance premiums for 2021 for North American emergency protection outside Mr. Pace’s province of residence. The annual cost to the Company for 2021 for such benefits was C$2,402. (5) This percentage is calculated by dividing the aggregate of the cash retainers elected by non-executive directors to be received in common shares or DSUs described in notes (1) and (3) above and the value provided under the share-based awards column, by the value provided under the total compensation column. (6) Ms. Gray and Mr. Howell joined the Board of Directors on April 27, 2021, and Ms. dePass Olsovsky joined the Board of Directors on October 27, 2021. As such, their respective compensation was prorated. (7) Effective as of April 27, 2021, Ms. Bruder became Chair of the Governance, Sustainability and Safety Committee and came off as Chair of the Audit Committee, Mr. Phillips became Chair of the Audit, Finance and Risk Committee and came off as Chair of the Corporate Governance and Nominating Committee, and Ms. Stein became Chair of the Pension and Investment Committee and came off as Chair of the Environment, Safety and Security Committee. (8) Mr. O’Connor, Mr. Pace and Mrs. Stein are not standing for re-election at the Meeting. (9) Mr. Carty, Mr. Giffin, Ms. Holiday, Ms. Kempston Darkes and Mr. Losier retired from the Board of Directors on April 26, 2021 and Ms. Godin resigned from the Board of Directors on September 16, 2021. Board of Directors Compensation CN-37 Book - Circulaire 2022 - EN.indb 25 CN-37 Book - Circulaire 2022 - EN.indb 25 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 26 Compensation Table in U.S. Dollars The table below reflects in detail the compensation earned by the Company’s non-executive directors in U.S. dollars in the 12-month period ended December 31, 2021. Fees Earned (U.S.$) NAME DIRECTOR AND BOARD CHAIR CASH RETAINER COMMITTEE CHAIR & COMMITTEE MEMBER CASH RETAINER TOTAL CASH RETAINER SHARE-BASED AWARDS TOTAL Current Directors Shauneen Bruder 35,000 75,000 (1) 110,000 200,000 310,000 Jo-ann dePass Olsovsky (2) 6,304 9,906 16,210 36,022 52,232 Denise Gray (2) 23,722 37,278 61,000 135,556 196,556 Justin M. Howell (2) 23,722 37,278 61,000 135,556 196,556 The Hon. Kevin G. Lynch 35,000 75,000 110,000 200,000 310,000 Margaret A. McKenzie 35,000 55,000 90,000 200,000 290,000 James E. O’Connor (4) 35,000 55,000 90,000 200,000 290,000 Robert Pace (4) 175,000 – 175,000 375,000 550,000 (3) Robert L. Phillips 35,000 71,667 (1) 106,667 200,000 306,667 Laura Stein (4) 35,000 65,000 (1) 100,000 200,000 300,000 Retired Directors Donald J Carty (5) 35,000 55,000 90,000 200,000 290,000 Gordon Giffin (5) 11,667 21,667 33,334 200,000 233,334 Julie Godin (5) 35,000 55,000 90,000 200,000 290,000 Edith Holiday (5) 11,667 21,667 33,334 200,000 233,334 Maureen Kempston Darkes (5) 11,667 21,667 33,334 200,000 233,334 Denis Losier (5) 11,667 18,333 30,000 200,000 230,000 Total 555,416 674,463 1,229,879 3,082,134 4,312,013 (1) E ffective as of April 27, 2021, Ms. Bruder became Chair of the Governance, Sustainability and Safety Committee and came off as Chair of the Audit Committee, Mr. Phillips became Chair of the Audit, Finance and Risk Committee and came off as Chair of the Corporate Governance and Nominating Committee, and Ms. Stein became Chair of the Pension and Investment Committee and came off as Chair of the Environment, Safety and Security Committee. (2) Ms. Gray and Mr. Howell joined the Board of Directors on April 27, 2021, and Ms. dePass Olsovsky joined the Board of Directors on October 27, 2021. As such, their respective compensation was prorated. (3) Excludes the value of insurance premiums for 2021 for North American emergency protection outside Mr. Pace’s province of residence. The annual cost to the Company for 2021 for such benefits was C$2,402. (4) Mr. O’Connor, Mr. Pace and Mrs. Stein are not standing for re-election at the Meeting. (5) Mr. Carty, Mr. Giffin, Ms. Holiday, Ms. Kempston Darkes and Mr. Losier retired from the Board of Directors on April 26, 2021 and Ms. Godin resigned from the Board of Directors on September 16, 2021. Share Ownership The directors of the Company play a central role in enhancing shareholder value and each of them has a substantial investment in the Company. The Board revised the share ownership guidelines for non- executive directors in the fall of 2018. Effective January 1, 2019, each non-executive director must own, within five years of joining the Board, common shares, DSUs or similar share equivalents of CN, if any, (“CN Securities”) with a value of the Canadian dollar equivalent of five times the aggregate of the annual director retainer (which includes cash and the value of any grant of CN Securities and in the case of the Board Chair, the aggregate of the annual Board Chair retainer in cash and the value of any grant of CN Securities) (the “Minimum Shareholding Requirement”). Each non- executive director is required to continue to hold such value throughout his or her tenure as a director and continue to hold 50% of the Minimum Shareholding Requirement for a period of two years after the director leaves the Board. In addition, the CN Securities held to comply with the Minimum Shareholding Requirement shall not be, during the director’s tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding. Each non-executive director is required to receive at least 50% of his or her annual director, committee, Board Chair and committee Chair cash retainers in CN Securities and may elect to receive up to 100% of such retainers in CN Securities until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may continue to elect to receive up to 100% of such retainers in CN Securities. Approximately 85% of the total annual compensation of the non- executive directors for 2021 was in the form of CN Securities. The average value of CN Securities owned by the current non-executive directors is approximately C$9 million (based on the April 1, 2022 closing price of the common shares of the Company on the TSX (C$159.94), or the NYSE (U.S.$127.81) for U.S. directors). Directors are required to own, within 5 years of joining the Board, CN shares worth 5 times their annual retainer requirements. Directors’ ownership requirement for two years beyond board tenure aligns with longer‑term stewardship. Board of Directors Compensation CN-37 Book - Circulaire 2022 - EN.indb 26 CN-37 Book - Circulaire 2022 - EN.indb 26 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 27 Share Ownership Table The following table provides information on the number and the value of common shares and DSUs owned by each nominee for election to the Board and by the Company’s current directors as at April 1, 2022, and the Minimum Shareholding Requirement status. Values Expressed in Canadian $ NAME OF DIRECTOR PERIOD (1) NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED TOTAL VALUE OF COMMON SHARES (VALUE AT RISK) (2) NUMBER OF DSUs HELD (3) TOTAL VALUE OF DSUS (VALUE AT RISK) (2) TOTAL NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED AND DSUs (3) TOTAL VALUE OF COMMON SHARES AND DSUS (VALUE AT RISK) (2) GUIDELINE MET/ INVESTMENT REQUIRED TO MEET GUIDELINE VALUE AT RISK AS MULTIPLE OF SHAREHOLDING REQUIREMENT Shauneen Bruder 2022 – 19,410 19,410 2021 – – 16,412 3,104,435 16,412 3,104,435 Met 2 Variation – 2,998 2,998 Jo-ann dePass Olsovsky 2022 – 2,841 2,841 2021 – – 392 454,684 392 454,684 1,016,651 – Variation – 2,449 2,449 David Freeman (New Director Nominee) 2022 – – – – – – – – Denise Gray 2022 – 4,183 4,183 2021 – – – 669,463 – 669,463 801,872 – Variation – 4,183 4,183 Justin M. Howell 2022 – 3,533 3,533 2021 – – – 565,434 – 565,434 905,901 – Variation – 3,533 3,533 Susan C. Jones (New Director Nominee) 2022 – – – – – – – – Robert Knight (New Director Nominee) 2022 – – – – – – – – The Hon. Kevin G. Lynch 2022 – 33,814 33,814 2021 – – 30,546 5,408,211 30,546 5,408,211 Met 4 Variation – 3,268 3,268 Margaret A. McKenzie 2022 5,675 6,059 11,734 2021 1,675 907,660 3,542 969,076 5,217 1,876,736 Met 1.5 Variation 4,000 2,517 6,517 James E. O’Connor 2022 37,977 – – 37,977 2021 37,398 6,077,979 – 37,398 6,077,979 Met 4 Variation 579 – 579 Robert Pace 2022 260,688 139,593 400,281 2021 209,127 41,694,439 136,647 22,326,504 345,774 64,020,943 Met 18.5 Variation 51,561 2,946 54,507 Robert L. Phillips 2022 11,315 26,214 37,529 2021 9,800 1,809,721 24,012 4,192,667 33,812 6,002,388 Met 4 Variation 1,515 2,202 3,717 Tracy Robinson (4) 2022 23 – – 23 2021 – 3,679 – – 3,679 Note 4 Note 4 Variation 23 – 23 Laura Stein 2022 – 34,910 34,910 2021 – – 31,697 5,587,125 31,697 5,587,125 Met 4 Variation – 3,213 3,213 (1) The number of common shares and DSUs held by each director is set out as at April 1, 2022 and for 2021, is set out as at February 26, 2021, except for Ms. dePass Olsovsky which is set out as at October 27, 2021. Ms. Robinson joined the Board effective February 28, 2022 and held no CN Securities prior to joining the Board. (2) The total value of common shares is based on the April 1, 2022 closing price of the common shares on the TSX (C$159.94) or, for Ms. dePass Olsovsky, Mr. Freeman, Ms. Gray, Mr. Howell, Mr. Knight, Mr. O’Connor and Ms. Stein, the NYSE (U.S.$127.81) converted into Canadian dollars using the closing exchange rate (U.S.$1.00 = C$1.2522) on the same date. (3) Includes DSUs elected as part of directors’ 2022 compensation for non-executive directors. (4) For a discussion on Tracy Robinson’s shareholding requirements, please see the section on “Stock Ownership” on page 60 of this Information Circular. Ms. Robinson is also enrolled in the ESIP. See “Employee Share Investment Plan” on page 60 of this Information Circular. Directors’ Deferred Share Unit Plan Subject to the Minimum Shareholding Requirement, non-executive directors may elect to receive all or part of their director, committee member, Board Chair, and committee Chair cash retainers either in cash, common shares of the Company purchased on the open market or DSUs. They may also elect to receive their common share grant retainer in DSUs. Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DSUs reflecting dividend equivalents. Each non-executive director has an account where notional DSUs are credited and held until the director leaves the Board. The number of DSUs credited to each non-executive director’s account is calculated by dividing the amount elected to be received in DSUs by the common share price on the day the credit is made. Participants in the DSU Plan are credited additional notional DSUs that are equivalent to the dividends declared on the Company’s common shares. The number of DSUs is calculated using the methodology described above, using the total notional dividend amount and the share price on the dividend payment date. Such additional DSUs are credited to each non-executive director’s account on each dividend payment date. When a non-executive director leaves the Board, the Company is required to deliver to such director a number of common shares purchased on the open market equivalent to the number of DSUs held by the non-executive director in the DSU Plan, taking into account the appropriate tax withholdings. All administration costs as well as any brokerage fees associated with the purchase and delivery of common shares are supported by CN. Board of Directors Compensation CN-37 Book - Circulaire 2022 - EN.indb 27 CN-37 Book - Circulaire 2022 - EN.indb 27 2022-04-07 16:50 2022-04-07 16:50

CN | Management Information Circular 2022 28 We are committed to adhering to the highest standards of corporate governance, and our corporate governance practices are designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Manual, which is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs. In 2021 and early 2022, the Board reviewed its governance practices and updated CN’s Corporate Governance Manual with a view of continuing its best-in-class practices with respect to board size, gender equity and diversity, and director tenure. This manual also forms part of the documentation given to all persons elected or appointed to the Board of Directors. A copy is available on our website at www.cn.ca, under Delivering Responsibly/Governance. As a Canadian reporting issuer with securities listed on the TSX and on the NYSE, our corporate governance practices comply with applicable rules adopted by the CSA, applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules of the SEC. As a “foreign private issuer” under the SEC’s rules, we are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca, under Delivering Responsibly/Governance, our governance practices comply with the NYSE corporate governance rules in all significant respects. The CSA adopted, in June 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practices (as amended from time to time, the “Disclosure Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (as amended from time to time, the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text set forth hereunder refers to the items of the Disclosure Instrument as well as to the guidelines of the Governance Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards (the “NYSE Standards”). The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company to reflect best-in-class environmental, social and governance practices, and the enhancement of shareholder value. The mandate of the Board is set out in Schedule “A” to this Information Circular. The Board of Directors has approved the disclosure of the Company’s governance practices described below, on the recommendation of the Governance, Sustainability and Safety Committee. CN’s Environmental, Social and Corporate Governance (ESG) Initiatives Since CN became a publicly traded company in 1995, our Board has adopted good governance practices that have been widely recognized as meeting the highest standards and supporting shareholder value creation. With the ever-growing complexity of global issues, the role of companies is increasingly being viewed by both investors and other stakeholders as being more expansive. The Board and CN’s executive team recognize that ESG responsibility is a key priority for our stakeholders. Accordingly, the Board has put in place measures to ensure that the Company is well positioned to meet these complex challenges. Succinctly stated, CN believes that how we succeed is just as important as what we achieve. Our ESG measures include the CN Indigenous Advisory Council, an independent body comprised of Indigenous people from across Canada. CN operates within or adjacent to nearly 200 reserve lands of more than 110 First Nations and Metis territories in eight provinces. The CN Indigenous Advisory Council’s mandate is to provide advice to the Board and to CN’s President and Chief Executive Officer on issues that either the Company or the Council believes are relevant to CN. Among the goals of the council is to reinforce diversity and inclusion through policies and procedures that reflect these principles, as well as fostering meaningful and long-lasting relationships between the Company and Indigenous peoples. Another key element of CN’s ESG commitment is an annual advisory vote on the Company’s Climate Action Plan. This vote complements CN’s long-standing and robust climate change plans and disclosures, its public reporting of its GHG emissions, its strategy to reduce emissions, as well its year-over-year progress. CN also recognizes that the diversity of the Board of Directors and senior management of the Company to reflect its communities and customers is an essential element in sustaining CN’s success and maintaining the confidence of our stakeholders. In January 2022, we announced the appointment of Tracy Robinson as CN’s first female President and Chief Executive Officer. Further, in 2021, the Board set a target of having at least 50% of the independent directors come from diverse groups, including achieving gender parity, by the end of 2022. As of the date hereof, six of the 11 directors (55%) are women. With the director nominees being presented at the Meeting, six (55%) of which are women, this new target will continue to be met well before the end of 2022. In 2021, we further reset our Board governance policies to align with evolving best practices in Canada and in the U.S. Among other changes, the directors’ tenure limit has been confirmed at 14 years, removing the previous grandfathering provision. As a result, the 14-year limit now applies to all directors irrespective of their initial election or appointment date. The retirement age of directors has been reduced from 75 to 72 years, subject to possible extensions by the Board in specific circumstances deemed in the best interest of CN. As previously announced, Mr. Robert Pace is not standing for re-election at the Meeting and is standing down as Board Chair. Mr. James O’Connor will also retire from the Board after the Meeting due to our revised policy on retirement age. Statement of Corporate Governance Practices CN’s Corporate Governance Manual is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs. Statement of Corporate Governance Practices CN-37 Book - Circulaire 2022 - EN.indb 28 CN-37 Book - Circulaire 2022 - EN.indb 28 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 29 The Board has also revised its overboarding policy, setting at three the maximum number of public boards, including CN’s, on which directors other than full-time chief executive officers or senior officers may serve. The rule is subject to a one-year transition period where necessary. Of the director nominees being presented for election at the Meeting, only Ms. Jones is currently a member of more than two public boards, other than CN’s Board. She has committed to reducing her number of directorships within the next year if elected to the Board, in alignment with CN’s overboarding guidelines and within CN’s prescribed transitioning period, as authorized by the Board. The size of the Board has also been reduced to 10 independent directors, plus the President and Chief Executive Officer. CN believes in the importance of consistent engagement and meaningful dialogue with all stakeholders, including shareholders, and the aforementioned initiatives were all informed by such interactions. The Board is confident that its enhanced governance rules help position CN as a leader in corporate governance and diversity with best-in-class practices, while maintaining the high level of expertise, institutional knowledge and strong board dynamics that have served the Company so well over the last 25 years. Code of Business Conduct Our Code of Business Conduct is applicable to all directors, officers and employees of CN. We expect everyone working on our Company’s behalf, including consultants, agents, suppliers and business partners, to obey the law and adhere to high ethical standards. The Code of Business Conduct addresses many important matters, including conflicts of interest, protection and proper use of corporate assets and opportunities, con- fidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. The Governance, Sustainabil- ity and Safety Committee and the Board of Directors review and update the Code of Business Conduct regularly to ensure that it is consistent with current industry trends and standards; clearly communi- cates CN’ s organizational mission, values, and principles; and, most import- antly, serves as a reference guide for employees to support everyday decision making. Although waivers to the Code of Business Conduct may be granted in exceptional circumstances, no waiver has ever been granted to a director or executive officer in connection therewith. The Governance, Sustainability and Safety Committee reviews, monitors and oversees the disclosure relating to the Company’s Code of Business Conduct. Each year, management reports to such committee on the implementation of the Code of Business Conduct within the Company and on any significant contravention of the Code of Business Conduct by employees of the Company. The Office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company. Yearly, the CN Ombudsman presents a report that summarizes all cases logged and handled by the Office of the Ombudsman to the Governance, Sustainability and Safety Committee. The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board, attached as Schedule “A” to this Information Circular, states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company. The Board of Directors and management are committed to maintaining and instilling a strong ethical culture at CN, and as such, have developed a solid ethics program based on CN’s core values of integrity and respect. The Code of Business Conduct is regularly reviewed to ensure it reflects those core values and remains consistent with industry trends and standards. Each director, executive officer and management employee must certify annually his or her compliance with the Code of Business Conduct, and employees are required to complete an online training course on the Code of Business Conduct. An integrity training is also part of every new employee’s onboarding program on our core values of integrity and respect, and the importance of protecting CN’s reputation, understanding what Doing the Right Thing means, and how to identify and avoid potential conflict of interest situations. As part of such ethics program, employees are required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company, and be fair and impartial in all dealings with customers, suppliers and partners. Employees must report to their manager any real or potential conflict of interest, and as required, provide written disclosure of such conflict. Similarly, the Board requests that every director disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to ensure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board will request that such director not participate or vote in any such discussion or decision. The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to CN; and (ii) to communicate directly with the Board Chair, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/ Governance. The Code of Business Conduct provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Hotline. The Code of Business Conduct is available on our website at www.cn.ca, under Delivering Responsibly/Governance and in print to any shareholder who requests a copy by contacting our Corporate Secretary. The Code of Business Conduct has also been filed with the Canadian and U.S. securities regulatory authorities. Related-Party Transactions Under CN’s Code of Business Conduct, directors, officers and employees are required to report any related party transaction or conflict of interest. For that purpose, CN defines a related party as: • A director or officer of CN; • An affiliate, including an immediate family member, of a director or officer; or • A person who beneficially owns more than 10% of CN’s common shares. Any director or officer that has a material interest in a transaction or agreement involving CN must disclose the interest to the Chair of the Board or to the President and Chief Executive Officer, respectively, and does not participate in any discussions or votes on the matter. In accordance with our Corporate Governance Manual, any related- party transaction or any situation where a related party has a material interest in a transaction involving CN is submitted to the Governance, Sustainability and Safety Committee, or if deemed appropriate by the Chair of the Board, to the Board of Directors, for review and decision. In 2021, there was no such transaction between CN and a related person as described in Item 404 of Regulation S-K. CN’s Code of Business Conduct clearly communicates CN’s organizational mission, values, and principles; and, most importantly, serves as a reference guide for employees to support everyday decision making. Statement of Corporate Governance Practices CN-37 Book - Circulaire 2022 - EN.indb 29 CN-37 Book - Circulaire 2022 - EN.indb 29 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 30 Independence of Directors To better align the interests of the Board of Directors with those of our shareholders, all of our nominees for election to the Board of Directors are independent, with the exception of our President and Chief Executive Officer. In determining whether a director is an independent director, the Board of Directors applies the standards developed by the CSA, the NYSE and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance. As shown in the table to the right, 10 of the 11 nominees for election to the Board of Directors are independent. Independence Status of Board of Directors INDEPENDENT NON-INDEPENDENT (REASON FOR NON-INDEPENDENCE) Shauneen Bruder Jo-ann dePass OIsovsky David Freeman Denise Gray Justin M. Howell Susan C. Jones Robert Knight The Hon. Kevin G. Lynch Margaret A. McKenzie Robert L. Philips Tracy Robinson (President and CEO, CN) Independent Chair of the Board The Board has been led by a non-executive Chair since CN became public in 1995, and we believe that the separation of the positions of President and Chief Executive Officer and Chair of the Board contributes to allowing the Board to function independently of management. Our Corporate Governance Manual provides that the Board Chair must be an independent director who is designated by the Board. The Corporate Governance Manual describes the responsibilities of the Chair of the Board. The key role of the Chair of the Board is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management; (ii) carries out its responsibilities effectively; and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management. Mr. Pace, who is the current independent Chair, became Chair of the Board on April 23, 2014. In 2021, the former Corporate Governance and Nominating Committee and the Board approved the renewal of the Chair’s mandate for one additional year, expiring at the Meeting, as it was determined that such renewal was in the best interest of CN to provide continuity to the Board and ensure the implementation of CN’s new ESG initiatives. Mr. Pace is not seeking re-election as director at the Meeting and the new Chair will be appointed by the Board following the Meeting. Position Descriptions Our Corporate Governance Manual includes position descriptions for the Board Chair and the committee Chairs, as well as a position description for the President and Chief Executive Officer of the Company. Committees of the Board On April 27, 2021, the Board of Directors restructured and streamlined its committee structure to enhance the Board’s focus on key ESG matters and ensure that the Board’s breadth of experience and expertise is drawn upon as effectively as possible. Accordingly, the Board’s committees were reduced from eight to four, as follows: • the Audit Committee and the Finance Committee were merged into the Audit, Finance and Risk Committee; • the Corporate Governance and Nominating Committee and the Environment, Safety and Security Committee were merged into the Governance, Sustainability and Safety Committee; • the Human Resources and Compensation Committee and the Pension and Investment Committee remained unchanged; • the Strategic Planning Committee was disbanded, and the full Board assumed responsibility for the strategic planning process and oversight of the Company’s strategic and business plans and capital budget; and • the Donations and Sponsorships Committee was disbanded and the Governance, Sustainability and Safety Committee oversees contributions approved by management. The following is a brief summary of the mandate of each of the committees of the Board of Directors as of the date hereof. Audit, Finance and Risk Committee The Audit, Finance and Risk Committee is responsible for overseeing the Company’s financial reporting; monitoring risk management, including risks related to ESG matters; monitoring internal controls over financial reporting and internal and external auditors; and overseeing the Company’s financial policies and procedures, including policies and procedures related to disclosure of financial and other material information to investors, and the processes to ensure that such information is accurate, complete and consistent with other public disclosures made by CN. The Audit, Finance and Risk Committee is also responsible for reviewing and making recommendations to the Board regarding certain of CN’s financial activities. As part of these responsibilities, the Audit, Finance and Risk Committee provides oversight with respect to CN’s operating plans, capital expenditures programs and capital allocation plans (including with respect to CN’s capital structure and cash flows) and CN’s share repurchase program, and reviews the opportunities and parameters for debt or equity financing, among others. The committee also oversees CN’s enterprise risk management program, monitoring management’s assessment of major risk exposures and their potential impact on the Company’s ability to achieve its business and financial objectives. The mandate of the Audit, Finance and Risk Committee is further described in its charter, which is included in our Corporate Governance Manual and in CN’s 2022 Annual Information Form, available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov through EDGAR and on CN’s website at www.cn.ca. 10 of the 11 nominees for election to the Board of Directors are independent. Statement of Corporate Governance Practices CN-37 Book - Circulaire 2022 - EN.indb 30 CN-37 Book - Circulaire 2022 - EN.indb 30 2022-04-07 16:50 2022-04-07 16:50

CN | Management Information Circular 2022 31 The charter of the Audit, Finance and Risk Committee provides that it must be composed solely of independent directors. As of the date of this Information Circular, each member of the Audit, Finance and Risk Committee is independent and is financially literate, as such term is defined under Canadian securities laws and regulations and the NYSE Standards. No member of the Audit, Finance and Risk Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company. Additional information relating to the Company’s Audit, Finance and Risk Committee can be found in the Company’s 2021 Annual Information Form, available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov through EDGAR and on CN’s website at www.cn.ca. Governance, Sustainability and Safety Committee The Governance, Sustainability and Safety Committee has the responsibility of monitoring the size and composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of its responsibilities, the Governance, Sustainability and Safety Committee develops, reviews and monitors criteria for selecting directors, including by regularly assessing required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board Chair, identifies candidates qualified to become Board members. The Governance, Sustainability and Safety Committee also oversees the development and implementation of CN’s ESG policies and practices, including its short- and long-term sustainability objectives and the charitable contributions and sponsorships approved by management. The committee is responsible for overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. The committee also advises the Board of Directors on the adequacy of the Company’s efforts to ensure that its business is conducted in a way that it meets the highest standards of ethics and social and environmental responsibility. In addition, the Governance, Sustainability and Safety Committee oversees the Company’s Environmental, Sustainability, and Governance disclosures, including CN’s Code of Business Conduct and Climate Action Plan, and monitors the Company’s progress against its set targets under the Climate Action Plan. This Committee reviews the corporate governance guidelines applicable to the Company (including diversity and inclusion), recommends any change that should be made thereto, and monitors the disclosure of its practices. The responsibilities, powers and operation of the Governance, Sustainability and Safety Committee are further described in its charter which is included in our Corporate Governance Manual. The charter of the Governance, Sustainability and Safety Committee provides that it must be composed solely of independent directors. As of the date of this Information Circular, each member of the Governance, Sustainability and Safety Committee is independent. Human Resources and Compensation Committee The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment, compensation and succession planning. The committee also has the mandate, among others, to review human resources practices by ensuring, amongst other things, that appropriate human resources practices and policies are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives and to ensure consistency with its strategic direction. Priorities of the Human Resources and Compensation Committee include talent management, leadership development, succession planning, diversity, equity and inclusion (DE&I), and employee engagement. The committee annually reviews short-, medium- and long-term succession plans for the executive team, and develops and implements specific customized plans to address identified gaps. The mandate of the Human Resources and Compensation Committee is further described in the section entitled “Statement of Executive Compensation – Human Resources and Compensation Committee” on page 48 of this Information Circular and in its charter, which is included in our Corporate Governance Manual. The charter of the Committee provides that it must be composed solely of independent directors. As of the date of this Information Circular, each member of the Human Resources and Compensation Committee is independent. The Board has adopted a policy, which is included in our Corporate Governance Manual, providing that no more than one in three members of the Committee shall be a sitting CEO of another company, at least one member shall be experienced in executive compensation, and the President and Chief Executive Officer of the Company shall be excluded from the committee member selection process. As of the date of this Information Circular, the composition of the committee was in compliance with the conditions of the policy. Reference is made to the subsection entitled “Statement of Executive Compensation – Human Resources and Compensation Committee – Independent Advice” on page 49 of this Information Circular for disclosure in respect of the executive compensation consultant. Pension and Investment Committee The Pension and Investment Committee, which is a mixed committee composed of directors and officers, has the responsibility to review pension-related matters broadly, including reviewing the activities of the CN Investment Division (“CNID”), reviewing and approving the CNID Incentive Plan and award payouts thereunder, advising CNID on investment of assets of CN’s Pension Trust Funds, approving certain of the investments made by CN’s Pension Trust Funds, and being informed of all matters related to pension liabilities or that are otherwise relevant in developing CN’s pension risk management strategy and pension plan design. The responsibilities, powers and operation of the Pension and Investment Committee are further described in its charter, which is included in our Corporate Governance Manual. Statement of Corporate Governance Practices CN-37 Book - Circulaire 2022 - EN.indb 31 CN-37 Book - Circulaire 2022 - EN.indb 31 2022-04-07 16:50 2022-04-07 16:50

CN | Management Information Circular 2022 32 Risk Management Oversight At CN, the Board is entrusted with the responsibility to oversee that management identifies and evaluates the significant business risks that the Company is exposed to and implements processes and programs to manage these risks. A significant risk is generally defined as an exposure that has the potential to materially impact CN’s ability to meet or support its business objectives. The Board achieves this risk oversight through strategic overviews of significant risks and issues, and business updates with the President and Chief Executive Officer, and executives. The overviews may cover among others, risks related to: • general economic conditions; • environment, including climate change; • human capital; • foreign currency; • capital investments; • information technology and cybersecurity; • ongoing operations, such as labour disputes and blockades; and • developments in regulations, such as tax legislation and safety and environmental regulations. Company officers provide to the Board or one of its committees regular presentations and updates on the execution of business strategies, business opportunities, risk and safety management, ethical conduct, and detailed reports on specific risk issues. The risk oversight responsibility is shared between the Board and its committees. The Board delegates responsibility for oversight of certain risk elements to the various committees in order to ensure appropriate expertise, attention and diligence. As such, the risk assessment process is mainly led by the Audit, Finance and Risk Committee, with regular reporting and oversight by the Board. The Board may use external resources when appropriate to assess enterprise risk and management processes. Risk information is reviewed by the Board and/or committees of the Board throughout the year. The Audit, Finance and Risk Committee is responsible for ensuring that appropriate risk management processes are in place across the organization. It considers the effectiveness of the operation of CN’s internal control procedures and reviews reports from CN’s internal and external auditors. As part of its risk oversight activities, the Audit, Finance and Risk Committee ensures that significant risks identified are referred to a Board committee or the Board, as appropriate. Specifically, the Audit, Finance and Risk Committee reviews the Company’s risk assessment, including risk oversight and risk management policies under the Enterprise Risk Management (“ERM”). Management undertakes an enterprise-wide process to identify, classify, assess and report on CN’s significant risks and mitigation strategies. ERM provides a risk management approach to identify, assess, monitor, and mitigate key business risks. Management provides to the Audit, Finance and Risk Committee an annual ERM update. Risks are rated based on an assessment of residual risk, after considering mitigating processes and controls in place. Each risk is assigned to members of senior management who develop and implement controls to mitigate the risks. In addition, the Audit, Finance and Risk Committee requests that an independent review of the mitigating controls be performed on the identified risks on a rotational basis. For a detailed explanation of the material risks applicable to CN and its affiliates, see the section entitled “Business risks” in CN’s Management’s Discussion and Analysis included in CN’s 2021 Annual Report, filed on February 1, 2022 and available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov through EDGAR and on CN’s website at www.cn.ca. Board and Committee Meetings Process The Board Chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During this process, the Corporate Secretary, in collaboration with the Board and committee Chairs and the appropri- ate executive officers, establishes Board and committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If, during the course of the year, events or circumstances require Board or committee action or consideration, additional meet- ings are called. The total number of meetings and the attendance record for each director for all Board and committee meetings held during the course of 2021 are set out in the section entitled “Statement of Corporate Governance Practices — Board and Committee Attendance” of this Information Circular. Communication regularly takes place between the Board Chair and the Company’s executives and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the Chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities. In Camera Meetings The independent directors meet at or after every regular meeting of the Board of Directors during in camera sessions, without the presence of management and under the chairmanship of the Board Chair, including all meetings regularly scheduled in 2021. Independent members of the Board hold in camera meetings at or after every regular meeting of the Board. Statement of Corporate Governance Practices CN-37 Book - Circulaire 2022 - EN.indb 32 CN-37 Book - Circulaire 2022 - EN.indb 32 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 33 Board and Committee Attendance The following table shows the record of attendance for each current director at meetings of the Board and the Board committees of which they were members as of December 31, 2021, as well as the number of Board and Board committee meetings held during the 12-month period that ended on December 31, 2021. NAME OF DIRECTOR NUMBER AND% OF MEETINGS ATTENDED OVERALL ATTENDANCE/ MEETINGS HELD COMMITTEES BOARD PRIOR TO APRIL 27, 2021 (1) FOLLOWING APRIL 27, 2021 (1) FULL-YEAR 2021 COMMITTEE (TOTAL) AUDIT COMMITTEE CORPORATE GOVERNANCE AND   NOMIN ATING COMMITTEE DONATIONS AND SPONSORSHIPS COMMITTEE ENVIRONMENT, SAFETY AND SECURITY COMMITTEE FINANCE COMMITTEE STRATEGIC PLANNING COMMITTEE AUDIT, FINANCE AND RISK COMMITTEE GOVERNANCE, SUSTAINABILITY AND SAFETY COMMITTEE HUMAN RESOURCES AND COMPENSATION COMMITTEE PENSION AND INVESTMENT COMMITTEE Shauneen Bruder (2) 3/3 100% (Chair) – 1/1 100% 2/2 100% –– 5/5 100% 4/4 100% (Chair) 6/6 100% – 21/21 100% 41/41 100% 62/62 100% Jo-ann dePass Olsovsky (3) ––––––––––– 3/3 100% 3/3 100% Denise Gray (3) –––––– 5/5 100% 4/4 100% 3/4 75% – 12/13 92% 22/27 81% 34/40 85% Justin M. Howell (3) ––––––– 4/4 100% 4/4 100% 3/3 100% 11/11 100% 26/27 96% 37/38 97% The Hon. Kevin G. Lynch 3/3 100% 3/3 100% ––– 2/2 100% 5/5 100% 4/4 100% 6/6 100% (Chair) 2/2 (4) 100% 25/25 100% 40/41 98% 65/66 98% Margaret A. McKenzie – 3/3 (5) 100% – 2/2 (5) 100% 2/2 100% 2/2 100% 5/5 100% – 2/2 (6) 100% 3/3 100% 19/19 100% 41/41 100% 60/60 100% James E. O’Connor 3/3 100% 3/3 (5) 100% – 2/2 (5) 100% 2/2 100% – 5/5 100% –– 3/3 100% 18/18 100% 40/41 98% 58/59 98% Robert Pace – 3/3 100% 1/1 100% (Chair) 2/2 100% – 2/2 100% – 4/4 100% 4/4 100% – 16/16 100% 41/41 100% (Chair) 57/57 100% Robert L. Phillips (2) – 3/3 (5) 100% (Chair) – 2/2 (5) 100% 2/2 100% – 5/5 100% (Chair) – 6/6 100% – 18/18 100% 40/41 98% 58/59 98% Laura Stein (2) 3/3 (7) 100% –– 2/2 100% (Chair) 2/2 100% –– 4/4 100% 2/2 (8) 100% 3/3 100% (Chair) 16/16 100% 41/41 100% 57/57 100% Number of meetings held 3 3 1 2 2 2 5 4 6 3 31 41 72 (1) E ffective as of April 27, 2021, the Board committees were amended as follows: the Audit Committee was merged with the Finance Committee to form the Audit, Finance and Risk Committee; the Corporate Governance and Nominating Committee was merged with the Environment, Safety and Security Committee to form the Governance, Sustainability and Safety Committee; and the Donations and Sponsorships Committee and Strategic Planning Committee were disbanded. Until April 26, 2021, the members of the Donations and Sponsorships Committee were Mr. Pace (Chair), Ms. Bruder, Mr. Giffin, Ms. Holiday, Mr. Losier and Mr. Ruest, and the members of the Strategic Planning Committee were Ms. Kempston Darkes (Chair), Mr. Carty, Ms. Godin, Mr. Losier, Dr. Lynch, Ms. McKenzie and Mr. Pace. (2) Effective as of April 27, 2021, Ms. Bruder became Chair of the Governance, Sustainability and Safety Committee and came off as Chair of the Audit Committee, Mr. Phillips became Chair of the Audit, Finance and Risk Committee and came off as Chair of the Corporate Governance and Nominating Committee, and Ms. Stein became Chair of the Pension and Investment Committee and came off as Chair of the Environment, Safety and Security Committee (3) Ms. Gray and Mr. Howell joined the Board of Directors on April 27, 2021, and Ms. dePass Olsovsky joined the Board of Directors on October 27, 2021. (4) Effective as of April 27, 2021, Dr. Lynch came off the Pension and Investment Committee. (5) Effective as of April 27, 2021, Ms. McKenzie, Mr. O’Connor and Mr. Phillips came off the Corporate Governance and Nominating Committee and the Environment, Safety and Security Committee. (6) Effective as of April 27, 2021, Ms. McKenzie came off the Human Resources and Compensation Committee. (7) Effective as of April 27, 2021, Ms. Stein came off the Audit Committee and the Finance Committee. (8) Effective as of April 27, 2021, Ms. Stein came off the Human Resources and Compensation Committee. Statement of Corporate Governance Practices CN-37 Book - Circulaire 2022 - EN.indb 33 CN-37 Book - Circulaire 2022 - EN.indb 33 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 34 Director Selection Review of Credentials In consultation with the Board Chair, the Governance, Sustainability and Safety Committee annually reviews the criteria for the selection of nominees to be recommended to the Board and the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings. Board and Board committee members are expected to attend all meetings. As stated in our Corporate Governance Manual, any director who has attended less than 75% of meetings of the Board or meetings of committees on which they sit, for more than two consecutive years, without a valid reason for the absences, will not be renominated. Competency Matrix The Governance, Sustainability and Safety Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new can- didates to stand as nominees for election or appointment as directors. Over the last few years, the former Cor- porate Governance and Nominating Committee and the Board Chair focused on board renewal and succession in light of upcoming director retirements, as well as on expanding and completing the Board’s overall expertise in certain areas and diversity metrics, with a view to ensuring that the Board continues to benefit from a broad range of perspec- tives and relevant experience. The Board Chair and the Governance, Sustainability and Safety Committee con- tinue to engage in an ongoing, in-depth succession planning process. Board renewal and succession has been an item at most meetings of the Governance, Sustainability and Safety Committee. In proposing the list of Board nominees, including Jo-ann dePass Olsovsky, Robert Knight, David Freeman and Susan C. Jones, who will stand for election at the Meeting, the Board of Directors is guided by the process described in our Corporate Governance Manual. As part of the process, the Board Chair, in consultation with the Governance, Sustainability and Safety Committee, develops a competency matrix based on knowledge areas, types of expertise, gender, age and geographical representation. The Board ensures that the skillset developed by directors through their business expertise and experience meets the needs of the Board. The Governance, Sustainability and Safety Committee regularly reviews its competency matrix to assess the Board’s overall strength and diversity of skills and experience, including when considering the recruitment of new director candidates. The Governance, Sustainability and Safety Committee and the Board have approved the competency matrix set forth on the following page. The Governance, Sustainability and Safety Committee, together with the Board Chair, regularly monitors the current and future profile of the Board and, in doing so, also gives careful consideration to factors such as age, diversity (including gender and other diverse groups), geographical location, competencies and experience of current directors, the suitability and performance of directors proposed for election, as well as their independence, qualifications, financial acumen, business judgment and board dynamics. In order to assist the Governance, Sustainability and Safety Committee and the Board Chair in recommending candidates to become directors of CN, the Governance, Sustainability and Safety Committee has constituted, together with the Board Chair, an evergreen list of potential Board candidates, which it updates from time to time. Prior to nominating new directors for election or appointment, the Board Chair, the Governance, Sustainability and Safety Committee Chair and several other directors, as well as the President and Chief Executive Officer, meet with each candidate to discuss his or her interest and willingness to serve on CN’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board of Directors. On January 25, 2022, CN announced that it had entered into a resolution agreement (the “Resolution Agreement”) with TCI pursuant to which, among other things, TCI agreed to withdraw its requisition for a special meeting of shareholders, which was previously scheduled to be held on March 22, 2022. CN is proposing Robert Knight and David Freeman as nominees for election as directors at the Meeting. TCI has indicated to CN that it is supportive of these nominations. The Resolution Agreement provides that TCI will support the election of all CN director nominees at the 2022 and 2023 annual meetings of shareholders. Also on January 25, 2022, CN announced the appointment of Jean Charest as a member of the Board. Mr. Charest subsequently resigned from the Board effective April 1, 2022 as he declared his candidacy for the leadership of one of Canada’s federal political parties. Jo-ann dePass Olsovsky, who was appointed to the Board on October 27, 2021 is also standing for election at the Meeting, and the Board, upon the recommendation of the Governance, Sustainability and Safety Committee, is also proposing Susan C. Jones as a new nominee for election at the Meeting. These four nominees were identified and recommended on the basis of their competencies, skills and experience sought by the Board. Tracy Robinson, CN’s President and Chief Executive Officer since February 28, 2022, is also standing for election at the Meeting. CN’s competency matrix is based on areas of knowledge, expertise, diversity, age, gender and geography, and identifies any gaps to be addressed in the nomination process. Statement of Corporate Governance Practices CN-37 Book - Circulaire 2022 - EN.indb 34 CN-37 Book - Circulaire 2022 - EN.indb 34 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 35 The following table identifies the top four competencies of each nominee for election to the Board, together with their gender, age range and tenure at CN. COMPETENCIES AGE RANGE BOARD TENURE NAME OF DIRECTOR NOMINEE FINANCE/ACCOUNTING/ INVESTOR RELATIONS CEO/EXECUTIVE LEADERSHIP EXPERIENCE GOVERNMENT/REGULATORY/ PUBLIC POLICY/LEGAL RISK MANAGEMENT AND SAFETY TECHNOLOGY/INNOVATION/ ARTIFICIAL INTELLIGENCE/ CYBER SECURITY TRANSPORT INDUSTRY/LOGISTICS/ SUPPLY CHAIN/GLOBAL TRADE PEOPLE AND TALENT MANAGEMENT/ ORGANIZED LABOUR/ DIVERSITY AND INCLUSION STRATEGIC PLANNING CORPORATE GOVERNANCE/ PUBLIC COMPANY EXPERIENCE CUSTOMER EXPERIENCE/ SALES/MARKETING INTERNATIONAL/GLOBAL EXPERIENCE AND PERSPECTIVE ESG GENDER 59 AND UNDER 60-65 66-72 0-5 YEARS 6-10 YEARS 11 + YEARS Shauneen Bruder √ √ √ √ F √ √ Jo-ann dePass Olsovsky √ √ √ √ F √ √ David Freeman √ √ √ √ M √ √ Denise Gray √ √ √ √ F √ √ Justin M. Howell √ √ √ √ M √ √ Susan C. Jones √ √ √ √ F √ √ Robert Knight √ √ √ √ M √ √ The Hon. Kevin G. Lynch √ √ √ √ M √ √ Margaret A. McKenzie √ √ √ √ F √ √ Robert L. Phillips √ √ √ √ M √ √ Tracy Robinson √ √ √ √ F √ √ Description of Competencies Finance/Accounting/Investor Relations Experience in corporate finance, overseeing complex financial transactions, investment management, mergers & acquisitions, investor relations; experience in financial accounting and reporting, auditing, and internal controls. CEO/Executive Leadership Experience Experience as a Chief Executive Officer or senior executive officer of a large publicly listed company. Government/Regulatory/Public Policy/ Legal Experience in, or a strong understanding of, the workings of government and public policy in Canada and the U.S. or experience as a senior practicing lawyer either in private practice or the legal department of a major publicly listed company. Risk Management and Safety Significant understanding with respect to the identification, assessment and mitigation of risks and oversight of risk management programs and practices. Knowledge and experience in health and safety programs and issues, particularly in the transportation industry. Technology/Innovation/Artificial Intelligence/Cyber Security Strong leadership and experience in deploying technology, innovation and digital platforms, including disruptive technologies, data management and cyber security. Expertise and/or experience in managing and mitigating cybersecurity risks. Transport Industry/Logistics/Supply Chain/ Global Trade Deep knowledge and experience in the transportation industry, including strategic context and business of the transportation industry. Experience in designing, developing or managing highly complex logistics and supply chains. People and Talent Management/Organized Labour/Diversity and Inclusion Experience in oversight of compensation programs for executive level employees and incentive-based compensation programs. Experience with talent recruitment and management, workplace culture, diversity and inclusion, succession planning, leadership development, executive recruitment, management of organized labour in a large operating company. Strategic Planning Experience in strategic planning and leading growth initiatives for a major publicly listed company. Corporate Governance/Public Company Experience Experience as an executive and/or board member of a publicly listed company that provides a strong understanding of requirements of good corporate governance practices. Customer Experience/Sales/Marketing Experience as a senior executive in a customer-centric product or service company; strong knowledge of CN’s markets and related market trends, customers and strategy. International/Global Experience and Perspective Understanding, experience and expertise in international business, including international trade and overall global perspective. Environmental/Social/Corporate Responsibility (ESG) Experience in managing and overseeing de-carbonization, environmental, social, corporate responsibility and sustainability risks and opportunities and impact and performance and their relationship to the company’s business and strategy. Experience in understanding and assessing complex regulatory requirements, stakeholder led initiatives and the company’s overall ESG compliance obligations. Statement of Corporate Governance Practices CN-37 Book - Circulaire 2022 - EN.indb 35 CN-37 Book - Circulaire 2022 - EN.indb 35 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 36 Diversity at CN At CN, we believe our people are our single greatest asset, and we recognize the importance of creating a work environment that welcomes the contribution and uniqueness of every employee. We are committed to creating a workforce of top talent that reflects the diversity of the population and stakeholders we serve. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Company’s success. Put plainly, CN believes Diversity, Equity and Inclusion will deliver value to the Company and our employees. Diversity increases the effectiveness of our decision-making processes and fosters innovation by including a wider range of perspectives. Having a workforce that truly reflects the communities in which we operate also helps us attract and retain a mix of well-qualified people and helps us better understand and respond to the needs of our stakeholders. Our Diversity and Inclusion Plan (“Diversity Plan”), which focuses on increasing the representation of women, visible minorities, indigenous people, persons with disabilities, and veterans, and on developing a more inclusive workplace, anchors CN’s commitment to diversity. The plan applies at all levels within the organization and includes strategies on sourcing (including early career sourcing through internships, co-op programs and new graduate programs), selection, hiring, training and development of diverse candidates. The Company has also integrated diversity in its policies regarding composition of the Board and executive management. The strategy of building a diverse and inclusive workforce is holistic; it necessarily involves an integrated approach on sensitizing, recognizing, and building awareness on diversity and inclusion in the workplace. In 2021, we appointed a Director of Diversity, Equity and Inclusion, and set new gender diversity targets for our Board and executive management. We also created Employee Resource Groups (“ERGs”) that bring together employees and their supporters of similar backgrounds and interests. These employee-led groups, backed by executive sponsors, have been initiated to create a more diverse and inclusive environment through marking key diversity milestones, acting as sounding boards, and providing places of discussion and exchange, allowing CN to garner the pulse of under-represented employee groups. Board Diversity The Board’s Governance, Sustainability and Safety Committee, in consultation with the Board Chair, is responsible for recommending qualified persons to serve on the Board. CN believes that a diverse board has the potential for richer discussion and debate and greater effectiveness in decision-making and advisory functions. On March 10, 2015, the CN Board approved a diversity policy for the Board (“Diversity Policy”). This policy was further revised on March 9, 2021 to broaden its scope and include more ambitious targets. The revised Diversity Policy with respect to directors provides that, in considering the Board’s composition and in making recommendations for Board members, the Governance, Sustainability and Safety Committee will consider: (i) the size of the Board; (ii) the particular competencies, skills and experience currently sought by the Board, including requirements to staff certain Board committees; (iii) the competencies, skills and experience each of the current directors possesses; and (iv) personal attributes and other qualities of each director, having regard to the benefits of all aspects of diversity on the Board. Under the Diversity Policy and as part of its mandate, in order to ensure the effective implementation of the Diversity Policy, the Governance, Sustainability and Safety Committee: • has created a search process that seeks qualified Board candidates from, among other areas, the traditional pool of corporate directors and officers, government, academic institutions, private enterprise, non-profit organizations, trade associations and professions such as accounting, human resources, and legal services; • uses CN’s network of organizations and trade groups that may help identify diverse candidates; • has in the past and may again retain an executive search firm to help meet the Board’s diversity objectives; • periodically reviews its recruitment and selection processes to ensure that diversity remains a component of any director search; and • endeavours to consider the level of representation of diverse groups on the Board in identifying and nominating candidates for election or re-election to the Board. Executive Management Diversity The Human Resources and Compensation Committee is responsible for considering candidates for executive management appointments that possess the qualifications, competencies, experience, leadership skills and level of commitment required to fulfill executive functions. The Diversity Policy, which also applies to executive management, states that in fulfilling its oversight role, the Committee regularly reviews CN’s integrated approach to executive and high-potential talent management and succession planning. The Committee also considers processes and practices for leadership development and reviews the depth of succession pools for senior leadership roles across the Company, and regularly reviews external talent, in order to ensure that CN has diverse candidate pools for potential successors for the executive roles. Appointments are based on a balance of criteria, including skill, background, experience, and competence. Executive management appointments are also reviewed for appropriate diversity representation. Supporting Diversity, Equity and Inclusion CN is undertaking various initiatives aimed at better promoting and reinforcing diversity, equity and inclusion (DE&I). For example, we are: • executing on our renewed DE&I vision and ambition to reflect the communities in which we operate; • conducting regular reviews of pay equity and defining a roadmap to address identified gaps; • further aligning our sponsorships and donations budget to better align with our strategic DE&I vision; • assessing hiring practices to leverage diversity focused recruitment agencies and requiring diverse candidate slates for all recruitment mandates; • developing inclusive leaders through targeted training and education, including unconscious bias and inclusive leadership training, as leaders are critical in creating and sustaining an inclusive environment; • continuing to support and leverage the 7 ERGs that have been initiated to create a more diverse and inclusive environment; and • having dedicated resources to support our DE&I vision. In 2021, we appointed a Director of Diversity, Equity and Inclusion, and set new gender diversity targets for our Board and executive management. These initiatives are strongly supported through active involvement by the executive management and the Board. Statement of Corporate Governance Practices CN-37 Book - Circulaire 2022 - EN.indb 36 CN-37 Book - Circulaire 2022 - EN.indb 36 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 37 Diversity Statistics and Targets CN became a member of the Canadian Chapter of the 30% Club in 2017, committing to have a Board comprised of at least 30% women and maintaining or growing that number in the future. This target was achieved in 2017 and has been maintained since then. In early 2021, the Board set a new, more ambitious target that by the end of 2022, CN would achieve and thereafter maintain, a Board composition in which at least fifty percent (50%) of the independent Board members are to come from diverse groups, including gender parity. On the date hereof, of the 11 directors, six (55%) are women, namely: Shauneen Bruder, Jo-ann dePass Olsovsky, Denise Gray, Margaret A. McKenzie, Laura Stein, and Tracy Robinson; and two (18%) members identify as visible minorities. CN has also elected to set a gender diversity target for executive management (comprising all vice-presidents and more senior positions), pursuant to which, by at the end of 2022, at least 30% of this group will be women. This aligns to the targets set out in the Catalyst Accord 2022, to which CN is a signatory. A comprehensive framework, focusing on the identification, assessment, and development of talent is used to ensure that we have an appropriate pipeline of potential diverse successors at the executive and management levels. At present, of the 30 members of executive management, seven (23%) are women. As our executive workforce is expected to undergo a renewal over the next few years due to natural attrition, we will continue to focus on increasing diversity through our succession planning strategies. We currently have not adopted specific targets for diversity representation other than gender for executive management. However, we will continue to use the established labour market availability numbers in each province or state as our baseline ambition to measure progress. We define labour market availability as “the share of designated group members in the workforce from which the employers could hire”. The current diversity representation on the Board and among executive officers is set out in the tables below. The following disclosure is derived from information provided by the directors and executive officers. In accordance with privacy legislation, such information was collected on a voluntary basis, and where a particular individual chose not to respond, CN did not make any assumptions or otherwise assign data to that individual. The executive officers are a subset of the executive management team comprising 11 positions. As at April 5, 2022 CURRENT DIRECTORS DIRECTOR NOMINEES EXECUTIVE OFFICERS EXECUTIVE MANAGEMENT Women 6 (55%) 6 (55%) 3 (27%) 7 (23%) Visible Minorities 2 (18%) 2 (18%) – 2 (7%) Indigenous – – 1 (9%) 1 (3%) Persons with Disabilities – – – 1 (3%) Total 11 11 11 30 On an annual basis, the Governance, Sustainability and Safety Committee and the Human Resources and Compensation Committee assess the effectiveness of the nomination/appointment process in achieving CN’s diversity objectives and measure the annual and cumulative progress in achieving its diversity targets. The Diversity Policy is available on our website at www.cn.ca, under Delivering Responsibly/Governance. Board Renewal and Other Practices Retirement from the Board Effective April 27, 2021, the Board updated its policy on the mandatory retirement age for directors whereby a director would not be nominated for re-election at the annual meeting of shareholders following his or her 72nd birthday, subject to the Board’s ability to approve possible extensions in specific circumstances deemed in the best interest of CN. Pursuant to this updated policy, Mr. O’Connor and Mr. Pace announced their retirement and are not standing for re-election at the Meeting. Board Tenure and Term Limits Effective April 27, 2021, the tenure of the Board Chair, the committee Chairs and individual directors are subject to the following term limits: • CN’s Board Chair will serve for a term of five years, renewable for one further three-year term, subject to the discretion of the Board to further extend the term, if deemed appropriate and in the best interest of the Company and the Board. At the end of the term(s) as Board Chair, the departing Board Chair would not stand for election as a director of CN at the next following annual meeting of shareholders. • Committee Chairs will serve for a term of three years, renewable for one further two-year term, subject to the discretion of the Board to further extend the term, if deemed appropriate and in the best interest of the Company and the Board. • Any current or future member of the Board of Directors elected or appointed to the Board of Directors will serve for a maximum term of 14 years. The election or appointment of the Board Chair or committee Chairs, respectively, is subject to annual review and election/appointment. In addition, directors are expected to inform the Board Chair of any major change in their principal occupation, in order to provide the Board with the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. Common Directorships With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Governance, Sustainability and Safety Committee. In addition, the Board has adopted a policy, which is included in our Corporate Governance Manual, to the effect that no more than two of the Company’s directors should generally serve on the same outside board or outside board committee. As of April 5, 2022, no members of our Board of Directors served together on the boards of other public companies. Number of Directorships CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board applies the following guidelines, effective as of April 27, 2021, when considering candidates to become directors of CN: • for candidates that are chief executive officers or other senior executives of public corporations, they must hold no more than two (2) public corporation directorships in total (including the Board and membership on the board of the corporation at which an individual is employed); and • for other candidates, they must hold no more than three (3) public corporation directorships in total (including the Board). Effective as of April 27, 2021, members of the Board may serve for a maximum term of 14 years. Statement of Corporate Governance Practices CN-37 Book - Circulaire 2022 - EN.indb 37 CN-37 Book - Circulaire 2022 - EN.indb 37 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 38 In addition, because of the Audit, Finance and Risk Committee’s demanding role and responsibilities, the Board Chair, together with the Governance, Sustainability and Safety Committee chair, reviews any invitations to the Audit, Finance and Risk Committee members to join the audit committee of another entity. Where a member of the Audit, Finance and Risk Committee simultaneously serves on the audit committee of more than three public companies, including CN, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit, Finance and Risk Committee. The Board of Directors may, in its discretion, authorize a waiver to the above guidelines if deemed in the best interest of the Company and only for a transitioning period of up to one year to allow the affected candidate to reduce his/her board memberships in order to meet the Company’s guidelines. Of the director nominees being presented for election at the Meeting, only Ms. Jones is currently a member of more than two public boards, other than CN’s Board. She has committed to reducing her number of directorships within the next year if elected to the Board, in alignment with CN’s overboarding guidelines and within CN’s prescribed transitioning period, as authorized by the Board. Directors are expected to provide the Board Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board committee. The Governance, Sustainability and Safety Committee and the Board Chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. The biographies on pages 12 to 23 of this Information Circular identify the other reporting issuers of which each current director of CN is a director. Director Emeritus The Board of Directors confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, lifetime emeritus status has been bestowed upon Raymond Cyr, James Gray, Michael Armellino, Charles Baillie, Edward Lumley, Donald Carty, Gordon Giffin, Edith Holiday, Maureen Kempston Darkes, Denis Losier, James E. O’Connor, Laura Stein and to David McLean and Robert Pace as Chairman Emeritus, as well as upon the late Hugh Bolton, the late Purdy Crawford and the late Cedric Ritchie. Directors Emeritus are invited to attend the annual meeting of shareholders and certain Company or Board events taking place in their geographic area of residence and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events. Board Performance Assessment Process The Board of Directors has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, as well as the effectiveness of its committees, the Board Chair, the committee Chairs and individual directors. This process is under the supervision of the Governance, Sustainability and Safety Committee and the Board Chair and is comprised of the following steps: • The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Governance, Sustainability and Safety Committee and the Board Chair, taking into account current issues, the findings of previous years and input from the Board of Directors: • Board and committee performance evaluation questionnaires, including a self-assessment by individual directors; • Board Chair evaluation questionnaire; and • Committee Chair evaluation questionnaires. • Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board Chair, except for the responses to the evaluation questionnaire relating to the Board Chair, which is forwarded directly to each of the Chairs of the Governance, Sustainability and Safety Committee and the Human Resources and Compensation Committee. • Following receipt of the completed questionnaires, the Board Chair contacts every director and conducts open and confidential one-on-one meetings. The purpose of these meetings is to discuss the answers received from and in respect of each director, to take into account any comments which the director may have and to review the self-evaluation of each director. One of the Governance, Sustainability and Safety Committee or Human Resources and Compensation Committee Chairs also discusses individually with each director his or her responses and comments on the Board Chair evaluation questionnaire. • Reports are then made by the Board Chair, the Governance, Sustainability and Safety Committee Chair and the Human Resources and Compensation Committee Chair to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, the Board committees, the Board and Committee chairs, and separately to individual directors in respect of their personal performance. • The Board Chair and committee Chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees. • At least annually, the Board and each Board committee reviews and assesses their respective mandates. Peer Assessment and Independent Advisor The Board Chair leads on an annual basis a peer review process through one-on-one meetings with each individual director. In addition, the Board may, from time to time, hire an independent advisor to assist the Board of Directors in independently assessing the performance of the Board of Directors, Board commit- tees, Board and committee Chairs and individual directors. The Govern- ance, Sustainability and Safety Committee also considers on an annual basis the appropriateness of conducting a peer assessment through an independent advisor. The Board performance assessment process is further described in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance. The overall results and suggestions derived from the annual Board performance assessment are taken into consideration to improve the functioning and activities of the Board and its committees. 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CN | Management Information Circular 2022 39 Director Orientation and Continuing Education Orientation Our orientation program includes presentations by the Company’s officers on CN’s organizational structure and the nature and operation of its business, a review with the Board Chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make, and access to appropriate information or outside resources as required. New directors are provided with the following: a directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations and CN’s key corporate governance and public disclosure documents, including CN’s Corporate Governance Manual and Board and committee charters; information regarding the review process for the Board, its committees and their chairs, and individual directors; CN’s important policies and procedures, including CN’s Code of Business Conduct; and organizational charts and other business orientation materials, including CN’s Investor Fact Book, sustainability and safety brochures, financial statements and regulatory information. In addition, meetings are arranged between new directors and the Board and committee Chairs, as well as with members of CN’s Leadership team to provide an overview of their areas of responsibility and their function/department. These areas include finance, corporate services, marketing, operations, technology, human resources and investor relations. New directors also receive presentations by the Company’s officers on CN’s business and operations, safety, security, sustainability, community outreach initiatives and talent development, amongst others. New directors are also invited to attend the following Company events: • Annual business plan meeting with top 200 employees; • Annual sales meetings; • Industry conferences or CN’s analyst/investor meetings; • Leadership training sessions and networking with participants; and • Other company events on an ad hoc basis. In addition, new directors are encouraged to visit sites across CN’s network relating to the Company’s operations. These sites include mechanical and car shops, intermodal and engineering groups, data centres, training centres, railway yards and ports and terminals. Continuing Education The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Company: • maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education; • encourages and funds the attendance of each director at seminars or conferences of interest and relevance; • encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance, such as ESG; and • from time to time, as appropriate, the Board holds meetings at or near an operating site or other facility of the Company, a key customer, supplier or affiliated company. The Board Chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board Chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings. In 2021, Board members were provided with educational reading materials and presentations on a variety of matters and topics, including safety matters, technology, sustainability and corporate governance matters. The Board regularly received updates and reports by CN’s internal counsel on regulatory matters of importance and emerging issues of significance to CN and the railway industry, such as diversity, safety, technology and risk mitigation. Board members also attended industry conferences. Directors also interacted with executive and senior management at every Board meeting and received regular and extensive presentations on matters of strategic importance to the Company’s business, including presentations on its customer engagement initiatives, safety, stakeholder and community outreach initiatives, business growth strategy, operating plans, supply chain strategy, car management, CN’s sustainability initiatives and Climate Action Plan, cybersecurity and regulatory matters relevant to the Company’s business. Moreover, the directors have, from time to time, been provided with firsthand opportunities to visit certain sites where CN has made significant investments. They have visited our Information Technology command centre, certain CN main yards such as Kirk Yard, the CN Woodcrest Shops and the Elgin, Joliet and Eastern Railway properties in the U.S. The Board has also visited CN’s two state-of-the-art training centres in Winnipeg, Manitoba and near Chicago, Illinois, and toured a Geometry Test Car. Since March 2020, many in-person activities of the Board ceased given the pandemic. Prior to March 2020, the Board visited and/or participated in the following, among others: • Two Harbours, Minnesota to tour CN’s iron ore dock operations and the E.H. Gott vessel, for an in-depth review of the vessel and dock operations. • As part of its stakeholder engagement initiatives, attended community events in Regina, Saskatchewan and Ottawa, Ontario. • Visited the Port of Prince Rupert for a detailed tour of customer operations in Prince Rupert (DP World) and Ridley Island (Ray- Mont Logistics and Ridley Terminals). • Attended meetings and events in Singapore, including a tour of the Port of Singapore, to provide our directors with the opportunity to see firsthand the scope of the thriving economic activities in South East Asia and gain an understanding of North America’s trade potential with South East Asia. Statement of Corporate Governance Practices CN-37 Book - Circulaire 2022 - EN.indb 39 CN-37 Book - Circulaire 2022 - EN.indb 39 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 40 The following table lists certain seminars and courses by external providers, as well as certain dedicated internal sessions and presentations on key CN subject matters, that the directors of the Company attended in 2021 and early 2022: SUBJECT MATTER TOPIC PRESENTED PRESENTED/HOSTED BY ATTENDED BY Sustainability Environmental Priority Issues and Targets Updates CN Environment GSS Committee Members Climate Action Plan CN Sustainablity GSS Committee Members Diversity, Equity & Inclusion CN Corporate Services and HR GSS Committee Members Technology Cybersecurity CN Information Technology AFR Committee Members Locomotive Modernization Updates CN Operations AFR Committee Members Innovation and Cloud Technology CN Information Technology All directors Innovation and Information Technology CN Information Technology All directors Information Technology Investments CN Information Technology Strategy Committee Members Strategic Technology Update CN Information Technology AFR Committee Members Safety Safety Performance Updates CN Safety GSS Committee Members Incident/Crisis Management CN Corporate Services & Operations GSS Committee Members Customer Relations Performance Update CN Operations & Marketing All directors Operational Excellence CN Operations & Marketing All directors Stakeholder Engagement CN is recognized as a company that delivers responsibly, is a key part of the solution for customers, and is essential to the economy, to its customers and the communities it serves. Over the year, we continued to deepen the Company’s sustainability agenda: moving customer goods safely and efficiently, ensuring environmental stewardship, attracting and developing the best diverse team of railroaders, helping build safer and stronger communities, while adhering to the highest ethical standards. CN regularly engages with all of our stakeholders, including shareholders, employees, and Indigenous and community groups. Shareholders Engagement CN recognizes the importance of consistent engagement with shareholders and we welcome interaction with our shareholders as we believe it is important to have direct frequent engagement in order to allow and encourage an open dialogue and exchange of ideas. Our Investor Relations department is responsible for communicating with the investment community on behalf of CN and actively engages with shareholders, sell-side analysts, potential investors, and periodically with shareholder advocacy groups. Over the last 12 months, our Board Chair, our Vice-Chair as well as other members of the Board and our investment relations team engaged in dialogue with all of our top institutional shareholders, through the following initiatives: • Earnings calls: engagement by CN executives on a quarterly basis with the investment community to review CN’s quarterly financial and operating results and outlook; • Non-deal roadshows: throughout the year, multiple engagements by CN executives and the Vice-President, Investor Relations with institutional investors to provide public information on our strategic agenda, business and operations and ESG performance; • Sell-side-sponsored conferences: throughout the year, CN executives speak at industry investor conferences about CN’s business and operations, including ESG performance and conduct meetings with investors; and • Investor meetings: as part of regular shareholder engagement, the investor relations team is available for meetings and calls to address shareholder questions or concerns and to provide public information on the Company in a timely and responsive manner. The pandemic impacted work and travel practices and consequently, from March 2020 through the date of the present Information Circular, most shareholder engagement was conducted via video conference calls or by phone. Quarterly earnings calls and investor conference presentations are webcast and available to listen live via CN’s website at www.cn.ca/investors. We have in place various means of communication for receiving feedback from interested parties, such as a toll-free number for general inquiries (1- 888-888-5909). Shareholders can also reach out to our investment relations team and other stakeholders in accordance with procedures described on our webiste at www.cn.ca, under Investors/ Investor Contacts. Shareholders and other interested parties may also communicate with the Board and its Chair by calling 1-514-399-6544. The Board of Directors also has procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chair of the Board, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/Governance. In addition, the Company continued its stakeholder activities by: • engaging with all levels of government as a participant on advisory councils, review boards and regulatory proceedings; • conducting community outreach; • working collaboratively with supply chain partners; • participating in industry associations (Railway Association of Canada; Association of American Railroads); • engaging with suppliers at our annual supplier council and through our Sustainable Procurement Excellence program; • strengthening our relationships and improving our communication with customers; • ensuring the opportunity for regular two-way communication with employees; and • taking part in structured community engagement. For the year 2021, CN received a number of awards and recognition including: • Named to Dow Jones Sustainability World Index for the 10th consecutive year and on the DJSI North American Index for the 13th year. • Listed on CDP’s 2021 prestigious A List. • Recognized as one of Canada’s Top 100 Employers. • Recognized by the Globe and Mail’s annual review of corporate governance practices in Canada, ranking first overall of 220 S&P/TSX Composite Index Members. • Ranked among the Best 50 Corporate Citizens in Canada by Corporate Knights for the 13th consecutive year in a row. • Listed on the FTSE4Good Index. • Listed on the Jantzi Social Index. • Listed on the MSCI Indices. • Progressive Aboriginal Relations (PAR) Bronze Certification from the Canadian Council for Aboriginal Business. Statement of Corporate Governance Practices CN-37 -01- Front - EN.indd 40 CN-37 -01- Front - EN.indd 40 2022-04-07 21:56 2022-04-07 21:56

CN | Management Information Circular 2022 41 Indigenous Engagement In addition, the Company continued its stakeholder activities by: • proactively engaging Indigenous communities and maintaining open dialogue; • promoting opportunities for Indigenous peoples to join the Company’s workforce; • supporting Indigenous Community initiatives and participating in Indigenous organizations; and • seeking out and encouraging opportunities for Indigenous business and procurement. In 2015, Canada’s Truth and Reconciliation Commission called on corporations to play a role in reconciliation with Canada’s Indigenous peoples, including providing education for management and staff on the history of Indigenous peoples. As part of its Indigenous Vision, the Company actively encourages employee sensitivity to Indigenous issues and has provided in-person cultural awareness training since 2015. An eLearning version of the training was launched in early 2017, providing access to a greater number of employees. In 2018, this training received a President’s Award in the CN Values category, indicating its importance for CN. In 2019, this training became mandatory for all employees in Canada. In 2018, CN was the first transportation company to obtain the bronze certification under the Progressive Aboriginal Relations program of the Canadian Council for Aboriginal Business (“CCAB”) and one of the first companies to become a Procurement Champion of the CCAB program. In 2018, the CN Law Department was recognized by Thomson Reuters as the recipient of an Innovation Award in the category of Diversity for all the initiatives in Indigenous Relations. For more details, please refer to our website at www.cn.ca/aboriginalvision. On February 24, 2021, our Board announced the creation of the CN Indigenous Advisory Council (“IAC”), an independent body comprised of Indigenous peoples from across the country. The IAC’s mandate is to provide advice to the Board and senior management on issues that either the Company or the IAC believe are relevant to our relationship with more than 200 Indigenous communities in which CN operates in Canada. Among the goals of the IAC is to reinforce diversity and inclusion through policies and procedures that reflect these principles, as well as fostering meaningful and long-lasting relationships between CN and Indigenous peoples. On November 21, 2021, the co-chairs of the IAC, Ms. Roberta Louise Jamieson, OC, Kanyen’kehà:ka, and the Hon. Murray Sinclair, C.C., M.S.M., Mizhana Geezhik, announced the successful conclusion of their first meeting and the IAC’s membership. The IAC comprises accomplished and respected representatives of Canada’s First Nations, Inuit and Métis communities, namely: • Mark Podlasly–Nlaka’pamux Nation, (British Columbia) • Dr. Marie Delorme–Métis (Alberta) • Leanne Bellegarde–Peepeekisis Cree Nation (Saskatchewan) • Phil Fontaine–Sagkeeng First Nation (Manitoba) • Stephen Augustine–Mi’kmaw Nation [Mi’kmaq Grand Council] (New Brunswick) • Denise Pothier–Mi’kmaw Nation (Nova Scotia) • Kateri Coade–Abegweit First Nation [Mi’kmaq] (Prince Edward Island) • Udlu (Udloriak) Hanson–Inuit (Nunavut) • Tabatha Bull–Nipissing First Nation (Ontario) • Ricky G.L. Fontaine – Uashat mak Mani-utenam Innu First Nation (Québec) The IAC now plans to meet four times a year. In January 2022, a request for proposals (RFP) for a research project was approved by the IAC. This country-wide survey will serve as an important baseline by which IAC progress can be measured, provide additional insight into Indigenous impressions of CN and allow the IAC to test potential recommendations for action. Community Engagement CN is fully integrated into the communities and societies we serve. Our reputation is our most valuable asset, and we continuously strive to be good neighbours. As such, we engage externally across a wide spectrum of initiatives and foster two-way communication with the members of our communities, which ensures respectful and beneficial exchanges. We also proactively work to maintain lines of communication between us and our community with respect to questions and concerns, and every year, we publish our CN in the Community Report which highlights CN’s presence in our communities. We measure our engagement in communities through Borealis, a stakeholder engagement software, and yearly reputational surveys. CN’s Public Affairs team plays an integral role in keeping CN connected to regional issues and ensuring we participate in impactful community partnership programs that align with local needs and create real benefits for our communities. The team’s main purpose is to support community initiatives by reaching out to people in hundreds of communities each year. As part of our year-round effort to save lives, the CN Police Service also continues to be active in communities across our network in order to promote safe behaviour around railroad infrastructure. CN Police Service activities include conducting enforcement initiatives with external agencies at locations prone to incidents and delivering safety presentations to high-risk groups such as youth and commercial drivers. We also regularly share information on crossing safety, corridor risk assessments and dangerous goods traffic with municipal officials and local emergency responders. In addition, to further enhance CN’s culture of stakeholder engagement and to facilitate ongoing consultations with diverse members of the agricultural industry, CN created the Agricultural Advisory Council. The Agricultural Advisory Council, whose members are rooted in communities along our network, is one of our main consultative bodies– it provides us with insight and advice, and serves as a forum to discuss policy issues that affect the agricultural industry and help improve CN’s ability to service this essential Canadian sector. For CN, giving back is not a slogan–it is our way of doing business. It is also a way of being, a spirit of caring that is shared by everyone at CN. To fuel our actions and those of our community partners, the CN Stronger Communities Fund is helping to build safer, stronger, more sustainable and prosperous communities. CN has created volunteer- driven community boards to guide our CN Stronger Communities Fund’s decisions and strengthen community partnerships. Through our community boards, CN is putting funding decisions into the hands of local community and business leaders who know their communities best. CN in Your Community Day, June 6 every year, is also an initiative (created on CN’s 100th birthday) to encourage employees to give back to their communities. We also commit to making a difference in the communities along our network in times of need. In the past year, CN has made considerable contributions to relief and humanitarian efforts to help communities in crisis, including to the Village of Lytton, B.C. and the Lytton First Nation in response to important fires in the region, and to the Ukrainian people and their family members in Canada and the U.S. affected by the war in Ukraine. 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CN | Management Information Circular 2022 42 Our Sustainability Commitments Delivering Responsibly is at the heart of how CN is building for a sustainable future. At CN, our vision is to be the safest and most carbon‑efficient, operationally effective, and customer‑centric railroad in North America. Five principles anchor our sustainability commitment: Environment Conduct our operations with minimal environmental impact, while providing cleaner, more sustainable transportation services to our customers. People Provide a safe, supportive and diverse work environment where our employees can grow to their full potential and be recognized for their contributions to our success. Safety Be the safest railroad in North America by establishing an uncompromising safety culture and implementing a management system designed to minimize risk and drive continuous improvement. Community Build safer, stronger communities by investing in community development, creating positive socioeconomic benefits and ensuring open lines of communication. Governance Continuously improve our culture of integrity and ethical business, building trust and confidence with all our stakeholders. Our Approach to Sustainability Our approach to sustainability disclosure aligns with international standards, including the United Nations Global Compact and Sustainable Development Goals (“SDGs”), the Global Reporting Initiative, the SASB, the World Bank Mobility Goals, the Greenhouse Gas Protocol, and the TCFD. Transparency regarding climate-related risks and opportunities is critical to maintaining the trust of our stakeholders and allows our investors to better understand the implications of climate change on our business. Our detailed reports can be found on CN’s website at www.cn.ca under Delivering Responsibly. Our approach to sustainability is also aligned with the United Nations Sustainable Development Goals (“UN SDGs”) and while we contribute directly and indirectly to each of the 17 UN SDGs, a detailed consideration of the indicators and metrics that comprise the UN SDGs’ framework has helped us to identify eight SDGs, on which we believe we can have the greatest impact and that align with our sustainability commitments of Delivering Responsibly. The selection of these SDGs is also based on the principles of materiality and stakeholder inclusiveness, to prioritize the topics that matter most to our business and our stakeholders. We recognize that our climate is changing, and that businesses must not merely adapt, but be part of the solution. As a mover of the economy, CN is committed to playing a key role in the transition to a lower-carbon economy. CN has been making a positive contribution in the fight against climate change by offering carbon-efficient transportation solutions to our customers. With approximately 85% of our GHG emissions generated from rail operations, we believe the best way to reduce our carbon footprint is by continuously improving our rail efficiency. Since 1993, we have reduced our rail locomotive GHG intensity by 43%, avoiding nearly 48 million tonnes of CO2e, and we remain the leader in the North American rail industry, consuming approximately 15% less locomotive fuel per gross ton mile than the industry average. The graph below illustrates the improvement of CN’s locomotive GHG emissions intensity since 1993: Decoupling growth from Carbon Emissions Locomotive GHG Intensity vs. Gross Ton Miles (GTMs) (Tonnes CO2 e/Million GTM vs. Traffi c Billion GTM) 20 16 12 8 4 0 500 400 300 200 100 0 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 Tonnes CO 2  e/Million GTM GTMs (Billions)  Locomotive Emission Intensity     Gross Ton Miles Since 1993: 43% Reduction in locomotive GHG intensity 48 million Tonnes of carbon avoided while continuing to grow in volume of freight we move We recognize that rail has a tremendous potential to reduce the environmental impact of transportation services and we are actively working with many of our customers to help them reduce their transportation supply chain GHG emissions, by leveraging rail for the long haul and trucking over shorter distances. Shipping heavy freight by rail can reduce carbon emissions by up to 75% when compared to trucks. The greater use of combined modes helps lower transportation costs by allowing each mode to be used for the portion of the trip to which it is best suited. It also helps reduce road traffic congestion, accidents and the burden on transportation infrastructure. Our strategy to further reduce our Scope 1 and 2 emissions will help the company to maintain its position as a key enabler of supply chain decarbonisation over the long-term. In turn, these activities will contribute to reducing the Scope 3 emissions of our customers. Climate Action Plan Report Climate Action Plan Report CN-37 Book - Circulaire 2022 - EN.indb 42 CN-37 Book - Circulaire 2022 - EN.indb 42 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 43 We support the TCFD’s recommendations, and in 2020 CN became the first North American railroad to formally support the framework, which promotes more effective climate-related financial disclosures. CN also released its second TCFD report, outlining four core elements for disclosing climate-related risks: Governance, Metrics and Targets, Strategy and Risk Management. Our approach under each of these elements is outlined below: Governance The Governance, Sustainability and Safety Committee of the Board has the highest level of responsibility for the Company’s environmental and sustainability disclosures including CN’s Climate Action Plan, as well as the monitoring of the Company’s progress against its set targets under such plan, and all related climate issues. The Audit, Finance and Risk Committee of the Board has the highest level of responsibility for risk management, including climate-related risks. CN’s Chief Operating Officer, and its Vice-President, Sustainability, who has direct overall responsibility for CN’s sustainability strategy, including the Climate Action Plan, provide executive oversight. Metrics and Targets (Long-Term Science-Based Targets) As we prepare for the future, we are committed to reduce emissions and improve our carbon intensity consistent with stabilizing global temperatures. In 2017, CN became the first railroad in North America to set an approved science-based target. To ensure consistency with the most recent climate science and best practices that apply a well below 2-degree scenario, and due to our acquisition of TransX, we worked with the Science-Based Target Initiative (“SBTi”) and resubmitted our target. In April 2021, the SBTi approved CN’s new commitment to reduce Scope 1 and 2 GHG emissions by 43% per million gross ton miles by 2030 from a 2019 base year, and to reduce Scope 3 GHG emissions from fuel- and energy-related activities by 40% per million gross ton miles by 2030 from a 2019 base year. Furthermore, in November 2021, we announced our commitment to setting a target in line with a 1.5°C scenario and to achieving net-zero carbon emissions by 2050. 12 10 8 6 4 2 0 19 20 Towards net zero 2030 Science-based Target Emissions trajectory in a well-below 2˚C Scenario (tonnes CO2 e/Million GTMs) 43% 2030 Target 7.4% 2020 Progress 2030 Target Strategy Reducing our Rail Carbon Footprint With approximately 85% of our GHG emissions generated from rail operations, we believe the best way to reduce our carbon footprint is by continuously improving our rail efficiency. As such, our target informs our low-carbon transition plan and business strategy. To achieve our science-based target to reduce our GHG emission intensity by 43% by 2030 based on 2019 levels, we are focused on five key strategic areas: Fleet Renewal: Cleaner, more fuel-efficient equipment enables us to decouple our business growth from GHG emissions. We continue to purchase more fuel-efficient locomotives and in 2020, we acquired 41 of the most fuel-efficient, high-horsepower locomotives available. Innovative Technology: We continue to explore and invest in innovative technologies. We equip our locomotives with energy management and data telemetry systems as well as distributed power functionality to help us maximize locomotive operating effectiveness and efficiency. These innovative technologies will allow us to continuously improve train handling, braking performance, and overall fuel efficiency, therefore improving our carbon efficiency in the years to come. Big Data: Through our locomotive telemetry systems, we collect large amounts of data to improve performance and fuel conservation. In addition, Horsepower Tonnage Analyzer uses the data from the systems to optimize a locomotive’s horsepower-to-tonnage ratio, further minimizing fuel consumption. Investments in information technology enable deeper analysis to continue to identify, through big data analytics, additional opportunities for fuel conservation that will present opportunities for us to further reduce our emissions in the coming years. Operating Practices: CN is moving from Precision Scheduled Railroading (PSR) to Digital Scheduled Railroading (DSR) with advanced information technologies and automation to further improve operations, safety and ease of doing business. Real-time information enables on-the-job training on practices that promote fuel conservation. Capitalizing on our locomotive telemetry systems and advanced data analytics will help us identify additional opportunities for fuel conservation operating practices in the coming years. Cleaner Fuels: Driven by regulatory requirements, the growth of the renewable fuel market presents an immediate opportunity to further reduce our emissions by using sustainable renewable fuel blends in our fleets. In the medium term, the proposed Canadian Federal Clean Fuel Standard and other existing renewable and clean fuel standards in jurisdictions where CN operates, will continue to present an important opportunity for us to further reduce our emissions. Furthermore, we are also actively working with our fuel suppliers and locomotive manufacturers and are focused on testing and exploring the greater use of sustainable renewable fuel blends, beyond regulated amounts, in our locomotives, to achieve our target. In November 2021 we announced a partnership with Progress Rail and Renewable Energy Group (REG) to test high-level renewable fuel blends including both biodiesel and renewable diesel in support of our sustainability goals. Trials and qualifications of up to 100% bio-based diesel fuel are underway and important steps in reducing GHG emissions from CN’s existing locomotive fleet. The program will allow CN and Progress Rail to better understand the long-term durability and operational impacts of renewable fuels on locomotives, especially in cold weather and plan needed modifications to fully leverage their usage over the next decade. Achieving our target is dependent in part on the continuing successful development and availability of innovative technologies and the availability of sufficient volumes of cost competitive sustainable renewable fuels in the years to come. The extent of our ability to fully deploy and implement new technologies, as well as to obtain and use sufficient volumes of sustainable renewable fuels will require collaboration between locomotive manufacturers and fuel producers. This ecosystem of collaboration is a key area of focus for CN. Climate Action Plan Report CN-37 Book - Circulaire 2022 - EN.indb 43 CN-37 Book - Circulaire 2022 - EN.indb 43 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 44 Reducing our Non-Rail Carbon Footprint Operating an efficient railroad extends to our non-rail operations, enabling further carbon reductions in our ground and vessel fleets, buildings and yards. The carbon footprint of our non-rail operations comprises approximately 17% of our total (Scope 1 and 2) GHG emissions. We continue to implement best practice initiatives, including new equipment and technologies, to further reduce energy consumption. Driving Ground Fleet Upgrades: Our non-rail ground fleet, comprising intermodal equipment, trucking, On Company Service (OCS) vehicles and CNTL and TransX trucks, makes up roughly 7% of our Scope 1 and 2 emissions. Over the past few years, we have been focused on improving the fuel efficiency of these fleets while also increasing our use of renewable fuels. We have also purchased electric vehicles in our OCS fleet, and recently announced a partnership with Lion Electric to pilot the use of electric trucks to further decarbonize our intermodal services. Our teams continue to be trained on fuel efficiency, from the use of aerodynamic components on trucks to innovative routing optimization initiatives. In 2020, we installed a new driver-centric fleet management system to improve hours of service management, enable a paperless workflow, and to drive further gains with respect to accident prevention and fuel efficiency. Retrofitting Yards and Buildings: Our $5-million annual CN EcoFund, combined with government and utility incentives and subsidies, has enabled us to secure the necessary funding to drive energy-efficient upgrades in our buildings and yards. We continue to invest in retrofits to boilers, air compressors, HVAC systems, and LED lighting, enabling us to improve our carbon efficiency and save costs. Since 2011, we achieved a 30% reduction in electricity consumption at key yards, avoiding more than 171,000 tonnes of carbon. Decarbonizing our Vessel Fleet: Our marine services extend beyond where track and trucks stop, offering marine shipping in regions like the Great Lakes. Our shipping fleets offer safe, and highly fuel-efficient fleet transportation services and are continually upgraded to meet strict emission requirements. Ship operators are also trained on fuel conservation practices, including strict speed protocols and operating parameters resulting in further carbon emission reductions. In 2019, we installed new skewered propeller blades on one of these vessels. These new blades reduce engine vibration, which will extend their life, and the fuel efficiency of the vessel, contributing to reduced carbon emissions from its operation. Overall, our marine emissions intensity in 2020 decreased vs. 2019 due to the layup of the two least fuel-efficient vessels during the economic downturn. Risk Management Climate change is integrated into our risk assessment processes, which consider both physical risks, including increased frequency of temperature extremes, flooding and sea level rise, fires, hurricanes, and tornadoes, as well as transition risks, including legal, policy and market impacts. The Audit, Finance and Risk Committee of the Board of Directors has the responsibility for monitoring our risk management and internal controls approach, which includes climate related risks. Specifically, the Audit, Finance and Risk Committee reviews risk management policies and provides oversight of our compliance with applicable legal and regulatory requirements. Having oversight for climate-related risks is an important responsibility for the Audit, Finance and Risk Committee ensuring that appropriate risk management processes are in place across the organization, including the risk oversight and risk management policies under the ERM. In 2021, the Audit, Finance and Risk Committee reviewed the results of our ERM and made the decision to approve the identification of the Company’s net risks, which included the identification of climate change physical risks. Specifically, they approved our climate risk mitigation controls and initiatives to integrate climate risk management activities into the business plan. Please refer to our TCFD report, which is available on our website, for additional information. The Future: Looking Ahead to 2030 and Beyond As we look to 2030 and beyond, decarbonizing rail transportation will continue to require innovative fuel-efficient technologies, the greater use of cleaner sustainable fuels, and designing innovative low emission supply chain solutions through investments and collaboration. CN recognizes the need for new locomotive propulsion technology to meet the deep decarbonisation required to achieve a net zero emissions by 2050. We also recognize the importance of collaborating with governments, supply chain partners, universities, cleantech, fuel producers and locomotive/engine manufacturers in achieving an effective transition to a lower carbon future. Our position in the supply chain will enable us to lead a step change towards decarbonising North America’s freight sector, by leveraging and stimulating progress in the development of low-carbon fuels and technologies. Discussions on the prospects of rail electrification and hydrogen power trains are already underway. Through the Railway Association of Canada, we have been actively working with the Government of Canada since 1995 to address the impacts of rail activities on the environment, through a Memorandum of Understanding (“MOU”). The 2018 – 2022 MOU supports the Government of Canada’s commitments under the Pan- Canadian Framework on Clean Growth and Climate Change, and its vision for green and innovative transportation. It includes the development of a comprehensive pathway for aligning government and industry efforts to reduce emissions produced by the railway sector, identifying opportunities to advance clean technology, clean fuels, and innovation in the sector through research, policy or programs. In 2021, we announced the purchase of a Wabtec’s FLXdrive battery- electric freight locomotive, the first 100% battery heavy-haul locomotive in support of our ambitious long-term goals. The anticipated efficiencies and emission reductions from this technology will be significant, reducing locomotive fuel consumption and emissions by up to 30%, and will help open the door to new alternatives beyond the diesel-powered locomotives used today. In addition, CN has partnered with Progress Rail, a Caterpillar company, and the Renewable Energy Group (REG) to test high-level renewable fuel blends including both biodiesel and renewable diesel. This new technology and the greater use of renewable fuels are key components in achieving an effective transition to a lower-carbon future. Rail shipping as an environmental, efficient, and cost-effective mode of transport is especially compelling as we move towards a clean economy and bring cleaner, more environmentally sustainable products to the marketplace. Shareholders should refer to our website, at www.cn.ca under Delivering Responsibly for more information on our CDP and TCFD disclosures and our GHG Emissions Assurance Statement. Climate Action Plan Report CN-37 Book - Circulaire 2022 - EN.indb 44 CN-37 Book - Circulaire 2022 - EN.indb 44 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 45 Dear Shareholder: (1) Adjusted diluted earnings per share is a non-GAAP measure and does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. For an explanation of adjusted diluted earnings per share, an explanation of how this non-GAAP financial measure provides useful information to investors and the additional purposes for which management uses this non-GAAP financial measure, as well as a reconciliation to the most directly comparable GAAP measure, see the section entitled “Adjusted performance measures” in the MD&A, which is incorporated by reference herein. The MD&A may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the “Investors” section (2) Operating ratio is defined as operating expenses as a percentage of revenues On behalf of CN’s Human Resources and Compensation Committee the (“Committee”) and the Board, we welcome this opportunity to share our approach to executive compensation. Once again, in April 2021, the Company’s annual “Say on Pay” advisory vote received strong support, with 97.7% of shareholders’ votes in favour of CN’s disciplined approach to executive compensation. This represents the sixth consecutive year where CN received the highest result in favour of the “Say-on-Pay” vote among publicly traded Class I railroads. CN remains committed to transparency by providing clear and comprehensive disclosure information to its shareholders. In October 2021, after more than 25 years of dedicated service with CN, Mr. Jean-Jacques Ruest announced his retirement from his position as President and Chief Executive Officer (CEO) and as a member of the Board, positions he has held since 2018. The Committee and Board are grateful for Mr. Ruest’s leadership and exemplary commitment to railroading. We would like to congratulate him and wish him all the best in his well-earned retirement. On January 25, 2022, following an international search to identify an exceptional leader to take CN forward, the Board appointed Tracy Robinson as CN’s President and Chief Executive Officer, effective February 28, 2022. Following a robust process, Ms. Robinson was identified as the right leader to drive sustainable growth, continued operational improvement, technological advancement and increased shareholder value, and to retain and attract a world-class workforce. Ms. Robinson previously held a variety of executive positions at TC Energy, most recently Executive Vice-President of TC Energy, President of Canadian Natural Gas Pipelines and President Coastal GasLink. Prior to joining TC Energy, Ms. Robinson spent 27 years at Canadian Pacific, including executive roles spanning Operations, Finance and Commercial. Ms. Robinson is a well-respected and seasoned executive who brings more than 35 years of operational management, strategy development, and project execution experience to drive growth and profitability to CN. Mr. Ruest remained at CN in an advisory role until March 31, 2022 to ensure a seamless transition. 2021 Overview CN showed strong financial and operating results in 2021, delivering C$658 million of revenue growth and C$839 million of operating income growth compared to last year, as well as a 38% increase in diluted earnings per share (EPS) and a 12% increase in adjusted diluted EPS (1). For the fourth quarter of 2021, CN delivered solid operating and financial performance across the board, with its operating ratio (2) improving to 58.3% and its adjusted operating ratio,(2) improving to a fourth quarter record of 57.9%. These strong results in 2021 were achieved despite the negative impacts of extreme weather, severe wildfires and flooding on CN’s busy Western Canadian mainline corridor, and ongoing global supply chain issues due in large part to the global pandemic. CN successfully managed through these challenges in 2021, while never losing sight of the Company’s longer-term goals and priorities. CN’s previous strategic investments in the resiliency of its network enabled the Company to continue delivering high-quality service to customers while generating profitable growth and enhancing returns to shareholders. CN understands the importance of a well-defined strategy to guide its decision-making, especially in these rapidly changing times. The Company is demonstrating the foresight, agility and resilience necessary to continue to create value for all its stakeholders by redefining railroading for the 21st century. CN’s business strategy is anchored on the Company’s vision of Powering Sustainable Growth for its customers, people and communities. In September 2021, details of CN’s plan to improve operational performance and productivity, building upon its January 2021 strategic plan, were announced. CN’s strategic plan reinforces CN’s commitment to delivering long-term sustainable value creation. CN’s performance in the fourth quarter of 2021 demonstrated solid progress towards the strategic plan. Moreover, CN created value to its shareholders in 2021 by repurchasing 10.3 million of its common shares, returning C$1.6 billion as part of its share repurchase plan. Delivering Responsibly is at the heart of how CN is building for a sustainable future. CN is committed to implementing new environmental, social and governance initiatives that reflect best-in-class practices and reinforce its status as a leader among North American Class I railroads and across the entire transportation sector. In 2021, CN raised the level of its ambition and announced expanded ESG short-term and long-term targets to increase accountability for its ESG priorities and results. The achievement of fuel efficiency, employee engagement and customer centricity targets has been incorporated into incentive compensation at the executive and senior management levels in 2021 (see pages 55 to 57 for more details). As evidence of CN’s sustainability leadership, in 2021, CN was listed on the Dow Jones Sustainability World Index for the 10th consecutive year and was one of only three Canadian companies listed on CDP’s global Climate A List recognizing its actions to cut emissions, mitigate climate risks and develop the low-carbon economy. CN has an uncompromising commitment to the health and safety of its employees, its customers, and the communities and ecosystems in which it operates. CN continues to train its people, build its infrastructure, and renew its technology toward its goal of being the safest railroad in North America. CN is enhancing its strong safety culture with its successful Looking Out for Each Other peer-to-peer engagement program, which urges team members to work together, be vigilant about safety and to speak up if they spot an unsafe situation, as well as ensuring strict adherence to Life Critical Rules, which address the day-to-day activities that have the potential to cause serious harm or loss of life. CN also adheres to the highest standards of corporate governance. The Board renewed its governance practices in 2021, implementing best-in-class practices with respect to board size, gender equity and diversity, and director tenure. In December 2021, CN earned a #1 position in the Globe and Mail’s comprehensive 2021 ranking of Canada’s corporate boards. Statement of Executive Compensation Statement of Executive Compensation CN-37 Book - Circulaire 2022 - EN.indb 45 CN-37 Book - Circulaire 2022 - EN.indb 45 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 46 Disciplined Approach to Compensation CN’s approach to executive compensation continues to be driven by its goal to incentivize executives to create and deliver sustainable returns to shareholders. CN exercises a disciplined approach by ensuring short- and long-term incentive plans are structured to align realized pay with shareholder returns using various key performance measures, reinforced by the increased use of Relative Total Shareholder Return (“Relative TSR”) as one of the performance measures applicable to Performance Share Units (“PSU”). In addition, its executive compensation policy supports the attraction and retention of the best executive talent. Long-term growth and value creation remain central to CN’s pay strategy and targets are set to ensure that its compensation policy does not encourage undue risk-taking on the part of the Company’s executives. CN’s executive compensation program also incentivizes management focus on safe and reliable operations, customer focus, employee engagement and environmental objectives. CN’s disciplined approach to compensation continues to ensure sound and performance-driven compensation, which is reviewed annually by the Committee. The Committee also independently retains the services of Hugessen Consulting, Inc. (“Hugessen”) to provide advice on compensation recommendations that are presented for Committee approval. Compensation Decisions in 2021 The compensation of our Named Executive Officers (“NEOs”) is paid in U.S. dollars to provide a more precise, meaningful and stable comparison with the U.S. dollar-denominated compensation of incumbents in equivalent positions within the comparator group. The Committee believes the Company’s comparator group and the U.S. dollar-denominated approach to compensation for the NEOs are appropriate and, combined with an overall disciplined approach, provide a competitive total compensation package. Base Salary CN’s policy for base salaries and target bonuses continues to be at the median of the comparator group. The Committee closely monitors the compensation paid to all executives to ensure it supports a market- competitive compensation envelope. (1) P er 200,000 person hours, based on Federal Railroad Administration (FRA) reporting criteria. (2) Per million train miles, based on FRA reporting criteria. Annual Incentive Bonus Plan (“AIBP”) To further align the AIBP with the long-term strategic vision of the Company and its ESG priorities as well as to support employee engagement on safety and strategic initiatives, the 2021 AIBP for executives and senior management employees was 100% based on Company performance against pre-set goals for three corporate components: financial, safety and strategic. Updates to achieve better alignment made in 2021 include: • The individual component for executives and senior management employees was replaced with a corporate strategic component consisting of three quantitative strategic measures (fuel efficiency, employee engagement and customer centricity) to further support CN’s long-term vision and strategic plan. • The corporate safety component was extended to all management employees to further incentivize the prevention of accidents and injuries, including serious accidents and fatalities. • The financial performance condition pro-ration impact on the corporate safety component and the corporate strategic component was removed to further incentivize employee engagement on safety and strategic initiatives. The 2021 AIBP targets remained unchanged at 140% of base salary for the President and CEO, and at 80% of base salary for the other NEOs. The corporate financial component, which accounted for 70% of the annual incentive paid to NEOs measures and rewards against challenging pre-set targets for revenue, adjusted operating income and free cash flow. After a payout of 19.92% of target in 2020 on the corporate financial component for NEOs, the Board approved a payout at 169% of target for 2021, reflecting significant improvement in operating results. The corporate safety component, which accounts for 10% of the annual incentive, is linked to the Company’s safety performance and determined on the basis of Board approved targets for injuries and accidents. In 2021, CN’s year-over-year injury frequency rate (1) improved and target was exceeded, leading to a maximum payout opportunity for this metric, while the Company’s performance on the accident rate (2) did not meet the required threshold for this metric. As a result, the Board confirmed a payout of 100% of target for NEOs for the corporate safety component. Finally, the corporate strategic component, which accounted for 20% of the annual incentive, consisted of three quantitative measures: fuel efficiency, employee engagement and customer centricity. For 2021, the fuel efficiency results were above target, the customer centricity measures resulted in the maximum payout opportunity, and the results of the employee engagement measure did not achieve the required threshold. As a result, the Board confirmed a payout of 113.33% of target for NEOs for the corporate strategic component. Combining the three components of the AIPB (financial, safety and strategic), the overall payout for the 2021 AIBP was 151% of target for NEOs, which reflects an improvement in operational success relative to the two prior years (which had AIBP scores below target), further confirming that CN’s incentive programs are aligned with a rigorous performance framework. Statement of Executive Compensation CN-37 Book - Circulaire 2022 - EN.indb 46 CN-37 Book - Circulaire 2022 - EN.indb 46 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 47 Long-Term Incentive Program No changes were made to the Long-Term Incentive (“LTI”) plan in 2021, following changes made in 2020 to align performance factors with shareholders’ return and interest by increasing the Relative TSR weighting in PSUs to 40% and extending the vesting period for stock options from four to five years. New President and Chief Executive Officer Compensation Ms. Robinson’s annual target compensation was set within the current executive compensation framework, taking into account competitive positioning and executive experience. For 2022, Ms. Robinson’s base salary was set at U.S.$900,000, with a target annual bonus of 140% of base salary under the AIBP and a Performance Share Unit grant and Stock Option grant worth a cumulative U.S.$7,040,000. The target total direct compensation of U.S.$9,200,000 was set at the same level as Mr. Ruest’s target compensation for 2021, and is positioned, as per historical practice at CN for the President and CEO role, below the median of the Class I Railroad comparator group. Ms. Robinson will be subject to a share ownership guideline of eight times base salary, to be achieved by the fifth anniversary of her start date. A special make-whole award of C$1,675,000 was provided to Ms. Robinson in order to mitigate the forfeiture of compensation she incurred by leaving TC Energy. The make-whole award was determined based on a review of her outstanding incentive compensation awards that were forfeited upon her accepting the role with CN, both in terms of form and timing. The special award includes a combination of cash (C$500,000), standard CN Performance Share Units (C$1,050,000) and 5-year term CN Stock Options with 2-year vesting (C$125,000). This combination is intended to provide an equivalent replacement for her forfeited compensation, while also providing retentive value. Additionally, CN has provided Ms. Robinson with certain severance and termination provisions deemed to be appropriate in the circumstances surrounding her recruitment as President and CEO. These include 1) a severance amount in the event of an involuntary termination equal to two times annual base salary plus two times target annual bonus under the AIBP and 2) continuation of 2022 long-term incentive and special make-whole equity awards in the event of an involuntary termination prior to January 31, 2023. Compensation Risk Mitigation CN’s compensation plans are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. In 2021, Willis Towers Watson conducted its annual review of CN’s compensation practices and confirmed that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. At its December 2021 meeting, the Committee reviewed Willis Towers Watson’s risk assessment report and endorsed its conclusions. In its own assessment, the Committee determined that proper risk mitigation features are in place within the Company’s compensation programs. Conclusion The Committee and the Board believe that compensation outcomes are appropriate and aligned with CN’s approach to executive compensation and value creation for our shareholders. The Committee remains fully engaged in ensuring that CN’s executive compensation continues to be anchored on a disciplined approach, linked to performance, and on being market competitive. The Chair and other members of the Committee will be attending the Meeting to answer questions about CN’s executive compensation. The Committee believes its approach to executive compensation supports the execution of the Company’s strategic plan, and it remains committed to a compensation plan aligned with the long-term interests of shareholders. Robert Pace Chair of the Board of Directors The Honorable Kevin G. Lynch Chair of the Human Resources and Compensation Committee Statement of Executive Compensation CN-37 Book - Circulaire 2022 - EN.indb 47 CN-37 Book - Circulaire 2022 - EN.indb 47 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 48 Human Resources and Compensation Committee Composition of the Human Resources and Compensation Committee The Committee is composed of six independent members. All members have a thorough understanding of compensation policies and principles related to executive compensation and have experience in human resources and compensation matters. Furthermore, they are also members of other committees of the Board and this overlap provides a strong link with the Committee’s risk oversight responsibilities. The following is a description of the education, skills and experience of each member of the Committee, as at the date of this Information Circular, that are relevant to the performance of his/her responsibilities as a member of the Committee, including skills and experience enabling the Committee to make decisions on the suitability of the compensation policies and practices of the Company: • Dr. Lynch, Chair of the Committee, held various senior positions in the Government of Canada, including Clerk of the Privy Council, Secretary to the Cabinet and Head of the Public Service of Canada where he was responsible for the overall management of 263,000 employees in 80 departments and agencies of the Canadian government. Dr. Lynch was a member of the Leadership Council of the Bank of Montreal and, until 2020, Chair of the board of directors of SNC‑Lavalin Group Inc. He was Chair of the Governance, Sustainability and Safety Committee and a member of the Human Resources Committee of Empire Company Limited (Sobeys) until 2017. • Ms. Bruder is a retired Executive Vice-President, Operations at RBC where she was responsible for operations related to all personal and business clients in Canada delivered through more than 8,000 employees. In her corporate and board roles she gained extensive experience overseeing human resources matters, including compensation design, performance management and talent/succession planning. • Ms. Gray is Director, External Affairs & Government Relations, North America, LG Energy Solutions Michigan Inc., U.S. She oversees the North American subsidiary of South Korean LG Energy Solution, one of the world’s largest lithium-ion battery manufacturers. She has extensive experience as an executive, including experience in overseeing a large number of employees, performance management and human resources matters. • Mr. Howell is a senior investment manager with Cascade Asset Management Co. and was previously an investment banker and a lawyer. Mr. Howell is Chair of the Nomination and Compensation Committee and a member of the board of directors of Sika AG, a multinational specialty chemical company listed on the SIX Swiss Exchange and headquartered in Baar, Switzerland. As a corporate director, he gained experience overseeing human resources matters, including compensation design, performance management and talent/succession planning. • Mr. Pace is President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate development and environmental services). He has extensive business experience as well as experience in the government sector and as a public company director and chairman, including experience overseeing human resources matters such as compensation design, performance management and talent/succession planning. He is Chair of the board of directors of High Liner Foods Incorporated since 2019 (director since 1998) and the chairman of Maritime Broadcasting System. • Mr. Phillips served as President and Chief Executive Officer of various companies, including Dreco Energy Services, Ltd., PTI Group, Inc., and British Columbia Railway Corporation where he gained in-depth exposure to human resources and compensation matters. He currently serves on the Human Resources and Compensation Committee of Canadian Western Bank and will be retiring from this role effective April 7, 2022. He also currently serves on the Human Resources and Compensation Committee of West Fraser Timber Co. Ltd. Mr. Phillips was inducted as a fellow of the Institute of Corporate Directors in June 2017. The following table summarizes the human resources and compensation- related experience of the Committee members: AREA OF EXPERIENCE NUMBER OF COMMITTEE MEMBERS WITH VERY STRONG OR STRONG EXPERIENCE Membership on HR committees 6/6 100% Organizational exposure to the HR function 6/6 100% Leadership and succession planning, talent development 6/6 100% Approval of employment contracts 6/6 100% Development/oversight of incentive programs 4/6 67% Oversight of stress-testing of incentive programs vs. business/operating performance 5/6 83% Pension plan administration/oversight 3/6 50% Interpretation and application of regulatory requirements related to compensation policies and practices 4/6 67% Engagement with investors and investor representatives on compensation issues 5/6 83% Oversight of financial analysis related to compensation policies and practices 5/6 83% Exposure to market analysis related to compensation policies and practices 4/6 67% Drafting or review of contracts and other legal materials related to compensation policies and practices 4/6 67% Oversight of labour matters 3/6 50% Statement of Executive Compensation CN-37 Book - Circulaire 2022 - EN.indb 48 CN-37 Book - Circulaire 2022 - EN.indb 48 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 49 Mandate of the Human Resources and Compensation Committee The responsibilities of the Committee include: • Ensuring appropriate mechanisms are in place regarding succession planning for executive management positions, including the President and Chief Executive Officer; • Overseeing the process for the selection of executive officers, recommending their appointment, and approving the terms and conditions of appointment and termination or retirement of the President and Chief Executive Officer and other executive officers; • Reviewing corporate goals and objectives relevant to the President and Chief Executive Officer and other executive officers, their development, and their performance based on those goals and other factors, and recommending to the Board their compensation based on this evaluation; • Identifying risks associated with CN’s compensation policies and practices and assessing whether they provide an appropriate balance of risk and reward in relation to the Company’s overall strategic direction, and reviewing disclosure on: (i) the role of the Committee in that respect, (ii) any practices that CN uses to identify and mitigate such risks, and, (iii) any identified risk arising from CN’s compensation policies and practices that is reasonably likely to have a material adverse effect on CN; • Examining all elements of executive remuneration and reporting annually on compensation practices, including by overseeing the selection of any benchmark group used in determining compensation or any element of compensation, and reviewing disclosure on such group; • Overseeing outside advisors, including compensation consultants, independent legal counsel or other independent advisors, hired to assist in the performance of its functions and responsibilities; • Evaluating the independence of outside advisors in accordance with applicable Canadian and U.S. corporate governance standards, or other applicable laws, rules or regulations; • Reviewing human resources practices and policies by ensuring, among other things, that appropriate human resources systems are in place to allow the Company to attract, motivate and retain the quality and diversity of personnel required to meet its business objectives; • Ensuring regular employee engagement surveys and monitoring the results of the surveys and their implications for effective talent management at CN; and • Monitoring on a regular basis CN’s union relations, CN’s labour relations strategy and its consistency with CN’s strategic direction. The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca, under Delivering Responsibly/ Governance. Finally, the Committee met six (6) times in 2021 and held in camera sessions during each meeting. Talent Management, Diversity and Succession Planning Talent management, leadership development, succession planning, diversity, equity and inclusion (DE&I), and employee engagement are priorities for the Board and the Committee. An integrated talent framework, focusing on the identification, assessment, and development of leaders, is used to ensure the Company has an appropriate pipeline of potential diverse successors at the executive and management levels. CN prepares talent for broader and more complex roles by customizing development plans to individual, business and leadership needs as well as providing meaningful cross-functional experiences, where applicable. As required, the Company also addresses talent gaps and acquires critical skills through external hiring. On a regular basis, the Committee reviews updates on the talent management, diversity and leadership development of each function. Throughout the year, the Committee also conducts in-depth executive analysis focused on the strength, gaps and diversity of succession pools for key leadership roles across CN. The Company integrates a more precise development approach for key talent to prepare them for broader and more complex roles in an expedited manner while also developing agility and critical leadership capabilities. CN regularly hones its career development program to provide targeted training and practical work experience that reinforces the development of talent. A complete review of the contingency as well as short-, medium- and long-term succession plans for the executive team is conducted annually, and specific customized plans to address identified gaps are developed and implemented. Regarding CN’s long-term strategic plan, aligning leadership and capability development are key to its successful implementation. Aligning the compensation programs with the Company’s strategic goals are a key component linking shareholder returns with management’s performance. CN has created the position of Director Diversity, Equity and Inclusion, providing a more focused and disciplined approach to delivering on CN’s DE&I strategy. The Committee is satisfied the proper talent management and succession planning strategies are in place to ensure the Company’s ongoing success. Independent Advice The Committee retains the services of executive compensation consultants to provide advice on compensation recommendations that are presented for Committee approval. Since October 2007, the Committee retains the services of Hugessen for that purpose. The Committee mandated Hugessen to review and provide advice directly to the Committee on executive compensation recommendations and related questions. The fees invoiced by Hugessen in 2021 totalled approximately C$265,500. Services performed by Hugessen were compensation-related services provided directly to the Committee. The Committee also reviewed the independence of Hugessen and evaluated its performance for 2021. The Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. Hugessen also meets the independence requirements of the NYSE Listing Standards and confirmed that, on an annualized basis, the amount of fees received by the firm from CN represents less than 5% of Hugessen’s total fees. Since 2007, the Board has adopted a policy to the effect that the Chair of the Committee must pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform executive compensation-related services. Pursuant to an understanding between the Committee and Hugessen, the latter has agreed not to perform any work for management. Executive Compensation – Related Fees SERVICES RENDERED IN 2021 (C$) SERVICES RENDERED IN 2020 (C$) EXECUTIVE COMPENSATION – RELATED FEES ALL OTHER FEES EXECUTIVE COMPENSATION – RELATED FEES ALL OTHER FEES Hugessen 265,500 0 103,100 0 Statement of Executive Compensation CN-37 Book - Circulaire 2022 - EN.indb 49 CN-37 Book - Circulaire 2022 - EN.indb 49 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 50 Compensation Discussion and Analysis Executive Summary Named Executive Officers This Compensation Discussion and Analysis (“CD&A”) section covers executive compensation for the year ended December 31, 2021, and focuses on the following Named Executive Officers who appear in the compensation tables: Jean-Jacques Ruest President and Chief Executive Officer Ghislain Houle Executive Vice-President and Chief Financial Officer (“CFO”) Robert Reilly Executive Vice-President and Chief Operating Officer (“COO”) Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer (“CLO”) Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer (“CITO”) Compensation Framework The Company follows a comprehensive executive compensation program for NEOs that includes: (i) base salary; (ii) annual incentive bonus; (iii) long-term incentives; (iv) retirement benefits; and (v) executive perquisites. The first three elements define total direct compensation. The objective of CN’s compensation program is to attract, retain and engage top talent by ensuring there is a clear link between the Company’s long-term strategy, its business plan and executive rewards. Decisions on how much to pay the NEOs and all other executives in terms of total direct compensation are based on the Company’s executive compensation policy. The policy aims to position target total direct compensation between the median and the 60th percentile of the executives’ respective comparator groups. For the President and CEO, and the other NEOs, the comparator group consists of select Class I railroads (Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited). For all other executives, the comparator group is comprised of a broad sample of U.S. industrial organizations with revenues between U.S.$6 billion and U.S.$15 billion that participate in Willis Towers Watson’s proprietary database. CN generated revenues of C$14.5 billion in 2021. For executives in group or division level positions, a complete sample of the U.S. industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executives. More information on the comparator groups can be found on page 53. In December 2021, as part of the annual compensation review process, Willis Towers Watson provided an assessment of how total direct compensation offered to all executives during the year compared against that of the respective comparator groups. Willis Towers Watson reported the overall aggregate positioning of the total direct compensation of executives is aligned with the comparator group of CN. In January 2022, a vertical pay ratio analysis was conducted and presented to the Committee, for the purpose of its review of 2022 compensation recommendations. The vertical pay ratio analysis consists of comparing the total direct compensation of each NEO to the median annual total direct compensation for all CN employees. This analysis provides additional context when the Committee reviews the compensation programs of the Company. Decision Process The compensation of the NEOs, other than that of the President and CEO, is recommended by the President and CEO and reviewed and recommended by the Committee for approval by the Board. The compensation of the President and CEO is recommended by the Committee and approved by the independent members of the Board. The President and CEO serves at the discretion of the Board. Neither the President and CEO nor the other NEOs have employment contracts. 2021 Base Salary The base salaries of the President and CEO and the other NEOs are paid in U.S. dollars to provide a more precise, meaningful and stable comparison with U.S. denominated salaries in equivalent positions within the comparator group. As part of the annual compensation review of the NEOs, base salaries were set with reference to the median of the applicable comparator group. Salary increases reflect market competitiveness, leadership abilities, retention considerations and succession plans. For more information on base salaries, please refer to page 54. 2021 Annual Incentive Bonus Plan (AIBP) Results In 2021, changes were made to the AIBP to further align the plan with the long-term strategic vision of the Company as well as environmental, social and governance practices. The changes included (i) replacing the individual component for executives and senior management employees by a corporate strategic component consisting of three quantitative strategic measures (fuel efficiency, employee engagement and customer centricity); (ii) extending the corporate safety component to all management employees; and (iii) discontinuing the downward adjustment to the corporate safety component and the corporate strategic component should the corporate financial component be below 100% in order to support employee engagement on safety and strategic initiatives. As a result, 100% of the AIBP for executives and senior management employees was based on Company performance against pre-set goals in the respective performance components. The corporate financial component accounted for 70% of the annual incentive bonus of all management employees. 2021 was a challenging year with the negative impacts of severe wildfires and unprecedented flooding and washouts in Western Canada, yet CN successfully managed to demonstrate strong performance across nearly all key metrics. Consequently, the Company exceeded its pre-set financial performance objectives for 2021, resulting in a corporate financial bonus payout of 169% of target for NEOs. The table showing the 2021 Corporate Financial performance objectives, as approved by the Board in January 2021, and the 2021 results can be found on page 56. The corporate safety component, which accounted for 10% of the annual incentive, is linked to the Company’s safety performance and determined on the basis of Board approved targets for injuries and accidents. In 2021, CN’s year-over-year injury frequency rate improved and target was exceeded, leading to a maximum payout opportunity for this metric, while the Company’s performance on the accident rate did not meet the required threshold for this metric. As a result, the Board confirmed a payout of 100% of target for NEOs for the corporate safety component. The table showing the 2021 Corporate Safety performance objectives, as approved by the Board in January 2021, and the 2021 results can be found on page 56. The remaining 20% of the annual incentive bonus was based on corporate strategic performance which was introduced in 2021 and consists of three quantitative strategic measures: fuel efficiency, employee engagement, and customer centricity. For 2021, the fuel efficiency results were above target, the customer centricity measures resulted in the maximum payout opportunity, and the results of the employee engagement measure did not achieve the required threshold. As a result, the Board confirmed a payout of 113.33% of target for NEOs Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 50 CN-37 Book - Circulaire 2022 - EN.indb 50 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 51 for the corporate strategic component. The table showing the 2021 corporate strategic performance objectives, as approved by the Board in January 2021, and the 2021 results can be found on page 57. The corporate financial, safety and strategic bonus factors served as the basis for calculating the annual incentive bonus payouts set out in the Summary Compensation Table on page 67. The overall bonus payouts for the NEOs were approximately 151% of the target bonus in 2021. The individual performance of the NEOs continues to be monitored throughout the year even though their individual performance is no longer a factor in the determination of their AIBP. 2021 Long-Term Incentives (LTI) In determining the appropriate fair value of LTIs granted to NEOs, the Committee considered external market data, and other factors such as individual performance, retention risk and succession plans, as well as the Company’s compensation policy. The fair value of LTI grants for NEOs is determined with reference to the 60th percentile of the applicable comparator group. To align with mid- and long-term business performance and shareholder value creation, LTIs consist of a combination of performance share units (PSUs) and stock options, respectively weighing 55% and 45% of the LTI fair value granted (1). The payout of PSUs granted in 2021 to NEOs is subject to two distinct performance measures. Sixty percent (60%) of the PSUs awarded are subject to the achievement of targets related to CN’s average Return on Invested Capital (PSU-ROIC) for the period ending on December 31, 2023 and to the attainment of a minimum average closing share price established at the beginning of the cycle. The remaining 40% are subject to CN’s relative total shareholder return (PSU-TSR) measured against two comparator groups: (i) selected Class I railroads (2) and (ii) S&P/ TSX 60 companies, in each case for the 20-day average ending on December 31, 2023. The stock options granted in 2021 are conventional and vest over five years at a rate of 20% at each anniversary date. Stock options have a 10-year term. The table summarizing the performance objectives and payout condition of the 2021 PSU award can be found on page 58. 2019 Performance Share Units Award Payout The Committee reviewed the vesting of the 2019 PSU award against the performance targets for each measure: ROIC PSUs and Relative TSR PSUs. ROIC PSUs: The Company achieved a three-year average PSU-ROIC to December 31, 2021 of 14.16%. In accordance with the plan rules and considering the achievement of the minimum average closing share price condition, a performance vesting factor of 82.8% (out of a maximum of 200%) was applied for the ROIC PSUs awarded in 2019. Relative TSR PSUs: The Company delivered a TSR of 62.64% (3) over the period from January 1, 2019 to December 31, 2021, resulting in an overall performance vesting factor of 71.6% (out of a maximum of 200%), reflecting the weighted average performance vesting factor of both measures (0% for Class I railways and 143.1% for S&P/TSX 60). PSUs were settled on February 28, 2022 in CN common shares purchased on the open market to encourage share ownership among participants, subject to compliance with the other conditions of the award agreements. The table illustrating the 2019 PSU performance objectives and results can be found on page 59. (1) The weighting of the 2021 long-term incentive grant value for the President and CEO was different (68% PSUs and 32% stock options) to reflect stock option distribution requirements which limit the number of stock options, as per the Management Long-Term Incentive Plan (“MLTIP”) that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. (2) The Class I railways comparator group consists of Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited. (3) Relative TSR performance is calculated using the CNR 20-day share price average immediately prior to January 1, 2019 (including dividend reinvestment) and the CNR 20-day share price average for the period ending on December 31, 2021 (including dividend reinvestment). The same calculation is used for each company part of the comparator groups. Non-Compete, Non-Solicitation and Non-Disclosure The railroad industry operates in a highly competitive market. In recent years, the Company has continued in its efforts to protect its interests and its confidential information. Accordingly, the Company’s LTI award agreements, as well as its non-registered retirement plans, contain non- compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants. Payouts under the LTI plans or the non-registered retirement plans are conditional upon current or former employees continuing to comply with these restrictive commitments for a period of two years following their termination of employment or retirement from the Company. Further details related to CN’s non- compete and non-solicitation provisions are available on page 61. Risk Mitigation in Our Compensation Program The Company has a formalized compensation policy to guide compensation program design and decisions. Many of the characteristics inherent to the Company’s executive compensation program encourage the appropriate behaviours, thus mitigating risks and aligning long-term results with shareholder interests. The following are examples of such characteristics: • Appropriate balance between fixed and variable pay, as well as short- and long-term incentives; • Multiple performance measures to be met or exceeded in the AIBP; • Inclusion of a safety component in the AIBP; • Inclusion of a strategic component in the AIBP, composed of ESG metrics; • Capped incentive payout opportunities with no minimum guaranteed payout; • The higher weighting on Relative TSR in the PSUs since 2020 strengthen alignment between executive pay and shareholders return; • Cannot engage in hedging activity or in any form of transactions in publicly-traded options on CN Securities; • Executive compensation clawback policy is in place and was amended in 2017 to allow the clawback of bonus or incentive-based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement; • Stock ownership guidelines apply to executives and senior management employees, including post-employment constraints for the President and CEO; and • The Committee retains the services of an independent executive compensation consultant. A complete list and description of these risk-mitigating features is available on pages 61 and 62. In December 2021, following an annual review of the Company’s compensation policy, programs and practices, Willis Towers Watson concluded again this year that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee supports the conclusions of the risk assessment report from Willis Towers Watson and, in its own assessment, determined that proper risk mitigation features are in place within the Company’s compensation program. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 51 CN-37 Book - Circulaire 2022 - EN.indb 51 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 52 Executive Compensation Policy Objectives The Company’s executive compensation policy and programs are designed to ensure that there is a clear link between the Company’s long-term strategy, its business plan and executive rewards, thus encouraging appropriate behaviour. Executive incentive compensation is, as a result, tied to key corporate objectives that play a critical role in driving the organization’s short- and long-term profitability and return to shareholders. The executive compensation program is also designed to be competitive in order to attract, retain and motivate outstanding executive talent while providing for appropriate risk control features. Total Cash Compensation Total Direct Compensation Executive Compensation Total Indirect Compensation Pension Benefits and Executive Perquisites At-risk Incentive Long-Term Incentives • P erformance Share Units (ROIC and Minimum Share Price Condition and Relative TSR Performance) • Stock Options Annual Incentive Bonus • Corpor ate Financial Objectives • Corporate Safety Objectives • Corporate Strategic Objectives At-risk Incentive Base Salary Fixed Compensation The executive compensation program is comprised of five elements: (i) base salary; (ii) annual incentive bonus; (iii) long-term incentives; (iv) retirement benefits; and (v) executive perquisites. The combination of base salary, annual incentive bonus and long-term incentives defines the total direct compensation offering, which is weighted towards variable, “pay-for-performance” elements. Compensation Policy The Company’s Executive Compensation Policy The executive compensation policy aims to incentivize executives to create and deliver sustainable returns to shareholders while targeting total direct compensation between the median and 60th percentile of the executives’ respective comparator groups. Base salaries and target annual bonuses are set with reference to the median level of the respective comparator group, whereas the grant date fair value of LTI is set with reference to the 60th percentile. The Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels. Compensation Decisions and Process The compensation is determined as part of an annual process followed by the Committee and outlined in the chart below: Step 1 – September to January • Business plan review and approval by the Board • Definition of performance criteria and targets based on the business plan Step 2 – December • Annual review of risk and assessment of risk mitigation features • Evaluation of the individual performance assessment for the NEOs • Review of compensation benchmark, and pay positioning Step 3 – January • Re view of annual and LTI payouts for the prior year • Review of compensation programs and annual compensation adjustments • Review of new annual targets and LTI awards and performance-vesting conditions • Stress-testing of incentive grants Step 4 – March to October • Monit oring and evaluation of progress and performance of compensation programs The Committee reviews benchmark information in December each year and approves compensation adjustments in January of the following year by taking into consideration comparator group practices, individual performance, leadership abilities, succession planning, retention considerations and economic outlook. For 2022 and onward, the Committee reviewed benchmark information in January while reviewing compensation adjustments for the coming year. The Committee reviews and recommends for approval by the Board the performance targets related to both the AIBP and the PSUs in January. Aside from the Relative TSR targets, the financial targets are derived from CN’s annual business plan, which is prepared by management and reviewed and approved by the Board. Business planning is an extensive process during which management examines with the Board the economic, business, regulatory and competitive conditions that affect or can be expected to affect CN’s business in the following three-year period. Throughout the year, members of the Committee are provided with updates related to the Company’s performance against targets. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 52 CN-37 Book - Circulaire 2022 - EN.indb 52 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 53 The Board and Committee also have access to executive management throughout the year, should they wish to discuss specific business issues or seek clarification. The Board and Committee are, therefore, confident they have detailed visibility of the Company’s financial performance and are appropriately equipped to recommend executive compensation decisions. Finally, throughout the annual executive compensation review process, the Committee also receives and considers advice from its independent compensation consultant, Hugessen. The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved by the Board in January for the current year. In determining the appropriate LTI fair value granted to each NEO, the Committee considered external market data, as discussed in the “Benchmarking Using Comparator Groups” section on the following page, as well as other factors such as individual performance, leadership, and talent retention. Benchmarking Using Comparator Groups The median and 60th percentile competitive pay levels are determined using comparator groups, which have been carefully reviewed and endorsed by the Committee as being appropriate for the level and nature of the benchmarked positions. In determining compensation for the President and CEO and the NEOs, the Company considers a comparator group of North American companies comprised of the following Class I Railroads: Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation, and Canadian Pacific Railway Limited. These companies are similar in terms of industry and complexity, including size, revenue, capital investment, and market capitalization and directly compete with CN for key talent. Furthermore, half of CN’s Relative TSR performance indicator for the PSUs is measured against the same comparator group (please refer to page 58 for a description of the plan). The following table shows CN’s positioning relative to the primary comparator group for the President and CEO and the NEOs as at December 31, 2021. COMPARATOR GROUP REVENUE (MILLIONS) NET INCOME (MILLIONS) MARKET CAPITALIZATION (MILLIONS) AVERAGE NUMBER OF EMPLOYEES Union Pacific Corporation U.S.$21,804 U.S.$6,523 U.S.$160,943 29,905 CSX Corporation U.S.$12,522 U.S.$3,781 U.S.$82,795 19,889 Norfolk Southern Corporation U.S.$11,142 U.S.$3,005 U.S.$71,499 18,370 Canadian Pacific Railway, Limited C$7,995 C$2,852 C$84,584 12,337 AVERAGE (1) C$16,247 C$4,884 C$120,737 20,125 Canadian National Railway Company C$14,477 C$4,892 C$108,906 24,084 RANK (1) 3 2 2 2 (1) V alues as at December 31, 2021 for the comparator group were converted into Canadian dollars using the average exchange rate for 2021of U.S.$1.00 = C$1.2535, except for the market capitalization where the December 31, 2021 exchange rate of U.S.$1.00 = C$1.2637 was used. The comparator group used for the benchmarking of compensation for all executives other than the President and CEO and the NEOs is a broad sample of comparably sized U.S. industrial organizations with revenues between U.S.$6 billion and U.S.$15 billion that participate in Willis Towers Watson’s proprietary database. For executives in group or division level positions, a complete sample of the U.S. industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executive. The Committee also considers data from this sample for the President and CEO and the Executive Vice-Presidents for purposes of verifying the alignment with general compensation trends, but not for direct benchmarking purposes, given the direct comparability of the above-mentioned Class I railroads. Components of the 2021 Executive Compensation Program The following table summarizes the components of the Company’s executive compensation program, which is driven by the executive compensation policy and weighted towards variable, “pay-for-performance” elements. Each component is then further detailed in this section. COMPONENT AND FORM 2021 DESIGN SUMMARY OPPORTUNITY RISK-MITIGATING ELEMENTS OBJECTIVES AND RATIONALE Base Salary Cash Fixed rate of pay Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession considerations Set with reference to median of respective comparator group Provides for a balanced mix of pay components (fixed vs. variable) Use of external advisor and peer group analysis Provides competitive level of fixed compensation Recognizes sustained individual performance Reflects role and responsibility and/or growth in role Annual Incentive Bonus Cash-based performance pay Annual awards based 100% on Company achievement of three pre-determined corporate financial performance objectives (70%), two pre-determined corporate safety performance objectives (10%) and three pre-determined corporate strategic performance objectives (20%) Performance period: 1 year Target is 140% of base salary for the President and CEO and 80% for the other NEOs. Maximum payout is limited to 2.0 times the target Use of multiple performance measures Plan targets reviewed and approved annually based on in-depth review of annual business plan Payout trigger based on corporate performance Increased diversification with the safety and strategic component Payouts are capped No guaranteed minimum payout Payouts subject to a clawback policy Payouts for executives and senior management employees are subject to a three-month notice period in the year of retirement Reward the achievement of pre-set annual corporate financial performance objectives Reward the achievement of pre-set annual corporate safety performance objectives Reward the achievement of pre-set annual corporate strategic performance objectives Drive superior corporate financial, safety and strategic performance Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 53 CN-37 Book - Circulaire 2022 - EN.indb 53 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 54 COMPONENT AND FORM 2021 DESIGN SUMMARY OPPORTUNITY RISK-MITIGATING ELEMENTS OBJECTIVES AND RATIONALE Long-Term Incentives Performance- based share units payable in equity, purchased in the market PERFORMANCE SHARE UNITS (55% of long-term incentives) 60% of the PSU value is subject to the attainment of three-year average PSU-ROIC targets and to the attainment of a minimum average closing share price established at the beginning of the cycle 40% of the PSU value is subject to CN’s relative performance against selected Class I Railroads and S&P/TSX 60 companies In the case of retirement, employees must remain in active and continuous service until March 31 of the year following the year in which the grant was made to be eligible for payout Performance period: Three years Long-term incentive grant date fair value determined with reference to the 60th percentile of the applicable comparator group PSU performance vesting factor capped at 200% Significant weighting towards long-term incentive compensation Overlapping multi-year performance periods Mix of financial, market and relative performance measures PSU payouts are capped and there is no minimum guaranteed payout Payouts subject to a clawback policy Payouts subject to non‑compete provisions Align management interests with shareholder value growth and total return relative to comparable groups Reward the achievement of sustained financial performance and creation of shareholder value Contribute to retention of key talent Recognize individual contribution and potential Increased alignment with Total Shareholder Return Stock options STOCK OPTIONS (45% of long-term incentives) (1) Conventional stock options that vest over five years at a rate of 20% per year In the case of retirement, employees must remain in active and continuous service until the last day of the year in which the grant was made to be eligible for payout Performance period: Five-year ratable vesting, ten-year term Pension Benefits Cash payments following retirement CANADIAN PENSION PLANS Defined Benefit Plan (2): Benefits payable calculated as a percentage of the highest five-year average earnings multiplied by pensionable service Pensionable service period for most defined benefit plans: Maximum of 35 years Defined Contribution Plan (3): Benefits based on the participant’s required and optional contributions and on Company-matched contributions Non-registered plans: Supplement to the registered plans and provide benefits in excess of the Canadian Income Tax Act limits Non-registered plans restricted to executives and senior management employees Most retirement benefits for executives and senior management employees are calculated using base salary and annual bonus (up to target levels) The COO and the CITO participate in a Defined Contribution Plan, which limits CN’s exposure to risk Payouts subject to non-compete for non-registered plans Provide an effective and attractive executive compensation program U.S. PENSION PLANS Defined Benefit Plan (3): Benefits payable calculated as a percentage of the highest five-year average earnings (out of the last 10 years) multiplied by credited service Maximum of 35 years of credited service for most defined benefit plans Savings Plan: 401(k) benefits based on the participant’s voluntary contributions and 50% matching by the Company, limited to 3% of base pay Defined Contribution Feature (3): Additional benefits included in the Savings Plan based on Company contributions equal to 3.5% of base pay Non-registered plans: Supplement to the registered plans and provide benefits in excess of Internal Revenue Service (IRS) and Railroad Retirement Board limits Executive Perquisites Non-cash perquisites Healthcare and life insurance benefits, annual physical exam, club membership, company-leased vehicle, parking, financial counselling and tax services Competitive Use of corporate aircraft restricted to business‑related purposes (1) The weighting of the 2021 long-term incentive grant value for the President and CEO was different (68% PSUs and 32% stock options) to reflect stock option distribution requirements which limit the number of stock options, as per the MLTIP that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. (2) Applies to employees hired prior to 2006. Effective on March 31, 2024, CN’s defined benefit plans will be frozen. Accumulation of pensionable service and increases in pensionable earning will not be included in the calculation of defined benefit pension after that date. (3) Applies to employees hired after 2005 or who have elected to convert from a defined benefit plan. Base Salary The Committee normally reviews the base salaries of executives in January each year, by taking into consideration median comparator group practices, economic outlooks, leadership abilities, retention considerations, and succession plans. The base salaries of the President and CEO and the NEOs are paid in U.S. dollars to provide a more precise, meaningful and stable comparison with U.S.-denominated salaries of incumbents in equivalent positions within the comparator group. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 54 CN-37 Book - Circulaire 2022 - EN.indb 54 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 55 Annual Incentive Bonus Plan (AIBP) In addition to the NEOs, approximately 4,600 active management employees are eligible to participate in an annual performance-based bonus plan. Under the Company’s AIBP, minimum, target and maximum payouts, expressed as a percentage (%) of base salary, are as follows for the President and CEO, Executive Vice-Presidents, Senior Vice- Presidents and Vice-Presidents: POSITION MINIMUM TARGET (1) MAXIMUM (1) President and CEO 0% 140% 280% Executive Vice-Presidents 0% 80% 160% Senior Vice-Presidents 0% 65% 130% Vice-Presidents 0% 50/60% 100/120% (1) As a percentage of base salary as at December 31, 2021. In 2021, the AIBP was amended to further align the plan with the long- term strategic vision of the Company and ESG best practices as well as to support employee engagement on safety and strategic initiatives: • The individual component for executives and senior management employees was replaced with the corporate strategic component consisting of three quantitative strategic measures: fuel efficiency, employee engagement and customer centricity. • The corporate safety component was extended to all management employees. • The downward adjustment to the corporate safety component and corporate strategic component should the corporate financial component be below 100% was discontinued. Consequently, the bonus payout received under the AIBP in 2021 for executives depended on the achievement of corporate financial (70%), corporate safety (10%), and corporate strategic (20%) objectives. This design reflects the Company’s view that any short-term incentive should be tied to the overall financial and operational performance of the Company as well as to relevant corporate strategic metrics for the business. The following illustrates the 2021 AIBP for the President and CEO: AIBP for the President and CEO Corporate Financial Performance Corporate Safety Performance Corporate Strategic Performance 70% 10% 20% Corporate Financial Performance 35% Revenues 35% Operating Income 30% Free Cash Flow Corporate Safety Performance 50% FRA Accident Ratio 50% FRA Injury Ratio Corporate Strategic Performance 33.3% Employee Engagement 33.3% Customer Centricity 33.3% Fuel Effi ciency Under the terms of the AIBP, the performance factors for executives and senior management employees, which are applied to the annual target bonus payout, can range from 0% to 200% depending on the results compared to the pre-established objectives, as illustrated in the table below. AIBP COMPONENT BELOW THRESHOLD THRESHOLD TARGET MAXIMUM Corporate Financial Component Achievement (1) 0% 50% 100% 200% Corporate Safety Component Achievement (1) 0% 50% 100% 200% Corporate Strategic Component Achievement (1) 0% 50% 100% 200% (1) Interpolation between points. The 2021 AIBP was comprised of the following components: 1. Corporate Financial Performance: 70% of the bonus was linked to Company performance against a balanced set of three measures that directly contribute to the Company’s long-term financial growth and profitability. The Committee ensures that performance targets and conditions are directly aligned with the achievement of the Company’s corporate objectives as set out in the Company’s business plan, which is reviewed and approved by the Board. These corporate objectives are taken into account in establishing the Company’s targets under the AIBP. In addition, in setting the AIBP targets for the upcoming year, the Company generally excludes items from the prior year that did not necessarily arise as part of the normal business of the Company, which can impact the comparability of the Company’s year-over-year financial performance and the Company’s current year targets in relation to the prior year’s results. In 2021, the Board assessed the Company’s corporate financial performance for 2021 against targets for revenues, adjusted operating income, and free cash flow. These measures were selected because they are quantifiable measures that play an important role in driving the organization’s profitability and return to shareholders. Additionally, the Board is of the view that its chosen corporate objectives are appropriate for a capital-intensive business such as CN. The 2021 targets were approved by the Board in January 2021 based on the Company’s business and financial outlook at that time. Performance Objectives and Results – 2021 Annual Incentive Bonus Plan In January 2021, the performance targets were set assuming an exchange rate of U.S.$1.00 = C$1.3404. During the year, the actual average exchange rate was at U.S.$1.00 = C$1.2535. At the end of 2021, AIBP targets under the corporate financial component were adjusted, as per plan, to take into consideration the foreign exchange and, in the case of revenues, the difference between actual and forecasted oil and diesel prices with respect to the Company’s fuel surcharges. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 55 CN-37 Book - Circulaire 2022 - EN.indb 55 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 56 The following table compares the 2021 adjusted performance targets with the actual 2021 results as reported by the Company and adjusted. Corporate Financial Performance Objectives and Results–2021 Annual Incentive Bonus Plan CORPORATE OBJECTIVES AS OF JANUARY 1, 2021 (1) CORPORATE OBJECTIVES AS ADJUSTED (2) (3) IN MILLIONS WEIGHT THRESHOLD (C$) TARGET (C$) MAXIMUM (C$) THRESHOLD (C$) TARGET (C$) MAXIMUM (C$) RESULTS 2021 (2) (C$) WEIGHTED PERFORMANCE FACTOR Revenues 35% 14,070 14,590 14,940 13,917 14,437 14,787 14,477 111.43% Adjusted Operating Income (4) 35% 5,420 5,580 5,780 5,156 5,316 5,516 5,622 200.00% Free Cash Flow (4) 30% 2,980 3,070 3,344 2,699 2,789 3,063 3,296 200.00% Overall Performance Factor 169.00% (1) Corpor ate objectives assume an average exchange rate of U.S.$1.00 = C$1.3404. (2) Corporate objectives and results reflect an actual average exchange rate of U.S.$1.00 = C$1.2535. (3) Revenue target has been adjusted to reflect actual fuel surcharges invoiced to clients based on actual oil and diesel prices in 2021. (4) These non-GAAP measure do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. For adjusted operating income, see the section entitled “Adjusted performance measures” and for free cash flow, see the section entitled “Liquidity and capital resources – Free cash flow” in the December 31, 2021 MD&A filed on February 1, 2022, which are incorporated by reference herein. The MD&A may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section. For 2021, the Company exceeded the target on all three objectives, resulting in an overall payout of 169.00% of target for the financial corporate component. 2. Corporate Safety Performance: 10% of the annual bonus was linked to the Company’s safety performance. In 2021, the Board assessed the Company’s corporate safety performance against two safety performance measures with equal weighting: accident rate and injury frequency rate. Corporate Safety Performance Objectives and Results – 2021 Annual Incentive Bonus Plan SAFETY OBJECTIVES AS OF JANUARY 1, 2021 WEIGHT THRESHOLD TARGET MAXIMUM RESULTS 2021 (2) WEIGHTED PERFORMANCE FACTOR Accident Rate (1) (per million of train miles) 50% 1.74 1.69 1.64 1.82 0.00% Injury Frequency Rate (1) (per 200,000 person hours) 50% 1.69 1.60 1.40 1.33 200.00% Overall Performance Factor 100.00% (1) Based on Federal Railroad Administration (FRA) reporting criteria. (2) Results as at December 31, 2021.Safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. A review of the 2021 results of the two safety measures was conducted by Internal Audit. CN has an uncompromising commitment to the health and safety of its employees, the customers it serves, and the communities and environments in which we operate. CN’s culture and commitment to safety is underpinned by our programs, practices, and efforts to continuously improve training, leadership, and technology. CN remains committed to improving its accident and injury frequency rates (aligned to Federal Railroad Administration (“FRA”) reporting criteria). CN will continue to train its people, build its infrastructure, and renew its technology toward its goal of being the safest railroad in North America. New technologies such as autonomous track inspection cars and automated train inspection portals are increasing inspection frequency and quality and are playing an essential role in improving safety. CN is enhancing its strong safety culture with its successful Looking Out for Each Other peer-to-peer engagement program, which urges team members to work together, be vigilant about safety and to speak up if they spot an unsafe situation, as well as ensuring strict adherence to Life Critical Rules, which address the day-to-day activities that have the potential to cause serious harm or loss of life. CN’s safety performance aspirations are anchored on the fundamental belief that all injuries and accidents are preventable. For 2021, after considering the operational results against established safety targets, the Board confirmed a payout of 100.00% of target for the Corporate Safety component of the AIBP. 3. Corporate Strategic Performance: Effective January 1, 2021, 20% of the bonus for NEOs was based on corporate strategic objectives, replacing the individual performance factor used in prior years, to align with the long-term strategic vision of the Company as well as its ESG priorities. In 2021, the corporate strategic objectives included three quantitative strategic measures: fuel efficiency, employee engagement and customer centricity, each weighing 6.67% of the overall bonus target. A review of the 2021 results of the three corporate strategic measures was conducted by Internal Audit. • Environmental leadership is measured through improvement of fuel efficiency (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)). • Employee engagement is measured through the annual engagement survey which is outsourced to a third-party company who manage the survey for governance purposes and data integrity. • Customer centricity is measured through Net Promoter Score, which is based on the average of three surveys sent to CN’s customers during the year. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 56 CN-37 Book - Circulaire 2022 - EN.indb 56 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 57 STRATEGIC OBJECTIVES AS OF JANUARY 1, 2021 WEIGHT THRESHOLD TARGET MAXIMUM RESULTS 2021 (2) WEIGHTED PERFORMANCE FACTOR Fuel Efficiency (Improvement) (1) 33.33% 0.885 (1%) 0.881 (1.5%) 0.876 (2%) 0.879 (1.7%) 140.00% Employee Engagement (Improvement) (1) 33.33% 3.5% 5.3% 8.8% Below 3.5% 0.00% Customer Centricity 33.33% – – – – 200.00% Overall Performance Factor 113.33% (1) Objectives for Fuel Efficiency and Employee Engagement metrics presented as year-over-year improvement compared to 2020 actual results. (2) Strategic measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. A review of the 2021 results of the three corporate strategic measures was conducted by Internal Audit. Fuel Efficiency results for 2021 reflect adjustments made (from 0.867 to 0.879) since the results published in the December 31, 2021 MD&A filed on February 1, 2022. The Company is not providing the quantified targets and results of the Employee Engagement measure (other than percentage improvement targets) and the Customer Centricity measure, as the targets and results for these measures contain confidential and commercially sensitive information. The Customer Centricity measure is highly sensitive in nature as it relates to the Company’s relationship with its customers. As such, detailed disclosure of this metric would seriously prejudice the Company in the competitive market in which it operates, as it contains information that could be valuable to its competitors. Similarly, the employee engagement measure is derived from confidential information and the disclosure of the quantified target and result thereof would be detrimental to the Company’s business and employee relations. The targets related to these two performance measures are intended to be challenging – neither impossible nor easy to achieve, in line with CN’s disciplined approach to compensation. The percentage of total bonus target attributable to the Employee Engagement measure and the Customer Centricity measure for 2021 is 13.34%, while the percentage of total compensation related to the employee engagement measure and the customer centricity measure of the corporate strategic component of AIBP for 2021 is 1.5% for Mr. Ruest, 2.5% for Mr. Houle, 1.9% for Mr. Reilly, 2.1% for Mr. Finn and 2.2% for Mr. Malenfant. For 2021, the fuel efficiency results were above target, the customer centricity measures resulted in the maximum payout opportunity, and the results of the employee engagement measure did not achieve the required threshold. After considering the results against established corporate strategic targets, the Board confirmed a payout of 113.33% of target for the Corporate Strategic component of the AIBP for NEOs. The following formula illustrates how an eligible executive employee’s annual base salary (as at December 31, 2021), target payout (expressed as a percentage of base salary), corporate financial, corporate safety and corporate strategic performance factors interact in the determination of the actual annual bonus payout: Annual Bonus Payout Formula Corporate Financial Performance Corporate Safety Performance Corporate Strategic Performance ANNUAL BASE SALARY XXX TARGET PAYOUT 70% CORPORATE FINANCIAL PERFORMANCE FACTOR ANNUAL BASE SALARY ANNUAL BASE SALARY XXX TARGET PAYOUT 20% X CORPORATE STRATEGIC PERFORMANCE FACTOR XX TARGET PAYOUT 10% CORPORATE SAFETY PERFORMANCE FACTOR The average bonus payout for the NEOs, (consisting of the corporate financial performance factor, the corporate safety performance factor, and the corporate strategic performance factor) was 151% of target bonus in 2021. The actual payouts are reported in the Summary Compensation Table on page 67, under the column “Non-equity incentive plan compensation — Annual incentive plans”. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 57 CN-37 Book - Circulaire 2022 - EN.indb 57 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 58 Long-Term Incentives The Board considers several factors to assess the Company’s LTI strategy, including the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the dilution impact of different LTI vehicles. Since 2005, the Board has elected to grant a combination of stock options and PSUs to NEOs, executives and senior management employees. LTI values disclosed in the Summary Compensation Table on page 67 are calculated using the Willis Towers Watson expected life binomial methodology. The same valuation methodology is used for benchmark and grant purposes, ensuring consistency. This valuation methodology provides for precise and comparable compensation information. The Company uses a rolling three-year valuation factor to limit year-over- year fluctuations of the valuation factor for both stock options and PSUs. PSUs and stock options are weighted 55% and 45% of the long-term incentive award value, respectively, except for the President and CEO position. The long-term award for the President and CEO has a smaller relative weight in stock option value, due to the 20% limitation on the number of stock options that can be awarded to any one individual in a particular year, pursuant to the terms of the Management Long-Term Incentive Plan (“MLTIP”) (please refer to page 73 for a description of the MLTIP). 45% Stock Options 55% PSUs 50% S&P/TSX 60 50% Selected Class I Railroads 60% ROIC + Minimum Share Price Conditions 40% Relative TSR Performance The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board, which occur each year in January. To determine each NEO’s LTI award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the Company’s compensation policy and the value of LTIs granted by the applicable comparator group (please refer to section “Benchmarking Using Comparator Groups” on page 53). The Committee does not consider previous executive grants when setting the individual awards, as the LTI plans are inherently performance-based. The Board may also, at its discretion, approve additional grants of PSUs and stock options to NEOs during the year. The exercise price of the stock options granted is equal to the closing price of the Company’s common shares on the TSX or the NYSE on the grant date. A minimum active service condition exists for stock options and PSUs to support the retention of key talent approaching retirement. An employee must remain in active service until December 31 of the year of the grant for stock options and until March 31 of the year following the year of grant for PSUs. Should an executive, including NEOs, or other management employees retire prior to the end of the minimum service condition in the award agreement, PSUs and stock options awarded pursuant to that agreement would be forfeited. Performance Share Units: 2021 Award The objective of the PSUs is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. PSUs vest after three years and the grant date fair value of the PSUs awarded to each NEO in 2021 is included in the Summary Compensation Table on page 67, under the Share-Based Awards column. The vesting of PSUs is subject to the achievement of performance measures defined at the beginning of the cycle and the payout can range from 0% to 200%. At the end of the performance cycle, the number of PSUs will be adjusted based on the achievement of the performance conditions detailed below. PSUs will be settled in CN common shares purchased on the open market. PSUs awarded in 2021 are subject to the following two performance measures: 1. ROIC PSUs Sixty percent (60%) of the PSU award value is subject to the achievement of a target related to the Company’s average three-year PSU-ROIC over the plan period and the payment will be conditional upon meeting a minimum average closing share price during the last three months of 2023. The PSU-ROIC for each of the applicable plan years is generally calculated as net income before interest expense, divided by the total of the Company’s average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee. ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long- term value generation to its shareholders. PSU-ROIC performance objectives are based on CN’s business plan. The 2021 PSU-ROIC objective considers the increased capital investments recently deployed to increase capacity and enable growth, such as track infrastructure expansion and investment in technology to improve safety performance, operational efficiency and customer service. The above, combined with the cumulative impact of prior years earnings and the average investment base, resulted in a reduction of the expected average PSU- ROIC for the three-year period ending on December 31, 2023. ROIC PSUs granted in 2021 to NEOs and other designated employees are subject to the attainment of the performance measures presented in the table below: ROIC PSUs performance measure OBJECTIVE PERFORMANCE VESTING FACTOR (1) PERFORMANCE OBJECTIVE: Average PSU-ROIC for the three-year period ending on December 31, 2023 15.6% and above 200% 13.8% 100% 12.0% 50% Below 12.0% 0 PAYOUT CONDITION: Minimum average closing share price (2) for the last three months of 2023 C$140.07 on the TSX or U.S.$109.66 on the NYSE (1) Interpolation applies between objectives. (2) Minimum share price condition for the 2021 award established as the average closing share price for the 20-day period ending on December 31, 2020. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 58 CN-37 Book - Circulaire 2022 - EN.indb 58 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 59 2. Relative TSR PSUs Forty percent (40%) of the PSU award value is subject to CN’s Relative TSR measured against two equally-weighted comparator groups: (i) selected Class I railroads, and (ii) S&P/TSX 60 companies. Relative TSR performance measures CN’s share price appreciation, inclusive of dividends, over the three-year plan period against the companies within each comparator group. Relative TSR PSUs awarded in 2021 to NEOs and other designated employees are subject to the attainment of the performance measures presented in the tables below: TSR relative to S&P/TSX 60 CNR PAYOUT (1) 75th Percentile and above 200% 50th Percentile 100% 25th Percentile 50% Less than the 25th Percentile 0% TSR relative to Selected Class I I railways (2) CNR PAYOUT 1st 200% 2nd 150% 3rd 100% 4th 50% 5th 0% (1) Interpolation between points. (2) The Class I railways comparator group consists of Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited. The grant date fair value of the PSUs awarded to each NEO in 2021 is included in the Summary Compensation Table on page 67, under the “Share-Based Awards” column. Performance Share Units: 2019 Award Payout The Committee reviewed the vesting of the 2019 PSU award against the performance targets for each measure: ROIC PSUs and Relative TSR PSUs. ROIC PSUs: The Company achieved a three-year average PSU-ROIC to December 31, 2021, of 14.16%. In accordance with the plan rules and considering the achievement of the minimum average closing share price condition, a performance vesting factor of 82.8% was applied for the ROIC PSUs awarded in 2019. Relative TSR PSUs: The Company delivered a TSR of 62.64% over the period from January 1, 2019 to December 31, 2021, resulting in an overall performance vesting factor of 71.6%, reflecting the weighted average performance vesting factor of both measures (0% for Class I railways and 143.1% for S&P/TSX 60). PSUs were settled on February 28, 2022 in CN common shares purchased on the open market to encourage share ownership among participants, subject to compliance with the other conditions of the award agreements. Performance Objectives and Results – Performance Share Units – 2019 Award ROIC PSUs – 70% of the grant value: OBJECTIVE PERFORMANCE VESTING FACTOR (1) RESULTS PERFORMANCE OBJECTIVE: Average PSU-ROIC for the three‑year period ended on December 31, 2021 17.0% and above 200% 14.16% (2) translating into a payout factor of 82.8% 16.5% 150% 16.0% 125% 14.5% 100% 13.5% 50% Below 13.5% 0% PAYOUT CONDITION: Minimum average closing share price for the last three months of 2021 C$104.19 on the TSX or U.S.$77.08 on the NYSE C$160.03 U.S.$126.70 (1) Interpolation applies between objectives. (2) Adjusted in 2021 to exclude the recovery on assets held for sale and KCS-related items (termination fees, M&A costs and bridge financing). Relative TSR PSUs – 30% of the grant value: TSR relative to S&P/TSX 60 (15% of the grant value) CNR PAYOUT (1) RESULTS 75th Percentile and above 200% 62.64 (2) TSR resulting in the 60.78th percentile and translating into a payout factor of 143.1% 50th Percentile 100% 25th Percentile 50% Less than the 25th Percentile 0% (1) Interpolation applies between objectives. (2) TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2019 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2021 (including dividend reinvestment). The same calculation is used for each company part of the comparator groups. TSR relative to selected Class I Railways (15% of the grant value) CNR PAYOUT RESULTS 1st 200% 62.64% (1) TSR resulting in the 5th place ranking and translating into a payout factor of 0% 2nd 150% 3rd 100% 4th 50% 5th 0% (1) T SR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2019 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2021 (including dividend reinvestment). The same calculation is used for each company part of the comparator groups. The value vested during the year for each NEO is included in the table “Incentive Plan Awards — Value Vested or Earned During the Year”, and under the “Share-Based Awards — Value Vested During the Year” column on page 72. Stock Options Stock options were granted in 2021 to NEOs and other designated employees pursuant to the MLTIP. Please refer to page 73 for details of the MLTIP. The stock options granted in 2021 vest over five years at a rate of 20% at each anniversary date and have a 10-year term. Grants were made in the currency of the recipient’s salary. Stock options are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value. Gains are realized once the stock options are exercised. The gain will be equivalent to the difference between the share price on the date of exercise and the grant date share price, multiplied by the number of stock options exercised. The grant date fair value of the stock options awarded to NEOs in 2021 is included in the Summary Compensation Table on page 67, under the “Option-Based Awards” column. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 59 CN-37 Book - Circulaire 2022 - EN.indb 59 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 60 Executive Perquisites NEOs are eligible to receive perquisites and personal benefits in accordance with the Company’s policy and in line with general market practice. These typically include the use of a Company-leased vehicle, parking, financial counselling and tax services, club membership, certain healthcare benefits and life insurance, and an annual executive physical exam. Other executives and senior management employees are also eligible to receive select perquisites; the type and value of the perquisites are generally determined by the grade of the employee’s position. All executives must comply with the aircraft utilization policy, which restricts the usage of the corporate aircraft to business-related purposes only, save for exceptional circumstances and provided all incremental costs are fully reimbursed. Employee Share Investment Plan The Employee Share Investment Plan (“ESIP”), available to all Company employees, provides the opportunity to participate in CN’s ownership through the purchase of CN common shares on the open market via payroll deductions. Employees may contribute between 1% and 10% of their gross base salary to the ESIP every pay period. The Company provides a 35% match on the first 6% of employee contributions. Since January 1, 2019, Company contributions to the ESIP are subject to a one-year vesting period and are forfeited should certain participant contributions be sold or disposed of prior to vesting. Over 84% of CN’s employees are shareholders of the Company through participation in the ESIP, and in 2021, all NEOs participated in the ESIP. The value of the Company match received by NEOs in 2021 under the ESIP is indicated in the “Details of All Other Compensation Amounts” table on page 70. Other Key Compensation Programs of the Company Stock Ownership The Committee strongly supports stock ownership by executives and senior management employees to strengthen the alignment of their interests with those of long-term stockholders. Stock ownership guidelines require a minimum level of stock ownership, set as a multiple of base salary, to be achieved within a five-year period (or a seven- year period for the lower level of senior management employees) to align the interests of executives with those of shareholders. As at December 31, 2021, 171 executives and senior management employees were subject to share ownership guidelines. Once executives and senior management employees have met their initial shareholding requirements, they are required to maintain compliance, which is reported annually to the Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units under the Company’s Voluntary Incentive Deferral Plan (“VIDP”). Stock options (vested or unvested) and unvested LTI grants are not considered towards the minimum level of stock ownership. The Company believes its senior leaders have a very significant impact on CN’s financial and operational results as well as its long‑term growth. GUIDELINES President and CEO 8 times base salary Executive Vice-Presidents 5 times base salary Senior Vice-Presidents 4 times base salary Vice-Presidents 2 to 2.5 times base salary Senior Management 1.5 times base salary The President and CEO is also required to maintain the stock ownership guideline level until one year after cessation of employment. As at December  31, 2021, all NEOs achieved their share ownership requirements, with the exception of Mr. Reilly and Mr. Malenfant who were hired in June 2019 and in September 2020, respectively and have a five-year period from date of hire to achieve their respective share ownership requirement level. Stock Ownership Status as at December 31, 2021 NAMED EXECUTIVE OFFICER NUMBER OF SHARES HELD (1) VALUE OF HOLDINGS (2) (C$) VALUE REQUIRED TO MEET GUIDELINES (3) (C$) HOLDINGS AS A MULTIPLE OF BASE SALARY (3) Jean-Jacques Ruest 368,942 57,326,208 8,724,360 52.6 x Ghislain Houle 154,616 24,024,234 3,979,863 30.2 x Robert Reilly (4) 2,052 318,840 3,979,863 0.4 x Sean Finn 65,295 10,145,537 3,854,513 13.2 x Dominique Malenfant (4) 591 91,830 3,666,488 0.1 x (1) Common shares and/or vested deferred share units as at December 31, 2021. (2) Value is based on the closing share price of the common shares on December 31, 2021, on the TSX (C$155.38). (3) U.S.$ salaries as at December 31, 2021, were converted to Canadian dollars using the average rate during the year (U.S.$1.00 = C$1.2535). (4) Mr. Reilly and Mr. Malenfant joined the Company in June 2019 and September 2020, respectively. Anti-Hedging Policy Under the Company’s Insider Trading and Reporting Policy, no directors, officers or employees can engage in hedging activity or in any form of transactions in publicly-traded options on CN Securities. This relates to all forms of derivatives, including “puts” and “calls”. Change of Control Provisions The MLTIP and the Share Units Plan include “double trigger provisions”. Pursuant to such provisions, the vesting of non-performance stock options or PSUs held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. A “Change of Control” means any of the following events: a) in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Company’s outstanding common shares; b) approval by the Company’s shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who, at the time of such transaction, constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or c) approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 60 CN-37 Book - Circulaire 2022 - EN.indb 60 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 61 The provisions state that acceleration of vesting would not occur if a proper substitute to the original stock options or PSUs is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within 24 calendar months after a Change of Control, all outstanding substitute stock options or PSUs that are not then exercisable shall vest and become exercisable or payable in full upon such termination or resignation. Substitute stock options that are vested and exercisable shall remain exercisable for a period of 24 calendar months from the date of such termination or resignation and PSUs shall be remitted within 30 days. Discretion is left to the Board to consider special circumstances. The definition of a resignation for good reason is included in the “Termination and Change of Control Benefits” table on page 78. Non-Compete/Non-Solicitation Provisions Non-compete and non-solicitation provisions are included in the PSU and stock option award agreements for all executives and other management employees. In 2010, the Board approved the inclusion of non-compete and non-solicitation provisions in certain supplemental retirement plans and arrangements. Such provisions were also harmonized in 2010 and 2011 across the non-registered pension plans that apply to all executives and senior management employees. Non-compete and non-solicitation provisions will be applied if a recipient fails to comply with certain commitments for a two-year period following termination of employment. Those commitments prohibit, as detailed in such provisions: a) The use of confidential CN information for any purpose other than performing duties with CN; b) Engaging in any business that competes with CN; c) Soliciting or accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN; d) Taking advantage or profiting from any business opportunity of which they became aware in the course of employment with CN; and e) Taking any action that will cause relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others to be impaired or might otherwise be detrimental to the business interests or reputation of CN. Executive Compensation Clawback CN’s clawback policy applies to all CN executives. Under this policy, the Board may, at its sole discretion, to the full extent permitted by governing laws and to the extent it determines it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and LTI compensation received by an executive. The Board may seek reimbursement of full or partial compensation from an executive or former executive in situations where the: a) Amount of incentive compensation received by the executive or former executive was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements; b) Executive engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and c) Incentive compensation payment received would have been lower had the financial results been properly reported. In addition, with respect to bonus or LTI awarded after March 7, 2017, in the event that any executive is found to have engaged in gross negligence, intentional misconduct, fraud, theft or embezzlement, whether or not there is a financial restatement, the Board may at its discretion, to the full extent permitted by governing law and to the extent it determines it is in CN’s best interest to do so, require the reimbursement of some or all of the after‑tax amount of any incentive compensation already paid in the previous 24 months or forfeit their vested or unvested incentive awards in accordance with plan terms. Risk Mitigation in Our Compensation Program One of the Company’s fundamental goals is to create sustained shareholder value. To support this objective, the Committee focuses on developing and recommending an executive compensation policy and program that aligns with the Company’s business strategy, emphasizes pay-for-performance, and encourages the appropriate behaviours. Hence, many characteristics of the Company’s executive compensation program serve to mitigate risk and emphasize the importance of longer- term value creation. Therefore, the Committee ensures: Structured Process • An annual review of the performance measures under the Company’s AIBP and Share Units Plan takes place to ensure their continued relevance. • a formal assessment of performance is completed each year, and then uses discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other extenuating circumstances. • Stress-testing exercises are performed annually for proposed LTI grants and results are presented to the Committee for its consideration prior to the Committee and the Board approving such grants. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 61 CN-37 Book - Circulaire 2022 - EN.indb 61 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 62 Balanced Program • The compensation program appropriately balances fixed and variable pay, as well as short- and long-term incentives (in aggregate, approximately 80% of NEOs’ target total direct compensation is directly linked to the Company’s performance). • The corporate financial component of the AIBP includes performance measures that are appropriately balanced, thus diversifying the risk associated with the use of any single performance measure (please refer to section “Annual Incentive Bonus Plan” on page 55 for more information). • The corporate safety and corporate strategic components of the AIBP include two standard safety measures and three strategic measures, respectively, and further increases diversification of the plan, thus mitigating potential risk associated with the plan. • There are multi-year, overlapping performance periods for the PSUs and stock options, which encourages consistent, long-term behaviour and mitigates risk. • The LTI awards, which constitute a significant portion of NEO compensation, vest over a three- or five-year period, motivating executives to create longer-term value. • The performance measures used within the Share Units Plan reflect an appropriate balance between financial and share price conditions. • Payout of PSUs subject to PSU-ROIC performance is also contingent upon meeting a minimum share price condition that triggers payment only if the share price appreciates during the three-year term. • The increased preponderance of Relative TSR performance supporting alignment between executive pay and shareholders’ return. Fixed Limits on Variable Compensation • The AIBP and the Share Units Plan are designed to include the possibility of a zero payout, as well as a pre-defined maximum. • The COO and CITO participate in a Defined Contribution Plan, which limits CN’s exposure to risk. Protection Mechanisms • The Company’s executive compensation clawback policy allows the Board, in certain situations, to request the full or partial reimbursement of annual and LTI awards received by executives (please refer to section “Executive Compensation Clawback” on page 61 for more information). • The NEOs are not governed by employment contracts and the LTI plans include “double-trigger provisions”, such that the vesting of LTI awards would generally not accelerate upon a Change of Control. • Under the Company’s Insider Trading and Reporting Policy, directors, executives and employees are prohibited from engaging in hedging activities against CN Securities. • To further align their interests with those of shareholders, executives and senior management employees (171 individuals) are required to meet specific stock ownership guidelines. In addition, the President and CEO must maintain their stock ownership level for one year after cessation of employment (please refer to section “Stock Ownership” on page 60 for more information). • Commencing at various dates, for executives and senior management employees, the payout of LTI awards and the payment of supplemental retirement benefits under the Company’s non-registered pension plans are conditional on compliance with the conditions of their benefit plans, award or employment agreements, including, but not limited to, non-compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants (please refer to section “Non-Compete/Non-Solicitation Provisions” on page 61 for more information). Independent Advice • Management retains the services of an external executive compensation consultant to assist in compensation-related matters for its executives. The Committee retains the services of an independent executive compensation consultant to provide advice on compensation recommendations that are presented for Committee approval. In 2021, Willis Towers Watson was mandated by management to review the Company’s compensation policy, programs and practices and assessed any potential risk implications and concluded that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee played an active role in reviewing the risk assessment report and in discussing the finding provided by Willis Towers Watson. The Committee supports the conclusion from the Willis Towers Watson risk assessment report and in its own assessment determined that proper risk mitigation features are in place within the Company’s compensation programs. Throughout the year, the Committee plays an important oversight role related to the identification and management of risks associated with CN’s compensation programs and practices. For example, in camera sessions, restricted to independent members of the Committee, are held at the start or end of each regularly scheduled Committee meetings to allow for discussion regarding any compensation or risk- related issue. The Committee also believes in the benefits of a certain level of overlapping membership between the Audit, Finance and Risk Committee and the Human Resources and Compensation Committees, particularly with regard to risk monitoring. As such, Robert L. Phillips, Chair of the Audit, Finance and Risk Committee, is also a member of the Human Resources and Compensation Committee, and the Honorable Kevin G. Lynch, Chair of the Human Resources and Compensation Committee, is a member of the Audit, Finance and Risk Committee and of the Governance, Sustainability and Safety Committee. These overlaps effectively provide a link between committees’ risk oversight responsibilities. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 62 CN-37 Book - Circulaire 2022 - EN.indb 62 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 63 Compensation of the NEOs (1) The weighting of the 2021 long-term incentive grant value for the President and CEO was different (68% PSUs and 32% stock options) to reflect stock option distribution requirements which limit the number of stock options, as per the MLTIP that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. Jean-Jacques Ruest President and Chief Executive Officer Mr. Ruest was appointed President and CEO on July 24, 2018, after having served as Interim President and Chief Executive Officer from March 5, 2018. He joined CN in 1996 and held several positions within the sales and marketing team, including the position of Executive Vice-President and Chief Marketing Officer (“CMO”) from January 2010 to March 2018. Mr. Ruest is a seasoned executive and has extensive marketing experience within the railway industry. Prior to joining CN, he had more than 15 years of experience working for a major international chemical company. Mr. Ruest holds a Master’s in Business Administration in Marketing from HEC Montréal and a Bachelor of Science degree in Applied Chemistry from Université de Sherbrooke. He also completed the executive program from the University of Michigan’s business school. In October 2021, after more than 25 years of dedicated service with CN, Mr. Ruest announced his retirement as President and CEO and as a member of the Board. Mr. Ruest remained in an advisory role until March 31, 2022 to ensure a seamless transition. As President and CEO, Mr. Ruest was responsible until February 27, 2022 for providing leadership and vision for CN, as well as achieving strategic and operational goals that build long-term shareholder value. Compensation The annual compensation of the President and CEO takes into account factors such as competitive positioning against market, economic outlook, and leadership abilities and is recommended by the Committee and approved by the independent members of the Board. The President and CEO serve at the discretion of the Board and does not have an employment contract. In 2021, Mr. Ruest’s base salary was increased to U.S.$870,000 (C$1,090,545). Under the AIBP, Mr. Ruest’s target bonus was 140% of his base salary. PSUs and stock options are granted to the President and CEO pursuant to the Share Units Plan and the MLTIP. Grants to the President and CEO are made on the same basis and conditions as those of the other NEOs of the Company, subject to the limitation under the MLTIP (1). In 2021, Mr. Ruest received 70,310 PSUs and 130,000 stock options. The fair value of these awards is included in the “Summary Compensation Table” on page 67, under the “Share-Based Awards and Option-Based Awards” columns. 2021 Target Total Direct Compensation Summary 2021 TOTAL DIRECT COMPENSATION (AT TARGET) U.S.$ AS A% OF TOTAL DIRECT COMPENSATION Salary 870,000 9.5% AT-RISK COMPENSATION Annual Incentive Bonus (target) 1,218,000 13.2% Performance Share Units 4,813,279 52.3% Stock Options 2,298,400 25.0% Total direct compensation (target) 9,199,679 2021 Target Pay Mix 9.5% Base Salary 90.5% Pay-at-Risk 77.3% LTI (Fair Value) 13.2% Target Bonus New President and Chief Executive Officer On January 25, 2022, following an international search to identify an exceptional leader to take CN forward, the Board appointed Tracy Robinson as CN’s President and Chief Executive Officer, effective February 28, 2022. Following a robust process, Ms. Robinson was identified as the right leader to drive sustainable growth, continued operational improvement, technological advancement and shareholder value, and to retain and attract a world-class workforce. Ms. Robinson previously held a variety of executive positions at TC Energy, most recently Executive Vice-President of TC Energy, President of Canadian Natural Gas Pipelines and President Coastal GasLink. Prior to joining TC Energy, Ms. Robinson spent 27 years at Canadian Pacific, including executive roles spanning Operations, Finance and Commercial. Mr. Robinson is a well-respected and seasoned executive who brings more than 35 years of operational management, strategy development, and project execution experience to drive growth and profitability to CN. Annual target compensation for Ms. Robinson was set within the current executive compensation framework, taking into account competitive positioning and executive experience. For 2022, Ms. Robinson’s base salary was set at U.S.$900,000, with a target annual bonus of 140% of base salary under the AIBP and a Performance Share Unit grant and Stock Option grant worth a cumulative U.S.$7,040,000. The target total direct compensation of U.S.$9,200,000 was set at the same level as Mr. Ruest’s target compensation for 2021, and is positioned, as per the historical practice at CN for the President and CEO role, below the median of the Class I Railroad comparator group. Ms. Robinson will be subject to a share ownership guideline of eight times base salary, to be achieved by the fifth anniversary of her start date. A special make-whole award of C$1,675,000 was provided to Ms. Robinson in order to mitigate the forfeiture of compensation she incurred by leaving TC Energy. The make-whole award was determined based on a review of her outstanding incentive compensation awards that were forfeited, both in terms of form and timing. The special award includes a combination of cash (C$500,000), standard CN Performance Share Units (C$1,050,000) and 5-year term CN Stock Options with two-year vesting (C$125,000). This combination is intended to provide an equivalent replacement for her forfeited compensation while also providing retentive value. The make-whole award is subject to a 24-month clawback provision in case of resignation or termination for cause and Performance Share Units and Stock Options are subject to non-compete provisions. Additionally, CN has provided Ms. Robinson with certain severance and other termination provisions deemed to be appropriate in the circumstances surrounding her recruitment as President and CEO. Pursuant to her employment arrangement, Ms. Robinson would receive a cash severance amount in the event of an involuntary termination equal to two times her annual base salary plus two times her target annual bonus under AIBP payable over a 24-month period. Furthermore, in the event of an involuntary termination occurring prior to January 31, 2023, the Company would allow for the continuation of her 2022 long- term incentive and special make-whole equity awards. In that scenario, she would receive full payout of the 2022 Performance Share Units in accordance with their terms if the performance measures are met, and her stock options would continue to vest and continue to be exercisable for a period of four years. All awards of CN Performance Units and CN Stock Options are subject to non-compete, non-solicitation and other restrictive covenants. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 63 CN-37 Book - Circulaire 2022 - EN.indb 63 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 64 Ghislain Houle Executive Vice-President and Chief Financial Officer Mr. Houle was appointed Executive Vice-President and Chief Financial Officer on July 1, 2016. His responsibilities at CN include financial management, strategic planning, procurement and supply management. Mr. Houle joined the Company in 1997 as Chief Internal Audit and occupied various executive roles, including Vice-President and Corporate Comptroller and Vice-President, Financial Planning, before being appointed to his current position. Prior to joining CN, Mr. Houle held positions in tax and audit at a major accounting firm. Mr. Houle is a CPA, CA and holds a Bachelor of Commerce degree from Laval University and an MBA from McGill University. In 2021, Mr. Houle’s base salary was increased to U.S.$635,000 (C$795,973) to reflect his competitive positioning and experience. As in 2020, Mr. Houle’s target bonus for 2021 was 80% of base salary under the AIBP. In addition, Mr. Houle received 14,864 PSUs and 47,079 stock options in 2021, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2021 Target Total Direct Compensation Summary 2021 TOTAL DIRECT COMPENSATION (AT TARGET) U.S.$ AS A% OF TOTAL DIRECT COMPENSATION Salary 635,000 21.2% AT-RISK COMPENSATION Annual Incentive Bonus (target) 508,000 17.0% Performance Share Units 1,017,563 34.0% Stock Options 832,357 27.8% Total direct compensation (target) 2,992,920 2021 Target Pay Mix 21.2% Base Salary 78.8% Pay-at-Risk 61.8% LTI (Fair Value) 17.0% Target Bonus Robert Reilly Executive Vice-President and Chief Operating Officer Mr.  Reilly joined CN in June  2019 as Executive Vice-President, transitioning into the role of Chief Operating Officer on July 1, 2019. As COO, Mr. Reilly is responsible for CN’s operations, overseeing about 17,500 active railroaders from the Transportation, Engineering, Mechanical, Network Operations and Sustainability groups across North America. Prior to his role at CN, Mr. Reilly joined the Atchison, Topeka and Santa Fe Company (now known as BNSF) in 1989. With his 30 years of experience in the rail industry, Mr. Reilly brings to the Company extensive leadership in safety, rail operations, field application of rail technologies, and a deep understanding of the intermodal business at major ports and large terminals. He is a graduate of Washburn University, Kansas and he completed the Executive Program at Stanford University. In 2021, Mr. Reilly’s base salary was increased to U.S.$635,000 (C$795,973) to reflect his competitive positioning and experience. As in 2020, Mr. Reilly’s target bonus for 2021 was 80% of base salary under the AIBP. In addition, Mr. Reilly received 14,864 PSUs and 47,079 stock options, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2021 Target Total Direct Compensation Summary 2021 TOTAL DIRECT COMPENSATION (AT TARGET) U.S.$ AS A % OF TOTAL DIRECT COMPENSATION Salary 635,000 21.2% AT-RISK COMPENSATION Annual Incentive Bonus (target) 508,000 17.0% Performance Share Units 1,017,563 34.0% Stock Options 832,357 27.8% Total direct compensation (target) 2,992,920 2021 Target Pay Mix 21.2% Base Salary 78.8% Pay-at-Risk 61.8% LTI (Fair Value) 17.0% Target Bonus Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 64 CN-37 Book - Circulaire 2022 - EN.indb 64 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 65 Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer Mr. Finn was appointed Senior Vice-President, Chief Legal Officer and Corporate Secretary, in December 2000 and CN’s Executive Vice- President Corporate Services and Chief Legal Officer in December 2008. He is responsible for a wide array of legal, governmental, regulatory, public affairs, risk mitigation and security matters. As Corporate Secretary, he is also responsible for CN’s corporate governance practices, as well as overseeing CN’s Code of Business Conduct and ethics program. Mr. Finn led CN’s tax function and was appointed CN’s Vice-President, Treasurer and Principal Tax Counsel in January 2000. Before joining the Company, he was the Managing Tax Partner for a major Montreal law firm. Mr. Finn graduated from the Faculty of Law of Université de Montréal, after which he was admitted to the Quebec Bar, and is a member of the Canadian and American Bar Associations. Mr. Finn has completed the Directors Education Program offered by the Institute of Corporate Directors and the Rotman School of Management, as well as the Excellence in the Boardroom Program at the Rotman School of Management, Executive Programs, University of Toronto. In 2021, Mr.  Finn’s base salary was increased to U.S.$615,000 (C$770,903) to reflect his competitive positioning and experience. As in 2020, Mr. Finn’s target bonus for 2021 was 80% of base salary under the AIBP. In addition, Mr. Finn received 11,650 PSUs and 36,900 stock options, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2021 Target Total Direct Compensation Summary 2021 TOTAL DIRECT COMPENSATION (AT TARGET) U.S.$ AS A % OF TOTAL DIRECT COMPENSATION Salary 615,000 24.1% AT-RISK COMPENSATION Annual Incentive Bonus (target) 492,000 19.2% Performance Share Units 797,536 31.2% Stock Options 652,392 25.5% Total direct compensation (target) 2,556,928 2021 Target Pay Mix 24.1% Base Salary 75.9% Pay-at-Risk 56.7% LTI (Fair Value) 19.2% Target Bonus Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer Mr. Malenfant joined CN in September 2020 as Executive Vice-President and Chief Information and Technology Officer where he is responsible for delivering on the information and operational technology strategy of CN, with a focus on automation, innovation and digitalization of the network and operations as well a customer experience. Prior to joining CN, Mr. Malenfant was focused on the next generation of Precision Scheduled Railroading, Positive Train Control technologies and spearheading a major digital industrial evolution in rail. Mr. Malenfant has spent nearly 31 years in global leadership roles in the transportation and rail industries, with Wabtec Corporation, GE Transportation and Bombardier Transport. Mr. Malenfant holds a bachelor’s degree in Electrical Engineering from Laval University, Quebec. In 2021, Mr. Malenfant’s base salary was U.S.$585,000 (C$733,298). Mr. Malenfant’s target bonus for 2021 was 80% of base salary under the AIBP. In addition, Mr. Malenfant received 11,249 PSUs and 35,627 stock options, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2021 Target Total Direct Compensation Summary 2021 TOTAL DIRECT COMPENSATION (AT TARGET) (1) U.S.$ AS A % OF TOTAL DIRECT COMPENSATION Salary 585,000 23.8% AT-RISK COMPENSATION Annual Incentive Bonus (target) (2) 468,000 19.1% Performance Share Units 770,086 31.4% Stock Options 629,885 25.7% Total direct compensation (target) 2,452,971 2021 Target Pay Mix 23.8% Base Salary 76.2% Pay-at-Risk 57.1% LTI (Fair Value) 19.1% Target Bonus Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 65 CN-37 Book - Circulaire 2022 - EN.indb 65 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 66 President and Chief Executive Officer Compensation Look-Back Table and Five-Year TSR Comparison CN’s compensation plans are designed to align compensation with the creation of shareholder value. As a result, a significant portion of compensation is at risk and long-term incentives are structured to deliver compensation value to the President and CEO if value is created for shareholders. In a low share performance environment, limited value would be delivered to the President and CEO. The following table compares the total direct compensation awarded to CN’s President and CEOs over the past five years, as reflected in the Summary Compensation Table, to the current value (both realized and realizable) as at December 31, 2021. TOTAL DIRECT COMPENSATION AWARDED (1) (C$000s) CURRENT VALUE AS AT DEC. 31, 2021 (2) (C$000s) Luc Jobin 2017 11,792 16,948 (3) Luc Jobin (4) 2018 2,089 348 (5) Jean-Jacques Ruest (6) 2018 4,575 9,057 Jean-Jacques Ruest 2019 9,266 18,653 Jean-Jacques Ruest 2020 10,303 17,723 Jean-Jacques Ruest 2021 12,515 17,425 (1) Includes salary and variable compensation awarded during the year, as reported in the Summary Compensation Table each year. (2) For any given year, the current value includes salary and annual incentive awarded and the value of long-term incentives (realized and realizable). Long-term incentives for any given year include the value of any exercised stock options, the value of unexercised “in-the-money” stock options as at December 31, 2021, the value attributed to vested PSUs and the value of unvested PSUs as at December 31, 2021, assuming a 100% performance factor. (3) As part of his separation agreement, Mr. Jobin agreed to waive any and all rights to 50% of PSUs awarded to him in 2017. Therefore, these PSUs were cancelled and were not included as at December 31, 2021. In addition, Mr. Jobin forfeited the unvested deferred shares of the Company-match awarded under the VIDP for the deferral of his 2016 Annual Incentive Bonus. (4) The compensation awarded for Mr. Jobin was pro-rated to his departure date. (5) PSUs and stock options awarded in 2018 were forfeited upon his departure in March 2018 and were not included as at December 31, 2021. (6) The compensation awarded for Mr. Ruest was pro-rated to reflect the appointment date of July 24, 2018. Compensation outcomes are set against the performance graph below which indicates the yearly cumulative total shareholder return on a $100 investment in CN’s common shares compared with the cumulative total return of the S&P/TSX and the S&P 500 Indices from the period beginning December 31, 2016 to the period ended December 31, 2021. It assumes reinvestment of all dividends during the covered period. The graph shows that CN shares have outperformed the S&P/TSX Composite Index, but not the S&P 500 index. The total compensation for our NEOs over that period was generally aligned with the experience of our shareholders, as a substantial portion of NEOs total compensation is at risk and linked to CN’s share price performance. The Committee believes that the Company’s executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. The total compensation paid over the last five (5) years, as per the “Summary Compensation Table”, is presented in the table of the “Cost of Management Ratio” section below. 2016 2017 2018 2019 2020 2021 300$ 200$ 100$ 0$ 35,000$ 30,000$ 25,000$ 20,000$ 15,000$ CNR CNI S&P/TSX S&P 500 TDC (C$ thousands) DEC-16 DEC-17 DEC-18 DEC-19 DEC-20 DEC-21 CNR (C$) 100 117 116 137 166 188 CNI (U.S.$) 100 124 114 141 175 199 S&P/TSX (C$) 100 109 99 122 129 157 S&P 500 (U.S.$) 100 122 116 153 181 230 TDC (C$ thousands) 29,841 29,218 25,028 21,720 24,500 29,157 Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 66 CN-37 Book - Circulaire 2022 - EN.indb 66 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 67 Cost of Management Ratio The cost of management ratio expresses the total compensation reported for the NEOs as a percentage of the Company’s adjusted net income. 2017 2018 2019 2020 2021 Total compensation reported for the NEOs (C$ million) (1) 29.2 25.0 21.7 24.5 29.2 Adjusted Net Income (C$ million) (2) 3,778 4,056 4,189 3,784 4,218 Net Income (C$ million) 5,484 4,328 4,216 3,562 4,892 COST OF MANAGEMENT RATIO using adjusted net income (2) 0.8% 0.6% 0.5% 0.6% 0.7% COST OF MANAGEMENT RATIO using Net Income 0.5% 0.6% 0.5% 0.7% 0.6% (1) T otal compensation as reported in the summary compensation table each year (including only active NEOs as at December 31 of any year) (2) Adjusted Net Income is a non-GAAP measure and does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section entitled “Adjusted performance measures” in each of the December 31, 2021 MD&A filed on February 1, 2022, the December 31, 2020 MD&A filed on February 1, 2021, the December 31, 2019 MD&A filed on January 31, 2020, which are incorporated by reference herein. The MD&A may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section. Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis for compensation decisions with U.S.-denominated compensation from the selected Class I Railroad comparator group. A table presenting the compensation paid in U.S. dollars for the NEOs is presented on page 69 — “Total Compensation for the NEOs in U.S. Dollars”. Summary Compensation Table in Canadian Dollars The following table sets forth the annual total compensation in Canadian dollars for the NEOs, in accordance with the Canadian securities disclosure rules issued by the CSA, for the years ended December 31, 2021, 2020 and 2019. Fluctuation in the exchange rate affects year-over- year comparability. Compensation in Canadian $ NAME AND PRINCIPAL POSITION YEAR SALARY (C$) SHARE-BASED AWARDS (C$) OPTION-BASED AWARDS (C$) NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLANS (C$) PENSION VALUE (C$) ALL OTHER COMPENSATION (C$) TOTAL COMPENSATION (C$) Jean-Jacques Ruest President and Chief Executive Officer 2021 1,090,545 6,159,399 2,941,900 2,323,649 1,005,000 27,724 13,548,217 2020 1,140,275 6,118,773 2,730,880 313,334 490,000 19,973 10,813,235 2019 995,175 5,516,472 2,753,780 – (351,000) 26,120 8,940,547 Ghislain Houle Executive Vice-President and Chief Financial Officer 2021 795,973 1,302,143 1,065,398 969,140 (662,000) 26,361 3,497,015 2020 831,730 1,341,885 1,098,175 140,661 (95,000) 16,351 3,333,802 2019 802,775 1,335,883 1,092,707 – (88,000) 20,375 3,163,740 Robert Reilly Executive Vice-President and Chief Operating Officer 2021 795,973 1,302,143 1,065,398 969,140 84,372 327,427 4,544,453 2020 804,900 1,269,390 1,038,799 133,691 67,151 274,913 3,588,844 2019 425,713 1,086,153 888,426 – 51,833 3,388,254 5,840,379 Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer 2021 770,903 1,020,581 835,047 938,617 436,000 20,570 4,021,718 2020 804,900 1,051,809 860,729 136,123 430,000 15,075 3,298,636 2019 776,237 1,047,037 856,461 – (282,000) 20,618 2,418,353 Dominique Malenfant Executive Vice-President and Chief Information & Technology Officer 2021 733,298 985,454 806,239 892,831 111,819 15,466 3,545,107 2020 261,593 1,006,936 823,944 – 27,021 1,345,531 3,465,025 2019 – – – – – – – (1) V aluation Disclosure for Share-Based Awards — The fair value of share-based awards at the grant date, as shown in the Summary Compensation Table, reflects the number of PSUs awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes.  (1)  (2)  (3)  (4) (5)  (7)  (6)  (8)  (6)  (6)  (9)  (9)  (10)  (9) (11)  (8)  (12)  (13) Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 67 CN-37 Book - Circulaire 2022 - EN.indb 67 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 68 A summary of the valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions and valuation factors are presented in the table below. WILLIS TOWERS WATSON EXPECTED LIFE BINOMIAL METHODOLOGY ACCOUNTING VALUATION METHODOLOGY VARIANCE VALUATION FACTOR GRANT DATE FAIR VALUE VALUATION FACTOR GRANT DATE FAIR VALUE WILLIS TOWERS WATSON VS. ACCOUNTING 2021 SHARE-BASED AWARDS ROIC 60% C$79.87 48.5% C$64.50 C$15.37 TSR 77% C$102.49 111.2% C$148.02 C$(45.53) 2020 SHARE-BASED AWARDS ROIC 60% January 30 – C$75.28 58.4% January 30 – C$73.23 January 30 – C$2.05 September 1 – C$82.60 68.2% September 1 – C$93.90 September 1 – (C$11.30) TSR 77% January 30 – C$96.61 120.7% January 30 – C$151.50 January 30 – (C$54.89) September 1 – C$106.00 142.8% September 1 – C$196.62 September 1 – (C$90.62) 2019 SHARE-BASED AWARD ROIC 59% January 31 – C$64.49 63.5% January 31 – C$69.62 January 31 – (C$4.93) June 25 – C$71.00 75.1% June 25 – C$90.38 June 25 – (C$19.38) TSR 77% January 31 – C$84.43 116.2% January 31 – C$127.41 January 31 – (C$42.98) June 25 – C$92.66 117.7% June 25 – C$141.65 June 25 – (C$48.99) (2) V aluation Disclosure for Option-Based Awards — The fair value of option-based awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of stock options awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes. A summary of the valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions for both methodologies are presented in the table below. WILLIS TOWERS WATSON EXPECTED LIFE BINOMIAL METHODOLOGY ACCOUNTING VALUATION METHODOLOGY VARIANCE VALUATION FACTOR GRANT DATE FAIR VALUE VALUATION FACTOR GRANT DATE FAIR VALUE WILLIS TOWERS WATSON VS. ACCOUNTING 2021 OPTION-BASED AWARD 17% C$22.63 15.3% C$20.35 C$2.28 2020 OPTION-BASED AWARD 16% January 30 – C$20.08 15.1% January 30 – C$18.90 January 30 – C$1.18 September 1 – C$22.03 16.1% September 1 – C$22.14 September 1 – (C$0.11) 2019 OPTION-BASED AWARD 16% January 31 – C$17.54 14.7% January 31 – C$16.08 January 31 – C$1.46 June 25 – C$19.25 15.0% June 25 – C$18.06 June 25 – C$1.19 (3) Repr esents the incentive award earned under the AIBP for the applicable year. Refer to page 55 for the details of the AIBP. (4) Includes the compensatory value of pension benefits as reported in the “Defined Benefit Plans” and “Defined Contribution Plans” tables in the “Pension Plan Benefits” section on page 77 and excludes the notional investment earnings (and losses) from the Defined Contribution Supplemental Executive Retirement Plan for Messrs. Reilly and Malenfant. Refer to page 76 for details of the Defined Contribution Supplemental Executive Retirement Plans. (5) The compensatory charges for Messrs. Ruest and Finn are negative in 2019, and negative in 2019 and 2020 for Mr. Houle, given their pensionable earnings for those respective years were lower than expected and reduced their highest average earnings used to calculate their pension benefits projected at retirement. For Mr. Finn, his 2020 and 2021 pensionable earnings did not impact the highest average earnings projected at retirement as the period from 2014–2018 still produces the highest 60 consecutive months within the last 10 years. For Mr. Ruest, the inclusion of the 2021 pensionable earnings, which include AIBP target of 140% of salary, in the calculation of the highest 60 consecutive months within the last 10 years affected his highest average earnings projected at retirement. (6) The 2021 compensatory charges for Mr. Houle reflect the impact of the retirement plans changes approved by the Board in 2021 and effective April 1, 2024 (see page 76 for more details). There is no impact for Mr. Finn and Mr. Ruest as they both reach the normal retirement age of 65 before March 31, 2024 and, as per the pension retirement assumptions, are assumed to have retired before the changes are effective. (7) Includes the value of perquisites, personal benefits, and other compensation (as applicable), such as post-retirement benefits or the employer contribution under the ESIP. Perquisites and other personal benefits that, in aggregate, amount to less than C$50,000 or 10% of the total salary for any of the NEOs are not reported in this column. Details are provided in the table on page 70. (8) The 2021 versus 2020 and 2019 change in total compensation is mainly due to the variation in the assumed pension value (refer to footnote (5) above and the Pension Plan Benefits section for more details), the above target bonus payout in 2021 compared to the partial bonus payout in 2020 and no bonus payout in 2019, and as well as the regular adjustments in annual compensation. (9) Mr. Reilly’s was provided a benefit to maintain his compensation on a post-tax basis at a similar level had he remained in the U.S. to relocate to CN’s head office in Canada. The amount shown for 2021 represents the amount known at the record date of the Meeting and is subject to change upon finalization of his 2021 tax return. The amount shown for 2020 excludes a repayment from Mr. Reilly to CN in November 2021 related to his 2020 tax equalization calculation. Accounting for this repayment, the 2020 tax equalization amount would have been C$200,598. The amount shown for 2019 excludes a repayment from Mr. Reilly to CN in November 2020 related to his 2019 tax equalization calculation. Accounting for this repayment, the 2019 tax equalization amount would have been C$762,214 instead of C$1,060,404. (10) Mr. Reilly was hired in June 2019 and, as such, his salary for 2019 reflects only 6 months. (11) A special cash award of U.S.$1,750,000 (C$2,322,075) was provided to Mr. Reilly upon his hiring at CN in June 2019 in order to mitigate the compensation losses he incurred by leaving BNSF and was determined based on a review of his outstanding short and long-term compensation both in terms of form and timing, with a view to attracting his valued experience and skill set to CN. This amount is included in the 2019 “All Other Compensation” amount and is subject to a 24-month clawback provision in case of resignation or termination for cause. (12) Mr. Malenfant was hired on September 1, 2020 and, as such, his salary for 2020 reflects only 4 months. (13) A special cash award of U.S.$1,000,000 (C$1,341,500) was provided to Mr. Malenfant upon his hiring at CN in September 1, 2020 in order to mitigate the compensation losses he incurred by leaving Wabtec Corporation and was determined based on a review of his outstanding short and long-term compensation both in terms of form and timing, with a view to attract his valued experience and skill set to CN. This amount is included in the 2020 “All Other Compensation” amount and is subject to a 24-month clawback provision in case of resignation or termination for cause. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 68 CN-37 Book - Circulaire 2022 - EN.indb 68 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 69 Total Compensation for the NEOs in U.S. Dollars The following table sets forth the annual total compensation in U.S. dollars for the NEOs, for the years ended December 31, 2021, 2020 and 2019. Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis with U.S.-denominated compensation from the selected Class I Railroad comparator group. NAME AND PRINCIPAL POSITION YEAR SALARY (U.S.$) SHARE-BASED AWARDS (U.S.$) OPTION-BASED AWARDS (U.S.$) NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLANS (U.S.$) PENSION VALUE (U.S.$) ALL OTHER COMPENSATION (U.S.$) TOTAL COMPENSATION (U.S.$) Jean-Jacques Ruest President and Chief Executive Officer 2021 870,000 4,813,279 2,298,400 1,838,766 789,784 22,117 10,632,346 2020 850,000 4,639,646 2,069,920 246,235 377,213 14,889 8,197,903 2019 750,000 4,202,226 2,097,520 – (257,388) 19,685 6,812,043 Ghislain Houle Executive Vice-President and Chief Financial Officer 2021 635,000 1,017,563 832,357 766,907 (520,236) 21,030 2,752,621 2020 620,000 1,017,503 832,382 110,539 (73,133) 12,189 2,519,480 2019 605,000 1,017,622 832,301 – (64,530) 15,355 2,405,748 Robert Reilly Executive Vice-President and Chief Operating Officer 2021 635,000 1,017,563 832,357 766,907 66,304 261,210 3,579,341 2020 600,000 962,533 787,376 105,062 51,694 204,930 2,711,595 2019 320,833 825,044 675,204 – 38,009 2,553,511 4,412,601 Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer 2021 615,000 797,536 652,392 742,753 342,633 16,410 3,166,724 2020 600,000 797,549 652,405 106,973 331,024 11,237 2,499,188 2019 585,000 797,591 652,355 – (206,790) 15,538 1,843,694 Dominique Malenfant Executive Vice-President and Chief Information & Technology Officer 2021 585,000 770,086 629,885 706,521 87,873 12,338 2,791,703 2020 195,000 770,091 629,833 – 20,801 1,003,005 2,618,730 2019 – – – – – – – Extension to Notes (1) and (2) of the Summary Compensation Table on the Calculation of Grant Date Fair Value of Awards The fair value of the LTI awards reflects their expected value on the date of the grant. Since 2014, the value is calculated based on Willis Towers Watson’s expected life binomial methodology in an effort to align the valuation methodology used throughout the compensation review process for benchmarking, grant and disclosure purposes. Share-based awards represent the awards of PSUs under the Share Units Plan. Option-based awards represent the awards of stock options pursuant to the Management Long-Term Incentive Plan. The grant date fair value for PSUs and stock options considers the following assumptions: Share-Based Awards (PSUs) 2019 (JANUARY) 2019 (JUNE 25) 2020 (JANUARY) 2020 (SEPTEMBER 1) 2021 (JANUARY) Closing share price on grant date (C$) 109.65 120.34 125.47 137.66 133.11 Risk-free interest rate over term of the award (1) 1.50% to 1.75% based on yield curve 1.50% to 1.75% based on yield curve 2.50% based on yield curve 2.50% based on yield curve 1.75% based on yield curve Expected stock price volatility over term of the award (2) 18% 18% 17% 17% 21% Expected annual dividends per share (C$) 1.82 1.82 2.15 2.15 2.30 Expected term (3) 3 years 3 years 3 years 3 years 3 years Resulting fair value per unit (C$) ROIC – 64.69 TSR – 84.43 ROIC – 71.00 TSR – 92.66 ROIC – 75.28 TSR – 96.61 ROIC – 82.60 TSR – 106.00 ROIC – 79.87 TSR – 102.49 Option-Based Awards 2019 (JANUARY) 2019 (JUNE 25) 2020 (JANUARY) 2020 (SEPTEMBER 1) 2021 (JANUARY) Closing share price on grant date (C$) 109.65 120.34 125.47 137.66 133.11 Risk-free interest rate over term of the award (1) 1.50% to 2.50% based on yield curve 1.50% to 2.50% based on yield curve 2.50% to 2.75% based on yield curve 2.50% to 2.75% based on yield curve 1.75% to 2.00% based on yield curve Expected stock price volatility over term of the award (2) 19% 19% 18% 18% 20% Expected annual dividends per share (C$) 1.82 1.82 2.15 2.15 2.30 Expected term (3) 6.25 years 6.25 years 6.5 years 6.5 years 6.5 years Resulting fair value per stock option (C$) 17.54 19.25 20.08 22.03 22.63 (1) Based on the zero coupon yield curve rate commensurate with the expected term of a given award. The Willis Towers Watson expected life binomial model uses a yield curve for the risk-free interest rate (with different interest rates applying depending on the lattice node) rather than one particular rate. (2) Based on daily share prices, dividend data and average of volatilities for CN’s NYSE and TSX-listed shares for a period commensurate with the expected term of a given award. (3) Represents the period of time that awards are expected to be outstanding. For option-based awards, the Company uses the SEC Safe Harbor calculation. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 69 CN-37 Book - Circulaire 2022 - EN.indb 69 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 70 The share- and option-based awards are sensitive to variations in assumptions, in particular the risk-free interest rate and stock price volatility. Details of “All Other Compensation” Amounts for 2021, 2020 and 2019 (1) NAME YEAR PERQUISITES AND OTHER PERSONAL BENEFITS (2) (C$) OTHER COMPENSATION (C$) ALL OTHER COMPENSATION (TOTAL OF THE TWO PREVIOUS COLUMNS) (C$) Jean-Jacques Ruest 2021 Nil ESIP employer contribution: 23,324 (3) 27,724 Post-retirement benefits: 4,400 (4) 2020 Nil ESIP employer contribution: 15,973 (3) 19,973 Post-retirement benefits: 4,000 (4) 2019 Nil ESIP employer contribution: 20,920 (3) 26,120 Post-retirement benefits: 5,200 (4) Ghislain Houle 2021 Nil ESIP employer contribution: 21,161 (3) 26,361 Post-retirement benefits: 5,200 (4) 2020 Nil ESIP employer contribution: 11,651 (3) 16,351 Post-retirement benefits: 4,700 (4) 2019 Nil ESIP employer contribution: 16,875 (3) 20,375 Post-retirement benefits: 3,500 (4) Robert Reilly 2021 Nil ESIP employer contribution: 16,677 (3) 327,427 Tax Equalization Amount: 310,750 (5) 2020 Nil ESIP employer contribution: 8,356 (3) 274,913 Tax Equalization Amount: 266,557 (5) 2019 Nil ESIP employer contribution: 5,775 (3) 3,388,254 Special Cash Award: 2,322,075 (6) Tax Equalization Amount: 1,060,404 (5) Sean Finn 2021 Nil ESIP employer contribution: 16,370 (3) 20,570 Post-retirement benefits: 4,200 (4) 2020 Nil ESIP employer contribution: 11,275 (3) 15,075 Post-retirement benefits: 3,800 (4) 2019 Nil ESIP employer contribution: 16,318 (3) 20,618 Post-retirement benefits: 4,300 (4) Dominique Malenfant 2021 Nil ESIP employer contribution: 15,466 (3) 15,466 2020 Nil ESIP employer contribution: 4,031 (3) 1,345,531 Special Cash Award: 1,341,500 (7) (1) This table outlines the perquisites and other compensation received by NEOs in 2021, 2020 and 2019. The amounts are calculated based on the incremental cost to the Company. The policy of the Company on the usage of the corporate aircraft provides that it is restricted to business-related purposes, save for certain exceptional circumstances and subject to reimbursement of cost. (2) Perquisites and other personal benefits include the use of a Company-leased vehicle, parking, club membership, executive physical exam, financial counselling and tax services, and certain healthcare benefits and life insurance coverage. The incremental cost to the Company is determined by the actual cost of the Company-leased vehicle (including gas and maintenance fees), parking, club membership, annual executive physical exam, financial counselling and tax services and by the cost of certain healthcare benefits and life insurance coverage in excess of that offered to salaried employees. See section “Executive Perquisites” on page 60 for more details. Perquisites and other personal benefits that amount to less than C$50,000 (in aggregate) or 10% of total salary for any of the NEOs are reported as “Nil” in this column. (3) Represents the value of the Company-match under the ESIP. See section “Employee Share Investment Plan” on page 60 for more details. (4) Represents the service cost for post-retirement benefits, if applicable. (5) Mr. Reilly’s was provided a benefit to maintain his compensation on a post-tax basis at a similar level had he remained in the U.S. to relocate to CN’s head office in Canada. The amount shown for 2021 represents the amount known at the record date of the Meeting and is subject to change upon finalization of his 2021 tax return. The amount shown for 2020 excludes a repayment from Mr. Reilly to CN in November 2021 related to his 2020 tax equalization calculation. Accounting for this repayment, the 2020 tax equalization amount would have been C$200,598 instead. The amount shown for 2019 excludes a repayment from Mr. Reilly to CN in November 2020 related to his 2019 tax equalization calculation. Accounting for this repayment, the 2019 tax equalization amount would have been C$762,214 instead of C$1,060,404. (6) Represents a special cash award of U.S.$1,750,000 (C$2,322,075) paid to Mr. Reilly upon his hire in June 2019 in order to mitigate compensation losses incurred as a result of his departure from BNSF and was determined based on a review of his then outstanding short- and long-term compensation, both in terms of form and timing, with a view to attracting his valued experience and skill set to CN. The special cash award is subject to a 24-month clawback provision in case of resignation or termination for cause. (7) Represents a special cash award of U.S.$1,000,000 (C$1,341,500) paid to Mr. Malenfant upon his hire in September 2020 to mitigate his compensation losses incurred as a result of his departure from Wabtec Corporation. The special cash award is subject to a 24-month clawback provision in case of resignation or termination for cause. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 70 CN-37 Book - Circulaire 2022 - EN.indb 70 2022-04-07 01:23 2022-04-07 01:23

Incentive Plan Awards

Share-Based and Option-Based Awards in 2021

The following table shows information regarding grants of PSUs made to NEOs under the Share Units Plan, grants of stock options made under the MLTIP and awards of Company-matched deferred share units under the VIDP in 2021, if any.

NAME	GRANT DATE	AWARD TYPE	SECURITIES, UNITS OR OTHER RIGHTS (#)	END OF PLAN PERIOD OR EXPIRY DATE	SHARE PRICE ON DATE OF GRANT (C$)	AWARD'S GRANT DATE FAIR VALUE[1] (C$)
Jean-Jacques Ruest	January 28, 2021	PSUs[2]	70,310	December 31, 2023	133.11	6,159,399
		Options[3]	130,000	January 28, 2031	133.11	2,941,900
Ghislain Houle	January 28, 2021	PSUs[2]	14,864	December 31, 2023	133.11	1,302,143
		Options[3]	47,079	January 28, 2031	133.11	1,065,398
Robert Reilly	January 28, 2021	PSUs[2]	14,864	December 31, 2023	133.11	1,302,143
		Options[3]	47,079	January 28, 2031	133.11	1,065,398
Sean Finn	January 28, 2021	PSUs[2]	11,650	December 31, 2023	133.11	1,020,581
		Options[3]	36,900	January 28, 2031	133.11	835,047
Dominique Malenfant	January 28, 2021	PSUs[2]	11,249	December 31, 2023	133.11	985,454
		Options[3]	35,627	January 28, 2031	133.11	806,239

(1) The grant date fair values reported for PSUs and stock options are calculated using the same assumptions as described in the extension to footnotes 1 and 2 of the "Summary Compensation Table" on page 67.

(2) The PSUs granted in 2021 were made under the Share Units Plan. The payout of PSUs granted in 2021 to NEOs is subject to two distinct performance measures. Sixty percent (60%) of the PSU award is subject to the achievement of PSU-ROIC objectives for the period ending on December 31, 2023, and to the attainment of a minimum average closing share price established at the beginning of the cycle of C$140.07 or U.S.$109.66. The remaining 40% is subject to the TSR performance of CN measured against two comparator groups i) selected Class I Railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2023. Details are described under "Performance Share Units: 2021 Award" on page 58.

(3) The stock options granted in 2021 were made under the MLTIP and vest over a period of five years, with 20% of the stock options vesting at each anniversary date of the award. Unexercised stock options shall expire on the tenth anniversary of the date of the award. See section "Management Long-Term Incentive Plan" on page 73 for a description of the plan.

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards made to NEOs and outstanding on December 31, 2021.

	OPTION-BASED AWARDS[1]				SHARE-BASED AWARDS		
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE[2] (C$)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS[3] (C$)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED[4] (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED[5] (C$)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED[6] (C$)
Jean-Jacques Ruest	130,000	131.45	2031/01/28	42,329,216	144,412	22,421,145	37,585,401
	136,000	120.23	2030/01/30				
	157,000	105.54	2029/01/31				
	55,053	113.95	2028/07/26				
	65,387	99.20	2028/01/25				
	67,942	88.62	2027/01/26				
	77,407	66.70	2026/01/28				
	57,090	84.67	2025/01/29				
	60,120	66.89	2024/02/03				
Ghislain Houle	47,079	131.45	2031/01/28	17,823,222	31,115	4,830,858	8,938,419
	54,690	120.23	2030/01/30				
	62,298	105.54	2029/01/31				
	60,908	99.20	2028/01/25				
	56,618	88.62	2027/01/26				
	18,047	80.43	2026/07/27				
	10,546	74.17	2026/01/28				
	7,892	84.55	2025/01/29				
	8,260	58.71	2024/02/03				
	8,680	47.30	2023/01/24				
Robert Reilly	47,079	131.45	2031/01/28	4,767,293	30,237	4,694,542	1,903,893
	51,733	120.23	2030/01/30				
	46,152	115.51	2029/06/25				
Sean Finn	36,900	131.45	2031/01/28	6,892,445	24,388	3,786,437	1,870,030
	42,865	120.23	2030/01/30				
	45,829	105.54	2029/01/31				
	27,176	93.19	2028/03/08				
	8,211	88.62	2027/01/26				
Dominique Malenfant	35,627	131.45	2031/01/28	1,679,106	22,363	3,472,039	0
	37,401	133.04	2030/09/01				

CD
Compensation Discussion and Analysis

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CN
Compensation Discussion and Analysis

(1) Includes all stock options granted under the MLTIP and outstanding on December 31, 2021.

(2) Where applicable, stock option exercise prices in U.S. dollars resulting from stock option grants to NEOs made in U.S. dollars were converted to Canadian dollars using the December 31, 2021, exchange rate of U.S.$1.00 = C$1.2637. The conversion of these option exercise prices results in different Canadian dollar equivalent values for stock option grants made in U.S. dollars when compared to the values presented in the "Share-Based and Option-Based Awards in 2021" table on page 71, under the "Share Price on Date of Grant" column. The following table presents the option exercise prices that were converted to Canadian dollars based on the December 31, 2021 exchange rate:

OPTION EXPIRATION DATE	OPTION EXERCISE PRICE (U.S.$)	OPTION EXERCISE PRICE (C$)	OPTION EXPIRATION DATE	OPTION EXERCISE PRICE (U.S.$)	OPTION EXERCISE PRICE (C$)
2031/01/28	104.02	131.45	2028/01/25	78.50	99.20
2030/09/01	105.28	133.04	2027/01/26	70.13	88.62
2030/01/30	95.14	120.23	2026/07/27	63.65	80.43
2029/06/25	91.41	115.51	2026/01/28	52.78	66.70
2029/01/31	83.52	105.54	2025/01/29	67.00	84.67
2028/07/26	90.17	113.95	2024/02/03	52.93	66.89
2028/03/08	73.74	93.19	2023/01/24	47.18	59.62

(3) The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in Canadian dollars is the difference between the closing share price of the common shares on December 31, 2021, on the TSX (C$155.38) and the exercise price. The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in U.S. dollars is the difference between the closing share price of the common shares on December 31, 2021, on the NYSE (U.S.$122.86) converted to Canadian dollars based on the December 31, 2021, exchange rate of U.S.$1 = C$1.2637 (i.e. U.S.$122.86 × 1.2637 = C$155.26) and the exercise price converted to Canadian dollars using this same exchange rate. Please refer to Note 2 of this table for additional details. This value has not been and may never be realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(4) Includes all PSUs outstanding on December 31, 2021, that have not vested on such date under the Share Units Plan. Payouts for these units are conditional upon meeting performance measures and a minimum share price condition that may or may not be achieved.

(5) The value of outstanding share units awarded under the Share Units Plan in Canadian dollars is based on the closing price of the common shares on the TSX on December 31, 2021 (C$155.38). The value of outstanding share units awarded under the Share Units Plan in U.S. dollars is based on the closing price of the common shares on the NYSE on December 31, 2021 (U.S.$122.86), converted to Canadian dollars based on the December 31, 2021 exchange rate of U.S.$1 = C$1.2637 (i.e. U.S.$122.86 × 1.2637 = C$155.26). The values assume that the target average Relative TSR and PSU-ROIC objectives (i.e. 100%) and the minimum share price condition are met. In accordance with the Share Units Plan, a performance vesting factor between 0% and 200% will apply to the awarded share units.

(6) Includes the value as at December 31, 2021 of the 2019 PSU awards granted under the Share Units Plan. The value is based on the closing price of the common shares on the TSX on December 31, 2021 (C$155.38) for grants made in Canadian dollars and based on the closing price of the common shares on the NYSE on December 31, 2021 (U.S.$122.86) converted to Canadian dollars based on the December 31, 2021 exchange rate of U.S.$1 = C$1.2637 (i.e. U.S.$122.86 × 1.2637 = C$155.26) for grants made in U.S. dollars. The payout of the 2019 PSUs awards was subject to two distinct performance measures. Seventy percent (70%) of the 2019 PSU award was subject to the achievement of PSU-ROIC objectives for the period ending on December 31, 2021, and to the attainment of a minimum average closing share price established at the beginning of the cycle of C$104.19 or U.S.$77.08. The average PSU-ROIC for the period ended on December 31, 2021 was 14.16%, exceeding the target for the plan period, and the minimum share price condition was met. The PSU-ROIC performance vesting factor was therefore 82.8%. The remaining thirty percent (30%) was subject to the TSR performance of CN measured against two comparator groups i) selected Class I Railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2021. The Relative TSR performance of CN resulted in a Relative TSR performance vesting factor of 71.6%. The 2019 PSU awards were equity-settled for all NEOs on February 28, 2022.

Also includes the value as at December 31, 2021 of the DSUs that have vested under the terms of the VIDP based on the closing share price of the Company's common shares on the TSX of C$155.38. Units held under this deferred compensation plan are only payable upon cessation of employment (please refer to page 74 for more details on the "Company's Deferred Compensation Plans"). The following table provides the breakdown, for each of the NEOs, of the market value of vested share-based awards that were not paid out or distributed on December 31, 2021:

NAME	2019 PSUs (C$)	ACCUMULATED DSUs (C$)	TOTAL (C$)
Jean-Jacques Ruest	9,852,686	27,732,715	37,585,401
Ghislain Houle	2,385,944	6,552,475	8,938,419
Robert Reilly	1,767,521	136,372	1,903,893
Sean Finn	1,870,030	–	1,870,030
Dominique Malenfant	–	–	–

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value from incentive plans vested or earned by NEOs under the Company's incentive plans, including the annual incentive bonus, PSUs, DSUs and stock options earned during the financial year ended December 31, 2021.

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR[1] (C$)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR[2] (C$)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR[3] (C$)
Jean-Jacques Ruest	2,763,582	9,852,686	2,323,649
Ghislain Houle	1,673,465	2,385,944	969,140
Robert Reilly	294,581	1,767,521	969,140
Sean Finn	1,644,483	1,870,030	938,617
Dominique Malenfant	157,082	–	892,831

(1) Represents the value of the potential gains from stock options granted under the MLTIP in 2017, 2018, 2019 and 2020 that vested during the 2021 financial year. Grants made prior to 2020 all vest over four years, with 25% of stock options vesting on each anniversary date, while grants made in or after 2020 vest over five years, with 20% of stock options vesting on each anniversary date (see section "Management Long-Term Incentive Plan" starting on page 73 for a description of the Plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the stock option grant anniversary dates in 2021 and the exercise price, converted to Canadian dollars when applicable using the exchange rate on such vesting date (see "Currency Exchange Information" on page 79). This value has not been and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(2) Includes PSUs granted in 2019 that vested on December 31, 2021 under the Share Units Plan and the Company-matched DSUs that vested during the year. Mr. Reilly received a bonus payment in 2021 for the 2020 year and as such, the first vesting anniversary date of the Company-matched DSUs was in February 2022.

(3) Represents the amount of bonus earned under the AIBP for the financial year ended on December 31, 2021.

Incentive Plan Awards – Value of Exercised Stock Options and Performance Share Units Paid During the Year

The following table lists the number of shares acquired and the value realized as a result of stock options exercised by NEOs in 2021 as well as PSUs which vested on December 31, 2021. For stock options exercised, the value realized is calculated by multiplying the number of shares acquired by the difference between the exercise price and the market price of CN common shares on the exercise date.

	STOCK OPTIONS		PSUs	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE (C$)	VALUE REALIZED ON DECEMBER 31, 2020 (C$)	TOTAL VALUE REALIZED (C$)
Jean-Jacques Ruest	–	–	9,852,686	9,852,686
Ghislain Houle	11,200	1,379,193	2,385,944	3,765,137
Robert Reilly	–	–	1,767,521	1,767,521
Sean Finn	5,000	196,214	1,870,030	2,066,244
Dominique Malenfant	–	–	–	–

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CN | Management Information Circular 2022

CN | Management Information Circular 2022 73 Management Long-Term Incentive Plan The MLTIP was approved by the Company’s shareholders on May 7, 1996 and amended on April 28, 1998; April 21, 2005; April 24, 2007; March 4, 2008; January 27, 2015; January 1, 2019, and on January 1, 2020. Eligible participants under the MLTIP are employees of the Company or its affiliates as determined by the Board. Grants cannot be made to non-employee directors under the MLTIP. The maximum number of common shares that may be issued under the MLTIP is 120,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the MLTIP, as at March 31, 2022. Stock Options Outstanding and Available for Grant as of March 31, 2022 NUMBER OF COMMON SHARES (#) % OF OUTSTANDING COMMON SHARES Stock options already granted and outstanding 3,789,163 0.55% Stock options issuable under the MLTIP 13,132,463 1.89% Shares issued following the exercise of stock options 103,078,374 14.85% Stock Options Granted under the MLTIP as at December 31, 2021, 2020 and 2019 The following table presents information concerning stock options granted under the MLTIP as at December 31 of the years below. 2021 2020 2019 Number of stock options granted during the year 706,704 748,763 933,372 Number of employees who were granted stock options 203 201 209 Number of stock options outstanding at year-end 3,581,583 3,630,673 3,736,116 Weighted average exercise price of stock options outstanding C$105.32 C$97.15 C$86.89 Number of stock options granted as a % of outstanding shares (1) 0.10% 0.11% 0.13% Number of stock options exercised 628,323 798,591 1,116,974 (1) Annual burn rate, as calculated in accordance with Section 613(p) of the TSX Company Manual. As per the terms of the MLTIP, the maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the MLTIP and under any other plan, which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. The maximum number of common shares that may be issued to insiders, at any time, under all security-based compensation, cannot exceed 10% of the issued and outstanding common shares. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. As demonstrated in the previous table, the number of stock options granted is well below the 1% limitation. Stock options are non- transferable except, in certain circumstances, upon the death of the holder of such stock options. Stock Option Features GRANT CURRENCY SAME CURRENCY AS THE RECIPIENT’S SALARY Exercise Price At least equal to the closing share price of the common shares on the TSX or the NYSE (depending on the grant currency) on the grant date. Term Ten years Vesting Criteria Stock options may become exercisable on the anniversary date (“conventional stock options”) and/or upon meeting performance targets (“performance options”) as established for each grant. Since 2005, grants have been of conventional stock options, which vest over four years, with 25% of stock options vesting on each anniversary. Effective January 1, 2020, grants vest over five years, with 20% of stock options vesting on each anniversary. Termination Conditions Stock options shall be cancelled upon the termination of a participant’s employment for cause or if the participant voluntarily terminates employment. In the event that a participant’s employment is terminated by the Company other than for cause, all stock options held by such participant continue to vest and shall be cancelled three months after termination of the participant’s employment. For awards made in 2019 and before, all vested stock options at time of termination held by such participant shall be cancelled three months after termination of the participant’s employment, and all unvested stock options at time of termination shall be cancelled at termination. In the case of retirement, stock options continue to vest and shall be cancelled four years after the retirement date. For awards made in 2019 and before, stock options continue to vest and shall be cancelled three years after the retirement date Since January 1, 2019, in the event of a participant’s death, all available stock options immediately vest and may be exercised by the estate within a period of twelve months from the date of death. In the event non-compete, non-solicitation, confidentiality or other conditions of the grant are breached, stock options shall be forfeited and cancelled. These conditions are subject to the discretion of the Committee. At the 2007 annual meeting, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the MLTIP. Such amendment provisions state that the Board or the Committee, as provided in the MLTIP or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the MLTIP or suspend or terminate the MLTIP or amend the terms of any then outstanding award of stock options under the MLTIP (“Options”) provided, however, that the Company shall obtain shareholder approval for: (i) Any amendment to the maximum number of common shares issuable under the MLTIP, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”); (ii) Any amendment which would allow non-employee directors to be eligible for new awards under the MLTIP; (iii) Any amendment which would permit any Option granted under the MLTIP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements); (iv) The addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the MLTIP reserve; (v) The addition in the MLTIP of deferred or performance share unit provisions or any other provisions which result in participants receiving common shares while no cash consideration is received by the Company; Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 73 CN-37 Book - Circulaire 2022 - EN.indb 73 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 74 (vi) Any r eduction in the exercise price of an Option after the Option has been granted to a participant or any cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment; (vii) Any extension to the term of an outstanding Option beyond the original expiry date, except in the case of an extension due to a blackout period; (viii) Any increase to the maximum number of common shares that may be issued: a.  Under the MLTIP to any participant during any calendar year; or b.  Under the MLTIP and under any other plan to any participant; and (ix) The addition in the MLTIP of any form of financial assistance and any amendment to a financial assistance provision, which is more favourable to participants. No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of Options previously granted under the MLTIP, unless the rights of the participants have terminated in accordance with the MLTIP. On March 4, 2008, the MLTIP was amended to include a “double- trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance-based stock options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. Please refer to “Change of Control Provisions” on page 60 for more details on such amendment. On January 27, 2015, the MLTIP was amended to make certain changes to the retirement definition. Before January 27, 2015, the retirement definition of the MLTIP was based on the retirement definition of pension plans. All reporting and non-reporting Company insiders were subject to a retirement definition providing for a minimum retirement age of 55. The amended retirement definition maintains the retirement age at 55 and introduces a minimum continuous service condition of five (5) years to be eligible for continued vesting and exercise of stock options upon retirement. In late 2018, the Board approved changes to the MLTIP which became effective as of January 1, 2019. The retirement definition of the MLTIP was amended for awards made in 2019 and after, to the earlier of (i) 55 years of age and twelve (12) years of continuous service, or (ii) 60 years of age and seven (7) years of continuous service. Another amendment was also made to remove the three-month continued vesting provision in case of involuntary termination without cause for awards made in 2019 and after. The vested stock options at the time of involuntary termination without cause remain exercisable for a period of three months from the termination date, however no stock options become vested during such three-month period. Finally, the MLTIP was amended to provide immediate vesting of all stock options in case of death of the participant. In July 2019, the Board approved changes to the MLTIP which became effective as of January 1, 2020. The vesting period of the stock options for awards made in 2020 and after was increased from a four-year period, with 25% of the stock options granted that vest on each anniversary date over the first four years of the grant, to a five- year period, with 20% of the stock options granted that vest on each anniversary date over the first five years of the grant. Finally, the time period to exercise stock options upon retirement for awards made in 2020 and after was increased from three to four years following the retirement date to align with the change to the vesting period. Deferred Compensation Plans The VIDP was introduced by the Company in 2002. This plan allows NEOs and other senior management employees to elect to defer up to 100% of their annual bonus into DSUs remitted upon retirement or termination of employment. A DSU is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional DSUs, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the closing share price on the deferral date. Deferral elections are made at least six months prior to the end of the performance period of the incentive plan. The maximum total amount participants can defer to DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section on “Stock Ownership” under “Other Key Compensation Programs of the Company” on page 60 for a detailed description). The Company also credits a Company match equal to 25% of the number of DSUs resulting from an eligible deferral. These Company-matched DSUs vest over a period of four years (25% per year) from the deferral date. Due to its tax effectiveness and the additional match provided by the Company, this plan offers an opportunity for executives to increase their ownership in CN, linking their future returns to the share price performance. In October 2014, CN modified its VIDP to settle future award payouts in CN common shares purchased on the open market rather than cash. The changes affect DSU awards made in 2016 or after. As a result, amounts deferred in DSUs after January 1, 2016 are settled in shares upon retirement or termination (including vested Company-matched DSUs as well as notional dividends accrued over the deferral period and subject to mandatory waiting periods or monthly instalments for eligible U.S. taxpayers). Following the modification of the VIDP, executives, including NEOs and senior management employees, were offered a one-time election to settle past DSU awards in CN common shares purchased on the open market rather than cash and according to the plan terms. All NEOs have elected to convert their settlement in common shares purchased on the open market. No modification to the nature of the deferrals under the AIBP plan can be made, unless the Board approves an amendment to the plans. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 74 CN-37 Book - Circulaire 2022 - EN.indb 74 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 75 Employment Arrangements President and CEO The Company has not entered into written employment agreement with the President and CEO. It has only provided an appointment letter setting forth general details of employment, which are all described in this Information Circular. The President and CEO is eligible for the same compensation, benefit plans and programs as the other executives except for the following: • Under the AIBP , his target payout is 140% of base salary with a payout ranging from 0% to 280%. • Mr. Ruest is required to maintain a minimum level of stock ownership equivalent to eight times his annual salary. He is also required to maintain this stock ownership level for one year following cessation of employment. • Mr. Ruest is limited to participating in only one outside public company board. New President and CEO Tracy Robinson was appointed President and Chief Executive Officer in January 2022, effective February 28, 2022. • Annual target compensation for Ms. Robinson was set within the current executive compensation framework, taking into account competitive positioning and executive experience. Under the AIBP, her target payout is 140% of base salary with a payout ranging from 0% to 280%. • Ms. Robinson will be subject to a share ownership guideline of eight times base salary, to be achieved by the fifth anniversary of her start date. • A special make-whole award of C$1,675,000 was provided to Ms. Robinson in order to mitigate the forfeiture of compensation she incurred by leaving TC Energy. The make-whole award was determined based on a review of her outstanding incentive compensation awards that were forfeited, both in terms of form and timing. The special award includes a combination of cash, standard CN Performance Share Units and 5-year term CN Stock Options with 2-year vesting. This combination is intended to provide an equivalent replacement for her forfeited compensation while also providing retentive value. The make-whole award is subject to a 24-month clawback provision in case of resignation or termination for cause and Performance Share Units and Stock Options are subject to non-compete provisions. • Additionally, CN has provided Ms. Robinson with certain severance and termination provisions deemed to be appropriate in the circumstances surrounding her recruitment as President and CEO. These include 1) a severance amount in the event of an involuntary termination without cause equal to two times annual base salary plus two times target annual bonus under the AIBP and 2) continuation of 2022 long-term incentive and special make- whole equity awards in the event of an involuntary termination without cause prior to January 31, 2023. Other NEOs The Company has not entered into written employment agreements with the other NEOs. It has only provided appointment letters setting forth general details of employment, which are all described in this Information Circular. Pension Plan Benefits Pension Plans and Other Retirement Arrangements CN Pension Plan (“CNPP”) and CN Pension Plan for Senior Management (“CNPPSM”) Messrs. Ruest, Houle and Finn participate in the CNPP and CNPPSM, which are federally-registered defined benefit pension plans designed to provide retirement benefits based on pensionable years of service and highest average earnings. Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Under the CNPP, pensionable earnings consist of base salary and overtime. Under the CNPPSM, pensionable earnings include base salary, overtime, and bonuses paid by the Company under the AIBP, up to the employee’s target level. In 2021, the aggregate annual retirement benefit payable under both plans was subject to a maximum of C$3,246 per year of pensionable service and was calculated as follows: • 1.7% of highest average earnings up to the average year’s maximum pensionable earnings (the “YMPE”) as defined under the Quebec/Canada Pension Plan, multiplied by the number of years of pensionable service (maximum 35 years) plus • 2.0% of highest average earnings in excess of the YMPE, multiplied by the number of years of pensionable service (maximum 35 years). Under both the CNPP and CNPPSM, if the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement from active employment, the participant is eligible to receive an immediate, unreduced pension, subject to the Company’s consent. Retirement benefits vest immediately when participation begins. Special Retirement Stipend Executives and senior management employees who participate in the CNPP also participate in a non-registered, supplemental executive retirement program called the Special Retirement Stipend (the “SRS”). SRS participants enter into an agreement with the Company, which includes confidentiality, non-compete, and non-solicitation clauses. Messrs. Ruest, Houle and Finn have each signed a SRS agreement. The annual amount payable under the SRS equals 2% of the employee’s highest average earnings in excess of the average earnings that result in the maximum pension payable under the CNPP and CNPPSM (approximately C$171,518 in 2021), multiplied by the number of years of pensionable service (maximum 35 years). Earnings consist of base salary and bonuses paid by the Company under the AIBP, up to the employee’s target level. If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced SRS benefit, subject to the conditions set out in the SRS agreement. SRS benefits for employees who entered into an SRS agreement prior to July 1, 2002, vest after two years of employment. For employees who entered into an SRS agreement on or after July 1, 2002, the SRS benefits become vested only if the employee remains in active service for two years and until the age of 55. SRS retirement benefits are paid out of operating funds. Mr.  Ruest’s annual benefit payable under the SRS is capped at C$1,000,000. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 75 CN-37 Book - Circulaire 2022 - EN.indb 75 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 76 Defined Contribution Pension Plan for Executives and Senior Management (“DCPP”) Mr. Malenfant participates in the DCPP. The DCPP is a federally- registered defined contribution pension plan that was introduced for executives and senior management employees on January 1, 2006. For non-unionized employees other than executives and senior management, a separate defined contribution plan was also introduced on the same date. Executives and senior management employees hired prior to January 1, 2006, had a one-time opportunity to either join the DCPP or maintain participation in the CNPP and CNPPSM mentioned above. Messrs. Ruest, Houle and Finn elected to remain in the CNPP and CNPPSM. Executives and senior management employees hired on or after January 1, 2006, automatically join the DCPP. Executives participating in the DCPP contribute a specific percentage of their pensionable earnings into their account and the Company contributes the same percentage, subject to the maximum contribution imposed by the Canadian Income Tax Act (C$29,210 in 2021). The contribution percentage for executives depends on age and service as follows: POINTS (SUM OF AGE AND SERVICE) % OF PENSIONABLE EARNINGS Up to 39 6% 40 – 49 7% 50 – 59 8% 60 and above 9% Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. All contributions vest immediately and are invested in various investment funds as selected by the participant. No withdrawals or distributions are permitted prior to employment termination. Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”) Mr. Malenfant participates in the DC SERP. The DC SERP is a non-registered defined contribution pension plan designed to provide executives and senior management employees with retirement benefits in excess of the Canadian Income Tax Act limit applicable to the DCPP described above. Once contributions have reached the limit prescribed by the Canadian Income Tax Act in the DCPP in a given year, an amount equal to employer and employee contributions in excess of the limit is gradually credited by the Company to a notional account under the DC SERP. These notional contributions vest after two years of employment. Employees do not contribute to the DC SERP. By default, notional contributions accrue investment credits using investment options as selected by the participant in the DCPP. However, participants can make a different investment election under the DC SERP. No withdrawals or distributions are permitted prior to employment termination. Effective January 1, 2011, the DC SERP was amended to include certain confidentiality, non-compete, non-solicitation, and other covenants as a condition of payment of retirement benefits accruing as of the effective date. Canadian National Railway Company Savings Plan for U.S. Operations (“401(k) Plan”) Mr. Reilly participates in the 401(k) Plan, which is a defined contribution retirement plan qualified under Section 401(a) of the Internal Revenue Code offered to U.S. based CN employees. Non-unionized employees participating in the 401(k) Plan may elect to defer of up to 100% of their pensionable earnings in the plan and the Company contributes an amount equal to 50% of the first 6% of the pensionable earnings an employee elects to defer to the 401(k) Plan (“Matching Contribution”). Both employee deferrals and Matching contributions are subject to annual limits imposed by the U.S. Internal Revenue Code. All Matching Contributions vest immediately. Under the defined contribution component of the 401(k) Plan, the Company makes an additional contribution for non-unionized employees of 3.5% of pensionable earnings (“Management Contribution”). Management Contributions vest after three years of employment. Pensionable earnings include base salary and are subject to the annual compensation limit imposed by the Internal Revenue Code (U.S.$290,000 in 2021). The total of all contributions to the 401(k) Plan – employee deferrals, Matching Contributions and Management Contributions for any employee in a plan year are subject to an annual limit imposed by the Internal Revenue Code (U.S.$58,000 in 2021). All contributions are invested in various investment funds as selected by the participant. Canadian National Railway Defined Contribution Supplemental Executive Retirement Plan (“US DC SERP”) Mr. Reilly participates in the US DC SERP. The US DC SERP is a non-qualified defined contribution pension plan designed to provide U.S. based CN executives and senior management employees with supplemental retirement benefits in addition to the 401(k) Plan described above. The Company credits contributions to a notional account under the US DC SERP. Employees do not contribute to the US DC SERP. The annual contribution percentage credited to executives by the Company depends on age and service as follows: POINTS (SUM OF AGE AND SERVICE) % OF PENSIONABLE EARNINGS Up to 39 5% 40 – 49 6% 50 – 59 7% 60 and above 8% Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. These notional contributions vest after two years of employment. A participant’s notional contributions accrue investment credits as if invested in a default investment option unless the participant makes other investment elections. No withdrawals or distributions are permitted prior to employment termination. Distributions after termination of employment are made in the number of instalments elected by the participant. Effective January 1, 2011, the US DC SERP was amended to include certain confidentiality, non-compete, non-solicitation, and other covenants as a condition of payment of contributions accruing after 2010. Retirement Plans Changes Effective April 1, 2024 In 2021, the Board approved the following changes to CN’s retirement plans effective April 1, 2024 for all executives, senior management and management employees. These changes are part of the long- term effort to drive consistency and harmonization in CN’s retirement offerings while at the same time continuing to offer employees highly attractive retirement benefits. Effective April  1, 2024, all executives, senior management and management employees currently participating in CN’s Defined Benefit pension (DB) plans will be transferred to CN’s defined contribution (DC) retirement plans, which means: • Effective on March 31, 2024, CN’s DB plans will be frozen for all above mentioned employees. Accumulation of pensionable service and increases in pensionable earning after that date will not be included in the calculation of DB pension after that date. • On April 1, 2024, all executives, senior management and management currently participating in DB plans will automatically join CN’s existing DC plans. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 76 CN-37 Book - Circulaire 2022 - EN.indb 76 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 77 Defined Benefit Plans Table The following amounts have been calculated using the actuarial assumptions disclosed in Note 17 — Pensions and Other Post-retirement Benefits, on page 96 of the 2021 Annual Report and in Note 15 — Pensions and Other Post-retirement Benefits, on page 88 of the 2020 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company’s defined benefit registered pension plans and non-registered supplemental pension arrangements for 2021 and are in Canadian dollars. NAME NUMBER OF YEARS OF CREDITED SERVICE (#) ANNUAL BENEFITS PAYABLE OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION (4) (C$) COMPENSATORY CHANGE (C$) (1) CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION (4) (C$) AT YEAR END (2) (C$) AT AGE 65 (3) (C$) SERVICE COST IMPACT OF SALARY/ BONUS (5) IMPACT OF PLAN CHANGES (6) TOTAL NON- COMPENSATORY CHANGE (7) (C$) Jean-Jacques Ruest 25.67 827,000 827,000 (8) 13,422,000 484,000 521 000 – 1,005,000 (153,000) 14,274,000 Ghislain Houle 24.32 556,000 630,000 11,740,000 449,000 114,000 (1,225,000) (662,000) (1,044,000) 10,034,000 Sean Finn 28.00 685,000 725,000 13,052,000 436,000 – – 436,000 (1,092,000) 12,396,000 (1) The change in present value that is attributable to compensation includes the service cost net of employee contributions, the impact of any increase in earnings in excess or below what was assumed to be granted in the future and the impact of plan changes. The service cost net of employee contributions is the estimated value of the employer portion of benefits accrued during the calendar year. (2) Annual benefits payable at year end represent accrued benefits as at December 31, 2021 (based on service and pay up to December 31, 2021), payable at age 65 or at unreduced retirement date, if earlier. Actual benefits payable at year end would have been reduced for employees not yet eligible for unreduced benefits. (3) The projected pension reflects the retirement plans changes effective on April 1, 2024. Pensionable earnings and service up to March 31, 2024, if applicable, are used in the calculation. The projected pension is based on current compensation levels and assumes the executive will receive 80% of his target bonus for years 2022 to 2024. 2024 bonus, which will be paid in 2025, will be pensionable at a rate of 3/12 to account for the period prior to the retirement plans changes effective April 1, 2024 if still actively employed on December 31, 2024. (4) The present value of the defined benefit obligation is the value of the benefits accrued for all service to the specified point in time. (5) Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. The impact of salary/bonus is nil for Mr. Finn because, the inclusion of the 2021 earnings in the average pensionable earnings did not result in a higher average compared to the average calculated last year. (6) The impact of plan changes reflects the retirement plans changes approved by the Board in 2021 and effective April 1, 2024. This has no impact for Mr. Finn and Mr. Ruest as they both reach the normal retirement age of 65 before March 31, 2024 and, as per the pension retirement assumptions, are assumed to have retired before the changes are effective. (7) The change in present value that is attributable to non-compensatory elements includes changes in assumptions, change in currency, interest cost, employee contributions, any benefit payments and experience gains and losses (other than for difference in earnings). The impact on the present value at the end of 2021 relating to non-compensatory elements was mainly due to an increase in the discount rate, a decrease in the currency exchange rate, experience gains when applicable which decreased the present value. This was partially offset by interest on the benefit obligation and experience losses when applicable. (8) Mr. Ruest has reached age 65 in April 2020. The annual benefit shown is the annual benefit he would receive had he retired as at December 31, 2021 Defined Contribution Plans Table The table below includes amounts from the Company’s registered and non-registered defined contribution plans. NAME ACCUMULATED VALUE AT START OF YEAR (C$) COMPENSATORY AMOUNT (1) (C$) NON-COMPENSATORY AMOUNT (2) (C$) ACCUMULATED VALUE AT YEAR END (C$) Robert Reilly 148,042 84,372 32,271 264,685 Dominique Malenfant 42,174 111,819 24,273 178,266 (1) Repr esents employer contributions and notional contributions in the non-registered defined contribution plan. (2) Represents employee contributions and, if any, investment gains and losses and notional investment credits and losses. Non-Registered Plans Table The following table provides the total present value of CN’s non-registered defined benefit and defined contribution plans. These amounts were determined using the actuarial assumptions disclosed in Note 17 — “Pensions and Other Post-retirement Benefits”, on page 96 of the 2021 Annual Report and in Note 15 — Pensions and Other Post-retirement Benefits, on page 88 of the 2020 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com. Amounts include the value of pension benefits for active, deferred and retired executive and senior management participants for 2021. PLANS OPENING PRESENT VALUE OF BENEFIT OBLIGATION (C$) CLOSING PRESENT VALUE OF BENEFIT OBLIGATION (C$) Non-Registered Defined Benefit Plans in Canada and the U.S. 518,600,000 440,100,000 (1) Non-Registered Defined Contribution Plans in Canada and the U.S. 7,468,000 8,424,000 (1) The decrease in the present value at the end of 2021 for defined benefit plans was mainly due to an increase in the discount rate, a decrease in the currency exchange rate, experience gains and the impact of benefit payments. This was partially offset by benefit accruals and interest on the benefit obligation. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 77 CN-37 Book - Circulaire 2022 - EN.indb 77 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 78 Termination and Change of Control Benefits The Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, Change of Control or a change in responsibilities of a NEO, other as described below in respect of the new President and CEO and other than the conditions provided in the compensation plans, and summarized as follows: RESIGNATION INVOLUNTARY TERMINATION RETIREMENT (3) CHANGE OF CONTROL TERMINATION FOR CAUSE Annual Incentive Bonus Plan Forfeits eligibility for the plan Entitled to a bonus based on corporate, safety and strategic performance metrics and pro-rated on active service in plan year (minimum of three months) Entitled to a bonus based on corporate, safety and strategic performance metrics and pro-rated on active service in plan year (minimum of three months), subject to providing a three-month notice period prior to retirement No specific provision Forfeits eligibility for the plan Stock Options (1) All stock options are cancelled Grants made before January 2019 Continued vesting for three months Exercise of vested stock options within three months or otherwise forfeited Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Grants made since January 2019 Exercise of vested stock options upon involuntary termination within three months or otherwise forfeited Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Grants made before January 2020: continued vesting for three years if the executive remains in continuous and active service until the last day of the year in which the grant was made; exercise of vested stock options within three years or otherwise forfeited Grants made since January 2020: continued vesting for four years if the executive remains in continuous and active service until the last day of the year in which the grant was made; exercise of vested stock options within four years or otherwise forfeited Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason (2) within two years of the Change of Control All stock options are cancelled Performance Share Units (1) All PSUs are cancelled Grants made since January 2019 Partial payout if performance measures are met and pro-rated based on the number of months of active service during the plan period Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Full payout if performance measures are met and if the executive remains in continuous and active service until March 31 of the year following the year in which the grant was made Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason (2) within two years of the Change of Control All PSUs are cancelled Deferred Share Units Payment of all vested units, including the vested Company- matched DSUs Payment of all vested units, including the vested Company-matched DSUs Payment of all vested units, including the vested Company-matched DSUs Immediate vesting of unvested Company-matched DSUs Payment of all vested units, including the vested Company- matched DSUs Registered Pension Plans Payment of vested benefits Payment of vested benefits Payment of vested benefits Payment of vested benefits Payment of vested benefits Non-Registered Pension Plans and Arrangements (1) Payment of vested benefits Payment of vested benefits Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Payment of vested benefits Subject to compliance with the two-year non- compete, non-solicitation and confidentiality provisions Payment of vested benefits Payment of vested benefits, except for SRS benefits which are forfeited (1) In the event of resignation, involuntary termination, retirement or Change of Control, the payment of awards or vested benefits is subject to certain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive provisions as per the respective plan rules and arrangements. (2) A resignation for good reason may take place only during the 24 months following a Change of Control if (i) the executive is required to relocate his or her office or home base to a location that is outside a 100-kilometer radius of his or her office or home base immediately prior to the Change of Control or (ii) the executive is assigned a set of responsibilities and/or the employment or continued employment of the executive on terms and conditions that are not the substantial equivalent of such executive’s set of responsibilities and/or terms and conditions of employment in effect immediately prior to the Change of Control. (3) For awards made in 2019 and after, the retirement definition (previously 55 years of age and 5 years of continuous service) for the PSUs and the Stock Options has been changed to the earlier of (i) 55 years of age and 12 years of continuous service, or (ii) 60 years of age and 7 years of continuous service. The same definition also applies to the AIBP starting on January 1, 2020. Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 78 CN-37 Book - Circulaire 2022 - EN.indb 78 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 79 Involuntary Termination In the event of an involuntary termination, a NEO would receive a severance amount generally in line with applicable legal requirements. No incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated according to the terms of the plans under which they were granted, as described in the summary “Termination and Change of Control Benefits” table on page 78. New President and CEO CN has provided Ms. Robinson with certain severance and other termination provisions deemed to be appropriate in the circumstances surrounding her recruitment as President and CEO. Pursuant to her employment arrangement, Ms. Robinson would receive a cash severance amount in the event of an involuntary termination without cause equal to two times annual base salary plus two times target annual bonus under AIBP payable over a 24-month period. Furthermore, in the event of an involuntary termination without cause occurring prior to January 31, 2023, the Company would allow for the continuation of her 2022 long-term incentive and special make-whole equity awards. In that scenario, she would receive full payout of the 2022 Performance Share Units in accordance with their terms if the performance measures are met, and her stock options would continue to vest and continue to be exercisable for a period of four years. Retirement On December 31, 2021, Mr. Malenfant was eligible for retirement under the registered defined contribution plan but would have forfeited his DC SERP had he retired on December 31, 2021. Had Mr. Reilly retired on December 31, 2021, he would have been eligible to receive his accumulated 401(k) and DC SERP account balance but would have forfeited the accumulated Management Contributions within the 401(k). Messrs. Ruest, Houle and Finn were eligible for retirement, but Mr. Houle did not have sufficient service for unreduced retirement benefits under the defined benefit plans. Had Messrs. Ruest, Houle, Finn, Reilly and Malenfant retired on December 31, 2021, no other material payments or benefits would have been payable. Share-based awards, option-based awards and other benefits are treated according to the terms of the plans under which they were granted, as described in the summary “Termination and Change of Control Benefits” table on page 78. Change of Control The following table shows the incremental benefits that NEOs would have been entitled to had there been a change of control on December 31, 2021. NAME SHARE UNITS PLAN (1) (C$) STOCK OPTIONS (1) (C$) DEFERRED SHARE UNITS (2) (C$) TOTAL (C$) Jean-Jacques Ruest – – – – Ghislain Houle – – – – Robert Reilly – – – – Sean Finn – – – – Dominique Malenfant – – – – (1) An NEO would be eligible for immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control. (2) An NEO would be eligible for immediate vesting of the unvested Company-matched deferred share units allocated to an executive following the deferral of compensation in previous years (see “Deferred Compensation Plans” section on page 74 for a description of the VIDP). The value shown is equal to the number of deferred share units that would vest multiplied by the closing share price of common shares on December 31, 2021 (C$155.38). Currency Exchange Information Compensation disclosed in the “Statement of Executive Compensation” section that is paid in U.S. dollars was converted to Canadian dollars using the following currency exchange rates: EXCHANGE RATE USED ACTUAL RATE U.S.$1 = C$X Salary All other compensation AVERAGE RATE DURING THE YEAR 2021: 1.2535 2020: 1.3415 2019: 1.3269 Annual incentive bonus plan WHEN BONUS IS EARNED (I.E. DECEMBER 31) December 31, 2021: 1.2637 December 31, 2020: 1.2725 December 31, 2019: 1.2990 Pension value, Value of unexercised in-the-money options, Market value of share-based awards that have not vested, Non-equity incentive plan compensation – Value earned during the year, Termination scenarios – incremental costs DECEMBER 31 (DECEMBER 31 OF PRIOR YEAR FOR PENSION VALUE) December 31, 2021: 1.2637 December 31, 2020: 1.2725 December 31, 2019: 1.2990 December 31, 2018: 1.3637 Option-based awards – Value vested during the year ACTUAL VESTING DATE OF APPLICABLE GRANTS: September 1, 2021: 1.2620 January 30, 2021: 1.2777 June 25, 2021: 1.2292 January 31, 2021: 1.2777 July 27, 2021: 1.2602 March 19, 2021: 1.2500 March 9, 2021: 1.2638 January 24, 2021: 1.2733 January 27, 2021: 1.2799 January 28, 2021: 1.2830 Compensation Discussion and Analysis CN-37 Book - Circulaire 2022 - EN.indb 79 CN-37 Book - Circulaire 2022 - EN.indb 79 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 80 Securities Authorized for Issuance Under Equity Compensation Plans The table below indicates, as at December 31, 2021, certain information with respect to the Company’s Management Long-Term Incentive Plan. PLAN CATEGORY NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (#) WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (C$) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN) (#) Equity compensation plans approved by securityholders 3,581,583 105.32 13,674,610 Equity compensation plans not approved by securityholders Nil Nil Nil TOTAL 3,581,583 105.32 13,674,610 Indebtedness of Directors and Executive Officers As of the date hereof, there was no outstanding indebtedness of current and former directors or officers of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise. Interest of Informed Persons and Others in Material Transactions The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any “informed person” (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries. Shareholder Proposals Shareholder proposals to be considered at the 2023 annual meeting of shareholders must be received at the head office of the Company no later than January 5, 2023, to be included in the Information Circular for such annual meeting. Availability of Documents The Company is a reporting issuer in Canada and the U.S. and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com and on the SEC website at www.sec.gov through EDGAR, or may be obtained on request from the Corporate Secretary of the Company by calling (514) 399-7091 or Investor Relations at (514) 399-0052. Approval The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders of the Company. Sean Finn Executive Vice-President, Corporate Services and Chief Legal Officer April 5, 2022 Other Information Other Information CN-37 Book - Circulaire 2022 - EN.indb 80 CN-37 Book - Circulaire 2022 - EN.indb 80 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 81 The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of creating value for shareholders and taking into account the interests of other stakeholders. Management’s role is to conduct the day-to-day operations in a way that will meet this objective. The Board, in consultation with management, establishes and is responsible for the company’s strategic direction and its overall policies. In doing so, the Board provides governance and stewardship to CN which consists of reviewing corporate strategy, assigning responsibility to management for achievement of that strategy, establishing limitations on the authority delegated to management and overseeing performance against approved objectives. The Board regularly reviews CN’s strategic plan to ensure that it continues to be responsive to the changing business environment in which CN operates. The Board has decision making responsibility and approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. The Board can delegate approval of matters to a committee or seek a recommendation from a committee for approval by the Board. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time. Meetings of the Board are held at least seven times a year and as necessary. As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities: Schedule “A” | Mandate of the Board A. A pproving CN’s Strategy • adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic plan and framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan and strategic plan by management. B. Assessing and Overseeing the Succession Planning of Executive Management • Choosing the President and Chief Executive Officer (the “President and CEO”), appointing executive management and monitoring the President and CEO and his direct reports’ performance taking into consideration Board expectations and fixed objectives, approving the President and CEO’s corporate goals and objectives and approving annually the compensation of the President and CEO and his direct reports; • ensuring that an appropriate portion of the President and CEO and executive management compensation is tied to both the short- and longer-term performance of CN and aligned to the Company’s strategic goals and objectives; and • taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of competence and integrity. C. Monit oring Corporate Governance Issues and Board Renewal • monit oring the size and composition of the Board to favour effective decision-making; • taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN; • monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback; • taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver, including transactions involving CN and related parties; • ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration; • approving the list of Board nominees for election by shareholders and filling Board vacancies; • adopting and reviewing orientation and continuing education programs for directors; • overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group; and • ensuring a Board succession and renewal plan is in place. Schedule A CN-37 Book - Circulaire 2022 - EN.indb 81 CN-37 Book - Circulaire 2022 - EN.indb 81 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 82 D. Monit oring Financial Matters and Internal Controls • monit oring the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing: (i) the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure; (ii) the review of the Audit, Finance and Risk Committee on external auditors’ independence and qualifications; (iii) the performance of CN’s internal audit function and of CN’s external auditors; (iv) CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security); • ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business and financial strategy, including climate change and other environmental, social and governance risks; and • adopting communications and disclosure policies and monitoring CN’s investor relations programs. E. Monit oring Sustainability, Safety and Security Matters • monit oring and reviewing, as appropriate, CN’s sustainability, safety and security policies and practices; • evaluating public issues of significance that may affect CN’s business, operations and stakeholders, including social, political and environmental trends; • monitoring CN’s Climate Action Plan and the Company’s progress against its set targets under such Plan. F. Monit oring Pension Fund Matters • monit oring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “CN’s Pension Trust Funds”); and • approving the annual budget of the Investment Division of CN’s Pension Trust Funds. The non-executive Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not independent, an executive session including only independent directors is held regularly. Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate officers of CN upon request. The Board annually reviews the adequacy of its mandate. Schedule A CN-37 Book - Circulaire 2022 - EN.indb 82 CN-37 Book - Circulaire 2022 - EN.indb 82 2022-04-07 01:23 2022-04-07 01:23

CN | Management Information Circular 2022 83 The following are reports of each Board committee for the year 2021 and up to April 5, 2022. These reports provide details on the activities of each committee but are not meant to be exhaustive. The Charter of each Committee is available in our Corporate Governance Manual available on our website at www.cn.ca. Schedule “B” | Reports of the Committees Report of the Audit, Finance and Risk Committee The role of the Audit, Finance and Risk Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. CURRENT MEMBERS R.L. Phillips (Chair), M. A. McKenzie, K.G. Lynch, D. Gray, S. Bruder, J.E. O’Connor. Highlights The Audit, Finance and Risk Committee, in accordance with its mandate: Financial Information • r eviewed and approved annual and quarterly results, Management’s Discussion and Analysis and the earnings press releases of the Company; • reviewed the independent auditors’ reports of the external auditors on the consolidated financial statements and the internal controls over financial reporting of the Company, and on the financial statements of CN’s Pension Trust Funds; • reviewed financial information contained in the Annual Information Form, the Form 40-F and other reports requiring Board approval; • reviewed and approved the Audit, Finance and Risk Committee Report and other information appearing in the Information Circular; • reviewed analysis and communications materials prepared by management, the internal auditors or external auditors setting forth any significant financial reporting issues; • reviewed the compliance of management’s certification of financial reports with applicable legislation; • reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s critical accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto; • reviewed judgments made in connection with the preparation of the financial statements, if any, including analyses of the effect of alternative generally accepted accounting principles and/or methods; • reviewed with external auditors and management, changes in accounting for CN’s pension plans and other postretirement benefits; and • held in camera meetings with certain members of management. Internal Auditors • r eviewed and approved the internal audit plan and Internal Audit Charter; • monitored the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members; and • held in camera meetings with the Chief, Internal Audit. External Auditors • r eviewed and approved the results of the external audit; • recommended to the Board the appointment and terms of engagement of the Company’s external auditors; • evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors; • discussed, approved and oversaw the disclosure of all audit, review and attest services provided by the external auditors; • determined which non-audit services the external auditors are prohibited from providing, and pre-approved and oversaw the disclosure of permitted non-audit services by the external auditors to the Company, in accordance with applicable laws and regulations; • reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s external auditors; and • held in camera meetings with external auditors. Schedule B CN-37 Book - Circulaire 2022 - EN.indb 83 CN-37 Book - Circulaire 2022 - EN.indb 83 2022-04-07 01:24 2022-04-07 01:24

CN | Management Information Circular 2022 84 Risk Management • r eviewed the Company’s risk assessment, including risk oversight and risk management policies under the Enterprise Risk Management, including information technology risk management, and Business Interruption management; • assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements; and • oversaw the Company’s cybersecurity program for Operations and Information Technologies. Internal Control • r eceived management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control; • reviewed procedures established for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters; and • reviewed minutes of the Corporate Disclosure Committee meetings. Financial Policies and Strategy • pr ovided oversight with respect to CN’s capital structure, cash flows and key financial ratios; • made recommendations to the Board with respect to the Company’s financial policies and practices and financial matters affecting the Company including the Company’s Capital Allocation Strategy and Capital Budget; • reviewed CN’s strategy regarding distributions to shareholders, including strategy with respect to dividends and share repurchases; • reviewed policies regarding financial risk management, short-term investment and credit; and • reviewed the Company’s credit ratings and monitored the Company’s activities with respect to credit rating agencies. Financing • r eviewed the Company’s liquidity position, including the Company’s capital expenditures, capital structure, financing plan and short-term investments; • approved a shelf prospectus for the issuance of an aggregate principal amount of C$6 billion of debt securities; • reviewed and recommended financing strategy and structure in connection with the KCS acquisition; • reviewed and recommended an increase and extension of the Company’s revolving credit facilities; • reviewed and recommended an increase of the Company’s commercial paper programs; • reviewed and recommended a new C$1B credit facility; and • approved potential debt offerings and related hedging transactions. Financial Activities • r ecommended decisions related to indebtedness of the Company, as well as loans, guarantees or extension of credit; • reviewed Treasury and transactional activities; • recommended decisions related to derivative financial instruments; • reviewed and recommended new share repurchase programs and related progress reports; • made recommendations to the Board with respect to the declaration of dividends; • reviewed progress made under the Procurement and Supply Management three-year plan; • reviewed, recommended and monitored significant capital and other expenditures for strategic projects, equipment and rail infrastructure, as well as material purchases of products and services; • oversaw internal auditors reports on post-completion audits of selected capital projects approved by the Board; and • reviewed and recommended the continued use of the end user exemption for derivative instruments under the Dodd- Frank Act. Committee Performance • r eviewed the processes in place to evaluate the performance of the Audit, Finance and Risk Committee. Other • monit ored the tax affairs of the Company. Submitted by the members of the Audit, Finance and Risk Committee. Schedule B CN-37 Book - Circulaire 2022 - EN.indb 84 CN-37 Book - Circulaire 2022 - EN.indb 84 2022-04-07 01:24 2022-04-07 01:24

CN | Management Information Circular 2022 85 Report of the Governance, Sustainability and Safety Committee The role of the Governance, Sustainability and Safety Committee is to assist the Board in fulfilling its oversight responsibilities with respect to corporate governance matters which include developing, reviewing and monitoring criteria for selecting directors and reviewing the corporate governance guidelines applicable to the Company. CURRENT MEMBERS S. Bruder (Chair), R. Pace, D. Gray, J. M. Howell, K.G. Lynch, L. Stein. Highlights The Governance, Sustainability and Safety Committee, in accordance with its mandate: Composition of the Board and its Committees • r eviewed the size and composition of the Board and assisted the Board in determining Board Committee size, composition and mandate; • reviewed and recommended updates to the Corporate Governance Manual; • amended the Board Committees’ structure to ensure streamlining of the Board Committees’ operations; • reviewed the Board’s diversity targets; • reviewed directors’ independence and financial literacy; • reviewed criteria for selecting directors and assessed the competencies and skills of the Board members in relation to the Company’s circumstances and needs; • identified Board candidates with a focus on the Board’s desired skills and competencies, geographical representation and the Board’s diversity target, and recommended director nominees for the next annual meeting of shareholders; and • reviewed director succession and board renewal and evergreen list. Performance of the Board and its Committees • r eviewed the performance of the Board, Board Committees, Board and Committee Chairs and Board members, including reviewing the Board, Committee, and Chair evaluation process and the development of Information Circular questionnaires. Director Compensation • r eviewed the compensation of non- executive Board members. Continuing Education for Directors • monit ored and reviewed the Company’s orientation and continuing education programs for directors. Corporate Governance Initiatives • r eviewed and recommended changes to the Company’s corporate governance guidelines and monitored disclosure of such guidelines in accordance with applicable rules and regulations; • monitored developments, proposed rule changes and amendments to securities laws, disclosure and other regulatory requirements; • assisted the Board with the oversight of the Company’s corporate governance and monitored legal and regulatory requirements, as well as best practices; • reviewed, monitored and oversaw compliance with CN’s Code of Business Conduct; • reviewed progress reports on diversity and inclusion and reviewed CN’s Diversity Policy with respect to Director and Executive Management positions; • reviewed the annual report of CN’s Ombudsman; • reviewed adherence to the Company’s Aircraft Utilization Policy; • reviewed the Company’s corporate disclosure, including the Information Circular, the Annual Information Form, and the Annual Report; • recommended to the Board a date and location for the annual meeting of shareholders; and • monitored the Investor Relations Program and reviewed feedback from shareholders and shareholder associations. Environmental, Health and Safety • r eviewed the implementation of environmental, safety and security policies, procedures and guidelines; • oversaw the review of the Company’s health and safety performance and related management action plans, and ensured safety initiatives were fully aligned with and reinforced CN’s safety culture and goal of being the safest Class I railroad in North America; • monit ored the implementation of the Company’s Climate Action Plan; • reviewed the Company’s business plan to ensure that environmental, safety and security concerns are taken into consideration therein; • ensured the development and implementation of appropriate employee training standards in line with the Company’s environmental, health and safety goals and policies; • reviewed all significant safety and security matters; • reviewed Canadian and U.S. environmental and safety, legal and regulatory developments of importance to the Company; and • oversaw the Company’s Environmental, Sustainability, and Governance disclosures, including CN’s Climate Action Plan Report for inclusion in CN’s Information Circular. Donations and Sponsorship • r eviewed and approved the Company’s general donations and sponsorships strategy and goals; • reviewed and approved the Company’s budget for donations and sponsorships; and • reviewed the Railroaders in the Community Program. Committee Performance • r eviewed the processes in place to evaluate the performance of the Governance, Sustainability and Safety Committee. Other • monit ored developments regarding CN’s Indigenous Advisory Council. Submitted by the members of the Governance, Sustainability and Safety Committee. Schedule B CN-37 Book - Circulaire 2022 - EN.indb 85 CN-37 Book - Circulaire 2022 - EN.indb 85 2022-04-07 01:24 2022-04-07 01:24

CN | Management Information Circular 2022 86 Report of the Human Resources and Compensation Committee The role of the Human Resources and Compensation Committee is to assist the Board in fulfilling its oversight responsibility of monitoring executive management’s performance assessment, compensation, succession planning and human resources practices. CURRENT MEMBERS K.G. Lynch (Chair), R. Pace, R.L. Phillips, J.M. Howell, S. Bruder, D. Gray. Highlights The Human Resources and Compensation Committee, in accordance with its mandate: Succession Planning • analyz ed succession pipeline to mitigate risk and bring greater emphasis on diverse talent, including in-depth functional talent reviews; • launched an international search process for the position of President and CEO and recommended the appointment of a new President and CEO; • reviewed leadership teams and functional organizational structures to ensure strong incumbent fit, including supplementing talent and skills with external hires; • increased data driven decision-making through dashboards and scorecards, creating leadership accountability and tracking progress; and • identified how best to monitor performance and create key indicators to assess and measure delivery against value allocation. President and Chief Executive Officer Compensation • r eviewed corporate goals and objectives relevant to the President and Chief Executive Officer, evaluated his annual performance based on those goals and objectives and recommended compensation based on this evaluation, for approval by the Independent Board members; and • developed performance objectives in conjunction with the President and Chief Executive Officer. Appointment of Executive Management • r ecommended the appointment of executive management and approved the terms and conditions of their appointment and termination or retirement. Executive Compensation • r eviewed the validity of the Company’s benchmark group used in determining the compensation of executives; • reviewed the evaluation of the direct reports of the President and CEO’s performance and recommended to the Board their compensation; • examined and reviewed elements of executive compensation and reported on compensation practices; • monitored any potential risks that could arise from CN’s compensation programs and practices, while ensuring proper risk identification and mitigation practices were in place; • reviewed performance of NEOs • reviewed the Company’s annual performance as measured under the AIBP; • closely monitored bonus outlook and recommended to the Board payout under the AIBP, as well as PSU vesting outlook; • reviewed and recommended proposed bonus targets and performance targets related to PSUs; and • reviewed and recommended changes to the AIBP. Executive Compensation Disclosure • pr oduced for review and approval by the Board a report on executive compensation for inclusion in the Information Circular. Compensation Philosophy • monit ored the compensation philosophy and policy that rewards the creation of shareholder value and reflects the appropriate balance between the short- and longer-term performance of the Company; and • monitored the Company policy relating to the positioning of total direct compensation for executives. Pension Plans • r eviewed and recommended pension plan amendments. Human Resources Initiatives • monit ored pension and strategic labour and social issues; • reviewed and discussed strategies for hiring, training, engaging, and developing diverse talent; and • reviewed and discussed strategies for workforce planning. Committee Performance • r eviewed the processes in place to evaluate the performance of the Human Resources and Compensation Committee; and • retained the service of independent compensation advisors to help it carry out its responsibilities and approved appropriate fees for such services. Submitted by the members of the Human Resources and Compensation Committee. Schedule B CN-37 Book - Circulaire 2022 - EN.indb 86 CN-37 Book - Circulaire 2022 - EN.indb 86 2022-04-07 01:24 2022-04-07 01:24

CN | Management Information Circular 2022 87 Report of the Pension and Investment Committee The role of the Pension and Investment Committee is to review pension-related matters broadly, including, reviewing the activities of CNID, reviewing and approving CNID Incentive Plan and award payouts thereunder, advising CNID on investment of assets of CN’s Pension Trust Funds, approving certain of the investments made by CN’s Pension Trust Funds, and being informed of all matters related to pension liabilities or that are otherwise relevant in developing CN’s pension risk management strategy and pension plan design. The Pension and Investment Committee is a mixed committee composed of members of the Board of Directors as well as officers of the Company (not shown here). CURRENT MEMBERS L. Stein (Chair), M.A. McKenzie, J.M. Howell, J.E. O’Connor. Highlights The Pension and Investment Committee, in accordance with its mandate: • reviewed the activities of CNID and advised CNID on investment of assets of CN’s Pension Trust Funds in accordance with applicable policies and procedures; • reviewed and approved the Statements of Investment Policies and Procedures for CN’s pension plans; • reviewed and approved the Investment Strategy of CNID; • reviewed and approved CNID Incentive Plans and any award payouts thereunder; • reviewed and approved the annual budget of CNID; • in conjunction with the President and Chief Executive Officer of CN, oversaw and determined the hiring, compensation, performance assessment, leadership development and succession planning of CNID executives, including the President and CEO of CNID, subject to the approval of the Human Resources and Compensation Committee and the Board, only as to the President and Chief Executive Officer of CNID; • approved the overall pension risk management strategy and reporting thereon to the Board; • oversaw implementation of the overall pension risk management strategy by the Pension Advisory Working Committee and CNID; • r eviewed and recommended to the Board actuarial valuations and funding of CN’s pension plans; • reviewed management’s assessment of the effectiveness of internal controls relating to CN’s pension plans and the CN Pension Trust Funds; • reviewed and approved the governance structure of the management Pension Advisory Working Committee; and • appointed members of the management Pension Advisory Working Committee and its Chair. Committee Performance • r eviewed the processes in place to evaluate the performance of the Pension and Investment Committee. Submitted by the members of the Pension and Investment Committee. Schedule B CN-37 Book - Circulaire 2022 - EN.indb 87 CN-37 Book - Circulaire 2022 - EN.indb 87 2022-04-07 01:24 2022-04-07 01:24

CN | Management Information Circular 2022 88 National Instrument 52-110 — Audit Committees of the CSA requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer to our Annual Information Form — section “9.2 Audit Committee Disclosure” and “Schedule A” — available on SEDAR at www.sedar.com and on our website at www.cn.ca, under Investors for a description of the education and relevant experience of the Audit, Finance and Risk Committee members and with regards to the charter of our Audit, Finance and Risk Committee. The Audit, Finance and Risk Committee met five times in 2021, and prior to the creation of the Audit, Finance and Risk Committee, the Audit Committee met three times and the Finance Committee met two times, and held in camera sessions at each meeting. The report of the Audit, Finance and Risk Committee, set forth in Schedule B of this Information Circular, outlines the major subject areas reviewed by the Committee during the year, in compliance with its mandate. Schedule “C” | Additional Audit, Finance and Risk Committee Disclosure Non-Audit Services The mandate of the Audit, Finance and Risk Committee provides that the Audit, Finance and Risk Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. CN’s Audit, Finance and Risk Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment advisor, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre- approved by the Audit, Finance and Risk Committee. Audit, Finance and Risk Committee Report Regarding Internal Control Over Financial Reporting The Audit, Finance and Risk Committee periodically received management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2021 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the U.S., and an independent audit of the effectiveness of internal controls over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”). The Audit, Finance and Risk Committee has discussed with KPMG LLP the matters required to be discussed by the PCAOB Auditing Standards No. 16 (Communication With Audit Committees) and Chartered Professional Accountants of Canada (“CPA”) Handbook — Assurance Section 260 (Communications With Those Charged With Governance) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes- Oxley Act. KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3526 of the PCAOB. The Audit, Finance and Risk Committee has discussed with KPMG LLP the firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company was remitted to the Audit, Finance and Risk Committee and it includes a written confirmation that KPMG LLP are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent public accountants with respect to the Company within the meaning of all relevant U.S. professional and regulatory standards, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3520 of the PCAOB. Based on this review and these discussions, the Audit, Finance and Risk Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and be included in the Company’s annual report on Form 40-F for the year ended December 31, 2021 filed with the SEC. Education and Relevant Experience of the Audit, Finance and Risk Committee Members The Board of Directors believes that the composition of the Audit, Finance and Risk Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit, Finance and Risk Committee, all members of the Committee are financially literate, as such term is defined under Canadian and U.S. securities laws and regulations and the NYSE Corporate Governance Standards, and several members of the Committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each Committee member. In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions. All members of the Audit, Finance and Risk Committee are financially literate and several members are audit committee financial experts. Schedule C CN-37 Book - Circulaire 2022 - EN.indb 88 CN-37 Book - Circulaire 2022 - EN.indb 88 2022-04-07 01:24 2022-04-07 01:24

cn.ca PRINTED IN CANADA is an international certification and labelling system for products that come from responsibly managed forests, and verified recycled sources. Under FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody-certification system. CN shows its concern for protecting the environment through the use of certified paper. CN-37 Book - Circulaire 2022 - EN.indb 4 CN-37 Book - Circulaire 2022 - EN.indb 4 2022-04-07 01:24 2022-04-07 01:24 The Forest Stewardship Council (FSC )

Annual Meeting Canadian National Railway Company WHEN: WHERE: PROXY FORM CONTROL NO.:➔ SCAN TO VIEW MATERIAL AND VOTE NOW REVIEW YOUR VOTING OPTIONS STEP 1 BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW. G-V502122020 PROXY DEPOSIT DATE: May 19, 5:00 pm EDT The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. INSTRUCTIONS: 1. This Form of Proxy is solicited by and on behalf of management of the issuer. 2. You have the right to appoint a person, who need not be a shareholder, other than the person(s) specified on the other side of this form to attend and act on your behalf at the Meeting. If you wish to appoint a person: • Write the name of your designate on the “Appointee” line and provide a unique APPOINTEE IDENTIFICATION NUMBER for your Appointee to access the Virtual Meeting in the space provided on the other side of this form, sign and date the form, and return it by mail, or • Go to ProxyVote.com and insert the name of your designate in the “Change Appointee(s)” section and provide a unique APPOINTEE IDENTIFICATION NUMBER on the voting site for your Appointee to access the Virtual Meeting. You MUST provide your Appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter. IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER AND PROVIDE IT TO YOUR APPOINTEE, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING. 3. This Form of Proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of the Meeting and with respect to other matters that may properly be brought before the Meeting or any adjournment or postponement thereof. This Form of Proxy will not be valid and not be acted upon or voted unless it is completed and delivered as outlined herein. 4. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Form of Proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this Form of Proxy with signing capacity stated may be required. 5. In order to expedite your vote, you may use the Internet or a touch-tone telephone, and entering the control number noted above. The Internet or telephone voting service is not available on the day of the Meeting. The telephone system cannot be used if you designate another person to attend on your behalf. If you vote by Internet or telephone, do not mail back this Form of Proxy. 6. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder. 7. This Form of Proxy will be voted as directed by the shareholder. If no voting preferences are indicated on the reverse, this Form of Proxy will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee. 8. Unless prohibited by law or you instruct otherwise, your Appointee(s) will have full authority to attend and otherwise act at, and present matters to the Meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, and the name and position of the person giving voting instructions on behalf of the body corporate. 10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct. 11. This Form of Proxy should be read in conjunction with the accompanying management proxy circular. BROKER ADDRESS 123 ANY STREET ANY CITY/PROVINCE A1A 1A1 JOHN A. SAMPLE 123 ANY STREET ANYCITY PR A1A 1A1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX LOGO HERE 1 OF 2 S91970 81 010 E: C S:3 E:2 1/1 M A:A V: 1 Friday, May 20, 2022 at 10:00 am EDT Virtual www.virtualshareholdermeeting.com/CNI2022 PLEASE SEE OVER

PROXY FORM

Canadian National Railway Company

MEETING TYPE:	Annual Meeting		
MEETING DATE:	Friday, May 20, 2022 at 10:00 am EDT		
RECORD DATE:	April 6, 2022		
PROXY DEPOSIT DATE:	May 19, 5:00 pm EDT	CUID:	
ACCOUNT NO:		CUSIP:	

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): **Robert Pace, or failing him, Tracy Robinson**

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www.proxyvote.com or print your name or the name of the other person attending the Meeting in the space provided herein (EXACT NAME) and provide a unique **APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your Appointee to access the Virtual Meeting. You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting. You can also change your Appointee online at www.proxyvote.com.

You **MUST** provide your Appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX

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MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE

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MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

E-R7

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Election of Directors

Item			
1A Election of Director: Shauneen Bruder	**FOR** ☐	WITHHOLD ☐	
1B Election of Director: Jo-ann dePass Olsovsky	**FOR** ☐	WITHHOLD ☐	
1C Election of Director: David Freeman	**FOR** ☐	WITHHOLD ☐	
1D Election of Director: Denise Gray	**FOR** ☐	WITHHOLD ☐	
1E Election of Director: Justin M. Howell	**FOR** ☐	WITHHOLD ☐	
1F Election of Director: Susan C. Jones	**FOR** ☐	WITHHOLD ☐	
1G Election of Director: Robert Knight	**FOR** ☐	WITHHOLD ☐	
1H Election of Director: The Hon. Kevin G. Lynch	**FOR** ☐	WITHHOLD ☐	
1I Election of Director: Margaret A. McKenzie	**FOR** ☐	WITHHOLD ☐	
1J Election of Director: Robert L. Phillips	**FOR** ☐	WITHHOLD ☐	
1K Election of Director: Tracy Robinson	**FOR** ☐	WITHHOLD ☐	
02 Appointment of KPMG LLP as Auditors	**FOR** ☐	WITHHOLD ☐	
03 Non-Binding Advisory Resolution to accept the approach to executive compensation disclosed in the management information circular, the full text of which resolution is set out on p. 11 of the management information circular.	**FOR** ☐	AGAINST ☐	
04 Non-Binding Advisory Resolution to accept the Company's Climate Action Plan as disclosed in the management information circular, the full text of which resolution is set out on p. 11 of the management information circular.	**FOR** ☐	AGAINST ☐	

	YES	NO
YOU HAVE THE RIGHT TO RECEIVE ANNUAL FINANCIAL STATEMENTS AND ACCOMPANYING MANAGEMENT'S DISCUSSION AND ANALYSIS. IF YOU DO NOT WISH TO RECEIVE THE ANNUAL REPORT PLEASE SELECT THE "NO" BOX.	☐	☐
YOU HAVE THE RIGHT TO RECEIVE INTERIM FINANCIAL STATEMENTS AND ACCOMPANYING MANAGEMENT'S DISCUSSION AND ANALYSIS. IF YOU WISH TO RECEIVE THE INTERIM REPORT PLEASE SELECT THE "YES" BOX.	☐	☐

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

POWERING SUSTAINABLE GROWTH 2021 annual report

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (GAAP). Certain statements included in this annual report constitute “forward‑looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward‑looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward‑looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets” or other similar words. Forward‑looking statements are not guarantees of future performance and involve risks, uncertainties and other factors, which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward‑looking statements. Important risk factors that could affect the forward‑looking statements include, but are not limited to, the duration and effects of the COVID‑19 pandemic; general economic and business conditions, particularly in the context of the COVID‑19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in this annual report as well as the Annual Information Form and Form 40‑F filed with Canadian and U.S. securities regulators and available on CN’s website (www.cn.ca) for a description of major risk factors. Forward‑looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward‑looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward‑looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward‑looking statement. As used herein, “Company” or “CN” refers to Canadian National Railway Company and, as the context requires, its wholly owned subsidiaries.

TABLE OF CONTENTS II About CN IV Message from Robert Pace VI Message from Tracy Robinson VIII The CN Way XI Powering Sustainable Growth XII Operational Excellence Every Day XVI Industry‑leading Innovation XX Strong Customer Partnerships XXIV Growing Our Reach XXVIII Board of Directors XXX Select Senior Officers XXXI Shareholder and Investor Information FINANCIAL SECTION 1 Selected Railroad Statistics – unaudited 2 Management’s Discussion and Analysis 68 Management’s Report on Internal Control over Financial Reporting 69 Report of Independent Registered Public Accounting Firm 72 Consolidated Financial Statements 76 Notes to the Consolidated Financial Statements front cover photo (clockwise from top): Cory Klashinsky, Watchman Engine/Hostler Alyssa Harder, Manager Bulk Amin Abdulle, Assistant Supervisor Deanne Haldane, Maintainer Inventory photo below: Jasper, AB cn 2021 annual report i

Kamloops Fort Nelson Hay River Fort McMurray Matane Baie-Comeau Sept-Îles Springfield East St. Louis East Peoria Conneaut Pittsburgh New London Duluth Stevens Point Omaha Sioux City Sault Ste. Marie Fond du Lac Sarnia Buffalo Baton Rouge Minneapolis/St. Paul Regina Toledo Decatur Calgary Jackson Prince George Worcester Arcadia Chippewa Falls Auburn Indianapolis Joliet Pascagoula Green Bay Gulfport Moncton Syracuse Mobile Quebec Montreal New Orleans Prince Rupert Vancouver Halifax Saint John Saskatoon Chicago Memphis Edmonton Toronto Detroit Thunder Bay Winnipeg CN is a world‑class transportation leader and trade enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports about 300 million tonnes of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s eastern and western coasts with the southern tip of the U.S. through a 19,500‑mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship. 2021 highlights 22,600 employees3 $2.9 billion capital investments $14.5 billion revenues (up 5%1) $6.89 diluted EPS (up 38%1) 61.2% operating ratio (improvement of 4.2 points1) 2021 record performances Lowest injury frequency rate2 1.33 (down 19%1) Highest adjusted diluted EPS4 $5.94 (up 12%1) Highest free cash flow4 $3.3 billion ABOUT CN 1 Vs. 2020. 2 Per 200,000 person hours, based on Federal Railroad Administration (FRA) reporting criteria. 3 As at December 31, 2021. 4 This non‑GAAP measure does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. See the section in the MD&A titled Adjusted performance measures for an explanation of this non‑GAAP measure. ii cn 2021 annual report

Kamloops Fort Nelson Hay River Fort McMurray Matane Baie-Comeau Sept-Îles Springfield East St. Louis East Peoria Conneaut Pittsburgh New London Duluth Stevens Point Omaha Sioux City Sault Ste. Marie Fond du Lac Sarnia Buffalo Baton Rouge Minneapolis/St. Paul Regina Toledo Decatur Calgary Jackson Prince George Worcester Arcadia Chippewa Falls Auburn Indianapolis Joliet Pascagoula Green Bay Gulfport Moncton Syracuse Mobile Quebec Montreal New Orleans Prince Rupert Vancouver Halifax Saint John Saskatoon Chicago Memphis Edmonton Toronto Detroit Thunder Bay Winnipeg CN main lines Secondary and feeder lines Shortline partners Ports served by CN cn 2021 annual report iii

MESSAGE FROM ROBERT PACE a quarter century of growth There is one emotion I take with me as I look back on my tenure at CN — pride. It begins with the pride I feel as the first Atlantic Canadian to chair the Board of this 103‑year‑old iconic Company. No matter the measurement, it has been a truly remarkable era, one defined by growth, profitability, and unfailing commitment to our core corporate values of sustainability, community and governance. Our geographic reach has grown exponentially, making CN truly North America’s railway. From what was our east-west network stretching across the breadth of Canada from Atlantic to Pacific, CN now reaches into the U.S. heartland at Chicago and beyond, extending into the deep south to the Gulf of Mexico. Today, CN's three‑coast network spans from Prince Rupert on the Pacific northwest coast of British Columbia, Halifax on the Atlantic, and New Orleans on the Gulf coast. The growth of our geographic footprint of the past quarter century has translated into a consistent record of growth in profitability. Since our IPO in 1995, CN’s dividend has increased by an average of 16% a year. Moreover, CN's market capitalization is more than 53 times higher than when we issued our IPO, and we are now the third‑largest company on the Toronto Stock Exchange based on our market cap. Facing multiple industry‑wide challenges in 2021, CN’s solid financial performance continued, with our operating income rising 18% and adjusted diluted earnings per share1 climbing 12%. As a result, the Board recently approved a 19% increase in our annual dividend for 2022, the 26th consecutive increase. A key dimension of our financial record has been our unstinting corporate commitment to efficiency. We were the leader in implementing Precision Scheduled Railroading, a tight and efficient operating system that has become the model for the industry; and we will be the leader in implementing the next generation of digital railroading. 2021: a year of resiliency I have always believed the true measure of a corporation is how it, and its people, deal with adversity. I take great pride in how we met and overcame the daunting challenges of 2021. It was a year that severely tested both CN and the industry. The scale of the challenges cannot be overstated. There were devastating wildfires and floods in British Columbia, droughts across the Prairies and Hurricane Ida in the United States. At the same time, there were major supply chain challenges in a global economy going through wrenching change. They all came in the midst of the COVID pandemic, while we managed the escalation of economic activity as the public health crisis receded. Undaunted by these and countless other everyday challenges, CN’s dedicated railroaders worked tirelessly to keep our customers' goods and the broader economy moving. My pride in the CN family, and how every one of them responded to the catastrophic natural disasters of 2021, will stay with me forever. CNers stepped up to help their neighbours any way they could, providing much‑needed supplies and access into isolated regions. I am proud to say our teams quickly restored the mainline to service and CN donated more than $1.6 million to assist the recovery of those who were hit the hardest. a leader in esg in the north american transportation sector At the core of CN’s corporate identity is its commitment to environmental, social and governance (ESG) principles. They serve as the framework to shape our decisions and guide our actions. I take pride in knowing that over the last 26 years CN has made significant progress implementing our ESG initiatives to become a leader in the North American transportation sector. In the past year, we have taken steps to reinforce CN’s status as a leader in ESG among North American Class I railroads and across the transportation sector. 1 This non‑GAAP measure does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. See the section in the MD&A titled Adjusted performance measures for an explanation of this non‑GAAP measure. With tight cost control and a large fee received for the cancellation of the KCS transaction, diluted earnings per share (EPS) increased 38% to $6.89. iv cn 2021 annual report growth and profitability at CN. She has a proven track record as a corporate visionary and an extraordinary high‑performing leader, including almost three decades as a railroader. At the same time, on behalf of the Board and the entire CN family, we would like to thank Mr. JJ Ruest for his dedicated service to CN for over 25 years and as CEO since 2018. We want to wish him all the best in his well‑earned retirement. board renewal Allow me to say what an honour it has been to have served on the CN Board for more than 25 years. The directors I have worked with during my time with CN have unfailingly impressed me with their dedication to serve the best interests of CN and its stakeholders, and I have personally learned a great deal from their vast experience and knowledge. The CN Board is in very good hands going forward. I want to congratulate Shauneen Bruder on her appointment as Vice‑Chair and nomination to be next Chair of the Board. She is someone who will work tirelessly to ensure CN has the finest in Board governance and oversight. As well, Shauneen led the CEO Search Committee through a robust process that identified the right leader to drive continued growth, operational improvement, technological advancement, employee engagement, and shareholder value. I would like to welcome our new Board nominees: Mr. Dave Freeman, Mr. Rob Knight, and Ms. Susan C. Jones, as well as Ms. Jo‑ann dePass Olsovsky who joined the Board in late 2021. These new directors bring extensive business, technology, operations, strategic planning and railroad experience to the CN Board. The Board wishes to thank our distinguished directors who are not standing for re‑election: Mr. Jim O'Connor and Ms. Laura Stein, as well as Ms. Julie Godin who stepped down earlier to focus on her executive role, for their many years of exemplary service to CN. The Board also thanks the Hon. Jean Charest, who recently stepped down from the Board to pursue public office. Finally, allow me to conclude by thanking all the CNers, Board members, customers, partners and shareholders I have had the pleasure to meet over the past quarter century. Each of you has been integral to CN’s remarkable success. I leave with confidence in the future of CN, knowing our strategy will continue to unfold as we progress down the path of constant improvement, innovation and growth that has made CN a leader among North American railroads. Robert Pace, d.comm., c.m. Chair of the Board As such, the Board made a commitment that, by the end of 2022, at least half of the independent directors will come from diverse groups, including gender parity. Other new governance policies encompass lowering the retirement age for directors, confirming the tenure limit at 14 years for all directors, and setting a lower maximum number of public boards on which directors can serve. We also created a new Governance, Sustainability and Safety Committee to laser focus the Board on fulfilling its oversight responsibilities with respect to governance, safety and sustainability of the Company’s operations. These new governance practices are in keeping with our responsibility to all stakeholders, who rely on us to continue to evolve, modernize and lead over the next 25 years and beyond. Our focus on sustainability is long‑standing. CN is pleased to have been listed on the Dow Jones Sustainability World Index for 10 straight years. We have also earned a spot for the sixth time on CDP’s prestigious ‘A List’ for our actions to cut emissions, mitigate climate risks and develop the low‑carbon economy. In 2021, to underscore our ongoing dedication to sustainability, CN has also announced its commitment to setting an emissions target in line with a 1.5°C scenario and to achieving net zero carbon emissions by 2050. A crucial priority for CN has been to strengthen our relations with Indigenous communities. In 2021, we took another step in this regard with the creation of a CN Indigenous Advisory Council (IAC), a new independent body co‑chaired by Ms. Roberta Louise Jamieson, OC, Kanyen'kehà:ka and the Hon. Murray Sinclair, C.C., M.S.M., Mizhana Gheezhik. The IAC’s mandate is to advise CN’s Board and CEO on issues that are relevant to our relationship with the more than 200 Indigenous communities across our network. the highest standards of governance Governance is at the heart of corporate success. Because of that, all of us at CN take great pride that The Globe and Mail’s Report on Business Magazine in 2021 ranked CN No. 1 in corporate board governance among all 220 companies listed on the S&P/TSX composite index. It is a reflection of CN’s commitment since our IPO over 25 years ago to ongoing governance excellence and renewal. cn’s new chief executive As I step down from the CN Board, I leave knowing that the future is bright. We are thrilled to have Ms. Tracy Robinson join CN as our new President and CEO and are confident that CN has the right leader to take us to the next phase of sustainable growth. Currently, Tracy is the only female CEO among the top 50 Canadian companies by market cap as listed on the TSX. She brings more than 35 years of operational management, strategy development, and project execution experience to drive cn 2021 annual report v

MESSAGE FROM TRACY ROBINSON This is an exciting time for CN, and I am honoured to step into the role of President and CEO. I am delighted to be back in the industry. It truly feels like coming home. Leading CN, one of North America’s iconic companies, comes with both the privilege and responsibility of ensuring the continent’s supply chains deliver consistently, safely and responsibly. CN’s focus on our customers, the communities in which we operate, our partners and our shareholders will remain our priority over the long term. We succeed together. This is a transformational period at CN. Our goal — to build the railway of the future — is an expression of our intent to continuously innovate — in safety, in efficiency, in sustainability, in engagement. This is how we will deliver for the future. powering sustainable growth The past two years have presented some significant challenges in North America and around the globe. The impact of the pandemic, the effects of climate change, and the uncertainty of global security have challenged our sense of safety and order and impacted the reliability of our supply chains. As an important enabler of domestic freight movement and global trade links, it has never been more important for CN to deliver. We are uniquely positioned to power sustainable growth. We have North America’s best network, spanning Canada from the Atlantic to the Pacific and through the American heartland to the Gulf of Mexico. We also have a team of experienced and motivated railroaders to propel operational excellence, every day. North America’s economy relies on our ability to safely deliver the essential products our customers need. More than ever, our continent’s resources, agricultural products and manufactured goods are needed around the world. CN has the connections and know‑how to drive the continued growth of our customers and success of our team. And we can do it in a manner that continues to advance the efficiency of our operations. delivering responsibly CN believes in Delivering Responsibly. This means moving our customers’ goods safely and efficiently, and ensuring we deliver in an environmentally responsible manner; attracting, developing, and retaining top diverse talent; helping to make the communities we serve safer and stronger; and adhering to the highest ethical standards. This is what we believe, and it is the way we approach our work every day. The heart of CN is the more than 22,000 skilled and dedicated railroaders who come to work to deliver for our customers. I am proud of the perseverance and resilience of our team, who power our performance and growth, and who increasingly represent the diversity of the communities we serve. We are welcoming the next generation of railroaders to our Company. They are helping us in our efforts to innovate, to continuously improve the safety of our employees and communities, to lighten our environmental footprint, to further engage with our Indigenous and community partners, and to develop the capabilities of our team. The future of railroading at CN is very bright. vi cn 2021 annual report thank you I wish to acknowledge JJ Ruest as he moves into his retirement. I am grateful for the legacy he leaves in the strength of our network and our ability to deliver. I want to express my appreciation for his guidance and support during our transition. I join all of CN in wishing JJ the very best in the future. Over the past few weeks, I have had the pleasure of meeting hundreds of CN railroaders from across our network. I want to thank every CN team member for their contribution to our success. By pulling in the same direction each day, our employees are demonstrating the foresight, flexibility and resilience necessary to continue creating value for our customers, improving safety, and delivering sustainable growth. let’s go! This team, operating on the best rail network in North America and powered by innovation and diversity of thought, is positioned to deliver strong and sustainable value for our customers, our partners, our communities and our shareholders, now and over the long term. We will make CN the safest and the best railroad in North America, and we will continue to build the railway of the future. Let’s go get it! Tracy Robinson President and Chief Executive Officer I am delighted to be back in the industry. It truly feels like coming home.” cn 2021 annual report vii

THE CN WAY Part of powering sustainable growth is nurturing a corporate culture that enables it. That is why we focus on the “CN Way,” an evolution of our culture that articulates and reinforces the behaviours required to help deliver on our strategy. Stéphanie Proulx Conductor Montreal, QC Tyesha Gibson Transportation Clerk Gary, IN Charles Brown Car Mechanic Prince Rupert, BC Anwar Azzah Conductor Toronto, ON

THE CN WAY OWN THE FUTURE GO ALL IN, TOGETHER CREATE VALUE, DELIVER SUSTAINABLY Marlou Rojas Store Attendant Edmonton, AB Mélanie Pouliot Car Mechanic Lead Hand Montreal, QC Jeremiah Thomas Assistant Chief Mechanical Officer and Veteran Homewood, IL Wilfredo Villavicencio Heavy Duty Mechanic Winnipeg, MB

Edmundston, NB x cn 2021 annual report

POWERING SUSTAINABLE GROWTH CN is the premier railway of the 21st century. An operational and sustainability leader, we are an engine of North American economic growth and prosperity. The Company’s strengths are many: a tri‑coastal network, a highly diverse customer base, superior fuel and carbon efficiency, a proven ability to innovate, and a core value of safety. At CN, we are proud of our team’s efforts and dedication, as well as the progress we are making in redefining railroading. Our objectives are clear: to grow faster than the markets we participate in and continuously improve our operating efficiency, all while maintaining our long‑term commitment to safety, customer service and sustainable value creation, including decarbonization of the economy. CN aims to lead the industry toward a more customer‑centric model of railroading, just as we pioneered Precision Scheduled Railroading (PSR) when the industry needed to become more efficient. By embracing innovation, CN is building the Digital Scheduled Railroad (DSR) of the future. Improving the reliability of our service, investing capital to support the growth of our customers as well as digitizing and automating our processes will enable the rail industry to continue to compete favourably against other modes of transportation. At CN, we embrace disruption to drive value. Our business strategy informs us on where we are going and how we will get there. It rests on a strong, sustainable foundation of moving our customers’ goods safely, having the most talented and engaged people, being environmentally responsible, helping build stronger communities, all while adhering to the highest standards of governance. We call this Delivering Responsibly. Upon this solid strategic foundation rest four pillars: operational excellence every day, strong customer partnerships, growing our reach, and industry‑leading innovation. for our customers, people and communities cn 2021 annual report xi

OPERATIONAL EXCELLENCE EVERY DAY At CN, our goal is to deliver reliable, efficient and cost‑effective transportation services for our customers by leveraging technological innovation. That is why we continue to improve our service productivity and safety, with a focus on effective planning and significant investments in network fluidity, automation, big data analytics and the digital customer experience. Prince Rupert, BC xii cn 2021 annual report

Aberdeen, SK DSR represents the evolution of PSR with a bold new vision for today’s reality in global supply chains. DSR relies on advanced technology to unlock new growth opportunities and aligns our focus toward a balanced approach that includes safety, sustainability and better customer experiences, while driving innovation and engagement within our workforce. With DSR, we are finding new ways to solve problems and lead the next wave of change in the rail industry. resilience and dedication CN’s dedicated team of railroaders produced strong financial and operating results in 2021, despite the challenges imposed by the ongoing COVID‑19 pandemic, Hurricane Ida in the southern U.S. in late August, as well as severe wildfires and devastating flooding in British Columbia that caused prolonged disruptions to CN’s mainline (our route to Vancouver was out for a total of five weeks in July and November). 2021 revenues were up 5% to $14.5 billion due mainly to the ramp‑up of economic activity following the 2020 pandemic lockdowns despite reduced volumes of Canadian grain compared to the record volumes delivered in 2020. With tight cost control and a large fee received for the cancellation of the KCS transaction, diluted Earnings Per Share (EPS) increased 38% to $6.89. When adjusted to exclude certain significant items that are not reflective of CN’s underlying business operations, diluted EPS were up 12% to a record $5.94.1 CN's operating ratio, on both an unadjusted and adjusted basis, was 61.2%, an improvement of 4.2 points and 0.7 points, respectively.1 The CN team continued to focus on efficiency and network fluidity, resulting in significant improvements in through network train speed (up 4%), through dwell (down 8%) and car velocity (up 5%). 1 This non‑GAAP measure does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. See the section in the MD&A titled Adjusted performance measures for an explanation of this non‑GAAP measure. leading fuel and carbon efficiency Over the years, CN has made significant progress in decoupling volume growth from carbon emissions. Since 1993, we have reduced our locomotive emission intensity by 43%, avoiding 48 million tonnes of greenhouse gas (GHG) emissions. We continue to maintain our leadership position among Class I railways, consuming approximately 15% less locomotive fuel per gross ton mile than the industry average. cn 2021 annual report xiii priority trains offer fastest service CN is offering much‑needed relief to pandemic‑induced supply chain disruptions with our new Priority Train service through the Port of Prince Rupert, where the fluidity and velocity of CN’s network allow shipments to be at destination weeks earlier than via Southern California ports. In partnership with COSCO Shipping Line’s new CEN‑EXPRESS service from Shanghai to Prince Rupert, CN is, for the first time, offering expedited train service to Chicago and Toronto. With the Port of Prince Rupert’s advantages — 575 miles closer to Asia, deep water, ice‑free year‑round, no congestion and much shorter terminal dwell — and CN’s fluid rail network, the Priority Train has been a big success. With the support of our partner gateway workers at the Prince Rupert Port Authority and DP World’s Fairview Terminal, containers can be transferred from ship to train in only 12 hours. As the name implies, with priority routing the train can arrive in Chicago or Toronto in only four days, that is five days sooner than with CN’s regular service and at least 12 days sooner than from Southern California ports. CN operates an average of about one Priority Train per week, offering shippers an unmatched mix of speed, reliability and reach connecting Asian and North American markets. On December 29, 2021, Becton Dickinson, a global medical technology company, contacted the White House to help them quickly deliver 21 containers of blood collection and COVID‑19 testing supplies to hospitals across the U.S. The essential shipment was originally destined for the Port of Long Beach, CA, but could not dock due to the port’s huge backlog. The White House turned to CN for a solution. The MSC Vega was diverted to the Port of Prince Rupert where it was offloaded directly onto a CN Priority Train. With urgent routing, the critical goods arrived in Chicago on January 10, proving that Canadian ports provide speedy and reliable service into the U.S. supply chain salutes CN’s strategic partnerships with nine ports on three coasts yielded many significant milestones in 2021. Notably, CN congratulates DP World’s Fraser Surrey team on achieving a record 11,000 feet of railcars loaded in a single day. Achieving this milestone enables our customers to better manage strong demand. CN’s strategic connections to the Port of New Orleans and the Port of Mobile on the Gulf Coast provide capacity and fluidity in connecting the U.S. Midwest with markets overseas. Our daily trains between key markets such as Chicago, Detroit and Memphis provide viable options for congested supply chains. CN congratulates MSC Canada, PSA Halifax and the Port of Halifax on their new direct call from the west coast of India. MSC’s new Indus 2 service, combined with CN’s fluid East Coast capacity, offer very competitive transit times to Toronto, Detroit and Chicago. CN is proud to help bring Indian goods to market. Halifax, NS xiv cn 2021 annual report

Safety is our core value At CN, we are intensely focused on our uncompromising commitment to the health and safety of our employees, the customers we serve, and the communities and ecosystems in which we operate. We take nothing more seriously and do everything in our power to keep safe in all that we do and help ensure everyone goes home safely at the end of the day. Our safety performance aspirations are anchored on the fundamental belief that all injuries and accidents are preventable. Our objectives are simple: eliminate on‑the‑job fatalities and reduce serious injuries to become the safest railroad in North America by investing in leadership, training, technology and infrastructure, and by fostering an unwavering values‑based safety culture. Our safety culture is embedded across our organization through ongoing safety training, coaching, leadership, and employee engagement initiatives. Our long‑standing Looking Out for Each Other program urges team members to work together, be vigilant about safety and speak up if they spot an unsafe situation. We are also focusing on strict adherence to Life Critical Rules, which address the day‑to‑day activities that have the potential to cause serious harm or even loss of life. We continue to build our infrastructure and renew our technology to drive safety performance. The past four years especially have seen significant investments in track and other railway infrastructure to ensure a safe and reliable network. New technologies such as autonomous track inspection railcars and automated train inspection portals are increasing inspection frequency and quality. 2021 safety results show excellent promise. The FRA injury frequency rate was down 19% to its lowest level ever, evidence that Looking Out for Each Other and Life Critical Rules, among other initiatives, are having positive effects. Innovative technologies are increasing the frequency and quality of track and railcar inspections and, combined with effective training, helped to reduce FRA accidents by 3% to their second‑lowest level ever. award CN received a 2021 Railway Association of Canada Safety Award for our Autonomous Track Inspection Program where railcars are equipped with powerful sensors and AI technology and run on our regularly scheduled trains. In 2021, we were able to inspect up to 20 times more track than with previous slow‑moving methods (see p. XVIII for more details). Across the Company, our Health and Safety committees are focused on engaging employees, addressing safety issues and making concrete improvements. Taschereau Yard, QC cn 2021 annual report xv

INDUSTRY‑LEADING INNOVATION With our move toward DSR, CN is proactively pursuing an ambitious innovation strategy using technology, big data analytics and automation to further increase the safety and efficiency of our operations as well as deliver a reliable, low‑carbon, seamless service to our customers. Oshkosh, WI xvi cn 2021 annual report dsr: creating value for our customers, employees and communities At CN, we are not only focused on the efficiency of our operations, but also on the engagement and safety of our employees, the experience of our customers, and the impact we have on our communities and the environment. With PSR, we tame the complexity of the network, bringing precise planning and execution to ever‑shifting operating conditions. Now, we are boosting PSR to the next level with DSR. New advanced digital technologies, big data and artificial intelligence (AI) offer exciting opportunities to improve the safety and sustainability of our operations with improved simplicity, reliability and predictive analytics leading to better planning, efficiency and decision‑making. DSR offers robust communication and visibility tools that demonstrate our commitment to managing customer supply chains with system integration as well as accurate and consistent data. We are also automating manual processes and related rework to free up time for more value‑added tasks. Using technology to its full potential will continue to propel CN forward as we build the premier railway of the 21st century. transitioning to the cloud As part of our move to DSR, CN has entered into a seven‑year strategic partnership with Google Cloud to transform how we do business with our supply chain partners, deliver new customer experiences and modernize our IT infrastructure. Our partnership with Google Cloud reinforces our commitment to DSR by investing in technologies that deliver high‑quality service to customers through an intuitive digital platform, powered by Google Cloud’s AI and machine‑learning tools, that will enable better connectivity and collaboration with customers and supply chain partners. Together, CN and Google Cloud will modernize CN’s multi‑cloud infrastructure, data analytics and AI to deliver next‑generation experiences for CN’s employees, customers and partners to improve safety and sustainability, create capacity, and reduce costs. We are working with Google Cloud to drive further innovation across our Company to build more resilient, responsive supply chains and provide industry‑leading intelligent platforms. Brampton Yard, ON cn 2021 annual report xvii advancing technology deployment as a strategic driver of value Our strategic deployment of capital is improving safety and sustainability, creating capacity, reducing costs, driving operational excellence, increasing speed to market, cultivating stronger customer partnerships, and ultimately reimagining the future of railroading. Autonomous Track Inspection Program CN is installing powerful sensor and AI tech into autonomous track inspection railcars positioned in regularly scheduled trains, enabling track inspections at normal track speeds. CN now has 10 fully autonomous railcars that are inspecting 100% of our mainline and 45% of the entire network on a consistent basis. Since the program launched in 2020, ATIP cars have inspected over 1.5 million miles of track. In 2021, some of our key corridors received up to 20 times more inspections than with previous methodologies. Automated inspection portals AI technology is also changing how we inspect our railcar fleet. Ultra‑high‑definition cameras in our seven automated inspection portals capture a 360° view of a train as it travels through at normal track speed. This method of railcar inspection, using machine‑learning algorithms, improves inspection quality, frequency and railcar reliability. Once completed, the algorithms will locate defects with zero human interaction and produce automatically generated work orders for car repair. Through use of the inspection portals in 2021, many critical defects, which could have resulted in significant operational disruption or personal injury, were identified. Handheld devices and process automation CN is also digitizing processes aimed at improving productivity, reducing costs and more accurately capturing revenues. To date, we have deployed over 10,000 handheld devices to train crews and 850 more to car and locomotive mechanics. In 2021, we continued to focus on digitizing reports and documentation for crews, customers, and mechanical work and ended the year with more than 90 process automations to eliminate repetitive tasks across all lines of business. In addition to increased efficiencies, these digitized processes enhanced safety by allowing us to deploy applications early in the pandemic, communicate information virtually, and keep frontline workers out of shared spaces. On the environmental front, digitizing and automating processes is saving over one million pages of paper each month. Smart Network CN is using an integrated digital scenario analysis and simulation tool to improve insight and enhance capacity planning relative to changing demand. Smart Network simulates train movements on the network to gain insight on capacity, cost and operational fluidity. The tool can also stress‑test scenarios to identify options to handle forecast volumes, including identification of specific pinch points on a timelier basis. The result is improved speed and accuracy of demand analysis for long‑lead‑time assets like locomotives, infrastructure and crews. Smart Terminal We are also investing in the intermodal supply chain of the future by using advanced technologies to improve decision‑making, capacity, productivity and service levels, including new container slot locations, storage methods and traffic flows. We are using telematic sensors on cranes and shunt trucks to better locate containers within the yard. Smart screens and maps help visualize the inventory and equipment movements to reduce the number of lifts per container. Finally, a new mobile app for truck drivers provides seamless end‑to‑end visit details via a simple, intuitive experience. The result is speed — faster turnaround times for truck drivers to receive their container, more efficient operations, and increased terminal capacity and fluidity. Our first smart terminal is Brampton, the largest intermodal terminal on CN’s system. xviii cn 2021 annual report

Tackling the impact of climate change At CN, our goal is to conduct our operations with minimal environmental impact, while offering a carbon‑efficient and sustainable way to move goods. By leveraging rail for the long haul, CN can help our customers reduce their overall transportation supply chain GHG emissions. As a result, CN is making a positive contribution in the urgent fight against climate change and playing a key role in the transition to a lower‑carbon economy. CN was the first North American railway, and among the first 100 companies globally, to announce an approved science‑based target. Our new 2030 science‑based targets reflect a well‑below 2°C scenario and were approved by the Science Based Targets initiative (SBTi) in April 2021. CN also recently signed the “Business Ambition for 1.5°C” and joined the “Race to Zero” campaign, committing to setting targets in line with a 1.5°C scenario and achieving net‑zero carbon emissions by 2050. CN recognizes the importance of collaborating with customers, supply chain partners, suppliers, researchers, clean tech innovators and governments to accelerate the fight against climate change. Through the Railway Association of Canada, we have been actively working with our industry peers and the Government of Canada since 1995 to address the impacts of rail activities on the environment. In 2021, we announced important partnerships with our suppliers regarding renewable fuels testing and the purchase of a battery‑electric locomotive for joint pilot projects. We are reducing our non‑rail carbon footprint by upgrading our ground fleet, as well as retrofitting yards and buildings. Our EcoConnexions Employee Engagement program focuses on embedding environmental sustainability into our corporate culture through targeted initiatives to reduce energy consumption, minimize waste and improve housekeeping practices at our yards and offices. Since 2011, we have reduced energy consumption by 30% and avoided 171,000 tonnes of CO2 emissions at key yards and facilities, diverted 200,000 tonnes of operational waste from municipal landfills, and completed over 1,500 projects to improve housekeeping and create cleaner, more efficient and safer workplaces. Another example is our EcoConnexions Partnership Program, which has planted hundreds of thousands of trees to recognize our customers and supply chain partners for their sustainability efforts. award In 2021, for the sixth time, CN was recognized for climate leadership by global environmental non‑profit CDP, securing a place on its prestigious ‘A List’ for our actions to cut emissions, mitigate climate risks and develop the low‑carbon economy. CN is one of only 200 high‑performing companies to make the ‘A List’ out of nearly 12,000 companies that were scored. cn 2021 annual report xix

STRONG CUSTOMER PARTNERSHIPS CN aspires to be a customer‑centric organization. We work with all our supply chain partners to deliver sustainable top‑tier transportation services for our customers by anticipating their needs, understanding their growth plans, earning their trust, and being agile. Our business model is anchored on end‑to‑end collaboration with our customers and supply chain partners from true origin to ultimate destination. We add value to this model by leveraging our expertise and technological innovation to advise our customers and help them win in their markets, because when our customers grow, CN grows along with them. XTL Warehouse Montreal East, QC xx cn 2021 annual report digitizing our customers’ experience with apis Using DSR, CN aims to provide an optimal digital experience for our customers and supply chain partners regardless of how they connect to and consume data. We will lead the way with a multi‑faceted, modern approach that uses a cloud‑ and platform‑based IT architecture. For example, our Application Programming Interfaces (APIs) offer robust supply chain visibility tools that demonstrate our commitment to managing customer supply chains through system integration and innovative data. A rail industry first, CN’s API development platform offers customers data that was not previously available, such as GPS location of our customers’ railcars and containers. CN APIs also provide key data such as Bill of Lading (BOL) information and shipment status to make it easy to query data from a wide variety of customer inputs, including equipment, BOL, vehicle ID number, reservation number, and more. For example, Conuma, a leading Canadian producer and exporter of premium steelmaking coal, employs CN to deliver their product to Asian customers via the Port of Prince Rupert. Our tailor‑made GPS API provides Conuma with very granular views of the location, speed and direction of movement of CN unit trains — with data that is refreshed every five minutes. Conuma’s employees can see exactly where their railcars are via a digital screen at the loading area, which helps Conuma with their mine production schedules and workforce planning — two key metrics that help them drive efficiency and improve their bottom line. CN APIs are also helping our customers automate routine manual tasks. Our customers no longer have to spend time pulling data into spreadsheets, enabling their teams to focus on higher‑value work. One such customer is MSC. CN and MSC worked together to identify processes that could be digitized to help drive faster terminal operations. For example, CN quickly developed an API that allows short‑haul drivers to identify their container directly from their own company’s system. simplification through information CN is building a digital ecosystem that is signaling a new era of innovation, business transparency and seamless integration to help our customers succeed in their local and global markets. Our new Digital Customer Experience platform will allow our customers to seamlessly visualize shipments using maps, status‑based graphics and KPIs via a mobile device or web to query information or execute a transaction with ease. This new platform integrates information from multiple providers to offer end‑to‑end visibility that optimizes the logistics journey of plan, ship, track and pay, and evolves to our customers’ changing needs. cn 2021 annual report xxi nurturing close relationships with our customers A critical element of our supply chain collaboration model is open communication with all our stakeholders. Supply chain collaboration agreements with ports, terminal operators and customers help to drive down costs, improve visibility of the entire move with common metrics, and seamlessly integrate our services into their operations. All parties continually share information to understand and optimize supply chain performance, including scheduling railcar and container supply, planning loading and unloading, as well as managing the pipeline to avoid pinch points. Additionally, we are adjusting our service performance metrics to better reflect our customers’ changing requirements. We are also taking an industry‑leading focus on measuring customer satisfaction to consistently align to customer needs and maintain our everyday operational excellence. A fine example of CN’s supply chain mindset is our close relationship with Pembina, a leading Canadian transportation and midstream oil and gas service provider. As an integral part of Pembina’s global supply chain, CN worked with them to develop the Port of Prince Rupert (Watson Island) as a 25,000‑barrel‑per‑day export terminal for propane. Opened in April 2021, the new terminal provides Pembina with the option to access export markets in addition to domestic markets. Our investments in long‑train operations — doubling the length of sidings to 12,000 feet, acquiring new high‑horsepower locomotives and expanding the use of distributed power — enable a balanced flow of loads and empties in unit trains to/ from Pembina’s Redwater fractionation facility north of Edmonton. Another example: in 2021, CN introduced our Domestic Guaranteed Equipment Program, whereby customers can reserve intermodal equipment (including 53’ intermodal containers — dry, heater or reefer) for guaranteed next‑day service and same‑day service, when available. The program enables customers with urgent shipping needs to secure service in high‑demand markets. safety is important for our customers, too With a hands‑on approach, CN shares practical knowledge at the ground level with our customers, helping them manage their rail operations more efficiently and safely. Our safety experts work directly with our customers to train their personnel in safe railroading practices and audit the safety of their operations on site to eliminate derailment and injury hazards. Customers can also enhance their safe railroading skills at one of our two CN Campus locations in Winnipeg, MB, and Homewood, IL. CN’s annual Safe Handling Awards recognize our customers for achievements in meeting the challenges of maintaining safe operations. Watson Island, BC xxii cn 2021 annual report

Building the talent and culture for the railroad of the future CN’s people have always been our most important differentiator. They power our success by caring passionately about railroading and bringing a high level of commitment and resilience to their daily tasks, even in challenging times. CN continues to attract, train and motivate top talent, with a renewed focus on a diverse, inclusive and winning culture. We also develop our employees with the necessary skills for an increasingly automated and data‑driven work environment. At CN, we are committed to developing the workplace of the future by being an employer of choice, ensuring our workforce reflects the diversity of the communities where we operate, and empowering all employees to embrace their full potential. CN welcomes and celebrates diversity in all its forms and fosters a culture of belonging where everyone feels included and valued without discrimination across race, gender, religion and identity. We are nurturing a culture where difference is valued by taking concrete action to increase outreach to employees through Employee Resource Groups (ERGs) where employees with common identities, backgrounds and/or interests can gather to share ideas. Our employee‑run, executive‑sponsored ERGs create a culture of inclusion by providing open forums and safe spaces for employees to meet, advise on opportunities, reach out to communities, and be their authentic selves. Our ERGs embrace the diversity and individuality of CN employees and provide opportunities to propel innovation by bringing together different perspectives, experiences and ideas from CN employees at all levels. CN’s Talent Acquisition team embeds our policies of inclusion and diversity into its recruitment practices. Through focus areas like targeted recruitment campaigns, strategic partnerships with diversity‑focused agencies, and participation in key events, CN continues to present an increasingly representative and diverse pool of candidates to hiring managers. The Company has set a target to attain, by 2022, and thereafter maintain, an executive management team comprised of at least 30% women. This target aligns with our pledge to accelerate the advancement of women in business, as set out in the Catalyst Accord 2022. awards For 2022, CN is proud to once again be named one of Canada’s Top 100 Employers and a Top Montreal Employer. from left: Amin Abdulle, Autumn Lane and Chris Silzer are all part of our solid team of railroaders at Chappell Yard, Saskatoon, SK. cn 2021 annual report xxiii

GROWING OUR REACH CN facilitates end‑to‑end supply chains to unlock long‑term, profitable growth. With our tri‑coastal network that spans North America, CN reaches farther, both physically and commercially, for our existing customers and to find new ones, by playing a lead role in connecting North America to the world. Having the capacity to move large volumes of goods is the result of the can‑do attitude of our people supported by the investment of over $13 billion in capital between 2018 and 2021, which also kept our network well maintained, safe and robust. Entrance, AB xxiv cn 2021 annual report

In Western Canada, CN invests in infrastructure and equipment to grow our capacity and increase our share of new industrial production, while also responding to shifting demands in commodities (e.g., transition to green energy). In Eastern Canada, we aim to further densify our network by developing port and inland terminals to promote gateway growth and provide customers with a cost‑advantageous intermodal route to Toronto and the American Midwest (e.g., Milton Logistics Hub). In the U.S., we intend to boost our competitive presence and capabilities in the Gulf region by partnering with non‑rail technology companies specializing in hub‑to‑hub freight transport. building reliable supply chains After several years of record capital investments to build the infrastructure and acquire the equipment needed to improve the safety and fluidity of our network to meet the growing demands of the North American economy, our investments have returned to a more traditional level. In 2021, we invested $2.9 billion (20% of revenues) to ensure the safety of the network, expand yards, lengthen sidings and twin sections of track, especially in our busy Edmonton/Winnipeg/Chicago, Edmonton/Vancouver and Edmonton/Prince Rupert corridors. We are also renewing our locomotive and railcar fleet and deploying advanced technologies to enhance safety, drive down costs and improve productivity. inland terminal expansions In 2021, we opened a new distribution terminal in New Richmond, WI. The multipurpose facility includes an automotive compound for finished vehicles and an intermodal terminal to serve the growing needs of our customers in Minneapolis–Saint Paul, MN, and the Upper Midwest. We are also breaking ground on our new logistics hub in Milton, ON, which recently received all required federal regulatory approvals. CN continues to work diligently with regulators to ensure the project meets all conditions of approval. The facility will benefit our customers and the regional economy by providing much‑needed inland terminal capacity, thereby improving Central Canada’s access to key transborder markets and the coastal gateways we serve. The facility will also benefit the environment by converting truck traffic to more carbon‑efficient rail. Construction began in January 2022 and the hub is expected to be operational in the first quarter of 2025. massive investments in the canadian grain supply chain Investments by CN and our customers are achieving synergies across the entire grain supply chain. Grain handling capacity in Western Canada is increasing rapidly to meet positive trends in grain production and demand. Our direct‑served customers at the Port of Vancouver, including G3, Fraser, Richardson, Cargill and Fibreco, have significantly increased nameplate grain‑handling capacity through the construction or expansion of grain export terminals. Of the 42 new high‑throughput elevators on the Prairies, many with loop tracks enabling faster grain loading, 30 have been or are being built on CN lines (29 exclusively). Our investments in long sidings, double track and tunnel ventilation will help serve this increased capacity. New Richmond, WI cn 2021 annual report xxv developing new end markets for energy products Alberta is Canada's largest hub for petrochemical production and refining. There are 36 petrochemical manufacturers currently operating in central Alberta, 85% of which are located on CN’s rail lines. Methane, ethane, ethylene and propane are some of the petrochemicals produced in Alberta that are used as building blocks for manufacturing. Our capital investments in key natural gas liquids corridors coupled with customer investment in their facilities allow CN to provide a balanced flow of loads and empties for our customers. The two new propane export terminals at the Port of Prince Rupert are exclusively served by CN. The successful opening of these export facilities, which are already exceeding targets, provides our customers with the option of serving the domestic or export market. Other less carbon‑intensive products are also being developed in the Alberta Heartland, such as biodiesel and other renewable fuels, glycol, blue methanol and blue ammonia (used in Asia for decarbonization of power generation). flooding in british columbia During the three weeks between November 14 and December 4, 2021, CN’s network in southern B.C. was shut down when we experienced 58 washouts over a 150‑mile stretch following record rainfall. The railroad mobilized more than 400 employees and contractors as well as over 110 pieces of heavy equipment, operating 24 hours a day, 7 days a week, to get the rail line back into service. 282,000 cubic yards of rock and soil were moved to rebuild damaged locations, the equivalent of over 25,000 truckloads. Operating metrics returned to normal only two weeks after the network reopened. During the outage, CN was able to use our exclusive access to the Port of Prince Rupert to move goods. Equipment and staffing levels were increased to keep Canadian natural resources moving to markets and consumer goods from overseas flowing to communities across North America. CN employees also worked closely with emergency management officials to aid British Columbians impacted by the weather. Working with partners, CN helped evacuate hundreds of stranded residents and brought urgent medical care and equipment to areas cut off by high water. CN also donated $100,000 to the Canadian Red Cross. This is in addition to the $1.5 million CN contributed following the B.C. wildfires last summer. Track Supervisor Haydn Marsh and his team pitched in to help the Fraser Canyon Hospital in Hope, BC, when critical medical supplies were needed during the historic floods. xxvi cn 2021 annual report

Stakeholder engagement CN plays an essential role and contributes to the economic prosperity of more than 2,000 cities, towns and Indigenous communities throughout North America. In 2021 alone, CN moved over 300 million tonnes of cargo, spent $10.9 billion in local communities, paid $2.9 billion in wages and benefits to our more than 22,000 employees, invested $2.9 billion in capital projects and paid $1.4 billion in taxes. CN engages openly and proactively with communities to help drive progress and foster mutual respect. For example, under CN's Community Engagement program, we meet with municipal officers and their first responders to assist them in their emergency planning. All Aboard for Safety is CN’s flagship community education program. Every year, CN employees make hundreds of presentations and talk to thousands of children and adults at schools and community events in Canada and the U.S. about the importance of rail safety and the dangers of walking or playing on or near railway tracks. The CN Police Service continues to be active in communities across our network to promote safe behaviour around railway property by conducting enforcement activities and delivering safety presentations. During the industry’s annual Rail Safety Week campaign, CN police officers and other employees, in partnership with Operation Lifesaver®, participate in many safety initiatives to raise awareness about preventing accidents. We believe another way to help build more sustainable communities is to actively contribute millions of dollars each year through our CN Stronger Communities Fund to organizations, programs and initiatives that promote the health and safety of young people, transportation research and education, environmental sustainability, and diversity. We are proud of our employees, retirees and their families who volunteer to make their communities better places to live, work and play. The CN Railroaders in the Community program recognizes these acts of kindness by providing grants to the community‑based not‑for‑profit organizations our employees choose to support through their volunteer efforts. The CN Employees’ and Pensioners’ Community Fund, which has been in existence for more than 50 years, organizes fundraising activities in support of many Canadian charities. Despite the pandemic, the most recent campaign met with excellent success, raising over $1.5 million. During the past 10 years, the Fund has raised $18.3 million in donations to assist more than 500 charities specializing in health and research, community well‑being, child support and humanitarian aid. The Fund directs every dollar donated directly to the designated organizations. award CN partners with Transportation Community Awareness and Emergency Response (TRANSCAER®), through which we help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of an incident. CN earned the prestigious TRANSCAER National Achievement Award from the American Chemistry Council for the 12th consecutive year. Belleville, ON cn 2021 annual report xxvii

BOARD OF DIRECTORS

As at April 5, 2022

Robert Pace, D. COMM., C.M.
Chair of the Board
Canadian National Railway Company
President and Chief Executive Officer
The Pace Group
COMMITTEES: 2, 3

Tracy Robinson
President and Chief Executive Officer
Canadian National Railway Company
COMMITTEE: 4

Shauneen Bruder
Vice-Chair of the Board
Canadian National Railway Company
Retired Executive Vice-President, Operations
Royal Bank of Canada
COMMITTEES: 1, 2*, 3

Denise Gray
Director, External Affairs & Government Relations, North America, LG Energy Solution Michigan Inc.
COMMITTEES: 1, 2, 3

Justin M. Howell
Senior Investment Manager
Cascade Asset Management Co.
COMMITTEES: 2, 3, 4

The Honourable Kevin G. Lynch, P.C., O.C., PH.D, LL.D.
Retired Vice-Chair
BMO Financial Group
COMMITTEES: 1, 2, 3*

Margaret A. McKenzie
Founder and former Chief Financial Officer
Range Royalty Management Ltd.
COMMITTEES: 1, 4

James E. O'Connor
Retired Chairman and CEO
Republic Services, Inc.
COMMITTEES: 1, 4

Jo-ann dePass Olsovsky
Retired Executive Vice-President and Chief Information Officer
Salesforce.com, Inc.

Robert L. Phillips
President
R.L. Phillips Investments Inc.
COMMITTEES: 1*, 3

Laura Stein
Executive Vice-President – Corporate & Legal Affairs and General Counsel
Mondelēz International
COMMITTEES: 2, 4*

COMMITTEES:

1 Audit, Finance and Risk
2 Governance, Sustainability and Safety
3 Human Resources and Compensation
4 Pension and Investment
* *Denotes chair of the committee*

The Board wishes to thank Robert Pace (Chair), Jim O'Connor and Laura Stein for their many years of exemplary service to CN. Each of them has contributed their insight and expertise to our work — and the entire CN community has been enriched by their efforts.

AWARDS

Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA

DJSI again recognized CN as a sustainability leader in 2021. This marks the 10th consecutive year that CN is listed on the prestigious DJSI World Index and the 13th consecutive year that CN is listed on the DJSI North America Index.

Sustainability Yearbook
Member 2021
S&P Global

CN is proud to have been included in S&P Global's Sustainability Yearbook 2021 as one of the top 15% sustainability performers in the transportation industry.

THE GLOBE AND MAIL

CN's Board of Directors has been recognized for adhering to the highest standards of corporate governance, earning a first-place ranking in *The Globe and Mail Report on Business* annual comprehensive assessment of 220 S&P/TSX composite index members with a score of 98%.

XXVIII CN 2021 ANNUAL REPORT

governance CN is committed to the highest standards of corporate governance, with an emphasis on shareholder engagement and transparency. How we deliver success is just as important as what we achieve. Therefore, we work diligently to bring integrity and excellence into everything we do. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CN ensures its corporate governance practices comply with the highest standards and rules adopted by the Canadian Securities Administrators, applicable provisions of the U.S. Sarbanes Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission. CN is exempted from complying with many of the NYSE corporate governance rules, provided it complies with Canadian governance requirements. Except as summarized on our website at www.cn.ca/governance, CN’s governance practices comply with the NYSE corporate governance rules in all significant respects. Consistent with the belief that ethical conduct goes beyond compliance and resides in a comprehensive governance culture, CN publishes and enforces its Corporate Governance Manual, Code of Business Conduct, Anti Corruption Policy, Supplier Code of Conduct and Human Rights Policy. We also maintain several methods for employees and third parties to anonymously report accounting, auditing and other concerns. CN is proud of the leadership demonstrated by its Board of Directors with respect to diversity and is a proud signatory to the Catalyst Accord 2022. In 2021, the Board set a new target that at least 50% of the independent directors will come from diverse groups, including gender parity by the end of 2022. Reflecting evolving best practice trends in Canada and the U.S., CN’s Board of Directors updated its corporate governance policies in 2021 to: • Confirm that all directors are subject to a 14‑year tenure limit. • Lower the retirement age for directors from 75 to 72. • Permit directors to serve on a maximum of three public boards, including CN. In 2021, CN also created a new Governance, Sustainability and Safety Committee, chaired by Shauneen Bruder, to assist the Board in overseeing policies and practices relating to ESG matters. CN is in daily contact with Indigenous communities across our network, identifying and fostering business opportunities, increasing employee awareness, and promoting employment opportunities within these communities. In February 2021, CN announced the creation of an Indigenous Advisory Council (IAC), an independent body comprised of Indigenous leaders from across Canada. The IAC’s mandate is to provide advice to CN's Board and CEO on relevant issues such as reinforcing diversity and inclusion through policies and procedures that reflect these principles. Our approach to sustainability is aligned with international standards, including the United Nations Global Compact and Sustainable Development Goals, the Global Reporting Initiative, the Sustainability Accounting Standards Board, the World Bank Mobility Goals, and the Task Force on Climate related Financial Disclosures. These expectations are integrated into our five sustainability pillars: Environment, Safety, People, Communities, and Governance. Montreal, QC cn 2021 annual report xxix

SELECT SENIOR OFFICERS Tracy Robinson President and Chief Executive Officer Sean Finn Executive Vice‑President, Corporate Services and Chief Legal Officer Ghislain Houle Executive Vice‑President and Chief Financial Officer Dominique Malenfant Executive Vice‑President and Chief Information and Technology Officer Robert Reilly Executive Vice‑President and Chief Operating Officer James Cairns Senior Vice‑President, Rail Centric Supply Chain Dorothea Klein Senior Vice‑President and Chief Human Resources Officer Doug MacDonald Interim Chief Marketing Officer Helen Quirke Senior Vice‑President and Chief Strategy Officer Rance Randle Senior Vice‑President, Network Operations and Transportation Keith Reardon Senior Vice‑President, Consumer Product Supply Chain Paul Butcher Vice‑President, Investor Relations Marlene Puffer President and Chief Executive Officer, CN Investment Division As at April 5, 2022 xxx cn 2021 annual report

SHAREHOLDER AND INVESTOR INFORMATION Annual meeting The annual meeting of shareholders will be held online via webcast at 10:00 a.m. (EDT) on May 20, 2022. Please refer to www.cn.ca for meeting details. Annual information form The annual information form may be obtained by writing to: The Corporate Secretary Canadian National Railway Company 935 de La Gauchetière Street West Montreal, QC, Canada H3B 2M9 It is also available on CN’s website (www.cn.ca). Transfer agent and registrar Computershare Trust Company of Canada Offices in Canada: Montreal, Quebec Toronto, Ontario Calgary, Alberta Vancouver, British Columbia Telephone: 1‑800‑564‑6253 www.investorcentre.com Co‑transfer agent and co‑registrar Computershare Trust Company N.A. Att: Stock Transfer Department Overnight Mail Delivery: 462 South 4th Street, Louisville, KY, United States 40202 Regular Mail Delivery: P.O. Box 505000, Louisville, KY, United States 40233‑5000 Telephone: 1‑800‑962‑4284 Shareholder services Shareholders having inquiries concerning their shares, wishing to obtain information about CN, or to receive dividends by direct deposit or in U.S. dollars may obtain detailed information by communicating with: Computershare Trust Company of Canada Shareholder Services 100 University Avenue, 8th Floor Toronto, ON, Canada M5J 2Y1 Telephone: 1‑800‑564‑6253 www.investorcentre.com Stock exchanges CN common shares are listed on the Toronto and New York stock exchanges. Ticker symbols: CNR Toronto Stock Exchange CNI New York Stock Exchange Investor relations Paul Butcher Vice‑President, Investor Relations Telephone: 514‑399‑0052 Head office Canadian National Railway Company 935 de La Gauchetière Street West Montreal, QC, Canada H3B 2M9 P.O. Box 8100 Montreal, QC, Canada H3C 3N4 cn 2021 annual report xxxi design: Veronica Chin McLure, BC

Selected Railroad Statistics - unaudited

	2021	2020	2019
Financial measures			
Key financial performance indicators [1]			
Total revenues *($ millions)*	**14,477**	13,819	14,917
Freight revenues *($ millions)*	**13,888**	13,218	14,198
Operating income *($ millions)*	**5,616**	4,777	5,593
Adjusted operating income *($ millions)* [2][3]	**5,622**	5,263	5,708
Net income *($ millions)*	**4,892**	3,562	4,216
Adjusted net income *($ millions)* [2][3]	**4,218**	3,784	4,189
Diluted earnings per share *($)*	**6.89**	5.00	5.83
Adjusted diluted earnings per share *($)* [2][3]	**5.94**	5.31	5.80
Free cash flow *($ millions)* [2][4]	**3,296**	3,227	1,992
Gross property additions *($ millions)*	**2,897**	2,863	4,079
Share repurchases *($ millions)*	**1,582**	379	1,700
Dividends per share *($)*	**2.46**	2.30	2.15
Financial ratios			
Operating ratio *(%)* [5]	**61.2**	65.4	62.5
Adjusted operating ratio (%) [2][3]	**61.2**	61.9	61.7
Adjusted debt-to-adjusted EBITDA *(times)* [2][6]	**1.82**	1.98	2.01
Return on invested capital (ROIC) *(%)* [2][7]	**16.4**	12.7	15.3
Adjusted ROIC *(%)* [2][7]	**14.1**	13.4	15.1
Operational measures [8]			
Statistical operating data			
Gross ton miles (GTMs) *(millions)*	**458,401**	455,368	482,890
Revenue ton miles (RTMs) *(millions)*	**233,138**	230,390	241,954
Carloads *(thousands)*	**5,701**	5,595	5,912
Route miles *(includes Canada and the U.S.)*	**19,500**	19,500	19,500
Employees *(end of year)*	**22,604**	24,381	25,975
Employees *(average for the year)*	**24,084**	23,786	26,733
Key operating measures			
Freight revenue per RTM *(cents)*	**5.96**	5.74	5.87
Freight revenue per carload *($)*	**2,436**	2,362	2,402
GTMs per average number of employees *(thousands)*	**19,033**	19,144	18,063
Operating expenses per GTM *(cents)*	**1.93**	1.99	1.93
Labor and fringe benefits expense per GTM *(cents)*	**0.63**	0.60	0.61
Diesel fuel consumed *(US gallons in millions)*	**397.6**	407.2	451.4
Average fuel price *($/US gallon)*	**3.28**	2.42	3.17
Fuel efficiency *(US gallons of locomotive fuel consumed per 1,000 GTMs)*	**0.867**	0.894	0.935
Train weight *(tons)*	**9,658**	9,501	9,125
Train length *(feet)*	**8,559**	8,572	8,232
Car velocity *(car miles per day)*	**195**	185	194
Through dwell *(entire railroad, hours)*	**7.9**	8.6	7.9
Through network train speed *(miles per hour)*	**19.2**	18.5	18.5
Locomotive utilization *(trailing GTMs per total horsepower)*	**198**	196	198
Safety indicators [9]			
Injury frequency rate *(per 200,000 person hours)*	**1.33**	1.64	1.97
Accident rate *(per million train miles)*	**1.82**	1.87	2.23

(1) *Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.*

(2) *These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.*

(3) *See the section entitled Adjusted performance measures in the MD&A for an explanation of these non-GAAP measures.*

(4) *See the section entitled Liquidity and capital resources – Free cash flow in the MD&A for an explanation of this non-GAAP measure.*

(5) *Operating ratio is defined as operating expenses as a percentage of revenues.*

(6) *Adjusted EBITDA for 2019 has been restated to include the workforce reduction program adjustment in order to conform with the current definition and be comparable with the current year. See the section entitled Liquidity and capital resources – Adjusted debt-to-adjusted EBITDA multiple in the MD&A for an explanation of this non-GAAP measure.*

(7) *See the section entitled ROIC and adjusted ROIC in the MD&A for an explanation of these non-GAAP measures.*

(8) *Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company's Management's Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.*

(9) *Based on Federal Railroad Administration (FRA) reporting criteria.*

CN | 2021 Annual Report 1

Contents Business profile 3 Corporate organization 3 Strategy overview 3 Human capital management 11 Forward-looking statements 14 2021 Financial outlook 15 Financial highlights 15 2021 compared to 2020 15 Operating highlights 16 Non-GAAP measures 17 Adjusted performance measures 17 ROIC and adjusted ROIC 20 Constant currency 21 Revenues 22 Operating expenses 27 Other income and expenses 28 2020 compared to 2019 29 Summary of quarterly financial data 36 Summary of fourth quarter 2021 36 Financial position 37 Liquidity and capital resources 38 Off balance sheet arrangements 46 Outstanding share data 46 Financial instruments 46 Recent accounting pronouncements 48 Critical accounting estimates 48 Business risks 58 Controls and procedures 67 Management's Discussion and Analysis 2 CN | 2021 Annual Report

This Management's Discussion and Analysis (MD&A) dated February 1, 2022, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2021 Annual Consolidated Financial Statements and Notes thereto. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted. CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2021 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office. Business profile CN is engaged in the rail and related transportation business. CN's network of 19,500 route miles of track spans Canada and the United States of America (U.S.); the only railroad connecting Canada's Eastern and Western coasts with the U.S. South. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to Canada, the U.S. and Mexico. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship. CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better position the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2021, CN's largest commodity group accounted for 28% of total revenues. From a geographic standpoint, 16% of revenues relate to U.S. domestic traffic, 31% transborder traffic, 18% Canadian domestic traffic and 35% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets. Corporate organization The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company's corporate management in evaluating financial and operational performance and allocating resources across CN's network. The Company's strategic initiatives are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region and Eastern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the strategy and operating plan established by corporate management. See Note 23 – Segmented information to the Company's 2021 Annual Consolidated Financial Statements for additional information on the Company's corporate organization, as well as selected financial information by geographic area. Strategy overview CN has long been a nation builder and trade enabler, and is essential to the North American economy. The Company’s strengths are many: a unique tri-coastal network; a highly diverse customer base; an early mover advantage on sustainability, including fuel efficiency and environmental stewardship; a proven ability to innovate, including pioneering Precision Scheduled Railroading (PSR); and a focus on safety. CN’s strategic plan is about redefining railroading. The objective is clear: to deliver profitable growth by growing faster than the markets the Company participates in and continuously improving its operating efficiency, while being a leader in sustainability. This is expected to drive consistent shareholder returns and earnings growth. CN's business strategy is anchored on the Company’s vision of Powering Sustainable Growth for our customers, people and communities. This strategy rests on a strong commitment to moving its customers’ goods safely and efficiently, having talented and engaged employees, being environmentally responsible, helping build safer and stronger communities, all while adhering to the highest ethical standards of Management's Discussion and Analysis CN | 2021 Annual Report 3

governance. CN calls this Delivering Responsibly. Upon its solid strategic foundation rest four pillars: operational excellence every day, strong customer partnerships, growing its reach, and industry-leading innovation. CN’s strategy creates value for its shareholders by striving for sustainable financial performance, including profitable top-line growth, strong free cash flow generation and return on invested capital well above the Company’s cost of capital. CN also returns value to shareholders through dividend payments and share repurchases. Through its strategic vision, CN is demonstrating the foresight, flexibility and resilience necessary to continue to create sustainable value for all its stakeholders by redefining railroading for the 21st century. • CN is going digital as the digital revolution transforms North American business. • CN is using data as an asset for better operational efficiency. • CN is focused on being part of the climate change solution. • CN is creating new relationships with customers and new customer service models. • CN is building a diverse and talented North American workforce of committed railroaders. CN’s strategy harnesses new technologies, opportunities, and relationships to “Power Sustainable Growth for our customers, people, and communities". Operational excellence every day CN's goal is to deliver reliable, efficient and cost-effective transportation services for its customers. CN continues to improve its service productivity and safety, with a focus on investments in network fluidity, automation, big data analytics and the digital customer experience. CN's PSR operating model focuses on improving every aspect of railroad operations to meet customer commitments efficiently and profitably. This calls for the continuous measurement of results and the use of such information to generate further improvements in the service provided to customers and in the efficiency of operations. The Company strives to run longer trains, reduce terminal dwell times and improve overall network velocity. PSR is a disciplined operating methodology that CN executes with a sense of urgency and accountability. Strong customer partnerships CN aims to provide the best customer service by anticipating its customers’ needs, understanding their growth plans, earning their trust, becoming a truly customer-centric organization and demonstrating agility. CN is developing deeper and stronger customer partnerships, putting its customers, and ultimately their end customers, at the center of its operations. CN’s focus is on end-to-end collaboration with its customers and supply chain partners to help them grow their markets while leveraging technological innovation to deliver value. Supply chain collaboration agreements with ports, terminal operators and customers leverage key performance metrics that drive efficiencies within CN's operations and across the entire supply chain. CN’s goal is to ensure a seamless end-to- end customer experience by digitizing its operations, bringing transparency to the supply chain and adjusting its service performance measures to better reflect its customers’ changing requirements. CN is digitalizing the way it does business, including sharing data through Application Programming Interfaces (APIs) and improving its communications and service performance through the use of mobile reporting and enhanced digital customer interfaces. CN will take an industry-leading focus on measuring customer satisfaction to consistently align to customer needs and maintain its everyday operational excellence. Grow its reach CN facilitates the end-to-end supply chain to unlock long-term, profitable growth. With its unique tri-coastal network that spans North America, CN reaches farther, both physically and commercially, for its existing customers and to find new ones by playing a lead role in connecting North America to the world. To grow its reach for carload customers, CN is expanding its network of transload facilities across North America. In Western Canada, CN invests in infrastructure and equipment to grow its capacity and increase its share of new industrial production while also responding to shifting demands in commodities (e.g., transition to green energy). In Eastern Canada, CN aims to further densify its network by potentially developing, through partnerships, port and inland terminals to promote gateway growth and provide customers with a cost- advantageous intermodal route to Toronto and the American Midwest. Industry-leading innovation CN proactively pursues an ambitious innovation strategy using technology, analytics and automation to increase safety and efficiency as well as deliver a reliable, low-carbon, seamless service to its customers. As a pioneer of PSR, CN is well positioned to drive the next wave of change with Digital Scheduled Railroading (DSR). DSR applies technology tools and new ways of working to unlock further operational excellence, customer service and employee engagement. DSR features: • Improved simplicity, reliability and predictability: Use advanced digital technologies, big data, artificial intelligence (AI) and predictive analytics for better planning, efficiency, and safety. • Better decision-making: Improved real-time data and analytical support tools available 24/7. Management's Discussion and Analysis 4 CN | 2021 Annual Report

• Enhanced visibility: More accurate, consistent and relevant information provided to all stakeholders (e.g., customers, employees, communities). • Digitized work: Automate manual processes to improve efficiency and safety. • Enhanced cybersecurity protections: Protect the Company’s physical assets and data to keep its network safe. • Improved analytics with a focus on sustainability (e.g., safety, environment, people, communities). In December 2021, CN announced a seven-year strategic partnership with Google Cloud to transform CN’s supply chain to deliver new customer experiences, and modernize its technology infrastructure in the cloud. Sustainability leadership Sustainability is at the heart of how CN is building for the future. Delivering Responsibly, the encapsulation of the Company’s sustainability leadership, underpins all of CN’s decisions, commitments and investments. The Company is focused on transporting goods safely, engaging the best diverse team of railroaders, protecting the environment, helping neighboring communities, and adhering to stringent ethical standards. CN understands that transparency is essential for stakeholder trust concerning the Company’s Environmental, Social and Governance (ESG) commitments. In that regard, CN seeks to align its ESG disclosures with global best practice frameworks. Safety is a core value CN is intensely focused on its uncompromising commitment to the health and safety of its employees, the communities and environment in which it operates and the customers it serves. The Company embraces a safety culture based on the fundamental belief that all injuries and accidents are preventable. CN’s objective is simple: reduce on-the-job fatalities and serious injuries to zero. The Company is employing advanced technology and innovative training models to help achieve this goal. CN also continues to train its people and build its infrastructure toward its goal of being the safest railroad in North America. More specifically, CN is: • Fostering an engaged workforce that respects Life Critical Rules. • Embedding a mindset whereby employees take ownership for their own safety and the safety of others by Looking Out for Each Other. • Training employees to identify and mitigate exposures. • Using advanced technologies to proactively mitigate human error and reduce risk. • Maintaining reliable and safe equipment and infrastructure. • Investing in employee training, coaching, recognition and engagement initiatives. See the section entitled Human capital management - Health and safety of this MD&A for additional information regarding CN's safety initiatives. Building the talent and culture to drive CN performance in a DSR world CN people have always been the Company's most important differentiator, caring passionately about railroading and bringing optimism, commitment and resilience to daily tasks. CN aims to attract, retain and train the very best talent, with a renewed focus on a diverse, inclusive and winning culture to enhance employee engagement. The Company aspires to have workforce diversity that reflects the communities in which it operates. CN develops its employees with the necessary skills for an increasingly automated and data-driven work environment. See the section entitled Human capital management of this MD&A for additional information regarding CN's human capital initiatives. Tackling the impact of climate change The Company's goal is to conduct its operations with minimal environmental impact, while offering a carbon-efficient and sustainable way to move goods. CN is making a positive contribution in the fight against climate change and playing a key role in the transition to a lower-carbon economy. With approximately 85% of its direct greenhouse gas (GHG) emissions generated from rail operations, CN believes the best way to reduce its carbon footprint is by continuously improving fuel efficiency. Over the years, this focus has resulted in significant progress in decoupling volume growth from carbon emissions. CN continues to maintain its leadership position among Class I North American railways, consuming approximately 15% less locomotive fuel per gross ton mile than the industry average. CN was also the first North American railway, and among the first 100 companies globally, to announce an approved science-based carbon reduction plan. CN will continue to raise the bar for climate leadership and intends to reduce its carbon footprint in line with the Paris Agreement and by continuing to drive fuel and carbon efficiency in its own fleets, and across the supply chain on a path toward net-zero by 2050. CN is building decarbonization partnerships with customers, locomotive manufacturers, supply chain partners, researchers, clean-tech innovators and government regulators to deliver on its climate vision and help drive economic prosperity in a low-carbon environment. To achieve its decarbonization targets, CN will need to continue to improve the fuel efficiency of its fleets, increase its use of sustainable renewable fuels and test innovative propulsion technologies while working collaboratively to bring low-carbon alternatives to market. Management's Discussion and Analysis CN | 2021 Annual Report 5

As part of CN's comprehensive Climate Action Plan, the Company engages in several best-practice initiatives, including: • Using cleaner, more fuel-efficient locomotives that emit less GHG. • Exploring and investing in innovative technologies, such as locomotive energy management and data telemetry systems as well as distributed power functionality. • Leveraging the principles of PSR to use fewer railcars and locomotives to ship more freight in a tight, reliable and efficient operation. • Layering advanced technology and automation onto every aspect of its operation, such as DSR. • Increasing its use of sustainable renewable fuel blends in its fleets. • Reducing CN’s non-rail carbon footprint by upgrading its ground fleet, retrofitting yards and buildings, and meeting strict requirements for its vessel fleet. • Working with its customers to help them reduce their transportation supply chain GHG emissions by leveraging rail for the long haul and trucking over shorter distances. The Company combines its expert resources, environmental management procedures, as well as training and audits for employees and contractors to help ensure it conducts its operations while protecting the natural environment and biodiversity. The Company's environmental activities include: • Monitoring and reporting on its environmental impact in Canada and the U.S. • Identifying and managing environmental issues in accordance with its environmental policy, which is overseen by the Governance, Sustainability and Safety Committee of the Board of Directors. • Putting in place risk mitigation strategies to minimize environmental risks to the Company. • Engaging openly and proactively with customers, supply chain partners, communities and governments to deliver on its target and help drive economic prosperity in a low-carbon environment. • Protecting biodiversity and managing the land in the various habitats through which its network runs are important aspects of CN’s corporate culture and are aligned with its community efforts to protect the environment. The Company's CDP Report, Task Force on Climate-related Financial Disclosures report, sustainability report entitled "Delivering Responsibly" and the Company's Corporate Governance Manual, which outlines the role and responsibilities of the Governance, Sustainability and Safety Committee of the Board of Directors, are available on CN's website in the Delivering Responsibly section. Stakeholder engagement and regulatory CN does not operate in isolation. It is tightly integrated with the rest of society, providing vital links spanning eight provinces, 16 states, 200 First Nation and Métis communities, and more than 2,000 towns and cities across its network. As such, CN continues to play an essential role and contributes to economic prosperity through job creation, investments and freight transportation services. However, CN believes it is not just what it does but how it does it that matters for its long-term success. The Company seeks to enhance its reputation through open and proactive engagement to ensure its stakeholders are aware of its strategy. CN engages externally across a wide spectrum of initiatives and fosters effective two-way communications that ensure a respectful and beneficial exchange. CN believes the rail industry can enhance safety by working closely with communities. Under CN's structured Community Engagement program, the Company engages with municipal officers and their emergency responders to assist them in their emergency response planning. During this frequent outreach, CN discusses: • Its comprehensive safety programs and performance. • The nature, volume and economic importance of dangerous goods it transports through their communities. • Emergency response planning. • Training sessions for emergency responders. The outreach builds on CN's involvement in Transportation Community Awareness and Emergency Response (TRANSCAER®), through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents. All Aboard for Safety is CN’s flagship community education program. Every year, CN employees make hundreds of presentations and talk to thousands of children and adults at schools and community events in Canada and the U.S. about the importance of rail safety and the dangers of walking or playing on or near railway tracks. As part of CN’s year‑round outreach effort, the CN Police Service continues to be active in communities across the CN network to promote safe behavior around railroad infrastructure. Activities include conducting enforcement initiatives with external agencies and delivering safety presentations to high‑risk groups. During the industry’s annual Rail Safety Week campaign, CN police officers and other employees, in partnership with Operation Lifesaver®, participate in numerous safety initiatives to raise awareness about preventing accidents and injuries around railway property. CN believes another way to help build more sustainable communities is to actively contribute millions of dollars each year through its CN Stronger Communities Fund to organizations, programs and initiatives that promote diversity and inclusion, innovation and safety, education, Management's Discussion and Analysis 6 CN | 2021 Annual Report

environmental protection, and many other causes such as food banks, homeless shelters, domestic violence shelters, healthcare centers, and anti-poverty organizations. CN is proud of its employees, retirees and their families who volunteer to make their communities better places to live, work and play. The CN Railroaders in the Community program recognizes these acts of kindness by providing grants to the community‑based not‑for‑profit organizations employees (current, retired or family) choose to support through their volunteer efforts. CN also encourages employee community involvement through its annual volunteer CN In Your Community Day. Operating within or adjacent to the reserve lands of 110 First Nations and Métis peoples, CN is in daily contact with Indigenous communities across its network, identifying and fostering business opportunities, increasing employee awareness, and promoting employment opportunities within these communities. In February 2021, CN announced the creation of an Indigenous Advisory Council (IAC), an independent body comprised of Indigenous leaders from across Canada. The IAC’s mandate is to provide advice to CN's Board and to the company's CEO on relevant issues such as reinforcing diversity and inclusion through policies and procedures that reflect these principles. Disciplined capital allocation and execution CN's success depends on a steady stream of capital investments that are aligned with and support its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock to information and operating technologies, as well as other equipment and assets that improve the safety, efficiency, capacity and reliability of CN's service offering. Investments in track infrastructure enhance the safety and integrity of the physical plant, increase the capacity and fluidity of the network, promote service excellence, and support growth. New locomotives equipped with distributed power increase capacity, fuel productivity and efficiency, and improve service reliability, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN's network. CN is also investing in and deploying advanced technologies to automate labor-intensive tasks like track and railcar inspections, as well as to improve the customer experience through ‘track and trace’ functionality. CN's long-term economic viability depends on the presence of a supportive regulatory and government policy environment that encourages investment and innovation. The multi-year implementation of CN’s strategic plan requires a disciplined, analysis-driven approach to capital allocation. Talent, technology and capital all need to be fully aligned. The Company’s capital allocation roadmap includes several core elements: • Investing in the maintenance of a safe and reliable network, enabled by technologies such as the Autonomous Track Inspection Program and Automated Inspection Portals. • Investing in asset infrastructure to strengthen its tri-coastal network. • Growing its physical and commercial reach through strategic partnerships and acquisitions. • Developing a portfolio approach to technology with business-led investment decisions, delivering value at each stage of implementation. • Deepening supply chain partnerships with its customers, including road-to-rail conversion. • Investing in data analytic systems, including AI, to support data-driven decision-making. • Investing in technologies and capital assets to support decarbonization of its footprint. Near term - 2022: CN's performance improvement plan On September 17, 2021, CN announced details of its strategic and financial value creation plan for 2022, “Full Speed Ahead – Redefining Railroading,” which advances CN’s strategic plan to lead on safety, customer value, operational excellence, sustainability and social inclusion, while continuing to deliver high-quality service to customers and generating profitable growth and enhanced returns to shareholders. In 2022, CN’s performance improvement plan is committed to operational excellence and delivering value for its shareholders by: • Prioritizing rail operations, including car velocity, train speed and train length; • Rationalizing its cost structure by streamlining the management hierarchy, particularly within support functions, to improve labor productivity by accelerating speed and quality of decision making; and • Producing compelling financial return through organic revenue growth driven by CN’s intermodal business and continuous improvement on its operating margins. CN’s performance in the fourth quarter of 2021 demonstrated solid progress towards this plan, despite the washouts in British Columbia caused by severe rain and flooding, resulting in a network shutdown in the region for three weeks in the fourth quarter ("B.C. washouts"). The performance in the fourth quarter was mainly due to pricing and yield optimization as well as cost reduction efforts largely driven by a headcount reduction of approximately 1,150 employees from the end of the third quarter as well as cost containment efforts in Purchased services and materials. CN has also demonstrated a commitment to shareholder returns through completion of the 2021 share buyback program, announcing a new share buyback program for 2022 of approximately $5 billion and a 19% dividend increase for 2022. Management's Discussion and Analysis CN | 2021 Annual Report 7

2021 Highlights CN's previous strategic investments in its infrastructure's resiliency enabled the Company to continue delivering high-quality service to customers while generating profitable growth and enhancing returns to shareholders. Financial performance improved across most measures, despite negative impacts from the polar vortex in February, the forest fires in Western Canada over the summer, washouts in British Columbia caused by severe rain and flooding, resulting in a network shutdown in the region for three weeks in the fourth quarter ("B.C. washouts") and ongoing supply chain issues. Financial highlights - 2021 compared to 2020 • Revenues increased by $658 million, or 5%, to $14,477 million. • Operating expenses decreased by $181 million, or 2%, to $8,861 million. • Operating income increased by $839 million, or 18%, to $5,616 million and adjusted operating income increased by $359 million, or 7%, to $5,622 million. (1)(2) • Operating ratio (3) and adjusted operating ratio of 61.2%, an improvement of 4.2 points and 0.7 points respectively. (1)(2) • Net income increased by $1,330 million, or 37%, to $4,892 million and diluted earnings per share increased by 38% to $6.89. • Adjusted net income increased by $434 million, or 11%, to a record $4,218 million and adjusted diluted earnings per share increased by 12% to a record $5.94. (1)(2) • The Company generated record free cash flow of $3,296 million, a 2% increase. (1)(4) • On a constant currency basis, diluted earnings per share would have been higher by $0.23. (1)(5) • ROIC of 16.4%, an increase of 3.7 points and adjusted ROIC of 14.1%, an increase of 0.7 points. (1)(6) • An all-time record fuel efficiency of 0.867 US gallons of locomotive fuel consumed per 1,000 gross ton miles. • An all-time record injury frequency rate of 1.33 per 200,000 person hours. (7) (1)    These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. (2) See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures. (3) Operating ratio is defined as operating expenses as a percentage of revenues. (4) See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure. (5) See the section of this MD&A entitled Constant Currency for an explanation of this non-GAAP measure. (6)    See the section of this MD&A entitled ROIC and adjusted ROIC for an explanation of these non-GAAP measures. (7) Based on Federal Railroad Administration (FRA) reporting criteria. Leadership change On October 19, 2021, CN announced that Jean-Jacques Ruest will retire as President and Chief Executive Officer (CEO) and as a member of the Board of Directors of the Company and on January 25, 2022, Tracy Robinson was appointed as CN's President and CEO effective February 28, 2022. Tracy was identified as the right leader to drive sustainable growth, continued operational improvement, technological advancement and shareholder value, and retain and attract a world-class workforce. Jean-Jacques Ruest will remain at CN in an advisory role until March 31, 2022 to ensure a seamless transition. Acquisitions Terminated CN KCS merger agreement On September 15, 2021, Kansas City Southern (“KCS”) notified CN that it terminated the previously announced May 21, 2021 definitive merger agreement (the “CN Merger Agreement") under which CN would have acquired KCS for an implied total transaction value of US$33.6 billion, including the assumption of US$3.8 billion of debt. On August 31, 2021, the Surface Transportation Board ("STB") rejected the joint motion by CN and KCS to approve a proposed voting trust agreement. On September 15, 2021, KCS and its Board of Directors announced that the revised acquisition proposal of September 12, 2021 from Canadian Pacific Railway Limited (“CP”) constituted a "Company Superior Proposal" as defined in the CN Merger Agreement. Consequently, KCS entered into a waiver letter agreement with CN under which KCS agreed to terminate the CN Merger Agreement in order to enter into a merger agreement with CP. As a result, CN received from KCS a merger termination fee of US$700 million ($886 million), recorded in Merger termination fee within the Company’s Consolidated Statements of Income and reflected in Operating activities within the Consolidated Statements of Cash Flows. In addition, KCS also refunded Brooklyn US Holdings, Inc. ("Holdco"), a wholly owned subsidiary of the Company, US$700 million ($886 million) that CN had previously paid as an advance to KCS of US$700 million ($845 million) in connection with KCS’s payment of the termination fee to CP under KCS’s original merger agreement with CP that was terminated on May 21, 2021. The refund received in the third quarter was recorded in Transaction-related costs within the Consolidated Statements of Income and reflected in Investing activities within the Consolidated Statements of Cash flows. The US$700 million ($845 million) advance had been recorded in Advance to KCS Management's Discussion and Analysis 8 CN | 2021 Annual Report

and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 and has been expensed to Transaction- related costs within the Consolidated Statements of Income in the third quarter. This advance, along with $63 million of transaction-related costs paid in the second quarter, have been reflected in Investing activities within the Consolidated Statements of Cash flows. The Company incurred $84 million of transaction-related costs for the year ended December 31, 2021 recorded in Transaction-related costs within the Consolidated Statements of Income. This included $125 million of transaction-related costs, consisting of a $76 million expense for costs previously capitalized to Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 in accordance with the expected application of equity method accounting and $49 million of additional transaction-related costs incurred in the third quarter of 2021; partially offset by $41 million of income generated as a result of the applicable foreign exchange rates prevailing at the time of payment of the US dollar denominated advance to KCS and receipt of the related refund. The Company also paid $97 million of bridge financing and other fees (See Note 15 - Debt, Credit facilities to the Company's 2021 Annual Consolidated Financial Statements) which were recorded in Interest expense within the Consolidated Statements of Income for the year ended December 31, 2021. For the year ended December 31, 2021, after accounting for all direct and incremental expenses as well as income generated from the merger termination fee, CN recorded additional income of $705 million ($616 million after-tax), as a result of its strategic decision to bid for KCS. Massena rail line On April 6, 2020, the STB issued its decision conditionally approving the acquisition of the Massena rail line in New York from CSX Corporation ("CSX"), which the Company announced its agreement to purchase on August 29, 2019. On June 6, 2020, CN and CSX sought reconsideration asking the STB to remove its condition which requires the parties to propose a change to the line sale agreement for the STB's review. On February 25, 2021, the STB denied the parties’ petitions for reconsideration. On April 23, 2021, the Company appealed the STB's condition in its April 6, 2020 and February 25, 2021 decisions. The case is pending in the United States Court of Appeals for the Seventh Circuit. Briefing is suspended while the parties participate in the circuit mediation process. COVID-19 pandemic The COVID-19 pandemic necessitated governments, institutions and communities to take extraordinary actions, resulting in a partial economic shutdown and severe contraction in the global economy through 2020 and into 2021. By December 2020, vaccines began to be approved for use in North America and around the world, with vaccination programs accelerating in the first half of 2021 in many countries. Transport Canada’s Ministerial Order published on October 29, 2021 mandated that employers in the federally regulated air, rail, and marine transportation sectors would be required to establish vaccination policies for their employees. In compliance with this directive, CN required all Canadian employees to have received their first dose by November 15, 2021 and be fully vaccinated by January 24, 2022. New variants of the virus, including the Omicron variant which was first reported in late 2021, have led to the re-imposition of restrictive measures across North America and in other parts of the world. The long-term implications of the COVID-19 pandemic, including the extent of the impact on the business, financial position, results of operations and liquidity of the Company, remain unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic as well as additional actions taken by governmental authorities and other parties in response to the pandemic. Assets held for sale In the second quarter of 2020, the Company committed to a plan and was actively marketing for sale for on-going rail operations, certain non- core lines in Wisconsin, Michigan and Ontario representing approximately 850 miles and has met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their estimated net selling price. On March 31, 2021, CN entered into an agreement with a short line operator, for the sale of the non-core lines plus an additional 50 miles of track and roadway assets not originally included within assets held for sale, subject to various conditions including regulatory authorization by the STB. The carrying amount of assets held for sale was adjusted in the first quarter of 2021 to $260 million ($90 million as at December 31, 2020), to reflect the contractual selling price net of estimated transaction costs and the additional track and roadway assets included as part of the agreement. The increase of $170 million included a $137 million recovery of the loss ($102 million after-tax) on the non-core lines and $33 million for the additional track and roadway assets. The carrying amount of assets held for sale was included in Other current assets in the Consolidated Balance Sheets. See Note 10 - Other current assets to the Company's 2021 Annual Consolidated Financial Statements for additional information. As at December 31, 2021, the criteria for the classification of assets held for sale continued to be met and there was no change to the carrying amount of assets held for sale. Management's Discussion and Analysis CN | 2021 Annual Report 9

In the fourth quarter of 2021, the STB approved the Company's agreement with the short line operator without condition and the transaction closed on January 28, 2022 and January 31, 2022 for the U.S. and Canadian assets, respectively. Reinvestment in the business In 2021, CN spent approximately $2.9 billion in its capital program, of which $1.7 billion were invested to maintain the safety and integrity of its network, particularly track infrastructure. CN's capital spending also included $0.8 billion for strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, and $0.4 billion on equipment capital expenditures, including the acquisition of 69 high-horsepower locomotives and 491 new grain hopper cars. Shareholder returns CN increased its quarterly dividend per share by 7% to $0.6150 from $0.5750 in 2020, effective for the first quarter of 2021, and paid $1.7 billion in dividends in 2021. The Company repurchased 10.3 million of its common shares during the year, returning $1.6 billion to its shareholders. The Company suspended its share repurchase program at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic. The Company resumed its share repurchases in February 2021 and suspended the share repurchases at the end of April 2021 in connection with the CN Merger Agreement with KCS. Following the termination of the CN Merger Agreement, the Company resumed share repurchases at the end of September 2021. Sustainability recognition The Company's sustainability practices earned it a place on the Dow Jones Sustainability World and North American Indices, for the 10th and 13th consecutive year, respectively. CN is the only Canadian company and the only North American railroad, listed in the DJSI Transportation and Transportation Infrastructure sector World Index. CN was also recognized for its actions to cut emissions, mitigate climate risks and develop the low carbon economy, earning a spot on the CDP 'A' List for sixth time, as well as being recognized for the 12th time. CN was one of only three Canadian companies to earn a spot on the prestigious 'A' List in 2021. In addition, CN earned a #1 position in the Globe and Mail’s comprehensive 2021 ranking of Canada’s corporate boards. 2022 Business outlook and assumptions For 2022, the Company expects volume growth in terms of Revenue ton miles (RTMs) in the low single-digit range. The Company expects growth across a range of commodities, particularly in Canadian coal exports, intermodal traffic, lumber and panels, refined petroleum products, crude oil, plastics and chemicals, as well as significantly lower volumes of Canadian grain and lower volumes of potash. Underpinning the 2022 business outlook, the Company assumes that North American industrial production will increase in the mid single- digit range. For the 2021/2022 crop year, the grain crop in Canada was below its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2022/2023 grain crops in both Canada and the U.S. will be in line with their respective three-year averages. In 2022, the Company expects to invest approximately 17% of revenues in its capital program. Future value creation Shareholder returns On January 25, 2022, the Company's Board of Directors approved a new Normal Course Issuer Bid (NCIB) that allows for the repurchase of up to 42.0 million common shares between February 1, 2022 and January 31, 2023. In addition, on that same day, the Company's Board of Directors approved an increase of 19% to the quarterly dividend to common shareholders, from $0.6150 per share in 2021 to $0.7325 per share in 2022, effective for the first quarter. The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements. Management's Discussion and Analysis 10 CN | 2021 Annual Report

Human capital management CN's ability to develop the best railroaders in the industry has been a key contributor to the Company's success. CN recognizes that without the right people, no matter how good a service plan or business model a company may have, it will not be able to fully execute. The Company continues to focus on hiring the right people, onboarding them successfully, helping them build positive relationships with their colleagues and supporting all employees to grow and develop, while deepening its commitment to develop talent and plan for the future. Governance CN’s Senior Vice President and Chief Human Resources Officer has leadership accountability for the Company’s workforce policies and programs and reports directly to the CEO. CN’s Board and its committees, including the Governance, Sustainability and Safety Committee and Human Resources and Compensation Committee (HRCC) provide oversight of the Company's human capital management strategies, programs, practices and performance. The HRCC is responsible for monitoring executive management’s performance assessment, compensation and succession planning as well as ensuring effective talent management through engagement surveys and monitoring union relations and strategy for consistency with CN’s strategic direction. The HRCC also has the mandate to review human resources practices and policies by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality and diversity of personnel required to meet its business objectives. The Company’s senior management provides regular briefings on human capital matters to the Board and its Committees to facilitate oversight. The Board of Directors and management are committed to maintaining and instilling a strong ethical culture at CN, and as such, have developed a solid ethics program based on CN’s core values of integrity and respect. Each director, executive officer and management employee must certify annually his or her compliance with the Code of Business Conduct and employees are required to complete an on-line training course on the Code of Business Conduct. Integrity training is also part of every new employee’s onboarding program. In addition, Anti- Fraud Policy and Guidelines apply to all employees of CN and its wholly owned subsidiaries and set out steps to be taken in response to reported or suspected fraud in all its forms, as well as measures that are taken to identify, prevent and manage fraud-related risks. Total employees As at December 31, 2021, CN employed a total of 16,314 employees in Canada (2020 – 17,645), of which 11,878, or 73%, were unionized employees (2020 – 12,585, or 71%) and 6,290 employees in the U.S. (2020 – 6,736) of which 5,289, or 84%, were unionized employees (2020 – 5,624, or 83%). Within Canada, there are 26 bargaining units and in the U.S., there are currently 43 active bargaining units. See the section entitled Business risks of this MD&A for additional information regarding labor negotiations. Health and safety CN has an uncompromising commitment to the health and safety of its employees, the customers it serves, and the communities and environments in which it operates. The Company's long-term safety improvement is driven by continued investments in infrastructure, rigorous safety processes and exposure reduction efforts, as well as efforts to continue deepening the Company’s safety culture. The attainment of annual accident and injury targets is a component of management’s annual incentive bonus plan. The Company’s injury frequency rate and accident rate, defined according to the criteria of the Federal Railroad Administration (FRA), are provided for the entire company’s operations and are publicly disclosed on a quarterly basis. See the section entitled Selected railroad statistics for additional information on CN’s safety measures. CN’s culture and commitment to safety is supported by its focus on training, leadership, and technology. The Looking Out For Each Other peer-to-peer engagement program focuses on raising awareness among all employees of the top causes of incidents and injuries, identifying and reviewing safe work procedures, training employees to be aware of their surroundings and recognize potential at-risk work practices, teaching employees how to provide constructive feedback to their peers and learning from past incidents. The Company's Life Critical Rules address the day-to-day activities that have the potential to cause serious harm or even loss of life. They are based on past incidents and are designed to help ensure they do not happen again. CN's safety leadership training program is heavily focused on teaching employees the importance of controlling exposures to risk and on developing the attitudes and behaviors required for a values-driven safety culture. CN is also leveraging new technology to drive improved safety performance including installing powerful sensor and Artificial Intelligence ("AI") technology into specially equipped automated track inspection cars positioned in existing train service, enabling track inspections at normal track speed. AI technology is also changing how CN inspects its railcar fleet. The new automated inspection portals feature ultra-high- definition cameras that capture a 360° view of a train as it travels through at full track speed. Both these innovations in automation, the track inspection railcars and train inspection portals, increase inspection frequency and quality and play an essential role in preventing incidents. CN's Safety Management System is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk, drive continuous improvement in the reduction of injuries and accidents, and engage employees at all levels of the Management's Discussion and Analysis CN | 2021 Annual Report 11

organization. CN works closely with its customers and suppliers to ensure adherence to Life Critical Rules where applicable, and to encourage a shared commitment to a values-based safety culture. CN believes that the rail industry can also enhance safety by working more closely with communities. Under CN's structured Community Engagement program, the Company engages with municipal officers and their emergency responders in an effort to assist them in their emergency response planning. In many cases, this outreach includes meetings, during which CN discusses its comprehensive safety programs, its safety performance, the nature, volume and economic importance of dangerous commodities it transports through their communities, a review of emergency response planning and arranging for training sessions for emergency responders. The outreach builds on CN's involvement in the Transportation Community Awareness and Emergency Response (TRANSCAER®) initiative, through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents. Pandemic Plan In response to the COVID-19 pandemic, CN deployed its multi-phase Pandemic Plan in March of 2020 and continues to institute various measures to protect its employees, customers, and the communities in which CN operates: • CN's medical team and occupational health department, who are members of the Association of American Railroads Health Committee, have played a pivotal role in CN's pandemic planning, taking direction from the World Health Organization, as well as federal, provincial and state authorities, as required, and offering best practices shared amongst North American railroads. • CN implemented preventative measures to ensure the safety of its employees and by extension, of its customers and communities. These measures included a work from home policy for employees not required on site, restriction of employee travel, social distancing measures at CN locations, segregating mission critical rail traffic control employees, and amplifying cleaning regimens on trains, in terminals, in crew accommodation facilities, and in offices. • In line with Transport Canada’s Ministerial Order published on October 29, 2021 mandating vaccinations for employees of federally regulated railways in Canada to enhance the safety and reliability of Canada’s transportation system, CN has put in place a mandatory vaccination policy for all employees in Canada and those required to travel to Canada. The Ministerial Order requires CN to have a company-wide vaccination policy that requires all persons employed by the Company to have received their first dosage of an approved COVID-19 vaccine by no later than November 15, 2021, unless they fall within an exception. The Order also requires all employees to be fully vaccinated by no later than January 24, 2022. Effectively, the Ministerial Order applies to all CN employees working in Canada. CN’s policy also extends to employees of its wholly owned subsidiaries who perform work in Canada including US-based crews who work in Canada, as well as CN’s contractors, consultants, agents and suppliers and anyone who accesses CN properties in Canada. • In the U.S., OSHA’s emergency temporary standard requiring all employers with 100 or more employees to ensure their workforce is fully vaccinated or require any workers who remain unvaccinated to produce a negative test result on at least a weekly basis before coming to work was stayed by a court. The Executive Order on Ensuring Adequate COVID Safety Protocols for Federal Contractors requiring mandatory vaccination policies for all parties that contract with the Federal Government was also stayed by a court. CN continues to monitor the situation. • At different moments during the year, certain provinces mandated work from home and CN complied with these mandates. For the office- based employees returning to the office when allowed, safety measures are in place and aligned with the recommendations of the relevant Public Health authorities. • CN has deployed a dedicated team to manage employees showing COVID-19 symptoms or in close contact with COVID-19 positive cases. This includes nurses who assess employees and proactively request contact tracing, a contact tracing team to ensure timely isolation of any potential close contacts and targeted disinfection on top of the regular enhanced cleaning, as well as a team to answer all COVID-19 related questions from employees, management or Public Health authorities. • Understanding the importance of timely and reliable information, CN increased employee communications by providing frequent updates on the state of the Company’s operations, as well as employee support for any questions or concerns. Talent management Attraction and recruitment CN is taking steps to further align its business and talent strategies by placing a greater emphasis on skills required to deliver on business strategies, and focusing on continued leadership development. CN recruits and hires leading talent with a broad range of strengths, perspectives and experiences, leveraging a wide array of partners to ensure diverse populations are aware of and attracted to the opportunities that the Company offers. For the year 2021, CN was recognized as one of Canada’s Top 100 Employers and Montreal’s Top Employers, for the fourth consecutive year. In addition, CN was also listed as one of Canada’s Best Employers for Recent Graduates by the Career Directory. Management's Discussion and Analysis 12 CN | 2021 Annual Report

Training and development CN offers a variety of training courses, including mandatory and voluntary courses in order for employees to succeed in their current role and prepare for career advancement opportunities. The Company offers trainings in technical, business and leadership programs, mostly focusing on using online virtually facilitated sessions and e-Learning courses, or, when possible or necessary, through in-person sessions. A revised leadership curriculum was launched in 2021 to support people leaders in building the skills and knowledge needed to successfully perform at each level, while in their current role as well as preparing for career advancement opportunities. The focus of our leadership development program is anchored on ensuring solid communication capabilities, increased collaboration across teams and creating a strong base of inclusive leadership throughout our workforce, which also incorporates training on unconscious bias and inclusion to address potential gaps. The Company is also expanding its online and curated playlists/curricula for more self-guided and self-paced learning, so development is a more holistic journey over an employee’s lifecycle and tenure at CN. For the Operations group, CN has various leadership programs for front line management that focus on providing those leaders with a comprehensive understanding of railway operations, sales, and people leadership. The programs last between six to 12 months and upon completion, these individuals are placed in front line positions across the network. Furthermore, CN also supports its employees through a structured performance management process. At the beginning of each year, the non-unionized employees set goals for the year that align to its business strategy and objectives. At the mid and year-end, there is a discussion and review of progress against these goals as well as how they were achieved, so the focus is to continue to garner a performance-based culture. In addition, there are also discussions related to development plans that help to enhance skills, capabilities and experience across the talent pools. Compensation CN’s approach to compensation continues to be driven by our goal to deliver sustainable value creation, while ensuring that target compensation supports the attraction and retention of talent. Compensation programs are designed to encourage appropriate behaviors and include appropriate risk mitigation mechanisms. In addition, compensation best practices adopted by CN include industry benchmarking and pay positioning as well as pay equity reviews. CN offers a competitive compensation portfolio that consists of base salary, employee share investment plan, short-term and long-term incentives (applicable to certain employees only), benefits, retirement plans and other non-monetary elements. Diversity, Equity and Inclusion (DE&I) At CN, employees are the Company's single greatest asset and the importance of creating a work environment that welcomes the contribution and uniqueness of every employee is recognized. CN is committed to creating a workforce of top talent that reflects the diversity of the population and stakeholders it serves. The Diversity and Inclusion Plan ("Diversity Plan") focuses on developing a more inclusive workplace by increasing the representation of women, people of color, Indigenous peoples, persons with disabilities and veterans. The plan applies at all levels within the organization and includes strategies on sourcing (among others, early career sourcing through internships, co-op and new graduate programs), selection, hiring, training and development of diverse candidates, anchoring CN’s commitment to Diversity, Equity and Inclusion. The Company has embedded diversity in its policy regarding composition of the Board and executive management. The Diversity Policy, which also applies to executive management, states that in fulfilling its oversight role, the HRCC regularly reviews CN’s integrated approach to executive and high-potential talent management and succession planning, in order to ensure that CN has diverse candidate pools for potential successors for executive roles. CN is undertaking various initiatives aimed at better promoting and reinforcing diversity, equity and inclusion which are strongly supported through active involvement by management and the Board. Some examples include: • executing on a renewed DE&I vision whereby CN is determined to reflect the communities in which it operates; • conducting regular reviews of pay equity and defining a roadmap to address identified gaps; • refocusing our sponsorships and donations budget to better align with our strategic DE&I vision; • assessing hiring practices to leverage diversity focused recruitment agencies and requiring diverse candidate slates for all recruitment mandates; • developing inclusive leaders through targeted training and education, including unconscious bias and inclusive leadership training, as leaders will be critical in creating and sustaining an inclusive environment; • continuing to support and leverage the Employee Resource Groups (ERGs) that have been initiated and are backed by executive sponsors (currently seven ERGs); and • having dedicated resources to support our DE&I vision. Management's Discussion and Analysis CN | 2021 Annual Report 13

Currently, five out of 11, or 45% of independent Board members are women. CN has set a target that by the end of 2022, it would achieve and thereafter maintain, a Board composition in which at least 50% of the independent Board members are to come from diverse groups, including gender parity. In addition, presently 18% of independent Board members are from underrepresented groups. CN has also elected to set a gender diversity target for executive management (comprising all Vice-Presidents and more senior positions), whereby at the end of 2022, at least 30% of this group will be women. This aligns to the targets as set out in the Catalyst Accord 2022, to which CN is a signatory. At present, of the 34 current executive management roles, six, or 18% are held by women. Additionally, on January 25, 2022, CN announced the appointment of a female CEO effective on February 28, 2022. Forward-looking statements Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes", "expects", "anticipates", "assumes", "outlook", "plans", "targets" or other similar words. Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled Strategy overview - 2022 Business outlook and assumptions. Forward-looking statements Key assumptions Statements relating to revenue growth opportunities, including those referring to general economic and business conditions • North American and global economic growth • Long-term growth opportunities being less affected by current economic conditions • The COVID-19 pandemic gradually diminishing in intensity over the course of 2022 • No material increase in disruption of CN’s operations or of the economy’s supply chains as a result of the COVID-19 pandemic in the shorter term Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending • Adequate credit ratios • Investment-grade credit ratings • Access to capital markets • Adequate cash generated from operations and other sources of financing Statements relating to pension contributions • Adequate cash generated from operations and other sources of financing • Adequate long-term return on investment on pension plan assets • Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the duration and effects of the COVID-19 pandemic; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A for a description of major risk factors relating to CN. Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Management's Discussion and Analysis 14 CN | 2021 Annual Report

Management's Discussion and Analysis

2021 Financial outlook

During the year, the Company issued and updated its 2021 financial outlook. The 2021 actual results were higher than the Company's last 2021 outlook that was issued on October 19, 2021, mainly driven by strong pricing and yield and cost reduction efforts; partly offset by lower volumes as a result of the B.C. washouts.

Financial highlights

The following table lists key measures of the Company's financial performance for the year ended December 31, 2021, 2020 and 2019:

							Change	
							Favorable/(Unfavorable)	
In millions, except percentage and per share data		**2021**		2020		2019	2021 vs 2020	2020 vs 2019
Revenues	**$**	**14,477**	$	13,819	$	14,917	5%	(7%)
Operating income	**$**	**5,616**	$	4,777	$	5,593	18%	(15%)
Adjusted operating income [(1)(2)]	**$**	**5,622**	$	5,263	$	5,708	7%	(8%)
Net income	**$**	**4,892**	$	3,562	$	4,216	37%	(16%)
Adjusted net income [(1)(2)]	**$**	**4,218**	$	3,784	$	4,189	11%	(10%)
Basic earnings per share	**$**	**6.90**	$	5.01	$	5.85	38%	(14%)
Diluted earnings per share	**$**	**6.89**	$	5.00	$	5.83	38%	(14%)
Adjusted diluted earnings per share [(1)(2)]	**$**	**5.94**	$	5.31	$	5.80	12%	(8%)
Dividends declared per share	**$**	**2.46**	$	2.30	$	2.15	7%	7%
Operating ratio [(3)]		**61.2%**		65.4%		62.5%	4.2 -pts	(2.9)-pts
Adjusted operating ratio [(1)(2)]		**61.2%**		61.9%		61.7%	0.7 -pts	(0.2)-pts
Total assets	**$**	**48,538**	$	44,804	$	43,784	8%	2%
Total long-term financial liabilities [(4)]	**$**	**22,674**	$	21,879	$	21,456	(4%)	(2%)
Net cash provided by operating activities	**$**	**6,971**	$	6,165	$	5,923	13%	4%
Net cash used in investing activities	**$**	**2,873**	$	2,946	$	4,190	2%	30%
Free cash flow [(1)(5)]	**$**	**3,296**	$	3,227	$	1,992	2%	62%

(1) *These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.*

(2) *See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.*

(3) *Operating ratio is defined as operating expenses as a percentage of revenues.*

(4) *Total long-term financial liabilities is the sum of deferred income taxes, other liabilities and deferred credits, pension and other postretirement benefits, long-term debt (excluding the current portion) and operating lease liabilities.*

(5) *See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.*

2021 compared to 2020

Revenues for the year ended December 31, 2021 were $14,477 million compared to $13,819 million in 2020. The increase of $658 million, or 5%, was mainly attributable to freight rate increases, higher applicable fuel surcharge rates and an increase in intermodal ancillary services; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of Canadian grain in terms of RTMs compared to record volumes in 2020.

Operating expenses for the year ended December 31, 2021 were $8,861 million compared to $9,042 million in 2020. The decrease of $181 million, or 2%, was mainly due to the $137 million recovery recorded in the first quarter of 2021 related to the $486 million loss on assets held for sale recorded in the second quarter of 2020, as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel costs due to rising fuel prices, higher incentive compensation and $84 million of transaction-related costs resulting from the terminated CN Merger Agreement with KCS.

Operating income for the year ended December 31, 2021 increased by $839 million, or 18%, to $5,616 million, an all-time record. Adjusted operating income for the year ended December 31, 2021 was $5,622 million, an increase of $359 million, or 7%, when compared to 2020. [(1)]

The operating ratio was 61.2% in 2021, compared to 65.4% in 2020, a 4.2-point improvement. The adjusted operating ratio was 61.2% in 2021 compared to 61.9% in 2020, a 0.7-point improvement. [(1)]

Net income for the year ended December 31, 2021 was $4,892 million, an increase of $1,330 million, or 37%, when compared to 2020, and diluted earnings per share increased by 38% to $6.89. The increase was mainly driven by a merger termination fee of $886 million ($770 million

CN | 2021 Annual Report 15

Management's Discussion and Analysis

after-tax) received from KCS. Adjusted net income for the year ended December 31, 2021 was $4,218 million, an increase of $434 million, or 11%, and adjusted diluted earnings per share increased by 12% to $5.94, when compared to 2020. (1)

The Company generated record free cash flow for the year ended December 31, 2021 of $3,296 million compared to $3,227 million in 2020, an increase of $69 million, or 2%. (1)

(1) These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.

Operating highlights

The following table lists key measures of the Company's operating performance, for the purpose of measuring the efficiency and effectiveness of train operations:

				Change Favorable/(Unfavorable)	
	2021	2020	2019	2021 vs 2020	2020 vs 2019
Gross ton miles (GTMs) *(millions)* (1)	**458,401**	455,368	482,890	1%	(6%)
Train weight *(tons)* (2)	**9,658**	9,501	9,125	2%	4%
Train length *(feet)* (3)	**8,559**	8,572	8,232	—%	4%
Through network train speed *(miles per hour)* (4)	**19.2**	18.5	18.5	4%	—%
Fuel efficiency *(US gallons of locomotive fuel consumed per 1,000 GTMs)* (5)	**0.867**	0.894	0.935	3%	4%
Through dwell *(entire railroad, hours)* (6)	**7.9**	8.6	7.9	8%	(9%)
Car velocity *(car miles per day)* (7)	**195**	185	194	5%	(5%)

(1) GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.

(2) Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.

(3) Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.

(4) Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.

(5) Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.

(6) Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.

(7) Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars' active time, with a higher value indicating a smoother and more fluid operation. The methodology for calculating car velocity was updated in 2021 to reflect more complete information. The prior year figures have been adjusted to conform to the current methodology.

For the year ended December 31, 2021, when compared to 2020, operating performance improved across most measures, specifically through network train speed, through dwell and car velocity, despite negative impacts from the polar vortex in February, the forest fires in Western Canada over the summer and the B.C. washouts in the fourth quarter. The Company capitalized on its prior year's strategic investments in its infrastructure and its continued focus on efficiency and network fluidity. In addition, the Company's fuel initiatives allowed it to achieve an all-time record fuel efficiency of 0.867.

For the year ended December 31, 2020, when compared to 2019, GTMs were negatively impacted by the COVID-19 pandemic. In response to the reduction in volumes, the Company increased efficiencies with increased train weight and train length, which negatively impacted through dwell, car velocity, and through network train speed. However, this allowed the Company to achieve an all-time record fuel efficiency of 0.894.

16 CN | 2021 Annual Report

Non-GAAP measures This MD&A makes reference to non-GAAP measures including adjusted performance measures, constant currency, return on invested capital (ROIC) and adjusted ROIC, free cash flow, and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled Adjusted performance measures, Constant currency, ROIC and adjusted ROIC, and Liquidity and capital resources. Adjusted performance measures Adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include: i. operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs; ii. non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and iii. the effect of tax law changes and rate enactments. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. For the year ended December 31, 2021, the Company reported adjusted net income of $4,218 million, or $5.94 per diluted share, which excludes: • employee termination benefits and severance costs related to a workforce reduction program of $39 million, or $29 million after-tax ($0.04 per diluted share) recorded in the third quarter in Labor and fringe benefits within the Consolidated Statements of Income; • advisory fees related to shareholder matters of $20 million, or $15 million after-tax ($0.02 per diluted share) of which $13 million, or $10 million after-tax ($0.02 per diluted share) was recorded in the fourth quarter and $7 million, or $5 million after-tax ($0.01 per diluted share) was recorded in the third quarter in Casualty and other within the Consolidated Statements of Income; • the recovery of $137 million, or $102 million after-tax ($0.14 per diluted share) recorded in the first quarter related to the loss on assets held for sale in the second quarter of 2020, to reflect an agreement for the sale for on-going rail operations, certain non-core rail lines in Wisconsin, Michigan and Ontario to a short line operator; • transaction-related costs, consisting of an advance to Kansas City Southern (KCS) and a related refund, net of transaction costs, of $84 million, or $70 million after-tax ($0.10 per diluted share), recorded in the third quarter resulting from the terminated CN Merger Agreement with KCS; • amortization of bridge financing and other fees of $65 million, or $60 million after-tax ($0.08 per diluted share) recorded in the third quarter and $32 million, or $24 million after-tax ($0.03 per diluted share) recorded in the second quarter, resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income; and • merger termination fee paid by KCS to CN of $886 million, or $770 million after-tax ($1.08 per diluted share), recorded in the third quarter resulting from KCS' notice of termination of the CN Merger Agreement with KCS. For the year ended December 31, 2020, the Company reported adjusted net income of $3,784 million, or $5.31 per diluted share, which excludes a loss of $486 million, or $363 million after-tax ($0.51 per diluted share) in the second quarter, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario, and a current income tax recovery of $141 million ($0.20 per diluted share) in the first quarter resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic. Management's Discussion and Analysis CN | 2021 Annual Report 17

For the year ended December 31, 2019, the Company reported adjusted net income of $4,189 million, or $5.80 per diluted share, which excludes employee termination benefits and severance costs related to a workforce reduction program of $31 million, or $23 million after-tax ($0.03 per diluted share) in the fourth quarter; a deferred income tax recovery of $112 million ($0.15 per diluted share) in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate; and a depreciation expense of $84 million, or $62 million after-tax ($0.09 per diluted share) in the first quarter, related to costs previously capitalized for a PTC back office system following the deployment of a replacement system. Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the years ended December 31, 2021, 2020 and 2019, to the non-GAAP adjusted performance measures presented herein: In millions, except per share data Year ended December 31, 2021 2020 2019 Net income $ 4,892 $ 3,562 $ 4,216 Adjustments: Operating expense adjustments: Workforce reduction program 39 — 31 Depreciation expense on the deployment of replacement system — — 84 Advisory fees related to shareholder matters 20 — — Loss (recovery) on assets held for sale (137) 486 — Transaction-related costs 84 — — Non-operating expense adjustments: Amortization of bridge financing and other fees 97 — — Merger termination fee (886) — — Tax adjustments: Tax effect of adjustments (1) 109 (123) (30) Tax law changes and rate enactments — (141) (112) Total adjustments (674) 222 (27) Adjusted net income $ 4,218 $ 3,784 $ 4,189 Diluted earnings per share $ 6.89 $ 5.00 $ 5.83 Impact of adjustments, per share (0.95) 0.31 (0.03) Adjusted diluted earnings per share $ 5.94 $ 5.31 $ 5.80 (1) The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction. Management's Discussion and Analysis 18 CN | 2021 Annual Report

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the years ended December 31, 2021, 2020 and 2019, to the non-GAAP adjusted performance measures presented herein: In millions, except percentages Year ended December 31, 2021 2020 2019 Operating income $ 5,616 $ 4,777 $ 5,593 Operating expense adjustments: Workforce reduction program 39 — 31 Depreciation expense on the deployment of replacement system — — 84 Advisory fees related to shareholder matters 20 — — Loss (recovery) on assets held for sale (137) 486 — Transaction-related costs 84 — — Total operating expense adjustments 6 486 115 Adjusted operating income $ 5,622 $ 5,263 $ 5,708 Operating expenses 8,861 9,042 9,324 Total operating expense adjustments (6) (486) (115) Adjusted operating expenses $ 8,855 $ 8,556 $ 9,209 Operating ratio 61.2% 65.4% 62.5 % Impact of adjustments — % (3.5) % (0.8) % Adjusted operating ratio 61.2% 61.9% 61.7 % Management's Discussion and Analysis CN | 2021 Annual Report 19

Management's Discussion and Analysis

ROIC and adjusted ROIC

ROIC and adjusted ROIC are useful measures for management and investors to evaluate the efficiency of the Company's use of capital funds and allow investors to assess the operating and investment decisions made by management. The Company calculates ROIC as return divided by average invested capital, both of which are non-GAAP measures. Return is defined as Net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of Total shareholders' equity, Long-term debt and Current portion of long-term debt less Cash and cash equivalents, and Restricted cash and cash equivalents, averaged between the beginning and ending balance over the last twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital, both of which are non-GAAP measures. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's adjusted effective tax rate. Return, average invested capital, ROIC, adjusted return and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage *As at and for the year ended December 31,*		**2021**		2020		2019
Net income	$	**4,892**	$	3,562	$	4,216
Interest expense		**610**		554		538
Tax on interest expense (1)		**(139)**		(120)		(120)
Return	$	**5,363**	$	3,996	$	4,634
Average total shareholders' equity	$	**21,198**	$	18,846	$	17,841
Average long-term debt		**11,987**		11,931		11,626
Average current portion of long-term debt		**709**		1,420		1,557
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents		**(1,221)**		(844)		(674)
Average invested capital	$	**32,673**	$	31,353	$	30,350
ROIC		**16.4%**		12.7%		15.3%
Adjusted net income (2)	$	**4,218**	$	3,784	$	4,189
Interest expense		**610**		554		538
Less: Amortization of bridge financing and other fees (3)		**(97)**		—		—
Tax on interest expense less amortization of bridge financing and other fees (4)		**(123)**		(137)		(131)
Adjusted return	$	**4,608**	$	4,201	$	4,596
Average invested capital	$	**32,673**	$	31,353	$	30,350
Adjusted ROIC		**14.1%**		13.4%		15.1%

(1) The effective tax rate, defined as Income tax expense as a percentage of Income before income taxes, used to calculate the tax on Interest expense for 2021 was 22.8% (2020 - 21.6%; 2019 - 22.3%).

(2) This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Adjusted performance measures for an explanation of this non-GAAP measure.

(3) Relates to amortization of bridge financing and other fees resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income.

(4) The adjusted effective tax rate is a Non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. The adjusted effective tax rate used to calculate the adjusted tax on interest expense less amortization of bridge financing and other fees for 2021 was 24.0% (2020 - 24.8%; 2019 - 24.4%).

20 CN | 2021 Annual Report

Management's Discussion and Analysis

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.25 and $1.34 per US$1.00, for the years ended December 31, 2021 and 2020, respectively.

On a constant currency basis, the Company's Net income for the year ended December 31, 2021 would have been higher by $166 million ($0.23 per diluted share).

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the year ended December 31, 2021:

In millions, except per share data *Year ended December 31,*	2021	Constant currency impact	2020	% Change at constant currency Fav (Unfav)
Revenues				
Petroleum and chemicals	$ **2,816**	$ 128	$ 2,631	12%
Metals and minerals	**1,548**	83	1,409	16%
Forest products	**1,740**	93	1,700	8%
Coal	**618**	17	527	20%
Grain and fertilizers	**2,475**	80	2,609	(2%)
Intermodal	**4,115**	95	3,751	12%
Automotive	**576**	32	591	3%
Total freight revenues	**13,888**	528	13,218	9%
Other revenues	**589**	29	601	3%
Total revenues	**14,477**	557	13,819	9%
Operating expenses				
Labor and fringe benefits	**2,879**	65	2,723	(8%)
Purchased services and material	**2,082**	60	2,152	—%
Fuel	**1,513**	94	1,152	(39%)
Depreciation and amortization	**1,598**	44	1,589	(3%)
Equipment rents	**336**	19	432	18%
Casualty and other	**506**	27	508	(5%)
Loss (recovery) on assets held for sale	**(137)**	(12)	486	131%
Transaction-related costs	**84**	47	—	N/A
Total operating expenses	**8,861**	344	9,042	(2%)
Operating income	**5,616**	213	4,777	22%
Interest expense	**(610)**	(35)	(554)	(16%)
Other components of net periodic benefit income	**398**	—	315	26%
Merger termination fee	**886**	39	—	N/A
Other income	**43**	4	6	683%
Income before income taxes	**6,333**	221	4,544	44%
Income tax expense	**(1,441)**	(55)	(982)	(52%)
Net income	$ **4,892**	$ 166	$ 3,562	42%
Diluted earnings per share	$ **6.89**	$ 0.23	$ 5.00	42%

CN | 2021 Annual Report 21

Management's Discussion and Analysis

Revenues

The following table provides the components of total revenues and freight revenues, as well as other key operating measures, for the years ended December 31, 2021 and 2020:

In millions, unless otherwise indicated	*Year ended December 31,*	2021	2020	% Change	% Change at constant currency (1)
Freight revenues		$ **13,888**	$ 13,218	5%	9%
Other revenues		**589**	601	(2%)	3%
Total revenues		$ **14,477**	$ 13,819	5%	9%
Freight revenues					
Petroleum and chemicals		$ **2,816**	$ 2,631	7%	12%
Metals and minerals		**1,548**	1,409	10%	16%
Forest products		**1,740**	1,700	2%	8%
Coal		**618**	527	17%	20%
Grain and fertilizers		**2,475**	2,609	(5%)	(2%)
Intermodal		**4,115**	3,751	10%	12%
Automotive		**576**	591	(3%)	3%
Total freight revenues		$ **13,888**	$ 13,218	5%	9%
Revenue ton miles (RTMs) *(millions)*		**233,138**	230,390	1%	1%
Freight revenue/RTM *(cents)*		**5.96**	5.74	4%	8%
Carloads *(thousands)*		**5,701**	5,595	2%	2%
Freight revenue/carload *($)*		**2,436**	2,362	3%	7%

(1) This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. See the section of this MD&A entitled Constant Currency for an explanation of this non-GAAP measure.

Revenues for the year ended December 31, 2021 totaled $14,477 million compared to $13,819 million in 2020. The increase of $658 million, or 5%, was mainly attributable to freight rate increases, higher applicable fuel surcharge rates and an increase in intermodal ancillary services; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of Canadian grain in terms of RTMs compared to record volumes in 2020. Fuel surcharge revenues increased by $301 million in 2021, mainly due to higher applicable fuel surcharge rates.

In 2021, RTMs, measuring the weight and distance of freight transported by the Company, increased by 1% relative to 2020, despite the unfavorable impact of the ongoing supply chain challenges, the polar vortex in February, the forest fires and drought in Western Canada over the summer and the B.C. washouts in the fourth quarter of 2021. Freight revenue per RTM increased by 4% in 2021 when compared to 2020, mainly driven by a decrease in the average length of haul, freight rate increases and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.

Petroleum and chemicals

	Year ended December 31,	2021	2020	% Change	% Change at constant currency
Revenues *(millions)*		$ **2,816**	$ 2,631	7%	12%
RTMs *(millions)*		**42,436**	43,556	(3%)	(3%)
Revenue/RTM *(cents)*		**6.64**	6.04	10%	15%
Carloads *(thousands)*		**596**	597	–%	–%

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company's petroleum and chemicals shipments originate in Western Canada, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics; in eastern Canadian regional plants; and in the Louisiana petrochemical corridor between New Orleans and Baton Rouge.

22 CN | 2021 Annual Report

Management's Discussion and Analysis

For the year ended December 31, 2021, revenues for this commodity group increased by $185 million, or 7%, when compared to 2020, mainly due to freight rate increases, increased volumes of natural gas liquids (principally propane) and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of petroleum crude.

Revenue per RTM increased by 10% in 2021 when compared to 2020, mainly due to freight rate increases, including volume commitment amounts under customer contracts and higher applicable fuel surcharge rates; partly offset by negative translation impact of stronger Canadian dollar.

Percentage of commodity group revenues	**2021**	2020
Refined petroleum products	**44 %**	40 %
Chemicals and plastics	**40 %**	41 %
Crude and condensate	**11 %**	15 %
Sulfur	**5 %**	4 %

Metals and minerals

Year ended December 31,	**2021**	2020	% Change	% Change at constant currency
Revenues *(millions)*	**$ 1,548**	$ 1,409	10%	16%
RTMs *(millions)*	**26,743**	21,561	24%	24%
Revenue/RTM *(cents)*	**5.79**	6.53	(11%)	(7%)
Carloads *(thousands)*	**969**	935	4%	4%

The metals and minerals commodity group consists primarily of materials related to oil and gas development such as frac sand, drilling pipe and large diameter pipe, steel, iron ore, non-ferrous base metals and ores, raw materials including scrap metal, industrial materials including aggregates, construction materials such as roofing and railway equipment, machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company's access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction.

For the year ended December 31, 2021, revenues for this commodity group increased by $139 million, or 10%, when compared to 2020, mainly due to increased export volumes of iron ore via the Gulf Coast, higher volumes of frac sand, higher shipments of semi-finished steel products, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.

Revenue per RTM decreased by 11% in 2021 when compared to 2020, mainly due to a significant increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by higher applicable fuel surcharge rates and freight rate increases.

Percentage of commodity group revenues	**2021**	2020
Metals	**31 %**	31 %
Minerals	**26 %**	28 %
Energy materials	**22 %**	21 %
Iron ore	**21 %**	20 %

Forest products

Year ended December 31,	**2021**	2020	% Change	% Change at constant currency
Revenues *(millions)*	**$ 1,740**	$ 1,700	2%	8%
RTMs *(millions)*	**25,948**	25,602	1%	1%
Revenue/RTM *(cents)*	**6.71**	6.64	1%	6%
Carloads *(thousands)*	**339**	342	(1%)	(1%)

The forest products commodity group includes various types of lumber, panels, paper, board and wrapping paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-

CN | 2021 Annual Report 23

Management's Discussion and Analysis

producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for lumber and panels, housing starts and renovation activities primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.

For the year ended December 31, 2021, revenues for this commodity group increased by $40 million, or 2%, when compared to 2020, mainly due to freight rate increases, higher volumes of lumber and panels and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of woodpulp.

Revenue per RTM increased by 1% in 2021 when compared to 2020, mainly due to freight rate increases and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.

Percentage of commodity group revenues	**2021**	2020
Lumber	**40 %**	39 %
Pulp	**29 %**	30 %
Paper	**16 %**	17 %
Panels	**15 %**	14 %

Coal

Year ended December 31,	**2021**	2020	% Change	% Change at constant currency
Revenues *(millions)*	**$ 618**	$ 527	17%	20%
RTMs *(millions)*	**18,471**	16,173	14%	14%
Revenue/RTM *(cents)*	**3.35**	3.26	3%	6%
Carloads *(thousands)*	**379**	289	31%	31%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and Southeast U.S., as well as offshore markets via terminals on the U.S. Gulf Coast. Petroleum coke, a by-product of the oil refining process, is exported to offshore markets via terminals on the west coast of Canada and the U.S. Gulf Coast, as well as shipped to industrial users in domestic markets. The key drivers for this market segment are weather conditions, environmental regulations, global energy, coal and steel supply and demand conditions, and for U.S. domestic utility coal, the price of natural gas.

For the year ended December 31, 2021, revenues for this commodity group increased by $91 million, or 17%, when compared to 2020, mainly due to increased exports of U.S. thermal coal via the Gulf Coast, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.

Revenue per RTM increased by 3% in 2021 when compared to 2020, mainly due to a significant decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.

Percentage of commodity group revenues	**2021**	2020
Canadian coal - export	**45 %**	49 %
Petroleum coke	**25 %**	25 %
U.S. coal - domestic	**14 %**	17 %
U.S. coal - export	**16 %**	9 %

24 CN | 2021 Annual Report

Management's Discussion and Analysis

Grains and fertilizers

Year ended December 31,		2021		2020	% Change	% Change at constant currency
Revenues *(millions)*	$	**2,475**	$	2,609	(5%)	(2%)
RTMs *(millions)*		**58,733**		61,736	(5%)	(5%)
Revenue/RTM *(cents)*		**4.21**		4.23	—%	3%
Carloads *(thousands)*		**628**		663	(5%)	(5%)

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in Western Canada and the U.S. Midwest. The grain segment consists of wheat, oats, barley, flaxseed, rye, peas, lentils, corn, corn meal, ethanol, dried distillers grain, canola seed and canola products, soybeans, soybean products, sweeteners and animal fat. Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in Western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. These rail movements are subject to government regulation that establishes a maximum revenue entitlement that railways can earn. Although railway companies are free to set freight rates for western grain shipments, total revenue is limited based on a formula that takes into account tonnage, length of haul, and a specified price index. Shipments of grain that are exported to the U.S. are not regulated. Grain grown in the U.S. Midwest is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, anhydrous ammonia, urea and other fertilizers across Canada and the U.S. The key drivers for fertilizers are input prices, demand, government policies, and international competition.

For the year ended December 31, 2021, revenues for this commodity group decreased by $134 million, or 5%, when compared to 2020, mainly due to lower export volumes of Canadian grain compared to prior period record volumes and the negative translation impact of a stronger Canadian dollar; partly offset by higher potash volumes, higher export volumes of U.S. grain, freight rate increases and higher applicable fuel surcharge rates.

Revenue per RTM remained flat in 2021 when compared to 2020.

Percentage of commodity group revenues	**2021**	2020
Canadian grain - regulated	**39 %**	47 %
U.S. grain - domestic	**19 %**	18 %
Fertilizers - potash	**14 %**	10 %
Canadian grain - commercial	**12 %**	11 %
Fertilizers - other	**9 %**	9 %
U.S. grain - exports	**7 %**	5 %

Intermodal

Year ended December 31,		2021		2020	% Change	% Change at constant currency
Revenues *(millions)*	$	**4,115**	$	3,751	10%	12%
RTMs *(millions)*		**58,412**		59,165	(1%)	(1%)
Revenue/RTM *(cents)*		**7.04**		6.34	11%	14%
Carloads *(thousands)*		**2,611**		2,582	1%	1%

The intermodal commodity group includes rail and trucking services and is comprised of two markets: domestic intermodal and international intermodal. Domestic intermodal transports consumer products and manufactured goods, serving retail, wholesale and logistics provider channels, within domestic Canada, domestic U.S., Mexico and transborder, while international intermodal handles import and export container traffic, serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax, New Orleans and Mobile. CN's network of inland intermodal terminals, located near ports and large urban centers, connects customers to major markets in North America and overseas. Domestic intermodal is driven by consumer markets, with growth generally tied to the economy. International intermodal is driven by North American economic and trade conditions as well as global trade patterns. Revenues for CN owned trucking companies TransX and H&R are included in this commodity group within the domestic market.

CN | 2021 Annual Report 25

Management's Discussion and Analysis

For the year ended December 31, 2021, revenues for this commodity group increased by $364 million, or 10%, when compared to 2020, mainly due to an increase in ancillary services including container storage, more revenue generating moves of empty customer-owned containers, higher applicable fuel surcharge rates, freight rate increases, increased international container traffic via the port of Halifax and increased domestic intermodal wholesale volumes; partly offset by the negative translation impact of a stronger Canadian dollar and decreased international container traffic volumes via the port of Prince Rupert.

Revenue per RTM increased by 11% in 2021 when compared to 2020, mainly due to an increase in ancillary services including container storage, more revenue generating moves of empty customer-owned containers, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.

Percentage of commodity group revenues	**2021**	2020
International	**65 %**	67 %
Domestic	**35 %**	33 %

Automotive

Year ended December 31,		**2021**		2020	% Change	% Change at constant currency
Revenues *(millions)*	**$**	**576**	$	591	(3%)	3%
RTMs *(millions)*		**2,395**		2,597	(8%)	(8%)
Revenue/RTM *(cents)*		**24.05**		22.76	6%	12%
Carloads *(thousands)*		**179**		187	(4%)	(4%)

The automotive commodity group moves both domestic finished vehicles and parts throughout North America, providing service to certain vehicle assembly plants in Ontario, Michigan and Mississippi. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of finished vehicle imports via the ports of Halifax and Vancouver, and through interchange with other railroads. CN's broad network of auto compounds is used to facilitate distribution of vehicles throughout Canada and the U.S. Midwest. The primary drivers for this market are automotive production and sales in North America, which are driven by the average age of vehicles in North America and the price of fuel.

For the year ended December 31, 2021, revenues for this commodity group decreased by $15 million, or 3%, when compared to 2020, mainly due to lower volumes of finished vehicles shipped primarily due to a semiconductor chip shortage impacting the automotive industry production and lower volumes of Vancouver imports and the negative translation impact of a stronger Canadian dollar; partly offset by higher applicable fuel surcharge rates and freight rate increases.

Revenue per RTM increased by 6% in 2021 when compared to 2020, mainly due to a decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.

Percentage of commodity group revenues	**2021**	2020
Finished vehicles	**91 %**	92 %
Auto parts	**9 %**	8 %

Other revenues

Year ended December 31,		**2021**		2020	% Change	% Change at constant currency
Revenues *(millions)*	**$**	**589**	$	601	(2%)	3%

Other revenues are derived from non-rail logistics services that support the Company's rail business including vessels and docks, transloading and distribution, automotive logistics, and freight forwarding and transportation management.

For the year ended December 31, 2021, Other revenues decreased by $12 million, or 2%, when compared to 2020, mainly due to lower revenues for automotive logistics primarily due to a semiconductor chip shortage impacting the automotive industry production and the negative translation impact of a stronger Canadian dollar; partly offset by higher revenues from international freight forwarding and vessels.

26 CN | 2021 Annual Report

Management's Discussion and Analysis

Percentage of other revenues	**2021**	2020
Vessels and docks	**45 %**	45 %
Other non-rail services	**47 %**	46 %
Other revenues	**8 %**	9 %

Operating expenses

Operating expenses for the year ended December 31, 2021, amounted to $8,861 million compared to $9,042 million in 2020. The decrease of $181 million, or 2%, was mainly driven by the $137 million recovery recorded in the first quarter of 2021 related to the $486 million loss on assets held for sale recorded in the second quarter of 2020, as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel costs due to rising fuel prices, higher incentive compensation and $84 million of transaction-related costs resulting from the terminated CN Merger Agreement with KCS.

The following table provides the components of total operating expenses for the years ended December 31, 2021 and 2020:

In millions	*Year ended December 31,*	**2021**		2020	% Change	% Change at constant currency [1]
Labor and fringe benefits	**$**	**2,879**	$	2,723	(6%)	(8%)
Purchased services and material		**2,082**		2,152	3%	–%
Fuel		**1,513**		1,152	(31%)	(39%)
Depreciation and amortization		**1,598**		1,589	(1%)	(3%)
Equipment rents		**336**		432	22%	18%
Casualty and other		**506**		508	–%	(5%)
Loss (recovery) on assets held for sale		**(137)**		486	128%	131%
Transaction-related costs		**84**		–	N/A	N/A
Total operating expenses	**$**	**8,861**	$	9,042	2%	(2%)

(1) This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. See the section of this MD&A entitled Constant Currency for an explanation of this non-GAAP measure.

Labor and fringe benefits

Labor and fringe benefits expense includes wages, payroll taxes and employee benefits such as incentive compensation, including stock-based compensation, health and welfare, current service cost for pensions and postretirement benefits. Certain incentive compensation plans are based mainly on financial performance targets and the related expense is recorded in relation to the attainment of such targets.

Labor and fringe benefits expense increased by $156 million, or 6%, in 2021 when compared to 2020. The increase was mainly due to higher incentive compensation, general wage increases, as well as $39 million of employee termination benefits and severance costs related to a workforce reduction program in the third quarter; partly offset by the positive translation impact of a stronger Canadian dollar.

Purchased services and material

Purchased services and material expense includes the cost of services purchased from outside contractors; materials used in the maintenance of the Company's track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads.

Purchased services and material expense decreased by $70 million, or 3%, in 2021 when compared to 2020. The decrease was mainly due to the positive translation impact of a stronger Canadian dollar and lower material costs as a result of cost reduction efforts.

Fuel

Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes.

Fuel expense increased by $361 million, or 31%, in 2021 when compared to 2020. The increase was mainly due to higher fuel prices; partly offset by the positive translation impact of a stronger Canadian dollar and fuel efficiency gains resulting in an all-time record fuel efficiency.

CN | 2021 Annual Report 27

Depreciation and amortization Depreciation and amortization expense includes the costs associated with the use of properties and intangible assets over their estimated service lives. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments. Depreciation and amortization expense increased by $9 million, or 1%, in 2021 when compared to 2020. The increase was mainly due to a higher depreciable asset base; partly offset by the positive translation impact of a stronger Canadian dollar. Equipment rents Equipment rents expense includes rental expense for the use of freight cars owned by other railroads (car hire) or private companies and for the lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company's freight cars (car hire) and locomotives. Equipment rents expense decreased by $96 million, or 22%, in 2021 when compared to 2020. The decrease was mainly due to lower car hire expense as a result of price incentives on railcars and the positive translation impact of a stronger Canadian dollar. Casualty and other Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, computer software and support costs, advisory fees related to shareholder matters as well as travel expenses. Casualty and other expense remained flat in 2021 when compared to 2020. Lower incident costs and the positive translation impact of a stronger Canadian dollar were offset by an increase in insurance premiums and $20 million of advisory fees related to shareholder matters. Loss (recovery) on assets held for sale In the first quarter of 2021, the Company recovered $137 million of the $486 million loss on assets held for sale recorded in the second quarter of 2020, resulting from the Company entering into an agreement for the sale of non-core lines. See Note 5 - Assets held for sale to the Company's 2021 Annual Consolidated Financial Statements for additional information. Transaction-related costs For the year ended December 31, 2021, the Company incurred transaction costs related to the terminated CN Merger Agreement of $84 million, consisting of $125 million of transaction-related costs; US$700 million ($845 million) paid to KCS; and the related refund received of US$700 million ($886 million) in the third quarter. See Note 3 – Acquisitions to the Company's 2021 Annual Consolidated Financial Statements for additional information. Other income and expenses Interest expense In 2021, Interest expense was $610 million compared to $554 million in 2020. The increase was mainly due to amortization of bridge financing and other fees of $97 million; partly offset by a lower average level of debt and a positive translation impact of a stronger Canadian dollar. Other components of net periodic benefit income In 2021, Other components of net periodic benefit income was $398 million compared to $315 million in 2020. The increase was mainly due to lower interest cost, partly offset by higher amortization of net actuarial loss and lower expected return on plan assets. Merger termination fee In 2021, the Company received a US$700 million ($886 million) termination fee resulting from KCS terminating the CN Merger Agreement and entering into a merger agreement with CP. See Note 3 – Acquisitions to the Company's 2021 Annual Consolidated Financial Statements for additional information. Other income In 2021, Other income was $43 million compared to $6 million in 2020. The increase was mainly due to fluctuations in the fair value of the equity investment in autonomous driving technology and higher gains on disposal of land. Management's Discussion and Analysis 28 CN | 2021 Annual Report

Income tax expense In 2021, the Company recorded an income tax expense of $1,441 million compared to an income tax expense of $982 million in 2020. Included in the 2020 figure was a current income tax recovery of $141 million recorded in the first quarter, resulting from the enactment of the CARES Act. On March 27, 2020, the U.S. government enacted the CARES Act, which included corporate income tax measures allowing U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL. As a result of the CARES Act, the Company reclassified its 2019 deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million in 2020 to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years. The effective tax rate for 2021 was 22.8% compared to 21.6% in 2020. Excluding the aforementioned income tax recovery, the adjusted effective tax rate for 2020 was 24.7%. (1) The decrease in the effective tax rate was mainly attributable to the merger termination fee, transaction-related costs, and bridge financing and other fees resulting from the KCS transaction recorded in the Consolidated Statements of Income, taxed at a lower inclusion rate. For 2022, the Company anticipates the estimated annual effective tax rate to be in the range of 24.0% to 25.0%. (1) The adjusted effective tax rate is a Non-GAAP measure, defined as the effective tax rate adjusted to exclude the effect of the 2020 income tax recovery as it is not reflective of CN's underlying business operations. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. 2020 compared to 2019 Revenues for the year ended December 31, 2020 were $13,819 million compared to $14,917 million in 2019. The decrease of $1,098 million, or 7%, was mainly attributable to lower volumes across most commodity groups, primarily in the second and third quarter, caused by the ongoing effects of the COVID-19 pandemic and lower applicable fuel surcharge rates, partly offset by freight rate increases as well as record shipments of Canadian grain. Operating expenses for the year ended December 31, 2020 were $9,042 million compared to $9,324 million in 2019. The decrease of $282 million, or 3%, was mainly due to lower fuel and labor costs and decreased purchased services and material expense; partly offset by a loss on assets held for sale, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines. Operating income for the year ended December 31, 2020 decreased by $816 million, or 15%, to $4,777 million. The decrease mainly reflects lower volumes across most commodity groups and a loss on assets held for sale, partly offset by freight rate increases and lower fuel prices. The operating ratio was 65.4% in 2020, compared to 62.5% in 2019. Net income for the year ended December 31, 2020 was $3,562 million, a decrease of $654 million, or 16%, when compared to 2019, and diluted earnings per share decreased by 14% to $5.00. The Company generated record free cash flow for the year ended December 31, 2020 of $3,227 million compared to $1,992 million in 2019. The increase of $1,235 million, or 62%, was mainly due to lower property additions in 2020 compared to the record 2019 capital expenditure program, lower income tax instalment payments and a U.S. tax refund received in 2020 as a result of the CARES Act, partly offset by lower earnings excluding non-cash items. Management's Discussion and Analysis CN | 2021 Annual Report 29

Management's Discussion and Analysis

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.34 and $1.33 per US$1.00, for the years ended December 31, 2020 and 2019, respectively.

On a constant currency basis, the Company's Net income for the year ended December 31, 2020 would have been lower by $13 million ($0.02 per diluted share).

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the year ended December 31, 2020:

In millions, except per share data	*Year ended December 31,*	2020	Constant currency impact	2019	% Change at constant currency Fav (Unfav)
Revenues					
Petroleum and chemicals		$ 2,631	$ (16)	$ 3,052	(14%)
Metals and minerals		1,409	(9)	1,643	(15%)
Forest products		1,700	(12)	1,808	(7%)
Coal		527	(1)	658	(20%)
Grain and fertilizers		2,609	(11)	2,392	9%
Intermodal		3,751	(11)	3,787	(1%)
Automotive		591	(2)	858	(31%)
Total freight revenues		13,218	(62)	14,198	(7%)
Other revenues		601	(5)	719	(17%)
Total revenues		13,819	(67)	14,917	(8%)
Operating expenses					
Labor and fringe benefits		2,723	(9)	2,922	7%
Purchased services and material		2,152	(8)	2,267	5%
Fuel		1,152	(7)	1,637	30%
Depreciation and amortization		1,589	(7)	1,562	(1%)
Equipment rents		432	(4)	444	4%
Casualty and other		508	(4)	492	(2%)
Loss (recovery) on assets held for sale		486	(6)	—	N/A
Total operating expenses		9,042	(45)	9,324	4%
Operating income		4,777	(22)	5,593	(15%)
Interest expense		(554)	5	(538)	(2%)
Other components of net periodic benefit income		315	—	321	(2%)
Other income		6	—	53	(89%)
Income before income taxes		4,544	(17)	5,429	(17%)
Income tax expense		(982)	4	(1,213)	19%
Net income		$ 3,562	$ (13)	$ 4,216	(16%)
Diluted earnings per share		$ 5.00	$ (0.02)	$ 5.83	(15%)

30 CN | 2021 Annual Report

Management's Discussion and Analysis

Revenues

The following table provides the components of total revenues and freight revenues, as well as other key operating measures, for the years ended December 31, 2020 and 2019:

In millions, unless otherwise indicated	*Year ended December 31,*	2020		2019	% Change	% Change at constant currency (1)
Freight revenues	$	13,218	$	14,198	(7%)	(7%)
Other revenues		601		719	(16%)	(17%)
Total revenues	$	13,819	$	14,917	(7%)	(8%)
Freight revenues						
Petroleum and chemicals	$	2,631	$	3,052	(14%)	(14%)
Metals and minerals		1,409		1,643	(14%)	(15%)
Forest products		1,700		1,808	(6%)	(7%)
Coal		527		658	(20%)	(20%)
Grain and fertilizers		2,609		2,392	9%	9%
Intermodal		3,751		3,787	(1%)	(1%)
Automotive		591		858	(31%)	(31%)
Total freight revenues	$	13,218	$	14,198	(7%)	(7%)
Revenue ton miles (RTMs) *(millions)*		230,390		241,954	(5%)	(5%)
Freight revenue/RTM *(cents)*		5.74		5.87	(2%)	(3%)
Carloads *(thousands)*		5,595		5,912	(5%)	(5%)
Freight revenue/carload *($)*		2,362		2,402	(2%)	(2%)

(1) This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. See the section of this MD&A entitled Constant Currency for an explanation of this non-GAAP measure.

Revenues for the year ended December 31, 2020, totaled $13,819 million compared to $14,917 million in 2019. The decrease of $1,098 million, or 7%, was mainly attributable to lower volumes across most commodity groups, primarily in the second and third quarter, caused by the ongoing effects of the COVID-19 pandemic and lower applicable fuel surcharge rates, partly offset by freight rate increases as well as record shipments of Canadian grain. Fuel surcharge revenues decreased by $330 million in 2020, mainly as a result of lower applicable fuel surcharge rates and lower volumes.

In 2020, RTMs declined by 5% relative to 2019. Freight revenue per RTM decreased by 2% in 2020 when compared to 2019, mainly driven by lower applicable fuel surcharge rates, partly offset by freight rate increases.

Petroleum and chemicals

	Year ended December 31,	2020		2019	% Change	% Change at constant currency
Revenues *(millions)*	$	2,631	$	3,052	(14%)	(14%)
RTMs *(millions)*		43,556		53,989	(19%)	(19%)
Revenue/RTM *(cents)*		6.04		5.65	7%	6%
Carloads *(thousands)*		597		688	(13%)	(13%)

For the year ended December 31, 2020, revenues for this commodity group decreased by $421 million, or 14%, when compared to 2019, mainly due to lower volumes of petroleum crude, chemicals and plastic products, refined petroleum products and natural gas liquids due to the COVID-19 pandemic, partly offset by liquidated damages relating to volume commitments under customer contracts.

Revenue per RTM increased by 7% in 2020 when compared to 2019, mainly due to the decrease in the average length of haul and liquidated damages relating to volume commitments under customer contracts.

CN | 2021 Annual Report 31

Management's Discussion and Analysis

Metals and minerals

Year ended December 31,		2020		2019	% Change	% Change at constant currency
Revenues *(millions)*	$	1,409	$	1,643	(14%)	(15%)
RTMs *(millions)*		21,561		25,449	(15%)	(15%)
Revenue/RTM *(cents)*		6.53		6.46	1%	–%
Carloads *(thousands)*		935		1,008	(7%)	(7%)

For the year ended December 31, 2020, revenues for this commodity group decreased by $234 million, or 14%, when compared to 2019, mainly due to reduced shipments of frac sand and semi-finished steel products due to the COVID-19 pandemic.

Revenue per RTM increased by 1% in 2020 when compared to 2019, mainly due to a decrease in the average length of haul.

Forest products

Year ended December 31,		2020		2019	% Change	% Change at constant currency
Revenues *(millions)*	$	1,700	$	1,808	(6%)	(7%)
RTMs *(millions)*		25,602		27,187	(6%)	(6%)
Revenue/RTM *(cents)*		6.64		6.65	–%	(1%)
Carloads *(thousands)*		342		375	(9%)	(9%)

For the year ended December 31, 2020, revenues for this commodity group decreased by $108 million, or 6%, when compared to 2019, mainly due to lower volumes across a broad range of forest products and lower applicable fuel surcharge rates, partly offset by freight rate increases.

Revenue per RTM remained flat in 2020 when compared to 2019.

Coal

Year ended December 31,		2020		2019	% Change	% Change at constant currency
Revenues *(millions)*	$	527	$	658	(20%)	(20%)
RTMs *(millions)*		16,173		17,653	(8%)	(8%)
Revenue/RTM *(cents)*		3.26		3.73	(13%)	(13%)
Carloads *(thousands)*		289		335	(14%)	(14%)

For the year ended December 31, 2020, revenues for this commodity group decreased by $131 million, or 20%, when compared to 2019, mainly due to lower volumes of U.S. thermal coal exports via the Gulf Coast due to competitive market pricing as well as reduced domestic shipments to U.S. utilities and Canadian metallurgical coal via west coast ports due to the COVID-19 pandemic; partly offset by higher Canadian thermal coal exports via west coast ports.

Revenue per RTM decreased by 13% in 2020 when compared to 2019, mainly due to an increase in the average length of haul.

Grain and fertilizers

Year ended December 31,		2020		2019	% Change	% Change at constant currency
Revenues *(millions)*	$	2,609	$	2,392	9%	9%
RTMs *(millions)*		61,736		55,597	11%	11%
Revenue/RTM *(cents)*		4.23		4.30	(2%)	(2%)
Carloads *(thousands)*		663		619	7%	7%

32 CN | 2021 Annual Report

Management's Discussion and Analysis

For the year ended December 31, 2020, revenues for this commodity group increased by $217 million, or 9%, when compared to 2019, mainly due to record Canadian grain volumes and freight rate increases, partly offset by lower applicable fuel surcharge rates.

Revenue per RTM decreased by 2% in 2020 when compared to 2019, mainly due to an increase in the average length of haul and lower applicable fuel surcharge rates; partly offset by freight rate increases.

Intermodal

Year ended December 31,	2020	2019	% Change	% Change at constant currency
Revenues *(millions)*	$ 3,751	$ 3,787	(1%)	(1%)
RTMs *(millions)*	59,165	58,344	1%	1%
Revenue/RTM *(cents)*	6.34	6.49	(2%)	(3%)
Carloads *(thousands)*	2,582	2,618	(1%)	(1%)

For the year ended December 31, 2020, revenues for this commodity group decreased by $36 million, or 1%, when compared to 2019, mainly due to lower applicable fuel surcharge rates and lower international container volumes via the ports of Prince Rupert and Montreal, as well as reduced shipments for domestic logistic providers; partly offset by higher international container traffic via the Ports of Vancouver and New Orleans, as well as increased domestic retail shipments.

Revenue per RTM decreased by 2% in 2020 when compared to 2019, mainly due to lower applicable fuel surcharge rates.

Automotive

Year ended December 31,	2020	2019	% Change	% Change at constant currency
Revenues *(millions)*	$ 591	$ 858	(31%)	(31%)
RTMs *(millions)*	2,597	3,735	(30%)	(30%)
Revenue/RTM *(cents)*	22.76	22.97	(1%)	(1%)
Carloads *(thousands)*	187	269	(30%)	(30%)

For the year ended December 31, 2020, revenues for this commodity group decreased by $267 million, or 31%, when compared to 2019, mainly due to lower volumes of finished vehicles due to the COVID-19 pandemic, including the temporary shutdown of assembly plants and production between April and June, as well as lower applicable fuel surcharge rates.

Revenue per RTM decreased by 1% in 2020 when compared to 2019, mainly due to lower applicable fuel surcharge rates.

Other revenues

Year ended December 31,	2020	2019	% Change	% Change at constant currency
Revenues *(millions)*	$ 601	$ 719	(16%)	(17%)

For the year ended December 31, 2020, Other revenues decreased by $118 million, or 16%, when compared to 2019, mainly due to lower revenues from vessels and automotive logistics due to the COVID-19 pandemic.

CN | 2021 Annual Report 33

Operating expenses Operating expenses for the year ended December 31, 2020 amounted to $9,042 million compared to $9,324 million in 2019. The decrease of $282 million, or 3%, was mainly due to lower fuel and labor costs and decreased purchased services and material expense; partly offset by a loss on assets held for sale, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines. The following table provides the components of total operating expenses for the years ended December 31, 2020 and 2019: In millions Year ended December 31, 2020 2019 % Change % Change at constant currency (1) Labor and fringe benefits $ 2,723 $ 2,922 7% 7% Purchased services and material 2,152 2,267 5% 5% Fuel 1,152 1,637 30% 30% Depreciation and amortization 1,589 1,562 (2%) (1%) Equipment rents 432 444 3% 4% Casualty and other 508 492 (3%) (2%) Loss on assets held for sale 486 — N/A N/A Total operating expenses $ 9,042 $ 9,324 3% 4% (1) This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable a similar measure presented by other companies. See the section of this MD&A entitled Constant Currency for an explanation of this non-GAAP measure. Labor and fringe benefits Labor and fringe benefits expense decreased by $199 million, or 7%, in 2020 when compared to 2019. The decrease was primarily due to lower average headcount and the impact of the 2019 employee termination benefits and severance costs related to a workforce reduction program; partly offset by general wage increases, higher incentive compensation, and higher pension expense. Purchased services and material Purchased services and material expense decreased by $115 million, or 5%, in 2020 when compared to 2019. The decrease was mainly due to lower costs for services purchased from outside contractors and lower material costs, driven by lower volumes. Fuel Fuel expense decreased by $485 million, or 30%, in 2020 when compared to 2019. The decrease was primarily due to the favorable impact of lower fuel prices, lower volumes due to decreased workload, as measured by GTMs, as well as fuel efficiency gains, achieving a new record fuel efficiency. Depreciation and amortization Depreciation and amortization expense increased by $27 million, or 2%, in 2020 when compared to 2019. The increase was mainly due to a higher depreciable asset base resulting from increased capital expenditures in recent years, partly offset by the impact of the 2019 expense of $84 million related to costs previously capitalized for a PTC back office system following the deployment of a replacement system. Equipment rents Equipment rents expense decreased by $12 million, or 3%, in 2020 when compared to 2019. The decrease was primarily due to lower rail car lease costs driven by lower volumes, as well as lower car hire expense; partly offset by higher locomotive horsepower-hour expense. Casualty and other Casualty and other expense increased by $16 million, or 3%, in 2020 when compared to 2019. The increase was mainly due to lower recoveries of costs from passenger trains using CN's system and higher property taxes, partly offset by lower travel expenses and legal provisions. Loss on assets held for sale In the second quarter of 2020, the Company recorded a loss of $486 million on assets held for sale, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario. See Note 5 - Assets held for sale to the Company's 2020 Annual Consolidated Financial Statements for information on the valuation of assets held for sale. Management's Discussion and Analysis 34 CN | 2021 Annual Report

Other income and expenses Interest expense In 2020, Interest expense was $554 million compared to $538 million in 2019. The increase was mainly due to a higher average level of debt, partly offset by a lower weighted-average interest rate. Other components of net periodic benefit income In 2020, Other components of net periodic benefit income was $315 million compared to $321 million in 2019. The decrease was mainly due to higher amortization of net actuarial loss, partly offset by lower interest cost. Other income In 2020, Other income was $6 million compared to $53 million in 2019, primarily due to lower gains on sale of land. Income tax expense The enactment of the Tax Cuts and Jobs Act ("U.S. Tax Reform") in 2017 brought about significant tax law changes, which included a reduction to the U.S. federal corporate income tax rate from 35% to 21% and allowed the immediate capital expensing of new investments in certain qualified depreciable assets which will be phased down starting in 2023. The U.S. Tax Reform also introduced the creation of a Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. Since the enactment of the U.S. Tax Reforms, U.S. authorities have issued various proposed and finalized regulations and guidance interpreting its provisions. These interpretations have been taken into account in calculating the Company's current year income tax provision and tax payments. The U.S. Tax Reform and these regulations are also expected to impact the Company's income tax provisions and tax payments in future years. On March 27, 2020, the U.S. government enacted the CARES Act, which included corporate income tax measures allowing U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL. In 2020, the Company recorded an income tax expense of $982 million compared to an income tax expense of $1,213 million in 2019. Included in the 2020 figure was a current income tax recovery of $141 million recorded in the first quarter, resulting from the enactment of the CARES Act; the Company reclassified its 2019 deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years. Included in the 2019 figure was a deferred income tax recovery of $112 million recorded in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate. The effective tax rate for 2020 was 21.6% compared to 22.3% in 2019. Excluding the aforementioned income tax recoveries, the effective tax rate for 2020 was 24.7% compared to 24.4% in 2019. Management's Discussion and Analysis CN | 2021 Annual Report 35

Management's Discussion and Analysis

Summary of quarterly financial data

In millions, except per share data	2021 Quarters Fourth	Third	Second	First	2020 Quarters Fourth	Third	Second	First
Revenues	**$ 3,753**	**$ 3,591**	**$ 3,598**	**$ 3,535**	$ 3,656	$ 3,409	$ 3,209	$ 3,545
Operating income (1)	**$ 1,566**	**$ 1,341**	**$ 1,382**	**$ 1,327**	$ 1,411	$ 1,366	$ 785	$ 1,215
Net income (1)	**$ 1,199**	**$ 1,685**	**$ 1,034**	**$ 974**	$ 1,021	$ 985	$ 545	$ 1,011
Basic earnings per share	**$ 1.70**	**$ 2.38**	**$ 1.46**	**$ 1.37**	$ 1.44	$ 1.39	$ 0.77	$ 1.42
Diluted earnings per share (1)	**$ 1.69**	**$ 2.37**	**$ 1.46**	**$ 1.37**	$ 1.43	$ 1.38	$ 0.77	$ 1.42
Dividends per share	**$ 0.615**	**$ 0.615**	**$ 0.615**	**$ 0.615**	$ 0.575	$ 0.575	$ 0.575	$ 0.575

(1) Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Adjusted performance measures for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, competitive forces in the transportation marketplace and the effects of the COVID-19 pandemic beginning in the second quarter of 2020 (see the section entitled *Business risks* of this MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

Summary of fourth quarter 2021

Revenues for the fourth quarter of 2021 increased by $97 million, or 3%, to $3,753 million, when compared to the same period in 2020. The increase was mainly attributable to higher applicable fuel surcharge rates, freight rate increases and an increase in intermodal ancillary services; partly offset by lower volumes of Canadian grain in terms of RTMs compared to record volumes in the fourth quarter of 2020, the impact of the B.C. washouts and the negative translation impact of a stronger Canadian dollar. Fuel surcharge revenues increased by $177 million in the fourth quarter of 2021, mainly due to higher applicable fuel surcharge rates. RTMs in the fourth quarter of 2021 declined by 11% when compared to the same period in 2020. Freight revenue per RTM increased by 14% in the fourth quarter of 2021 when compared to the same period in 2020, mainly driven by a significant decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.

Operating expenses for the fourth quarter of 2021 decreased by $58 million, or 3%, to $2,187 million, when compared to the same period in 2020. The decrease was mainly due to lower average headcount due to cost reduction initiatives and lower volumes, as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel costs.

Operating income for the fourth quarter of 2021 increased by $155 million, or 11%, to $1,566 million, when compared to the same period in 2020. The increase mainly reflects higher applicable fuel surcharge rates, freight rate increases; partly offset by higher fuel costs and the negative translation impact of of a stronger Canadian dollar. Adjusted operating income for the fourth quarter of 2021 was $1,579 million, an increase of $168 million, or 12%, when compared to the same period in 2020. (1)

The operating ratio was 58.3% in the fourth quarter of 2021 compared to 61.4% in the fourth quarter of 2020, a 3.1-point improvement. The adjusted operating ratio was 57.9%, a fourth quarter record, compared to 61.4% in the fourth quarter of 2020, a 3.5-point improvement. (1)

Net income for the fourth quarter 2021 was $1,199 million, an increase of $178 million, or 17%, when compared to the same period in 2020, and diluted earnings per share increased by 18% to $1.69. Adjusted net income for the fourth quarter of 2021 was $1,209 million, an increase of $188 million, or 18%, and adjusted diluted earnings per share increased by 20% to $1.71, when compared to the same period in 2020. (1)

(1) These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.

36 CN | 2021 Annual Report

Management's Discussion and Analysis

Financial position

The following tables provide an analysis of the Company's balance sheet as at December 31, 2021 as compared to 2020. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2021 and 2020, the foreign exchange rates were $1.2637 and $1.2725 per US$1.00, respectively.

In millions *December 31,*	2021	2020	Variance	Explanation of variance
Total assets	**$ 48,538**	$ 44,804	$ 3,734	
Cash and cash equivalents and restricted cash and cash equivalents	**1,341**	1,100	241	Refer to the Consolidated Statements of Cash Flows of the Company's 2021 Annual Consolidated Financial Statements.
Other current assets, excluding cash and cash equivalents and restricted cash and cash equivalents	**2,085**	2,002	83	Increase primarily due to higher assets held for sale, partly offset by a decrease in income tax receivable.
Properties	**41,178**	40,069	1,109	See the section of this MD&A entitled *Liquidity and capital resources - Investing activities*, increase primarily due to gross property additions of $2,897 million, partly offset by depreciation of $1,593 million.
Operating lease right-of-use-assets	**445**	435	10	Increase primarily due to higher lease renewals as freight volumes and traffic rebounded from pandemic levels.
Pension asset	**3,050**	777	2,273	Increase primarily due to actual returns of $1,591 million, actuarial gains arising from the increase in the year-end discount rate from 2.55% to 3.15% of $1,150 million, employer contributions of $81 million and curtailment gains of $21 million, partly offset by interest cost of $377 million and current service cost of $186 million.
Intangible assets, goodwill and other	**439**	421	18	Increase primarily due to the change in an equity investment with a readily determinable fair value.
Total liabilities and shareholders' equity	**$ 48,538**	$ 44,804	$ 3,734	
Accounts payable and other excluding current portion of operating lease liabilities	**2,504**	2,257	247	Increase mainly due to timing of payments related to trade payables, as well as tax related accruals.
Deferred income taxes	**9,303**	8,271	1,032	Increase primarily due to a deferred income tax expense of $511 million recorded in Net income, a deferred income tax expense of $546 million recorded in Other comprehensive income, both of which were mostly attributable to new temporary differences generated during the year.
Other liabilities and deferred credits	**427**	534	(107)	Decrease mainly due to a reduction in contract liabilities.
Pension and other postretirement benefits	**645**	767	(122)	Decrease primarily due to actuarial gains arising from the increase in year-end discount rates of $63 million, curtailment gains of $31 million, employer contributions of $23 million, benefit payments of $14 million and actual returns of $14 million, partly offset by interest cost of $20 million and current service cost of $13 million.
Total long-term debt, including the current portion	**12,485**	12,906	(421)	See the section of this MD&A entitled *Liquidity and capital resources - Financing activities*, overall decrease primarily due to higher debt repayments than issuances in 2021.
Operating lease liabilities including the current portion	**430**	418	12	Increase primarily due to higher lease renewals as freight volumes and traffic rebounded from pandemic levels.
Total shareholders' equity	**22,744**	19,651	3,093	Refer to the Consolidated Statements of Changes in Shareholders' Equity of the Company's 2021 Annual Consolidated Financial Statements.

CN | 2021 Annual Report 37

Liquidity and capital resources The Company's principal source of liquidity is cash generated from operations, which is supplemented by borrowings in the money markets and capital markets. To meet its short-term liquidity needs, the Company has access to various financing sources, including unsecured revolving credit facilities, equipment loans, commercial paper programs, and an accounts receivable securitization program. In addition to these sources, the Company can issue debt securities to meet its longer-term liquidity needs. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of meeting its financing requirements. The Company's primary short-term and long-term cash requirements are discussed below: • Short-term cash requirements: includes working capital requirements, such as labor and fringe benefits, fuel, income tax instalments, pension contributions, and contractual obligations; interest and principal payments on current debt financing; dividends; and share repurchases. • Long-term cash requirements: includes capital expenditures relating to track infrastructure and other, interest and principal repayments of long-term debt financing, operating and finance lease obligations; business acquisitions and long-term contractual obligations. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders; and as part of its financing strategy, the Company regularly reviews its capital structure, cost of capital, and the need for additional debt financing. For a summary of short-term and long-term contractual obligations, including material cash requirements related to such obligations, refer to the table within the section titled Contractual obligations. Although the Company has a working capital surplus, a deficit is common in the capital-intensive rail industry, and is not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2021 and 2020, the Company had Cash and cash equivalents of $838 million and $569 million, respectively; Restricted cash and cash equivalents of $503 million and $531 million, respectively; and a working capital surplus of $306 million and a deficit $172 million, respectively (1). The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company's bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein. The Company's U.S. and other foreign subsidiaries maintain sufficient cash to meet their respective operational requirements. If the Company should require more liquidity in Canada than is generated by its domestic operations, the Company could decide to repatriate funds associated with undistributed earnings of its foreign operations, including its U.S. and other foreign subsidiaries. The impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant as such repatriation of funds would not cause significant tax implications to the Company under the tax laws of Canada and the U.S. and other foreign tax jurisdictions, and the tax treaties currently in effect between them. The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as of the date of this MD&A. (1)    Working capital is a Non-GAAP measure which management believes is a useful measure of liquidity. The Company defines working capital as current assets of $3,426 million (2020 - $3,102 million) less current liabilities of $3,120 million (2020 - $3,274 million). Working capital does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. Available financing sources Shelf prospectus and registration statement Under its current shelf prospectus with Canadian securities regulators and registration statement with the SEC, the Company may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date, February 11, 2020. As at December 31, 2021, the remaining capacity of this shelf prospectus and registration statement was $5.2 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions. The Company's access to long-term funds in the capital markets depends on its credit ratings and market conditions. The Company believes that it continues to have access to the capital markets. If the Company were unable to borrow funds at acceptable rates in the capital markets, the Company could borrow under its credit facilities, draw down on its accounts receivable securitization program, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business. Management's Discussion and Analysis 38 CN | 2021 Annual Report

Revolving credit facility On June 22, 2021, the Company upsized its existing revolving credit agreement from $2.0 billion to $2.5 billion and amended certain provisions. On March 31, 2021, the Company's revolving credit facility agreement had been amended to extend the term of the credit facility by approximately two years and to adopt a sustainability linked loan structure whereby its applicable margins are adjusted upon achievement of certain sustainability targets, starting in 2022. The amended credit facility of $2.5 billion consists of a $1.25 billion tranche maturing on March 31, 2024 and a $1.25 billion tranche maturing on March 31, 2026. The credit facility provides for borrowings at various benchmark interest rates, including the London Interbank Offered Rate (LIBOR), plus applicable margins, based on CN's credit ratings and sustainability targets. As at December 31, 2021 and 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2021 and 2020. Credit facilities During the second quarter of 2021, in connection with the proposed KCS transaction, the Company obtained commitments for a US$14.3 billion 364-day senior unsecured bridge loan facility and for a US$5 billion term loan credit agreement. On September 15, 2021, upon termination of the CN Merger Agreement with KCS, the bridge loan facility and the term loan credit agreement were terminated. There were no draws in 2021. Equipment loans The Company has a non-revolving term loan credit facility for financing or refinancing the purchase of equipment, where US$300 million was available to be drawn upon through March 31, 2020 and US$310 million was available to be drawn upon through March 31, 2021. The equipment loans made under the non-revolving credit facility have a tenor of 20 years, bear interest at a variable rate based on LIBOR plus a margin, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock. As at December 31, 2021, the Company had outstanding borrowings of US$572 million ($723 million) and had no further amount available under this non-revolving term loan facility. As at December 31, 2020, the Company had outstanding borrowings of US$289 million ($368 million) and had US$310 million available under this non-revolving term loan facility. Commercial paper The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2 billion, or the US dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. The cost of commercial paper and access to the commercial paper market in Canada and the U.S. are dependent on credit ratings and market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $2.5 billion revolving credit facility to meet its short-term liquidity needs. As at December 31, 2021 and 2020, the Company had total commercial paper borrowings of US$111 million ($140 million) and US$44 million ($56 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets. Accounts receivable securitization program The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On December 20, 2021, the Company extended the term of its agreement by one year to February 1, 2024. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts. The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and the interest on borrowings under the Accounts receivable securitization program is renewed based on commercial paper or LIBOR rates then in effect. Subject to customary indemnifications, each trust's recourse is limited to the accounts receivable transferred. The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facilities and commercial paper program, and/or access to capital markets. As at December 31, 2021, and 2020 the Company had no borrowings under the accounts receivable securitization program and there were no activities in 2021. Management's Discussion and Analysis CN | 2021 Annual Report 39

Management's Discussion and Analysis

Bilateral letter of credit facilities

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2021, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2024. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.

As at December 31, 2021, the Company had outstanding letters of credit of $394 million (2020 - $421 million) under the committed facilities from a total available amount of $518 million (2020 - $492 million) and $158 million (2020 - $165 million) under the uncommitted facilities.

As at December 31, 2021, included in Restricted cash and cash equivalents was $396 million (2020 - $424 million) and $100 million (2020 - $100 million) pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in *Note 15 – Debt* to the Company's 2021 Annual Consolidated Financial Statements.

Credit ratings

The Company's ability to access funding in the debt capital markets and the cost and amount of funding available depends in part on its credit ratings. Rating downgrades could limit the Company's access to the capital markets, or increase its borrowing costs.

The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A, which remain unchanged from 2020.

	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	A	R-1 (low)
Moody's Investors Service	A2	P-1
Standard & Poor's	A	A-1

(1) These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

As at April 20, 2021, subsequent to the Company's announcement regarding the proposal to combine with KCS, ratings agencies took the following actions:

- DBRS Morningstar placed CN's ratings under review with negative implications.
- Moody's Investors Service placed CN's ratings on review for downgrade.
- Standard & Poor's reported that the transaction would have decidedly negative credit implications.

These actions reflected expectations of increases in CN's debt to support the proposed combination with KCS.

Following KCS's notice of termination of the CN Merger Agreement on September 15, 2021 and CN's announcement of its strategic and financial value creation plan on September 17, 2021, rating agencies took the following actions:

- DBRS Morningstar removed CN's ratings from under review with negative implications and confirmed them with stable trends.
- Moody's Investors Service removed CN's ratings from under review for downgrade and declared the outlook negative.
- Standard & Poor's removed CN's ratings from CreditWatch with negative implications and declared the outlook negative.

Cash flows

The following table provides the cash flows for the year ended December 31, 2021 and 2020:

In millions	*Year ended December 31,*	**2021**	2020	Variance
Net cash provided by operating activities		$ **6,971**	$ 6,165	$ 806
Net cash used in investing activities		**(2,873)**	(2,946)	73
Net cash used in financing activities		**(3,857)**	(2,707)	(1,150)
Net increase in cash, cash equivalents, restricted cash, and restricted cash equivalents		**241**	512	(271)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year		**1,100**	588	512
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year		$ **1,341**	$ 1,100	$ 241

40 CN | 2021 Annual Report

Management's Discussion and Analysis

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions and merger transaction-related payments and cash receipts, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the years ended December 31, 2021, 2020 and 2019, to the non-GAAP free cash flow presented herein:

In millions *Year ended December 31,*		**2021**		2020		2019
Net cash provided by operating activities	$	**6,971**	$	6,165	$	5,923
Net cash used in investing activities		**(2,873)**		(2,946)		(4,190)
Net cash provided before financing activities		**4,098**		3,219		1,733
Adjustments:						
Transaction-related costs (1)		**125**		—		—
Advance for acquisition (2)		**845**		—		—
Refund of advance for acquisition		**(886)**		—		—
Merger termination fee		**(886)**		—		—
Acquisition, net of cash acquired (3)		**—**		8		259
Total adjustments	$	**(802)**	$	8	$	259
Free cash flow	$	**3,296**	$	3,227	$	1,992

(1) *Relates to transaction-related costs of $125 million paid. See section of this MD&A entitled Strategy overview - Acquisitions, Terminated CN KCS merger agreement, for additional information.*

(2) *Relates to the advance paid to KCS of US$700 million ($845 million). See section of this MD&A entitled Strategy overview - Acquisitions, Terminated CN KCS merger agreement, for additional information.*

(3) *Relates to the acquisitions of H&R Transport Limited ("H&R") and the TransX Group of Companies ("TransX"). See the section of this MD&A entitled Liquidity and capital resources - Investing activities for additional information.*

Operating activities

Net cash provided by operating activities increased by $806 million in 2021 when compared to 2020, mainly due to higher cash earnings, primarily resulting from the merger termination fee of $886 million received from KCS.

Pension contributions

The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Pension contributions for the years ended December 31, 2021 and 2020 of $127 million and $115 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's current actuarial valuations for funding purposes. Based on the anticipated results of the Company's next actuarial valuations for funding purposes, the CN Pension Plan is expected to be fully funded and at a level such that the Company would be prohibited from making contributions to the CN Pension Plan once the actuarial valuation report is filed in 2022. As such, the Company expects to make total cash contributions of approximately $70 million for all pension plans in 2022.

See the section of this MD&A entitled *Critical accounting estimates – Pensions and other postretirement benefits* for additional information pertaining to the funding of the Company's pension plans. Additional information relating to the pension plans is provided in *Note 17 – Pensions and other postretirement benefits* to the Company's 2021 Annual Consolidated Financial Statements.

Income tax payments

The Company is required to make scheduled instalment payments as prescribed by the tax authorities. In Canada, the Company's domestic jurisdiction, tax instalments in a given year are generally based on the prior year's taxable income whereas in the U.S., the Company's predominant foreign jurisdiction, they are based on forecasted taxable income of the current year.

In 2021, net income tax payments were $759 million (2020 - $353 million). The increase was mainly due to the $329 million income tax refund received in the fourth quarter of 2020 related to the carryback of U.S. federal net operating losses permitted under the CARES Act.

For 2022, the Company's net income tax payments are expected to be approximately $1.25 billion. The increase is primarily due to higher required instalment payments caused by the merger termination fee and higher pre-tax income.

CN | 2021 Annual Report 41

Management's Discussion and Analysis

Investing activities

Net cash used in investing activities decreased by $73 million in 2021 when compared to 2020.

Property additions

The following table provides the property additions for the years ended December 31, 2021 and 2020:

In millions	*Year ended December 31,*	**2021**		2020
Track and roadway [(1)]	**$**	**1,972**	$	1,842
Rolling stock		**403**		478
Buildings		**81**		103
Information technology		**291**		301
Other		**150**		139
Gross property additions		**2,897**		2,863
Less: Finance leases		**6**		—
Property additions	**$**	**2,891**	$	2,863

(1) In 2021, approximately 78% (2020 - 76%) of the Track and roadway property additions were incurred to renew basic infrastructure. Costs relating to normal repairs and maintenance of Track and roadway properties are expensed as incurred, and amounted to approximately 11% of the Company's total operating expenses in 2021 (2020 - 11%).

Acquisitions

In the first quarter of 2020, the Company completed the purchase price allocation of the Manitoba-based TransX Group of Companies ("TransX") which was acquired on March 20, 2019. In the fourth quarter of 2019, the fair value of net assets acquired was adjusted to reflect the settlement of working capital as well as changes to current and deferred income tax balances. The acquisition positions CN to strengthen its intermodal business, and allows the Company to expand capacity and foster additional supply chain solutions.

In the fourth quarter of 2020, the Company completed the purchase price allocation of the intermodal temperature-controlled transportation division of the Alberta-based H&R Transport Limited ("H&R") which was acquired on December 2, 2019. The acquisition positions CN to expand its presence in moving customer goods by offering more end-to-end rail supply chain solutions to a wider range of customers.

Additional information relating to the acquisitions is provided in *Note 3 - Acquisitions* to the Company's 2021 Annual Consolidated Financial Statements.

2022 Capital expenditure program

In 2022, the Company expects to invest approximately 17% of revenues in its capital program, which will be financed with cash generated from operations or with cash from financing activities as required.

Financing activities

Net cash used in financing activities increased by $1,150 million in 2021 when compared to 2020, primarily driven by higher repurchases of common shares and lower issuance of debt; partly offset by lower repayment of commercial paper.

Debt financing activities

Debt financing activities in 2021 included the following:

- On September 15, 2021, early redemption of US$400 million ($506 million) 2.85% Notes due 2021;
- On March 31, 2021, issuance of US$310 million ($389 million) equipment loan under the non-revolving credit facility;
- On January 18, 2021, early redemption of $250 million 2.75% Notes due 2021;
- Repayment of equipment loan under the non-revolving credit facility of $33 million;
- Net issuance of commercial paper of $66 million ; and
- Repayment of finance leases of $68 million.

42 CN | 2021 Annual Report

Management's Discussion and Analysis

Debt financing activities in 2020 included the following:

- On May 1, 2020, issuance of US$600 million ($837 million) 2.45% Notes due 2050 in the U.S. capital markets, which resulted in net proceeds of $810 million;
- On February 3, 2020, repayment of US$300 million ($397 million) 2.40% Notes due 2020 upon maturity;
- On February 3, 2020, issuance of US$300 million ($397 million) equipment loan under the non-revolving credit facility;
- On December 1, 2020, issuance of US$25 million ($32 million) equipment loan;
- Repayment of equipment loan under the non-revolving credit facility of $15 million;
- Net repayment of commercial paper of $1,273 million;
- Proceeds from borrowings under the accounts receivable securitization program of $450 million;
- Repayment of borrowings under the accounts receivable securitization program of $650 million;
- Proceeds from borrowings under revolving credit facility agreement of $100 million;
- Repayment of borrowings under revolving credit facility agreement of $100 million; and
- Repayment of finance leases of $59 million.

Cash obtained from the issuance of debt was used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities. Additional information relating to the Company's outstanding debt securities is provided in *Note 15 – Debt* to the Company's 2021 Annual Consolidated Financial Statements.

Repurchase of common shares

The Company may repurchase its common shares pursuant to a NCIB at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange (TSX). The Company suspended its share repurchase program at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic. The Company resumed its share repurchases in February 2021 and suspended the share repurchases at the end of April 2021 in connection with the CN Merger Agreement with KCS. Following the termination of the CN Merger Agreement, the Company resumed share repurchases at the end of September 2021. The Company repurchased 11.1 million common shares under its NCIB effective between February 1, 2021 and January 31, 2022, which allowed for the repurchase of up to 14.0 million common shares.

Previous NCIBs allowed for the repurchase of up to 16.0 million common shares between February 1, 2020 and January 31, 2021, and up to 22.0 million common shares between February 1, 2019 and January 31, 2020.

The following table provides the information related to the share repurchases for the years ended December 31, 2021, 2020 and 2019:

In millions, except per share data	*Year ended December 31,*	**2021**		2020		2019		**Total NCIB**
February 2021 - January 2022 NCIB								
Number of common shares		**10.3**		N/A		N/A		10.3
Weighted-average price per share (1)	**$**	**153.69**		N/A		N/A	$	153.69
Amount of repurchase (1)	**$**	**1,582**		N/A		N/A	$	1,582
February 2020 - January 2021 NCIB								
Number of common shares		**–**		2.0		N/A		2.0
Weighted-average price per share (1)	**$**	**–**	$	113.56		N/A	$	113.56
Amount of repurchase (1)	**$**	**–**	$	226		N/A	$	226
February 2019 - January 2020 NCIB								
Number of common shares		**N/A**		1.3		12.8		14.1
Weighted-average price per share (1)		**N/A**	$	122.38	$	120.03	$	120.24
Amount of repurchase (1)		**N/A**	$	153	$	1,547	$	1,700
Total for the year								
Number of common shares		**10.3**		3.3		14.3 (2)		
Weighted-average price per share (1)	**$**	**153.69**	$	116.97	$	118.70 (2)		
Amount of repurchase (1)	**$**	**1,582**	$	379	$	1,700 (2)		

(1) *Includes brokerage fees.*

(2) *Includes 2019 repurchases from the October 2018 - January 2019 NCIB, which consisted of 1.5 million common shares, a weighted-average price per share of $106.78 and an amount of repurchase of $153 million.*

CN | 2021 Annual Report 43

Management's Discussion and Analysis

On January 25, 2022, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 42.0 million common shares between February 1, 2022 and January 31, 2023.

The Company's NCIB notices may be found online on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov through EDGAR. Printed copies may be obtained by contacting the Corporate Secretary's Office.

Share Trusts

The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan and the Employee Share Investment Plan (ESIP). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan or the ESIP. Additional information relating to Share Trusts is provided in *Note 18 – Share capital* to the Company's 2021 Annual Consolidated Financial Statements.

The following tables provide the information related to the share purchases and settlements by Share Trusts under the Share Units Plan and the ESIP for the years ended December 31, 2021, 2020 and 2019:

In millions, except per share data	*Year ended December 31,*	**2021**		2020		2019
Share purchases by ESIP Share Trusts						
Number of common shares		**0.2**		0.1		0.3
Weighted-average price per share	**$**	**142.90**	$	123.03	$	118.83
Amount of purchase	**$**	**26**	$	14	$	33
Total purchases	**$**	**26**	$	14	$	33

In millions, except per share data	*Year ended December 31,*	**2021**		2020		2019
Share settlements by Share Units Plan Share Trusts						
Number of common shares		**0.2**		0.4		0.5
Weighted-average price per share	**$**	**88.23**	$	88.23	$	88.23
Amount of settlement	**$**	**20**	$	35	$	45
Share settlements by ESIP Share Trusts						
Number of common shares		**0.2**		0.2		–
Weighted-average price per share	**$**	**128.40**	$	118.04	$	–
Amount of settlements	**$**	**18**	$	27	$	–
Total settlements	**$**	**38**	$	62	$	45

Dividends paid

During 2021, the Company paid quarterly dividends of $0.6150 per share amounting to $1,740 million, compared to $1,634 million, at the rate of $0.5750 per share, in 2020. On January 25, 2022, the Company's Board of Directors approved an increase of 19% to the quarterly dividend to common shareholders, from $0.6150 per share in 2021 to $0.7325 per share in 2022.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations and related cash requirements for the following items as at December 31, 2021:

In millions		**Total**		2022		2023		2024		2025		2026		2027 & thereafter
Debt obligations (1)	**$**	**12,475**	$	501	$	222	$	476	$	385	$	667	$	10,224
Interest on debt obligations		**9,288**		501		486		478		465		446		6,912
Finance lease obligations		**10**		7		1		–		–		2		–
Operating lease obligations (2)		**468**		117		93		66		54		34		104
Purchase obligations (3)		**1,784**		1,341		229		105		103		1		5
Other long-term liabilities (4)		**677**		93		51		44		41		37		411
Total contractual obligations	**$**	**24,702**	**$**	**2,560**	**$**	**1,082**	**$**	**1,169**	**$**	**1,048**	**$**	**1,187**	**$**	**17,656**

(1) *Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.*

(2) *Includes $70 million related to renewal options reasonably certain to be exercised and $38 million of imputed interest.*

(3) *Includes fixed and variable commitments for information technology services and licenses, wheels, locomotives, railroad cars, rail, engineering services, rail ties as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.*

(4) *Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.*

44 CN | 2021 Annual Report

Management's Discussion and Analysis

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company's Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income, and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the years ended December 31, 2021, 2020 and 2019, respectively, to adjusted debt and adjusted EBITDA, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated *As at and for the year ended December 31,*		**2021**		2020		2019
Debt	**$**	**12,485**	$	12,906	$	13,796
Adjustments:						
Operating lease liabilities, including current portion [(1)]		**430**		418		501
Pension plans in deficiency [(2)]		**447**		553		521
Adjusted debt	**$**	**13,362**	$	13,877	$	14,818
Net income	**$**	**4,892**	$	3,562	$	4,216
Interest expense		**610**		554		538
Income tax expense		**1,441**		982		1,213
Depreciation and amortization		**1,598**		1,589		1,562
Operating lease cost [(3)]		**131**		143		171
Other components of net periodic benefit income		**(398)**		(315)		(321)
Other income		**(43)**		(6)		(53)
Adjustments:						
Workforce reduction program [(4)]		**39**		—		31
Advisory fees related to shareholder matters [(5)]		**20**		—		—
Loss (recovery) on assets held for sale		**(137)**		486		—
Transaction-related costs		**84**		—		—
Merger termination fee		**(886)**		—		—
Adjusted EBITDA [(6)]	**$**	**7,351**	$	6,995	$	7,357
Adjusted debt-to-adjusted EBITDA multiple *(times)*		**1.82**		1.98		2.01

(1) *Represents the present value of operating lease payments. See Note 12 - Leases to the Company's 2021 Annual Consolidated Financial Statements for additional information.*

(2) *Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets. See Note 17 - Pensions and other postretirement benefits to the Company's 2021 Annual Consolidated Financial Statements for additional information.*

(3) *Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income. See Note 12 - Leases to the Company's 2021 Annual Consolidated Financial Statements for additional information.*

(4) *Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.*

(5) *Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income.*

(6) *Adjusted EBITDA for 2019 has been restated to include the workforce reduction program adjustment in order to conform with the current definition and be comparable with the current year.*

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled *Forward-looking statements* for a discussion of assumptions and risk factors affecting such forward-looking statements.

CN | 2021 Annual Report 45

Off balance sheet arrangements Guarantees and indemnifications In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at December 31, 2021, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 21 – Major commitments and contingencies to the Company's 2021 Annual Consolidated Financial Statements. Outstanding share data As at February 1, 2022, the Company had 699.8 million common shares and 3.9 million stock options outstanding. Financial instruments Risk management In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Audit, Finance and Risk Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. Credit risk Credit risk arises from cash and temporary investments, accounts receivable and derivative financial instruments. To manage credit risk associated with cash and temporary investments, the Company places these financial assets with governments, major financial institutions, or other creditworthy counterparties, and performs ongoing reviews of these entities. To manage credit risk associated with accounts receivable, the Company reviews the credit history of each new customer, monitors the financial condition and credit limits of its customers, and keeps the average daily sales outstanding within an acceptable range. The Company works with customers to ensure timely payments, and in certain cases, requires financial security, including letters of credit. CN also obtains credit insurance for certain high risk customers. Although the Company believes there are no significant concentrations of customer credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity. The Company considers the risk due to the possible non-performance by its customers to be remote. The Company has limited involvement with derivative financial instruments, however from time to time, it may enter into derivative financial instruments to manage its exposure to interest rates or foreign currency exchange rates. To manage the counterparty risk associated with the use of derivative financial instruments, the Company enters into contracts with major financial institutions that have been accorded investment grade ratings. Though the Company is exposed to potential credit losses due to non-performance of these counterparties, the Company considers this risk to be remote. Liquidity risk Liquidity risk is the risk that sufficient funds will not be available to satisfy financial obligations as they come due. In addition to cash generated from operations, which represents its principal source of liquidity, the Company manages liquidity risk by aligning other external sources of funds which can be obtained upon short notice, such as revolving credit facilities, commercial paper programs, and an accounts receivable securitization program. As well, the Company can issue debt securities in the Canadian and U.S. capital markets under its shelf prospectus and registration statement. The Company's access to long-term funds in the debt capital markets depends on its credit ratings and market conditions. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets. See the section of this MD&A entitled Liquidity and capital resources for additional information relating to the Company's available financing sources and its credit ratings. Management's Discussion and Analysis 46 CN | 2021 Annual Report

Foreign currency risk The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar- denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into the Canadian dollar. The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2021, the Company had outstanding foreign exchange forward contracts with a notional value of US$910 million (2020 - US$397 million) at a weighted-average exchange rate of $1.27 per US$1.00 (2020 - $1.32 per US$1.00) for a weighted-average term of 251 days (2020 - 151 days). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2021, the Company recorded a loss of $18 million (2020 - loss of $3 million; 2019 - loss of $75 million), related to foreign exchange forward contracts. These losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2021, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $2 million, respectively (2020 - $nil and $18 million, respectively). The estimated annual impact on Net income of a one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million. Interest rate risk The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk. The estimated annual impact on Net income of a one-percent change in the interest rate on floating rate debt is approximately $9 million. Commodity price risk The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in Net income due to increases in the price of diesel. Fuel prices are impacted by geopolitical events, changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. The Company manages fuel price risk by offsetting the impact of rising fuel prices with the Company's fuel surcharge program. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is generally calculated using the average monthly price of On-Highway Diesel, and, to a lesser extent, West-Texas Intermediate crude oil. While the Company's fuel surcharge program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely managed due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to manage such risk when considered appropriate. Fair value of financial instruments The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable: • Level 1: Inputs are quoted prices for identical instruments in active markets • Level 2: Significant inputs (other than quoted prices included in Level 1) are observable • Level 3: Significant inputs are unobservable The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets. The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of equity investments with readily determinable fair values, included in Intangible assets, goodwill and other, is classified as Level 1 with gains and losses being recorded in Other income within the Consolidated Statements of Income. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Management's Discussion and Analysis CN | 2021 Annual Report 47

Level 2 and is used to manage the Company's exposure to foreign currency risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities. The fair value of assets held for sale, included in Other current assets is classified as Level 3. Additional disclosures are provided in Note 5 - Assets held for sale to the Company's 2021 Annual Consolidated Financial Statements. The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at December 31, 2021, the Company's debt, excluding finance leases, had a carrying amount of $12,475 million (2020 - $12,832 million) and a fair value of $14,424 million (2020 - $16,046 million). Recent accounting pronouncements The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) came into effect in 2020, was amended in 2021 and has not been adopted by the Company: ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments London Interbank Offered Rate (LIBOR) is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. The administrator of LIBOR has ceased the publication of one week and two month USD LIBOR rates on January 1, 2022 and intends to discontinue the remaining USD LIBOR rates immediately following the LIBOR publication on June 30, 2023. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity. The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company currently has outstanding loans referencing LIBOR, that were not impacted by the administrator of LIBOR ceasing publication of one week and two month USD LIBOR rates, totaling US$572 million that would be affected by the provisions of this ASU. The Company also has a revolving credit facility and an accounts receivable securitization program that reference LIBOR (See Note 15 - Debt to the Company's 2021 Annual Consolidated Financial Statements). The Company had no outstanding borrowing under these credit facilities as at December 31, 2021. The Company has fallback language to allow for the succession of a clearly defined alternative reference rate within the contracts that reference LIBOR. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU. Other recently issued ASUs required to be applied on or after December 31, 2021 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements. Critical accounting estimates The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company's 2021 Annual Consolidated Financial Statements and Notes thereto. Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures. Management's Discussion and Analysis 48 CN | 2021 Annual Report

Income taxes The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income. On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of sufficient future taxable income, of the necessary character, during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2021, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $2.2 billion, and, based upon the level of historical taxable income, projections of future taxable income of the necessary character over the periods in which the deferred income tax assets are deductible, and the reversal of taxable temporary differences, management believes, following an assessment of the current economic environment, it is more likely than not that the Company will realize the benefits of these deductible differences. In addition, Canadian, or domestic, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2021, the total amount of gross unrecognized tax benefits was $64 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2021 was $47 million. If recognized, $12 million of the net unrecognized tax benefits as at December 31, 2021 would affect the effective tax rate. The Company believes that it is reasonably possible that $14 million of the net unrecognized tax benefits as at December 31, 2021 related to Canadian and U.S. federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations, and will not significantly affect the effective tax rate as they mostly relate to temporary differences. The Company's deferred income tax assets are mainly composed of temporary differences related to lease liabilities, the pension liability, accruals for personal injury and other claims, net operating losses and tax credit carryforwards, compensation reserves, and other postretirement benefits liability. The Company's deferred income tax liabilities are mainly composed of temporary differences related to properties, the pension asset and operating lease right-of-use assets. These deferred income tax assets and liabilities are recorded at the enacted tax rates of the periods in which the related temporary differences are expected to reverse. As a result, fiscal budget changes and/or changes in income tax laws that affect a change in the timing, the amount, and/or the income tax rate at which the temporary difference components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. A one-percentage-point change in the Canadian and U.S. statutory federal tax rate would have the effect of changing the deferred income tax expense by $205 million and $141 million in 2021, respectively. For the year ended December 31, 2021, the Company recorded an income tax expense of $1,441 million, of which $511 million was a deferred income tax expense. For the year ended December 31, 2020, the Company recorded an income tax expense of $982 million, of which $487 million was a deferred income tax expense. The current income tax expense included a recovery of $141 million resulting from the enactment of the CARES Act. For the year ended December 31, 2019, the Company recorded an income tax expense of $1,213 million, of which $569 million was a deferred income tax expense. The deferred income tax expense included a recovery of $112 million resulting from the enactment of a lower provincial corporate income tax rate. The Company's net deferred income tax liability as at December 31, 2021 was $9,303 million (2020 - $8,271 million). Additional disclosures are provided in Note 7 – Income taxes to the Company's 2021 Annual Consolidated Financial Statements. Management's Discussion and Analysis CN | 2021 Annual Report 49

Depreciation Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company has a process in place to determine whether or not costs qualify for capitalization, which requires judgment. The cost of properties, including those under finance leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast whose services lives are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes. For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S. properties are subject to comprehensive depreciation studies as required by the STB and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively. The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company's business strategy, changes in the Company's capital strategy or changes in regulations can result in the actual service lives differing from the Company's estimates. A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company's results of operations. A change of one year in the composite service life of the Company's fixed asset base would impact annual depreciation expense by approximately $66 million. Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2021, the Company completed depreciation studies for road properties and as a result, the Company changed the estimated service lives for various types of road assets and their related composite depreciation rates. The results of these depreciation studies did not materially affect the Company's annual depreciation expense. Given the nature of the railroad and the composition of its network which is made up of homogeneous long-lived assets, it is impractical to maintain records of specific properties at their lowest unit of property. Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its cost and estimated related accumulated depreciation (net of salvage proceeds), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset. In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class. For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations. For the year ended December 31, 2021, the Company recorded total depreciation expense of $1,593 million (2020 - $1,583 million; 2019 - $1,559 million). As at December 31, 2021, the Company had Properties of $41,178 million, net of accumulated depreciation of $15,093 million (2020 - $40,069 million, net of accumulated depreciation of $14,443 million). Additional disclosures are provided in Note 11 – Properties to the Company's 2021 Annual Consolidated Financial Statements. GAAP requires the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts. Management's Discussion and Analysis 50 CN | 2021 Annual Report

Management's Discussion and Analysis

Pensions and other postretirement benefits

The Company's plans have a measurement date of December 31. The following table provides the Company's pension asset, pension liability and other postretirement benefits liability as at December 31, 2021, and 2020:

In millions	*December 31,*	**2021**		2020
Pension asset	**$**	**3,050**	$	777
Pension liability	**$**	**447**	$	553
Other postretirement benefits liability (1)	**$**	**212**	$	228

(1) Includes current portion of $14 million as at December 31, 2021 (2020 - $14 million). See Note 14 - Accounts payable and other for the related current portion.

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.

Curtailment event

On October 31, 2021, the CN Board of Directors approved changes affecting non-unionized members participating in the Company's defined benefit pension plans. Effective April 1, 2024, the affected defined benefit pension plans will be amended to cease benefits accruals for non-unionized members, generally known as a delayed hard freeze. Effective April 1, 2024, all non-unionized members will be transferred to the Company's defined contribution pension plans for their future service. This delayed hard freeze constitutes a plan curtailment event recognized on October 31, 2021 resulting in a $52 million reduction to the Projected benefit obligation, recorded in Other comprehensive income as an actuarial gain, mostly due to reflecting projected future salary increases and service only up to April 1, 2024. The curtailment event also triggered an interim re-measurement of the funded status of the affected defined benefit pension plans resulting in an actuarial gain of $1,915 million recorded in Other comprehensive income composed of i) an actuarial gain on the Projected benefit obligation of $1,808 million substantially all due to the 84 basis point increase in the end of period discount rate between the prior year end (2.55%) and October 31, 2021 (3.39%), and ii) an actuarial gain on the Plan assets of $107 million due to higher actual returns ($982 million) compared to expected returns ($875 million) over that same ten-month period. Due to the interim re-measurement, the resulting Net periodic benefit income recorded during the fourth quarter of 2021 increased by $25 million composed of i) a decrease to Current service cost of $9 million, and ii) an increase to Other components of net periodic benefit income of $16 million.

Calculation of net periodic benefit cost (income)

In accounting for pensions and other postretirement benefits, assumptions are required for, among other things, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company generally amortizes these gains or losses into net periodic benefit cost (income) over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company's net periodic benefit cost (income) for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

For the years ended December 31, 2021, 2020 and 2019, the consolidated net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

In millions	*Year ended December 31,*	**2021**		2020		2019
Net periodic benefit income for pensions	**$**	**(201)**	$	(141)	$	(183)
Net periodic benefit cost for other postretirement benefits	**$**	**2**	$	3	$	7

CN | 2021 Annual Report 51

Management's Discussion and Analysis

As at December 31, 2021 and 2020, the projected pension benefit obligation and accumulated other postretirement benefit obligation were as follows:

In millions	*December 31,*	**2021**		2020
Projected pension benefit obligation	**$**	**17,813**	$	19,499
Accumulated other postretirement benefit obligation	**$**	**212**	$	228

Discount rate assumption

The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year. A year-end discount rate of 3.15% based on bond yields prevailing at December 31, 2021 (2020 - 2.55%) was considered appropriate by the Company.

The Company uses the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows for current service cost at the relevant maturity. More specifically, current service cost is measured using the cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity.

As at December 31, 2021, a 0.25% decrease in the 3.15% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $545 million to the funded status for pensions and would result in a decrease of approximately $20 million to the 2022 projected net periodic benefit income. A 0.25% increase in the discount rate would have resulted in an increase of approximately $515 million to the funded status for pensions and would result in an increase of approximately $20 million to the 2022 projected net periodic benefit income.

Expected long-term rate of return assumption

The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current target asset allocations, published market return expectations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For the January to October and November to December periods of 2021, the Company used a long-term rate of return assumption of 6.75% and 7.00% respectively on the market-related value of plan assets prevailing for those same periods to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. The increase to the expected long-term rate of return on plan assets by 25 basis points to 7.00% for the November to December period of 2021 reflects management's current view of long-term investment returns. In 2022, the Company will maintain the expected long-term rate of return on plan assets of 7.00% as management's current view of long-term investment returns remains unchanged from what was existing on October 31, 2021.

The assets of the Company's various plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, country, sector and investment strategy. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures ("SIPP") which includes the plans' long-term target asset allocation ("Policy") and related benchmark indices. This Policy is based on the long-term expectations of the economy and financial market returns and considers the dynamics of the plans' benefit obligations. In 2021, the Policy was amended to implement a target asset allocation change to bonds and mortgages, emerging market debt, private debt, resource and royalties (formerly oil and gas) and absolute return. In addition, the specialty portfolio was approved as a new investment strategy.These changes were taken into account in the determination of the Company's expected long-term rate of return assumption. In 2021, the Policy was: 2% cash and short-term investments, 37% bonds and mortgages, 2% emerging market debt, 3% private debt, 35% equities, 4% real estate, 5% resource and royalties, 4% infrastructure, 2% specialty portfolio, 12% absolute return investments and negative 6% for investment-related liabilities.

Annually, the CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plans, can also implement an investment strategy ("Strategy") which can lead the Plan's actual asset allocation to deviate from the Policy due to changing market risks and opportunities. The Pension and Investment Committee of the Board of Directors ("Committee") regularly compares the actual plan asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices.

52 CN | 2021 Annual Report

Management's Discussion and Analysis

The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, to hedge and to adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries.

The actual, market-related value and expected rates of return on plan assets for the last five years were as follows:

	2021	2020	2019	2018	2017
Actual	**8.7%**	12.5%	12.2%	(2.4%)	9.2%
Market-related value	**8.0%**	7.1%	6.1%	5.7%	9.1%
Expected	**6.79%**	7.00%	7.00%	7.00%	7.00%

The Company's expected long-term rate of return on plan assets reflects management's view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost (income) of approximately $100 million. Management's assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management's assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit income for pensions for 2022

In 2022, the Company expects net periodic benefit income to be $291 million (2021 - $201 million) for all its defined benefit pension plans.

Plan asset allocation

Based on the fair value of the assets held as at December 31, 2021, the assets of the Company's various plans are comprised of 2% in cash and short-term investments, 37% in bonds and mortgages, 2% in emerging market debt, 3% in private debt, 40% in equities, 2% in real estate, 5% in resource and royalties, 3% in infrastructure, 2% in specialty portfolio, 11% in absolute return investments, 1% in alternative risk premia investments and negative 8% in investment-related liabilities. See Note 17 - Pensions and other postretirement benefits to the Company's 2021 Annual Consolidated Financial Statements for information on the fair value measurements of such assets.

A significant portion of the plans' assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans' investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase

The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2021, a basic rate of compensation increase of 2.75% was used to determine the projected benefit obligation and the net periodic benefit cost (income).

Mortality

The Canadian Institute of Actuaries (CIA) published in 2014 a report on Canadian Pensioners' Mortality ("Report"). The Report contained Canadian pensioners' mortality tables and improvement scales based on experience studies conducted by the CIA. The CIA's conclusions were taken into account in selecting management's best estimate mortality assumption used to calculate the projected benefit obligation as at December 31, 2021, 2020 and 2019.

Funding of pension plans

The Company's main Canadian defined benefit pension plan, the CN Pension Plan, accounts for 93% of the Company's pension obligation and can produce significant volatility in pension funding requirements, given the pension fund's size, the many factors that drive the plan's funded status, and Canadian statutory pension funding requirements. Adverse changes to the assumptions used to calculate the plan's funding status, particularly the discount rate used for funding purposes, as well as changes to existing federal pension legislation, regulation and guidance could significantly impact the Company's future contributions.

For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the CIA and the Office of the Superintendent of Financial Institutions ("OSFI") for all registered Canadian defined benefit pension plans. The Company's funding requirements are determined upon completion of actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the OSFI. Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans.

CN | 2021 Annual Report 53

Management's Discussion and Analysis

The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined pension plans conducted as at December 31, 2020 indicated a funding excess on a going concern basis of approximately $3.4 billion and a funding excess on a solvency basis of approximately $0.4 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the *Pension Benefit Standards Regulations, 1985.* The federal pension legislation requires funding deficits, if any, to be paid over a number of years, as calculated under current pension regulations. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.

In November 2021, the OSFI issued a revised instruction guide for the Preparation of Actuarial Reports for Defined Benefit Pension Plans ("Guide") to be used for the December 31, 2021 actuarial valuations. The revised Guide is not expected to have a significant impact on the solvency status of the Company's defined benefit pension plans, and is not expected to trigger additional pension contributions in 2022.

The Company's next actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans required as at December 31, 2021 will be performed in 2022. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $3.9 billion, while on a solvency basis a funding excess of approximately $1.1 billion is expected.

Based on the anticipated results of these valuations, the CN Pension Plan is expected to be fully funded and at a level such that the Company would be prohibited from making contributions to the CN Pension Plan once the actuarial valuation report is filed in 2022. As such, the Company expects to make total cash contributions of approximately $70 million for all of the Company's pension plans in 2022. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2022 funding obligations.

Information disclosed by major pension plan

The following table provides the Company's plan assets by category, projected benefit obligation at end of year, as well as Company and employee contributions by major defined benefit pension plan:

In millions	*December 31, 2021*	CN Pension Plan		BC Rail Pension Plan		U.S. and other plans		Total
Plan assets by category								
Cash and short-term investments	$	395	$	11	$	4	$	410
Bonds		6,882		352		205		7,439
Mortgages		19		–		–		19
Emerging market debt		357		6		2		365
Private debt		705		14		4		723
Public equities		7,679		133		98		7,910
Private equities		610		12		3		625
Real estate		361		7		2		370
Resource and royalties		954		19		5		978
Infrastructure		638		13		3		654
Absolute return		2,325		40		12		2,377
Alternative risk premia		234		4		1		239
Total investments		21,159		611		339		22,109
Investment-related liabilities (1)		(1,741)		(30)		(9)		(1,780)
Other (2)		67		4		16		87
Total plan assets	**$**	**19,485**	**$**	**585**	**$**	**346**	**$**	**20,416**
Projected benefit obligation at end of year	$	16,557	$	464	$	792	$	17,813
Company contributions in 2021	$	81	$	–	$	23	$	104
Employee contributions in 2021	$	61	$	–	$	–	$	61

(1) *Investment-related liabilities include securities sold under repurchase agreements.*

(2) *Other consists of operating assets of $134 million and liabilities of $47 million required to administer the Trusts' investment assets and the plans' benefit and funding activities.*

Additional disclosures are provided in *Note 17 – Pensions and other postretirement benefits* to the Company's 2021 Annual Consolidated Financial Statements.

Personal injury and other claims

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

54 CN | 2021 Annual Report

Management's Discussion and Analysis

Canada

Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2021, 2020 and 2019 the Company recorded a decrease of $11 million, $13 million and $7 million, respectively, to its provision for personal injuries in Canada as a result of actuarial valuations for employee injury claims.

As at December 31, 2021, 2020 and 2019, the Company's provision for personal injury and other claims in Canada was as follows:

In millions		**2021**		2020		2019
Beginning of year	**$**	**206**	$	207	$	207
Accruals and other		**12**		31		29
Payments		**(36)**		(32)		(29)
End of year	**$**	**182**	$	206	$	207
Current portion - End of year	**$**	**50**	$	68	$	55

The assumptions used in estimating the ultimate costs for Canadian employee injury claims include, among other factors, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not had to significantly change any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations.

For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States

Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the *Federal Employers' Liability Act* (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.

In 2021, the Company recorded a decrease of $20 million to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2021 actuarial valuation. In 2020 and 2019, actuarial valuations resulted in a decrease of $10 million and an increase of $2 million, respectively. The prior years' adjustments from the actuarial valuations were mainly attributable to non-occupational disease claims, occupational disease claims and third-party claims, reflecting changes in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

CN | 2021 Annual Report 55

Management's Discussion and Analysis

As at December 31, 2021, 2020 and 2019, the Company's provision for personal injury and other claims in the U.S. was as follows:

In millions		2021		2020		2019
Beginning of year	$	141	$	145	$	139
Accruals and other		30		28		44
Payments		(45)		(29)		(31)
Foreign exchange		(1)		(3)		(7)
End of year	$	125	$	141	$	145
Current portion - End of year	$	25	$	41	$	36

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations. A 5% change in the asbestos average claim cost would result in an increase or decrease in the liability recorded of approximately $1 million and a 1% change in the inflation trend rate for all injury types would result in an increase or decrease in the liability recorded of approximately $2 million.

Environmental matters

Known existing environmental concerns

The Company is or may be liable for remediation costs at individual sites, in some cases along with other potentially responsible parties, associated with actual or alleged contamination. The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

As at December 31, 2021, 2020 and 2019, the Company's provision for specific environmental sites was as follows:

In millions		2021		2020		2019
Beginning of year	$	59	$	57	$	61
Accruals and other		23		44		31
Payments		(26)		(42)		(34)
Foreign exchange		—		—		(1)
End of year	$	56	$	59	$	57
Current portion - End of year	$	38	$	46	$	38

The Company anticipates that the majority of the liability at December 31, 2021 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate.

56 CN | 2021 Annual Report

Unknown existing environmental concerns While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including: • the lack of specific technical information available with respect to many sites; • the absence of any government authority, third-party orders, or claims with respect to particular sites; • the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and • the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites. Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable. Future occurrences In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean- ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property. Regulatory compliance The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2021 amounted to $27 million (2020 - $25 million; 2019 - $25 million). For 2022, the Company expects to incur operating expenses relating to environmental matters in the same range as 2021. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fueling stations, waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2021 amounted to $18 million (2020 - $20 million; 2019 - $25 million). For 2022, the Company expects to incur capital expenditures relating to environmental matters in the same range as 2021. Management's Discussion and Analysis CN | 2021 Annual Report 57

Business risks In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business. Pandemic risk and economic downturn Severe disruptions in regional economies and the world economy can be caused by the outbreak of a contagious illness, such as the current COVID-19 pandemic. The transmission of COVID-19 and efforts to contain its spread have resulted in international, national and local border closings, travel restrictions, significant disruptions to business operations, supply chains, customer activity and demand, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, and quarantines, as well as considerable general concern and uncertainty, all of which have negatively affected the economic environment and may in the future have further impacts. It is not possible to predict what additional measures and restrictions will be imposed by governmental authorities and the period in time during which those measures and restrictions will apply. Economic and supply chain disruptions, including temporary staff shortages resulting from the pandemic, could further materially affect the Company's financial results and operations. The COVID-19 pandemic could also further and significantly impact freight demand and commodity prices in connection with ensuing economic disruption, supply shortages, trade disruption, temporary staff shortages and temporary closures of facilities in geographic locations more importantly impacted by the outbreak. The scope and severity of such disruptions and their impact on the Company's financial results and operations have been, and may continue to be material. Competition The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers' flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from CP, which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage. Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins. Factors affecting the general market conditions for the Company's customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company's ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company's business, results of operations or financial position. Previous consolidation of rail systems in the U.S. have resulted in larger rail systems that are in a position to compete effectively with the Company in numerous markets. On September 15, 2021, KCS entered into a merger agreement with CP and filed an amended notice of intent to file a merger application. On September 30, 2021, the STB found that the agency’s prior voting trust approval for CP and KCS would apply to the voting trust described in the amended notice. On November 23, 2021, the STB accepted the joint CP-KCS merger application as complete and set a procedural schedule for comments opposing the merger and seeking conditions. On December 14, 2021, CP acquired and deposited the securities of KCS into a voting trust. On January 12, 2022, CN filed a description of anticipated responsive application to provide notice that it intends to seek a condition requiring CP and KCS to divest the KCS lines between Kansas City, Missouri and Springfield, Illinois/East St. Louis, Illinois. CN expects to file its application on February 28, 2022. If the merger is approved, this may impact the Company's competitive position. There can be no assurance that the Company will be able to compete effectively against current or future competitors in the transportation industry, or that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures in transportation markets will not lead to reduced revenues, profit margins or both. Management's Discussion and Analysis 58 CN | 2021 Annual Report

Environmental matters The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry in general, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities such as crude oil and propane that the Company may be required to transport as a result of its common carrier obligations. Therefore, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property. The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. While some exposures may be reduced by the Company's risk mitigation strategies (including periodic audits, employee training programs, emergency plans and procedures, and insurance), many environmental risks are driven by external factors beyond the Company's control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company's mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company's results of operations, financial position or liquidity, or reputation. Personal injury and other claims In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2021, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's results of operations, financial position or liquidity, in a particular quarter or fiscal year. Labor negotiations The working conditions of the Company's unionized workforce are governed by collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements could potentially result in strikes, lockouts, slowdown of the business and ultimately loss of business. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without a strike or lockout or that the resolution of these negotiations will not have a material adverse effect on the Company's results or financial position. Future labor agreements could increase labor and fringe benefits and related expenses. Canadian workforce On September 13, 2021, the Company served notice to commence bargaining for the renewal of the collective agreement with the International Brotherhood of Electrical Workers (IBEW) governing approximately 700 signals and communications workers, which expired on December 31, 2021. The collective agreement remains in effect until the parties reach a new collective agreement. On December 1, 2021, CN filed an application with the Canadian Industrial Relations Board pursuant to Section 18.1. of the Canada Labor Code to review the current bargaining unit structure applicable to running trades on its Canadian railway. There are currently 12 bargaining units, and 16 collective agreements covering Locomotive Engineers and Conductors. CN believes that this structure is no longer appropriate for Management's Discussion and Analysis CN | 2021 Annual Report 59

labor relations. A consolidated unit of Locomotive Engineers and Conductors governed by one collective agreement will address these issues and would be a more appropriate bargaining unit structure. The timeline for a decision from the Canadian Industrial Relations Board is uncertain at this time. U.S. workforce As of February 1, 2022, collective agreements covering all non-operating and operating craft employees at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC) and Bessemer & Lake Erie Railroad Company (BLE), and all employees at Pittsburgh and Conneaut Dock Company (PCD) were ratified and remain in place. The agreements in place have various moratorium provisions, which preserve the status quo with respect to the given collective agreement during the terms of such moratoriums. Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted. The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE currently participate in, for collective agreements covering all non-operating and operating employees, with the exception of two employee groups working at PCD covering fewer than 35 employees. The national bargaining negotiations are underway. Regulation In order to facilitate the continued movement of goods during the COVID-19 pandemic, regulatory agencies in the U.S. and Canada have issued waivers or exemptions to railway companies providing relief from the strict application of some regulations. These reliefs were provided to facilitate social distancing and compliance with other constraints associated with the COVID-19 pandemic that would prevent railways from complying with requirements in a manner consistent with existing provisions. Economic regulation – Canada The Company's rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency under the Canada Transportation Act, which provides rate and service remedies, including final offer arbitration, long-haul interswitching rates and mandatory interswitching. It also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues. No assurance can be given that any current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position. Economic regulation – U.S. The Company's U.S. rail operations are subject to economic regulation by the STB. The STB serves as both an adjudicatory and regulatory body and has jurisdiction over certain railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. Recent proceedings undertaken by the STB in a number of significant matters remain pending. The Passenger Rail Investment and Improvement Act of 2008 (PRIIA) required Amtrak and the Federal Railroad Administration (FRA) to jointly promulgate the PRIIA performance standards. The prior metrics were vacated and the arbitration provision in the statute was severed by the U.S. Court of Appeals for the District of Columbia. On November 16, 2020, the FRA adopted metrics for measuring performance, which included non-binding dispute resolution for schedules that are disputed. In April 2021, CN provided notice to Amtrak concerning which passenger schedules are ready to be certified and which are to be disputed. As part of PRIIA, U.S. Congress authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet the performance standards under PRIIA and the STB is authorized to assess damages against the host railroad. On April 15, 2021, the Company provided notice to Amtrak that passenger schedules for certain trains hosted by Illinois Central and Grand Trunk Western are disputed. Disputing schedules is the first step of a non-binding dispute resolution process with Amtrak. For the schedules that the Company disputed, the Company proposed schedules for Amtrak’s consideration and offered to continue working with Amtrak. Amtrak has stated that eight schedules are disputed and 18 schedules are certified. On December 30, 2020, the STB instituted a rulemaking proceeding to consider a petition by three Class I railroads to change the Board’s procedures for determining annually which Class I railroads are revenue adequate by examining the railroads in comparison to the performance of S&P 500 companies. On February 4, 2021, the Board requested comments on the petition as well as responses to specific questions posed by the Board. The railroads filed their responses to the questions, and comments have been filed. Reply comments were due on August 16, 2021. Management's Discussion and Analysis 60 CN | 2021 Annual Report

On April 19, 2021, the FRA granted the Company’s request for an extension of the Company’s automated track inspection test program to evaluate the optimal combination of visual and automated track inspections. The Company previously obtained approval from FRA to conduct the test program in April 2020. The test program has been extended to November 23, 2022. On November 23, 2021, the FRA granted the Company's request to move from Phase 2 to Phase 3 of the Company's automated track inspection test program. On July 9, 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy. The order affirms the policy to enforce antitrust laws to oppose excessive industry concentration and abuse of market power. The order establishes a White House Competition Counsel. The order encourages the Chair of the STB to consider several steps, including rulemakings on reciprocal switching and competitive access. The Chairman of the STB encouraged Board members to reform competitive access policies; increase customer visibility into first mile/last mile, and increase the availability of rate relief methods in instances where a railroad has market dominance. In 2019, the STB proposed rules to establish a new rate case method for smaller cases known as Final Offer Rate Review. On November 15, 2021, the STB issued a supplemental proposed rulemaking to invite comments on certain modifications to the new final offer rate reasonableness procedure proposed by the STB in 2019. Comments are due in the first quarter of 2022. On November 12, 2021, the STB announced that it will hold a public hearing on March 15, 2022 and March 16, 2022 concerning a proposal by the STB in 2016 to amend its regulations regarding reciprocal switching. Written testimony and comments are due on February 14, 2022. On November 15, 2021, the STB proposed rules to modify its regulations and establish a voluntary arbitration program for small rate disputes in response to a joint petition for rulemaking filed by five Class I railroads, including the Company. On December 29, 2021, the STB denied a request by shipper associations to hold the proceeding in abeyance. Comments are due in the first and second quarters of 2022. On November 23, 2021, the STB instituted a proceeding to consider a proposal by shipper associations to adopt regulations governing railroads' use of private freight cars to assess a "private railcar delay charge" when a private railcar does not move for more than 72 consecutive hours between when it is released for transportation and the time it is placed. The STB will issue a future decision with procedures for further public comment. No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position. Safety regulation – Canada The Company's rail operations in Canada are subject to safety regulation by the Minister under the Railway Safety Act as well as the rail portions of other safety-related statutes, which are administered by Transport Canada. The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is also subject to additional regulatory oversight in Canada. The Transportation of Dangerous Goods Act, also administered by Transport Canada, establishes the safety requirements for the transportation of goods classified as dangerous and enables the adoption of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods, the tracking of dangerous goods during transport and the development of an emergency response plan. On October 6, 2020, Transport Canada issued new Passenger Rail Security Regulations, with their provisions coming into force in sequence. These regulations required passenger railway and host companies to effectively manage their security risks by implementing risk- based security practices, including security awareness training, security risk assessments, security plans and security inspections by July 6, 2021, the designation of a rail security coordinator and security incident reporting by October 6, 2021 and security plan training and security exercises by January 6, 2022. CN has implemented all requirements applicable to its operations. On February 22, 2021, the Minister approved revisions to the Rules Respecting Key Trains and Key Routes proposed by the Canadian railway industry in response to the request to do so issued on April 1, 2020. The speed of key trains carrying dangerous goods is based on cold temperature conditions and depends on the safety measures implemented by railway companies to be detailed into a Winter Operation Risk Mitigation Plan. The maximum speed also varies based on the type of railway signal and traffic control systems present on the railway networks, which take into account the substantial investments made to equip main line tracks with automated signaling technology, on which the vast majority of CN's traffic is handled. In addition, the new rules require railways to have in place a maintenance and inspection plan for permanent rail joints and temporary rail joints. Considering that speed restrictions applicable to a single category of trains nevertheless affect the speed of all trains operating on a rail network, the revised rules allow CN to maintain normal speed operations unless the conditions require speed restrictions in the interest of safety. The revisions came into force on August 22, 2021. On March 10, 2021, the Minister issued two orders respecting railway uncontrolled movements. The first order imposes special interim procedures aimed at reducing the risks of uncontrolled movements. The second order requires the Canadian railway industry to revise existing rules to incorporate design and performance parameters for locomotives with roll-away protection, to develop a precise definition of attended versus unattended equipment as well as incorporate requirements on the use of roll-away protection to reduce the risks of an uncontrolled movement. The revisions must be filed with the Minister by March 10, 2022. Management's Discussion and Analysis CN | 2021 Annual Report 61

On May 31, 2021, the Minister of Transport approved changes to the Rules Respecting Track Safety, which specify safety requirements that railway companies must follow when inspecting and maintaining their railway track infrastructure. As a result of the new changes to the Rules, railway companies will be required to put in place a certification process for employees who inspect tracks and supervise the restoration of tracks to make sure their personnel have the proper knowledge and experience to carry out their safety duties. Railway companies must also establish a process to ensure that track maintenance and repair work meets regulatory requirements and the railway companies’ own standards to improve accountability. Finally, railway companies must develop and implement comprehensive plans to manage rail wear and the condition of the rail surface, which are to be approved by a professional engineer to improve the integrity of railway tracks. These new rules came into force on February 1, 2022. On July 9 and 11, 2021, Transport Canada issued orders pursuant to the Railway Safety Act in response to wildfires in British Columbia. In addition to requiring the implementation of specific measures aimed at reducing the risk of fires and improving their detection, the Order directed railway companies to complete and implement a Final Extreme Weather Fire Risk Mitigation Plan ("Final Plan") within 60 days following the issuance of these orders. In accordance with this requirement, CN filed its Final Plan on September 9, 2021. This Final Plan addresses fire detection, monitoring and response measures and was prepared after consulting municipal and other levels of local government, including Indigenous government or other Indigenous governing bodies. On October 14, 2021, the Transportation Safety Board confirmed that its investigation of the Lytton fire had not revealed any evidence to link railway operations to the fire. On July 30, 2021, Transport Canada issued Ministerial Order 21-04 pursuant to the Railway Safety Act. This Order provides for reporting requirements respecting the occurrence of an emergency brake application that occurs when a train is stopped on heavy or mountain grade. Initially made mandatory between July 1, 2020 and July 1, 2021, the requirements began to apply again under the Order on September 1, 2021, and last for 12 months until September 1, 2022. On July 30, 2021, Transport Canada approved amendments to the Canadian Railway Operating Rules proposed by the Railway Association of Canada on behalf of its members. The amendments prescribe: 1) when air brakes must be used during switching operations (i.e. process of rearranging rail cars in a train yard) to ensure a consistent approach across the railway system; 2) measures to ensure that stationary equipment is secured during switching operations to prevent uncontrolled movements; and 3) speed restrictions when switching is conducted with a remotely controlled locomotive. The new provisions are designed to improve safety and prevent uncontrolled movement while conducting switching operations, and to ensure that equipment is properly secured while switching. Transport Canada issued an order effective October 30, 2021 requiring employers in the federally regulated rail sectors to either establish mandatory vaccination policies for all employees in their organizations or require rail crew and track employees submit to rigorous testing protocols. Each railway that implements a mandatory vaccination policy must include a provision for employee attestation/declaration of their vaccination status; include a description of consequences for employees who do not comply or who falsify information; and meet standards consistent with the approach taken by the Government of Canada for the Core Public Administration. After November 15, 2021, each railway is required to guarantee employees have at least one shot of a COVID-19 vaccine or they will be unable to work. All employees were required to be fully vaccinated by January 24, 2022. On November 15, 2021, CN filed with Transport Canada its Winter Operation Risk Mitigation Plan in accordance with the Rules Respecting Key Trains and Key Routes. This Plan deals with specific measures associated with the movement of trains carrying crude oil or liquefied petroleum gases. On November 25, 2020, the Minister approved the new Duty and Rest Period Rules for Operating Employees subject to conditions clarifying some aspects of the Rules. In accordance with the new Rules, CN filed with Transport Canada on November 25, 2021, its Fatigue Management Plan containing an extensive set of prescriptive requirements for processes around scheduling, fitness for duty, deadheading, and other requirements of the new rules. The other provisions of the Rules applicable to CN will come into effect on May 25, 2023. On November 26, 2021, Transport Canada adopted regulations revising the scope of application of the Grade Crossing Regulations by setting requirements for grade crossings according to a risk-based model. Under this model, existing crossings considered to be low risk are exempted from upgrade requirements. The amendments also extend the compliance deadline for upgrade requirements (previously November 28, 2021) on the basis of the risk-based model. For crossings considered to be high priority, the deadline is extended by one year (until November 28, 2022), and for all other crossings (i.e., crossings that do not meet the threshold criteria for low-risk or high priority) by three years (until November 28, 2024). No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.  Management's Discussion and Analysis 62 CN | 2021 Annual Report

Safety regulation – U.S. The Company's U.S. rail operations are subject to safety regulation by the FRA under the Federal Railroad Safety Act as well as rail portions of other safety statutes, with the transportation of certain hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (PHMSA). PHMSA requires carriers operating in the U.S. to report annually the volume and route- specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (TSA) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas. On February 18, 2020, the FRA issued a final rule that requires each Class I railroad and certain shortline railroads to develop a Railroad Risk Reduction Program in a written plan that will be reviewed and approved by the FRA and will be subject to audit. CN submitted its plan on August 16, 2021. Rail labor previously challenged aspects of the FRA rule in the United States Court of Appeals for the DC Circuit, including protection from discovery for information compiled by railroads for purposes of implementing the rule. On August 20, 2021, the United States Court of Appeals for the DC Circuit denied the challenge filed by rail labor to the FRA's final rule concerning the risk reduction programs. In November 2021, the FRA denied the Class I risk reduction program plans with comments. The Class I railroads will submit revised plans by February 7, 2022. On February 23, 2021, the United States Court of Appeals for the Ninth Circuit vacated an FRA order from May 2019, which had withdrawn an agency proposed rule relating to crew size. On April 9, 2021, the Association of American Railroads sought rehearing from the court. On May 6, 2021, the Ninth Circuit denied the petition for rehearing. In a separate matter, a federal court in Illinois previously concluded that the Illinois crew size statute was preempted under the FRA’s May 2019 order, and the Illinois Commerce Commission appealed that decision to the United States Court of Appeals for the Seventh Circuit. That appeal was stayed pending resolution of the Ninth Circuit case. On July 2, 2021, the United States Court of Appeals for the Seventh Circuit remanded the case to the district court so that the district court will vacate its prior decision based on the FRA’s May 2019 order and decide AAR’s other preemption arguments. On December 21, 2021, the district court held that the Illinois crew size statute was preempted by the Regional Rail Reorganization Act (known as the 3R Act). On March 1, 2021, the FRA implemented an emergency order governing the use of face masks in railroad operations. On June 10, 2021, FRA issued a Statement of Enforcement Discretion Regarding FRA’s Emergency Order Requiring Face Mask Use in Railroad Operations that is focused on passenger transportation and will exercise enforcement discretion while outdoors on a transportation conveyance or while outdoors at transportation hubs. FRA has not updated its views on masks in the freight transportation context. The US government announced that it would impose vaccine mandates. The Biden Administration issued the Executive Order on Ensuring Adequate COVID-19 Safety Protocols for Federal Contractors and COVID-19 workplace safety guidance for federal contractors and subcontractors from the Safer Federal Workforce Task Force, which is scheduled to go into effect on January 10, 2022 and the US Department of Labor's Occupational Safety and Health Administration (OSHA) will not issue citations for noncompliance until February 9, 2022. The OSHA issued an emergency temporary standard that would require employers with 100 or more employees to ensure their workforce is fully vaccinated or subject to periodic testing. Opponents challenged the vaccine mandates in court. The federal contractor mandate is subject to a nationwide injunction, which has been appealed, and oral argument will be scheduled by the United States Court of Appeals for the Eleventh Circuit. The OSHA temporary standard was reinstated by the United States Court of Appeals for the Sixth Circuit and allowed the OSHA rule to take effect. Applicants sought emergency relief from the United States Supreme Court to stay the OSHA rule. On January 13, 2022, the Supreme Court stayed the OSHA temporary standard pending the disposition of the Applicants’ petition for review pending before the Sixth Circuit. The Supreme Court concluded that the Applicants were likely to succeed on the merits of their claim that the agency lacked authority to impose the mandate. No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position. Regulation – Vessels The Company's vessel operations are subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency has authority to regulate air emissions from these vessels. Management's Discussion and Analysis CN | 2021 Annual Report 63

Security The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the TSA, which is part of the U.S. Department of Homeland Security (DHS) and PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S. Department of Agriculture (USDA) and the Food and Drug Administration (FDA) in the U.S. and the Canadian Food Inspection Agency (CFIA) in Canada. More specifically, the Company is subject to: • border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA; • the CBP's Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA's Customs Self-Assessment (CSA) program; • regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic; • inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada; and • gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border. The Company has worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company's most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company's results of operations, or its competitive and financial position. Transportation of hazardous materials As a result of its common carrier obligations, the Company is legally required to transport toxic inhalation hazard materials regardless of risk or potential exposure or loss. A train accident involving the transport of these commodities could result in significant costs and claims for personal injury, property damage, environmental penalties and remediation in excess of insurance coverage for these risks, which may materially adversely affect the Company's results of operations, or its competitive and financial position. Economic conditions The Company is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclical demand. For example, the volatility in domestic and global energy markets could impact the demand for transportation services as well as impact the Company's fuel costs and surcharges. In addition, the volatility in other commodity markets such as coal and iron ore could have an impact on volumes. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity. Moreover, supply chain disruptions in North America and internationally may adversely affect volumes of goods and timelines, and therefore adversely affect CN’s operations and financial results. Pension funding volatility The Company's funding requirements for its defined benefit pension plans are determined using actuarial valuations. See the section of this MD&A entitled Critical accounting estimates – Pensions and other postretirement benefits for information relating to the funding of the Company's defined benefit pension plans. Adverse changes with respect to pension plan returns and the level of interest rates as well as changes to existing federal pension legislation and regulation may significantly impact future pension contributions and have a material adverse effect on the funding status of the plans and the Company's results of operations. Management's Discussion and Analysis 64 CN | 2021 Annual Report

There can be no assurance that the Company's pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Reliance on technology and related cybersecurity risk The Company relies on information technology in all aspects of its business. The company depends on the proper functioning and availability of its information technology, including communications systems and data processing systems. The company’s information technology systems are critical in meeting customer expectations, tracking, maintaining, and operating trains and related vehicles, managing employees, and interfacing with customers, suppliers, vendors, and other third parties. Security threats continue to grow and can come from nation states, organized criminals, hacktivists and others, and the Company is at risk of and may be impacted by cyber attacks or security incidents, whether accidental or malicious. While the Company has business continuity and disaster recovery plans, other security and mitigation programs in place to protect its operations, as well as information and technology assets, a cybersecurity attack, significant disruption or failure of its information technology and communications systems or those of its vendors or service providers, including system failure, security breach, disruption by malware or other damage could interrupt or delay the Company’s operations, result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties, damage its reputation, cause a loss of customers, vendors, suppliers, agents, or third-party capacity providers and lead to misappropriation of assets, data corruption, unauthorized system and data access or disclosures. A cyber incident or interruption of information technology systems could expose the Company to a risk of loss, litigation, regulatory oversight, enforcement actions or cause it to incur significant time and expense to remedy such an event, any of which could have a material adverse impact on its operational and financial position. The Company is investing to meet evolving network and data security expectations and regulations in an effort to mitigate the impact a security incident might have on the Company, including its results of operations, financial position or liquidity. The final outcome of a potential security incident, however, cannot be predicted with certainty. Therefore, there can be no assurance that its resolution will not have a material adverse effect on the Company's reputation, goodwill, results of operations, financial position or liquidity, in any particular quarter or fiscal year. New regulatory obligations related to cybersecurity and technology risk may impose additional costs and obligations on the Company and may lead to government inquiries or requests for information. This includes, but is not limited to, a December 2021 Security Directive from the United States Department of Homeland Security (DHS), Transportation Security Administration (TSA) requiring rail operators to take several actions in 2022 to enhance rail cybersecurity. Trade restrictions Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S. or the cost associated therewith. On November 30, 2018, the U.S., Canada and Mexico signed the Canada-United States-Mexico Agreement (CUSMA), a new trade agreement to replace the North American Free Trade Agreement. All three countries have ratified the agreement which came into force on July 1, 2020. On November 24, 2021, the U.S. Department of Commerce issued the final results of its second administrative review of anti-dumping and countervailing duty orders regarding softwood lumber products from Canada, by applying a 17.9% combined duty rate, approximately twice the current combined duty rate of 8.99%. Following completion of any legal challenges under the CUSMA or USMCA Chapter 10 or in U.S. courts, these new duty rates will apply retroactively. The Government of Canada has stated that it still believes this is entirely unjustified and will hurt consumers, businesses and workers on both sides of the border. The decision will be challenged while a negotiated solution to this longstanding trade issue is pursued. It remains too early to assess the potential outcome of other ongoing various trade actions taken by governments and agencies. As such, there can be no assurance that trade actions will not materially adversely affect the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively impact earnings and/or cash flow. Terrorism and international conflicts Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company's markets. Government response to such events could adversely affect the Company's operations. Insurance premiums could also increase significantly or coverage could become unavailable. Management's Discussion and Analysis CN | 2021 Annual Report 65

Customer credit risk In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to the business failures of its customers. A widespread deterioration of customer credit and/or business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity. Liquidity Disruptions in financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company's liquidity and its access to capital at acceptable terms and rates. Supplier concentration The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company's suppliers to cease production or to experience capacity or supply shortages. The supply market could become further concentrated and could result in changes to the product or service offerings by suppliers. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company's rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company's ability to procure necessary equipment and materials. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company's results of operations or financial position. Availability of qualified personnel The Company may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and conductors and information technologists, could negatively impact the Company's ability to meet demand for rail service. The Company monitors employment levels and seeks to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company's efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company's results of operations or its financial position. Fuel costs The Company is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, as well as labor and political instability. Increases in fuel prices or supply disruptions may materially adversely affect the Company's results of operations, financial position or liquidity. Foreign exchange The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company's revenues and expenses. Interest rates The Company is exposed to interest rate risk relating to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. Adverse changes to market interest rates may significantly impact the fair value or future cash flows of the Company's financial instruments. There can be no assurance that changes in the market interest rates will not have a negative effect on the Company's results of operations or liquidity. Transportation network disruptions Due to the integrated nature of the North American freight transportation infrastructure, the Company's operations may be negatively affected by service disruptions of its own network, including illegal blockades, as well as of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of CN's network or one or more of these entities could have an adverse effect on the Company's results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company's connecting carriers could directly affect the Company's operations. Management's Discussion and Analysis 66 CN | 2021 Annual Report

Severe weather The Company's success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, droughts, fires, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Business interruptions resulting from severe weather could result in increased costs, increased liabilities and lower revenues, which could have a material adverse effect on the Company's results of operations, financial condition or liquidity. Climate change Climate change, including the impacts of global warming, has the potential physical risks of increasing the frequency of adverse weather events, which can disrupt the Company's operations and damage its infrastructure or properties. It could also affect the markets for, or the volume of, the goods the Company carries or otherwise have a material adverse effect on the Company's results of operations, financial position or liquidity. Government action or inaction to address climate change could also affect CN. The Company is currently subject to climate change and other emissions-related laws and regulations that have been proposed and, in some cases adopted, on the federal, provincial and state levels. While CN is continually focused on efficiency improvements and reducing its carbon footprint, cap and trade systems, carbon taxes, or other controls on emissions of greenhouse gases imposed by various government bodies could increase the Company's capital and operating costs. The Company may not be able to offset such impacts, including, for example, through higher freight rates. Climate change legislation and regulation could also affect CN's customers; make it difficult for CN's customers to produce products in a cost-competitive manner due to increased energy costs; and increase legal costs related to defending and resolving legal claims and other litigation related to climate change. Controls and procedures The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2021, have concluded that the Company's disclosure controls and procedures were effective. During the fourth quarter ended December 31, 2021, there were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. As of December 31, 2021, management has assessed the effectiveness of the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2021, and issued Management's Report on Internal Control over Financial Reporting dated February 1, 2022 to that effect. Management's Discussion and Analysis CN | 2021 Annual Report 67

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2021 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2021. KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2021 and has also expressed an unqualified audit opinion on the Company's 2021 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 1, 2022. (s) Jean-Jacques Ruest President and Chief Executive Officer February 1, 2022 (s) Ghislain Houle Executive Vice-President and Chief Financial Officer February 1, 2022 Management's Report on Internal Control over Financial Reporting 68 CN | 2021 Annual Report

To the Shareholders and Board of Directors Canadian National Railway Company: Opinion on the consolidated financial statements We have audited the accompanying consolidated balance sheets of Canadian National Railway Company (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three‐year period ended December 31, 2021, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‐year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 1, 2022 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. Basis for opinion These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical audit matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Evaluation of income taxes As discussed in Note 7 to the consolidated financial statements, the net deferred income tax liability was $9,303 million as of December 31, 2021 and income tax expense was $1,441 million for the year ended December 31, 2021. The Company operates in different tax jurisdictions which requires the Company to make significant judgments and estimates in relation to its tax positions. We identified the evaluation of the net deferred income tax liability and income tax expense as a critical audit matter due to the magnitude of these tax balances and complexities in the evaluation of the application of the relevant tax regulations applicable to the Company. A high degree of auditor judgment was required in assessing certain of the Company’s tax positions and balances. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s reconciliation and analysis of its deferred income tax balances. We involved income tax professionals with specialized skills and knowledge who assisted in: (1) assessing the Company’s interpretation of the relevant tax regulations; (2) evaluating the reasonability of the Company’s tax positions; and (3) analyzing the Company’s deferred income tax balances by comparing prior year tax estimates to actual tax returns filed, and evaluating the Company’s reconciliation of the deferred income tax balances to the underlying temporary differences. © 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Report of Independent Registered Public Accounting Firm CN | 2021 Annual Report 69

Evaluation of capitalization of costs relating to track and railway infrastructure As discussed in Note 11 to the consolidated financial statements, capital additions were $2,897 million for the year ended December 31, 2021, of which $1,580 million related to track and railway infrastructure maintenance, including the replacement of rail, ties, bridge improvements, and other general track maintenance. As discussed in Note 1 to the consolidated financial statements, expenditures related to self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs. We identified the evaluation of capitalization of costs relating to track and railway infrastructure as a critical audit matter. The magnitude and complexities in self-constructed properties, as well as the judgments involved in determining whether the expenditure met the Company’s pre-determined capitalization criteria required subjective auditor judgment. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s capital additions process, including controls related to the monitoring of budget versus actual costs on capital projects and the Company’s assessment that the expenditures charged to projects meet the Company’s pre-determined capitalization criteria. For a sample of capital expenditure additions, we examined underlying documentation and assessed whether the expenditure met the Company’s pre-determined capitalization criteria. The testing was performed at a disaggregated level by type of cost (including direct material, labor, and contracted services), and for rail, included comparisons to prior period per unit measures by region. In addition, we examined the Company’s budget versus actual analysis on capital projects and assessed the Company’s explanations of differences exceeding pre-determined testing thresholds. (s) KPMG LLP* We have served as the Company's auditors since 1992. Montréal, Canada February 1, 2022 * CPA auditor, CA, public accountancy permit No. A122596 Report of Independent Registered Public Accounting Firm 70 CN | 2021 Annual Report

To the Shareholders and Board of Directors Canadian National Railway Company: Opinion on internal control over financial reporting We have audited the Canadian National Railway Company's (the "Company") internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively the "consolidated financial statements'), and our report dated February 1, 2022 expressed an unqualified opinion on those consolidated financial statements. Basis for opinion The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and limitations of internal control over financial reporting A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. (s) KPMG LLP* Montréal, Canada February 1, 2022  * CPA auditor, CA, public accountancy permit No. A122596 © 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Report of Independent Registered Public Accounting Firm CN | 2021 Annual Report 71

In millions, except per share data Year ended December 31, 2021 2020 2019 Revenues (Note 4) $ 14,477 $ 13,819 $ 14,917 Operating expenses Labor and fringe benefits 2,879 2,723 2,922 Purchased services and material 2,082 2,152 2,267 Fuel 1,513 1,152 1,637 Depreciation and amortization 1,598 1,589 1,562 Equipment rents 336 432 444 Casualty and other 506 508 492 Loss (recovery) on assets held for sale (Note 5) (137) 486 — Transaction-related costs (Note 3) 84 — — Total operating expenses 8,861 9,042 9,324 Operating income 5,616 4,777 5,593 Interest expense (610) (554) (538) Other components of net periodic benefit income (Note 17) 398 315 321 Merger termination fee (Note 3) 886 — — Other income (Note 6) 43 6 53 Income before income taxes 6,333 4,544 5,429 Income tax expense (Note 7) (1,441) (982) (1,213) Net income $ 4,892 $ 3,562 $ 4,216 Earnings per share (Note 8) Basic $ 6.90 $ 5.01 $ 5.85 Diluted $ 6.89 $ 5.00 $ 5.83 Weighted-average number of shares (Note 8) Basic 708.5 711.3 720.1 Diluted 710.3 713.0 722.6 See accompanying notes to consolidated financial statements. Consolidated Statements of Comprehensive Income In millions Year ended December 31, 2021 2020 2019 Net income $ 4,892 $ 3,562 $ 4,216 Other comprehensive income (loss) (Note 20) Net loss on foreign currency translation (52) (82) (256) Net change in pension and other postretirement benefit plans (Note 17) 2,075 160 (440) Other comprehensive income (loss) before income taxes 2,023 78 (696) Income tax recovery (expense) (546) (67) 62 Other comprehensive income (loss) 1,477 11 (634) Comprehensive income $ 6,369 $ 3,573 $ 3,582 See accompanying notes to consolidated financial statements. Consolidated Statements of Income 72 CN | 2021 Annual Report

In millions December 31, 2021 2020 Assets Current assets Cash and cash equivalents $ 838 $ 569 Restricted cash and cash equivalents (Note 15) 503 531 Accounts receivable (Note 9) 1,074 1,054 Material and supplies 589 583 Other current assets (Note 10) 422 365 Total current assets 3,426 3,102 Properties (Note 11) 41,178 40,069 Operating lease right-of-use assets (Note 12) 445 435 Pension asset (Note 17) 3,050 777 Intangible assets, goodwill and other (Note 13) 439 421 Total assets $ 48,538 $ 44,804 Liabilities and shareholders' equity Current liabilities Accounts payable and other (Note 14) $ 2,612 $ 2,364 Current portion of long-term debt (Note 15) 508 910 Total current liabilities 3,120 3,274 Deferred income taxes (Note 7) 9,303 8,271 Other liabilities and deferred credits (Note 16) 427 534 Pension and other postretirement benefits (Note 17) 645 767 Long-term debt (Note 15) 11,977 11,996 Operating lease liabilities (Note 12) 322 311 Shareholders' equity Common shares (Note 18) 3,704 3,698 Common shares in Share Trusts (Note 18) (103) (115) Additional paid-in capital 397 379 Accumulated other comprehensive loss (Note 20) (1,995) (3,472) Retained earnings 20,741 19,161 Total shareholders' equity 22,744 19,651 Total liabilities and shareholders' equity $ 48,538 $ 44,804 See accompanying notes to consolidated financial statements. On behalf of the Board of Directors: (s) Robert Pace (s) Jean-Jacques Ruest Director Director Consolidated Balance Sheets CN | 2021 Annual Report 73

Consolidated Statements of Changes in Shareholders' Equity

In millions	Number of common shares: Outstanding	Number of common shares: Share Trusts	Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
Balance at December 31, 2018	725.3	2.0	$ 3,634	$ (175)	$ 408	$ (2,849)	$ 16,623	$ 17,641
Net income							4,216	4,216
Stock options exercised	1.1		89		(12)			77
Settlement of equity settled awards *(Note 18)*	0.5	(0.5)		45	(56)		(61)	(72)
Stock-based compensation expense and other					63		(2)	61
Repurchase of common shares *(Note 18)*	(14.3)		(73)				(1,627)	(1,700)
Share purchases by Share Trusts *(Note 18)*	(0.3)	0.3		(33)				(33)
Other comprehensive loss *(Note 20)*						(634)		(634)
Dividends ($2.15 per share)							(1,544)	(1,544)
Cumulative-effect adjustment from the adoption of ASU 2016-02 [(1)]							29	29
Balance at December 31, 2019	712.3	1.8	3,650	(163)	403	(3,483)	17,634	18,041
Net income							3,562	3,562
Stock options exercised	0.8		65		(9)			56
Settlement of equity settled awards *(Note 18)*	0.6	(0.6)		62	(82)		(37)	(57)
Stock-based compensation expense and other					67		(2)	65
Repurchase of common shares *(Note 18)*	(3.3)		(17)				(362)	(379)
Share purchases by Share Trusts *(Note 18)*	(0.1)	0.1		(14)				(14)
Other comprehensive income *(Note 20)*						11		11
Dividends ($2.30 per share)							(1,634)	(1,634)
Balance at December 31, 2020	710.3	1.3	3,698	(115)	379	(3,472)	19,161	19,651
Net income							4,892	4,892
Stock options exercised	0.7		60		(8)			52
Settlement of equity settled awards *(Note 18)*	0.4	(0.4)		38	(60)		(42)	(64)
Stock-based compensation expense and other					86		(2)	84
Repurchase of common shares *(Note 18)*	(10.3)		(54)				(1,528)	(1,582)
Share purchases by Share Trusts *(Note 18)*	(0.2)	0.2		(26)				(26)
Other comprehensive income *(Note 20)*						1,477		1,477
Dividends ($2.46 per share)							(1,740)	(1,740)
Balance at December 31, 2021	**700.9**	**1.1**	**$ 3,704**	**$ (103)**	**$ 397**	**$ (1,995)**	**$ 20,741**	**$ 22,744**

(1) The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019 using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of comparative period financial information.

See accompanying notes to consolidated financial statements.

74 CN | 2021 Annual Report

In millions Year ended December 31, 2021 2020 2019 Operating activities Net income $ 4,892 $ 3,562 $ 4,216 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 1,598 1,589 1,562 Pension income and funding (305) (234) (288) Amortization of bridge financing and other fees (Note 3) 97 — — Deferred income taxes (Note 7) 511 487 569 Loss (recovery) on assets held for sale (Note 5) (137) 486 — Changes in operating assets and liabilities: Accounts receivable (22) 158 (7) Material and supplies (7) 20 (60) Accounts payable and other 141 (49) (498) Other current assets 35 — 5 Other operating activities, net 168 146 424 Net cash provided by operating activities 6,971 6,165 5,923 Investing activities Property additions (2,891) (2,863) (3,865) Advance for acquisition and other transaction-related costs (Note 3) (908) — — Refund of advance for acquisition (Note 3) 886 — — Acquisitions, net of cash acquired (Note 3) — (8) (259) Other investing activities, net 40 (75) (66) Net cash used in investing activities (2,873) (2,946) (4,190) Financing activities Issuance of debt (Note 15) 403 1,789 1,653 Repayment of debt (Note 15) (861) (1,221) (402) Change in commercial paper, net (Note 15) 66 (1,273) 141 Bridge financing and other fees (Note 3) (97) — — Settlement of foreign exchange forward contracts on debt (8) 26 2 Issuance of common shares for stock options exercised (Note 19) 52 56 77 Withholding taxes remitted on the net settlement of equity settled awards (Note 19) (37) (48) (61) Repurchase of common shares (Note 18) (1,582) (379) (1,700) Purchase of common shares for settlement of equity settled awards (27) (9) (11) Purchase of common shares by Share Trusts (Note 18) (26) (14) (33) Dividends paid (1,740) (1,634) (1,544) Acquisition, additional cash consideration (Note 3) — — (25) Net cash used in financing activities (3,857) (2,707) (1,903) Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents — — (1) Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents 241 512 (171) Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year 1,100 588 759 Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year $ 1,341 $ 1,100 $ 588 Cash and cash equivalents, end of year $ 838 $ 569 $ 64 Restricted cash and cash equivalents, end of year 503 531 524 Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year $ 1,341 $ 1,100 $ 588 Supplemental cash flow information Interest paid $ (512) $ (551) $ (521) Income taxes paid (Note 7) $ (759) $ (353) $ (822) See accompanying notes to consolidated financial statements. Consolidated Statements of Cash Flows CN | 2021 Annual Report 75

Contents 1 Summary of significant accounting policies 77 2 Recent accounting pronouncements 83 3 Acquisitions 83 4 Revenues 85 5 Assets held for sale 86 6 Other income 86 7 Income taxes 87 8 Earnings per share 89 9 Accounts receivable 89 10 Other current assets 90 11 Properties 90 12 Leases 91 13 Intangible assets, goodwill and other 92 14 Accounts payable and other 92 15 Debt 93 16 Other liabilities and deferred credits 96 17 Pensions and other postretirement benefits 96 18 Share capital 104 19 Stock-based compensation 105 20 Accumulated other comprehensive loss 110 21 Major commitments and contingencies 111 22 Financial instruments 114 23 Segmented information 115 24 Subsequent events 116 Notes to the Consolidated Financial Statements 76 CN | 2021 Annual Report

Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company", is engaged in the rail and related transportation business. CN spans Canada and the United States of America (U.S.), the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South. CN's freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive. 1 – Summary of significant accounting policies Basis of presentation These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (GAAP) as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Principles of consolidation These consolidated financial statements include the accounts of all subsidiaries and variable interest entities for which the Company is the primary beneficiary. The Company is the primary beneficiary of the Employee Benefit Plan Trusts ("Share Trusts") as the Company has the direct ability to make decisions regarding the Share Trusts' principal activities. The Company's investments in which it has significant influence are accounted for using the equity method and all other investments for which fair value is not readily determinable are accounted for at cost minus impairment, plus or minus observable price changes. Use of estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to goodwill, intangible assets, identified assets and liabilities acquired in business combinations, income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, based upon available information. Actual results could differ from these estimates. Revenues Nature of services The Company's revenues consist of freight revenues and other revenues. Freight revenues include revenue from the movement of freight over rail and are derived from the following seven commodity groups: • Petroleum and chemicals, which includes chemicals and plastics, refined petroleum products, crude and condensate, and sulfur; • Metals and minerals, which includes energy materials, metals, minerals, and iron ore; • Forest products, which includes lumber, pulp, paper, and panels; • Coal, which includes coal and petroleum coke; • Grain and fertilizers, which includes Canadian regulated grain, Canadian commercial grain, U.S. grain, potash and other fertilizers; • Intermodal, which includes rail and trucking services for domestic and international traffic; and • Automotive, which includes finished vehicles and auto parts. Freight revenues also comprise revenues for optional services beyond the basic movement of freight including asset use, switching, storage, and other services. Other revenues are derived from non-rail logistics services that support the Company's rail business including vessels and docks, transloading and distribution, automotive logistics, and freight forwarding and transportation management. Revenue recognition Revenues are recognized when control of promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. The Company accounts for contracts with customers when it has approval and commitment from both parties, each party's rights have been identified, payment terms are defined, the contract has commercial substance and collection is probable. For contracts that involve multiple performance obligations, the Company allocates the transaction price to each performance obligation in the contract based on relative standalone selling prices and recognizes revenue when, or as, performance obligations in the contract are satisfied. Revenues are presented net of taxes collected from customers and remitted to governmental authorities. Notes to the Consolidated Financial Statements CN | 2021 Annual Report 77

Freight revenues Freight services are arranged through publicly-available tariffs or customer-specific agreements that establish the pricing, terms and conditions for freight services offered by the Company. For revenue recognition purposes, a contract for the movement of freight over rail exists when shipping instructions are sent by a customer and have been accepted by the Company in connection with the relevant tariff or customer- specific agreement. Revenues for the movement of freight over rail are recognized over time due to the continuous transfer of control to the customer as freight moves from origin to destination. Progress towards completion of the performance obligation is measured based on the transit time of freight from origin to destination. The allocation of revenues between periods is based on the relative transit time in each period with expenses recorded as incurred. Revenues related to freight contracts that require the involvement of another rail carrier to move freight from origin to destination are reported on a net basis. Freight movements are completed over a short period of time and are generally completed before payment is due. Freight receivables are included in Accounts receivable on the Consolidated Balance Sheets. The Company has no material contract assets associated with freight revenues. Contract liabilities represent consideration received from customers for which the related performance obligation has not been satisfied. Contract liabilities are recognized into revenues when or as the related performance obligation is satisfied. The Company includes contract liabilities within Accounts payable and other and Other liabilities and deferred credits on the Consolidated Balance Sheets. Revenues for optional services are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service. Freight contracts may be subject to variable consideration in the form of volume-based incentives, rebates, or other items, which affect the transaction price. Variable consideration is recognized as revenue to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration is accrued on the basis of management's best estimate of the expected amount, which is based on available historical, current and forecasted information. Other revenues Other revenues are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service. Income taxes The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Earnings per share Basic earnings per share is calculated using the weighted-average number of basic shares outstanding during the period. The weighted-average number of basic shares outstanding excludes shares held in the Share Trusts and includes vested equity settled stock-based compensation awards other than stock options. Diluted earnings per share is calculated using the weighted-average number of diluted shares outstanding during the period, applying the treasury stock method. The weighted-average number of diluted shares outstanding includes the dilutive effects of common shares issuable upon exercise of outstanding stock options and nonvested equity settled awards. Foreign currency All of the Company's foreign subsidiaries use the US dollar as their functional currency. Accordingly, the foreign subsidiaries' assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and the revenues and expenses are translated at the average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss). The Company designates the US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar- denominated debt are included in Other comprehensive income (loss). Cash and cash equivalents Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost plus accrued interest, which approximates fair value. Notes to the Consolidated Financial Statements 78 CN | 2021 Annual Report

Restricted cash and cash equivalents The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of one month, equal to at least the face value of the letters of credit issued. Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost plus accrued interest, which approximates fair value. Accounts receivable Accounts receivable are recorded at cost net of billing adjustments and an allowance for credit losses. The allowance for credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. When a receivable is deemed uncollectible, it is written off against the allowance for credit losses. Subsequent recoveries of amounts previously written off are credited to bad debt expense in Casualty and other in the Consolidated Statements of Income. Material and supplies Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are measured at weighted-average cost. Assets held for sale Assets that are classified as held for sale are measured at the lower of their carrying amount or fair value less expected selling costs (“estimated selling price”) with a loss recognized to the extent that the carrying amount exceeds the estimated selling price. The classification is applicable at the date upon which the sale of assets is probable, and the assets are available for immediate sale in their present condition. The transfer of the assets must also be expected to qualify for recognition as a completed sale within the year following the date of classification. Assets once classified as held for sale, are not subject to depreciation or amortization and both the assets and any liabilities directly associated with the assets held for sale are classified as current in the Company’s Consolidated Balance Sheets. Subsequent changes to the estimated selling price of assets held for sale are recorded as recoveries or losses to the Consolidated Statements of Income wherein the recognition of subsequent gains is limited to the cumulative loss previously recognized. Properties Capitalization of costs The Company's railroad operations are highly capital intensive. The Company's properties mainly consist of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company's Track and roadway properties, and Rolling stock. The Company's capital expenditures are for the replacement of existing assets and for the purchase or construction of new assets to enhance operations or provide new service offerings to customers. A large portion of the Company's capital expenditures are for self-constructed properties, including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock. Expenditures are capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality or service capacity. The Company has a process in place to determine whether or not costs qualify for capitalization, which requires judgment. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria. In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as follows: • grading: installation of road bed, retaining walls, and drainage structures; • rail and related track material: installation of 39 or more continuous feet of rail; • ties: installation of five or more ties per 39 feet; and • ballast: installation of 171 cubic yards of ballast per mile. For purchased assets, the Company capitalizes all costs necessary to make the assets ready for their intended use. For self-constructed properties, expenditures include direct material, labor, and contracted services, as well as other allocated costs. These allocated costs include, but are not limited to, project supervision, fringe benefits, maintenance on equipment used on projects as well as the cost of small tools and supplies. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year. For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is increased incrementally as rail grinding is performed Notes to the Consolidated Financial Statements CN | 2021 Annual Report 79

thereon, and as such, the costs incurred are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life. For the ballast asset, the Company engages in shoulder ballast undercutting that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its historical cost. Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process. Expenditures relating to the Company's properties that do not meet the Company's capitalization criteria are expensed as incurred. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure. Depreciation Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under finance leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast whose service lives are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes. For all depreciable asset classes, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's United States (U.S.) properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively. The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing (based on rail characteristics such as weight, curvature and metallurgy), factoring in the rail asset's usage to date. The annual composite depreciation rate for the rail asset is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross tons. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by rail grinding. Given the nature of the railroad and the composition of its network which is made up of homogeneous long-lived assets, it is impractical to maintain records of specific properties at their lowest unit of property. Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its estimated historical cost and estimated related accumulated depreciation (net of salvage proceeds and dismantling costs), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The estimated historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first- out approach, and applying it to the replacement value of the asset. In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class. For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations. Notes to the Consolidated Financial Statements 80 CN | 2021 Annual Report

Leases The Company engages in short and long-term leases for rolling stock including locomotives and freight cars, equipment, real estate and service contracts that contain embedded leases. The Company determines whether or not a contract contains a lease at inception. Leases with a term of twelve months or less are not recorded by the Company on the Consolidated Balance Sheets. Finance and operating lease right-of-use assets and liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. Where the implicit interest rate is not determinable from the lease, the Company uses internal incremental borrowing rates by tenor and currency to initially measure leases in excess of twelve months on the Consolidated Balance Sheets. Operating lease expense is recognized on a straight-line basis over the lease term. The Company's lease contracts may contain termination, renewal, and/or purchase options, residual value guarantees, or a combination thereof, all of which are evaluated by the Company on a quarterly basis. The majority of renewal options available extend the lease term from one to five years. The Company accounts for such contract options when the Company is reasonably certain that it will exercise one of these options. Lease contracts may contain lease and non-lease components that the Company generally accounts for separately, with the exception of the freight car asset category for which the Company has elected to not separate the lease and non-lease components. Intangible assets Intangible assets consist mainly of customer contracts and relationships acquired through business acquisitions. Intangible assets are generally amortized on a straight-line basis over their expected useful lives, ranging from 20 to 50 years. If a change in the estimated useful life of an intangible asset is determined, amortization is adjusted prospectively. With respect to impairment, the Company tests the recoverability of its intangible assets held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, based on future undiscounted cash flows. If the carrying amount of an intangible asset is not recoverable and exceeds the fair value, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value. Goodwill The Company recognizes goodwill as the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is assigned to the reporting units that are expected to benefit from the business acquisition. The carrying amount of goodwill is not amortized; instead, it is tested for impairment annually as of the first day of the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than the carrying amount. With respect to impairment, the Company may first assess certain qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, or proceed directly to a quantitative goodwill impairment test. Qualitative factors include but are not limited to, economic, market and industry conditions, cost factors and overall financial performance of the reporting unit, and events such as changes in management or customers. If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test must be performed. The quantitative impairment test is performed by comparing the fair value of a reporting unit with its carrying amount, including goodwill, and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, up to the value of goodwill. The Company defines the fair value of a reporting unit as the price that would be received to sell the reporting unit as a whole in an orderly transaction between market participants as of the impairment date. To determine the fair value of a reporting unit, the Company uses the discounted cash flow method using the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or group of assets. Accounts receivable securitization Based on the structure of its accounts receivable securitization program, the Company accounts for the proceeds received as secured borrowings. Notes to the Consolidated Financial Statements CN | 2021 Annual Report 81

Pensions Pension costs are determined using actuarial methods. Net periodic benefit cost (income) includes the current service cost of pension benefits provided in exchange for employee service rendered during the year, which is recorded in Labor and fringe benefits expense. Net periodic benefit cost (income) also includes the following, which are recorded in Other components of net periodic benefit income (cost): • the interest cost of pension obligations; • the expected long-term return on pension fund assets; • the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and • the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans. The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method. Postretirement benefits other than pensions The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits. The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan. Additional paid-in capital Additional paid-in capital includes the stock-based compensation expense on equity settled awards and other items relating to equity settled awards. Upon the exercise of stock options, the stock-based compensation expense related to those awards is reclassified from Additional paid-in capital to Common shares. Upon settlement of all other equity settled awards, the Company reclassifies from Additional paid-in capital to Retained Earnings the stock-based compensation expense and other items related to equity settled awards, up to the amount of the settlement cost. The excess, if any, of the settlement cost over the stock-based compensation expense is recorded in Retained Earnings. Stock-based compensation For equity settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value of the awards at the grant date. The grant date fair value of performance share unit (PSU) awards is dependent on the type of PSU award. The grant date fair value of PSU-ROIC awards is determined using a lattice-based model incorporating a minimum share price condition and the grant date fair value of PSU-TSR awards is determined using a Monte Carlo simulation model. The grant date fair value of equity settled deferred share unit (DSU) awards is determined using the stock price at the grant date. The grant date fair value of stock option awards is determined using the Black-Scholes option-pricing model. For cash settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value determined at each period-end. The fair value of cash settled DSU awards is determined using their intrinsic value. Personal injury and other claims In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates on a discounted basis of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost on an undiscounted basis. For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information. Environmental expenditures Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed as incurred. Environmental expenditures that provide a future benefit are capitalized. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Notes to the Consolidated Financial Statements 82 CN | 2021 Annual Report

Derivative financial instruments The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value. The changes in fair value of derivative instruments not designated or not qualified as a hedge are recorded in Net income in the current period. 2 – Recent accounting pronouncements The following recent Accounting Standards Update (ASU) issued by the FASB came into effect in 2020, was amended in 2021 and has not been adopted by the Company: ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments London Interbank Offered Rate (LIBOR) is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. The administrator of LIBOR has ceased the publication of one week and two month USD LIBOR rates on January 1, 2022 and intends to discontinue the remaining USD LIBOR rates immediately following the LIBOR publication on June 30, 2023. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity. The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company currently has outstanding loans referencing LIBOR, that were not impacted by the administrator of LIBOR ceasing publication of one week and two month USD LIBOR rates, totaling US$572 million that would be affected by the provisions of this ASU. The Company also has a revolving credit facility and an accounts receivable securitization program that reference LIBOR (See Note 15 - Debt). The Company had no outstanding borrowing under these credit facilities as at December 31, 2021. The Company has fallback language to allow for the succession of a clearly defined alternative reference rate within the contracts that reference LIBOR. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU. Other recently issued ASUs required to be applied on or after December 31, 2021 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements. 3 – Acquisitions 2021 Terminated CN KCS merger agreement On September 15, 2021, Kansas City Southern (“KCS”) notified CN that it terminated the previously announced May 21, 2021 definitive merger agreement (the “CN Merger Agreement") under which CN would have acquired KCS for an implied total transaction value of US$33.6 billion, including the assumption of US$3.8 billion of debt. On August 31, 2021, the Surface Transportation Board ("STB") rejected the joint motion by CN and KCS to approve a proposed voting trust agreement. On September 15, 2021, KCS and its Board of Directors announced that the revised acquisition proposal of September 12, 2021 from Canadian Pacific Railway Limited (“CP”) constituted a "Company Superior Proposal" as defined in the CN Merger Agreement. Consequently, KCS entered into a waiver letter agreement with CN under which KCS agreed to terminate the CN Merger Agreement in order to enter into a merger agreement with CP. As a result, CN received from KCS a merger termination fee of US$700 million ($886 million), recorded in Merger termination fee within the Company’s Consolidated Statements of Income and reflected in Operating activities within the Consolidated Statements of Cash Flows. In addition, KCS also refunded Brooklyn US Holdings, Inc. ("Holdco"), a wholly owned subsidiary of the Company, US$700 million ($886 million) that CN had previously paid as an advance to KCS of US$700 million ($845 million) in connection with KCS’s payment of the termination fee to CP under KCS’s original merger agreement with CP that was terminated on May 21, 2021. The refund received in the third quarter was recorded in Transaction-related costs within the Consolidated Statements of Income and reflected in Investing activities within the Consolidated Statements of Cash flows. The US$700 million ($845 million) advance had been recorded in Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 and has been expensed to Transaction- Notes to the Consolidated Financial Statements CN | 2021 Annual Report 83

Notes to the Consolidated Financial Statements

related costs within the Consolidated Statements of Income in the third quarter. This advance, along with $63 million of transaction-related costs paid in the second quarter, have been reflected in Investing activities within the Consolidated Statements of Cash flows.

The Company incurred $84 million of transaction-related costs for the year ended December 31, 2021 recorded in Transaction-related costs within the Consolidated Statements of Income. This included $125 million of transaction-related costs, consisting of a $76 million expense for costs previously capitalized to Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 in accordance with the expected application of equity method accounting and $49 million of additional transaction-related costs incurred in the third quarter of 2021; partially offset by $41 million of income generated as a result of the applicable foreign exchange rates prevailing at the time of payment of the US dollar denominated advance to KCS and receipt of the related refund.

The Company also paid $97 million of bridge financing and other fees (See *Note 15* - Debt) which were recorded in Interest expense within the Consolidated Statements of Income for the year ended December 31, 2021.

For the year ended December 31, 2021, after accounting for all direct and incremental expenses as well as income generated from the merger termination fee, CN recorded additional income of $705 million ($616 million after-tax), as a result of its strategic decision to bid for KCS.

2019

Acquisition of intermodal division of H&R Transport Limited

On December 2, 2019, the Company acquired the intermodal temperature-controlled transportation division of the Alberta-based H&R Transport Limited ("H&R"). The acquisition positions CN to expand its presence in moving customer goods by offering more end-to-end rail supply chain solutions to a wider range of customers.

The Company's Consolidated Balance Sheets include the assets and liabilities of H&R as of December 2, 2019, the acquisition date. Since the acquisition date, H&R's results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.

The total purchase price of $105 million included $95 million cash paid on the closing date and subsequent consideration of $10 million mostly related to funds withheld for the indemnification of claims.

The following table summarizes the consideration transferred to acquire H&R, as well as the fair value of the assets acquired and liabilities assumed, and goodwill that were recognized at the acquisition date:

In millions		December 2 2019
Consideration transferred		
Cash paid at closing	$	95
Subsequent consideration (1)		10
Fair value of total consideration transferred	$	105
Recognized amounts of identifiable assets acquired and liabilities assumed (2)		
Current assets	$	10
Non-current assets (3)		84
Non-current liabilities		(1)
Total identifiable net assets (4)	$	93
Goodwill (5)	$	12

(1) *Primarily comprised of funds withheld for the indemnification of claims.*

(2) *As at the acquisition date, the purchase price was preliminary and subject to change over the measurement period, permitted to be up to one year from the acquisition date. The Company's purchase price allocation is now final.*

(3) *Includes identifiable intangible assets of $52 million.*

(4) *Includes operating lease right-of-use assets and liabilities.*

(5) *The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is deductible for tax purposes.*

Acquisition of the TransX Group of Companies

On March 20, 2019, the Company acquired the Manitoba-based TransX Group of Companies ("TransX"). TransX provides various transportation and logistics services, including intermodal, truckload, less than truckload and specialized services. The acquisition positions CN to strengthen its intermodal business, and allows the Company to expand capacity and foster additional supply chain solutions.

The Company's Consolidated Balance Sheets include the assets and liabilities of TransX as of March 20, 2019, the acquisition date. Since the acquisition date, TransX's results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.

84 CN | 2021 Annual Report

Notes to the Consolidated Financial Statements

The total purchase price of $192 million included an initial cash payment of $170 million, additional consideration of $25 million, less an adjustment of $3 million in the fourth quarter of 2019 to reflect the settlement of working capital. The acquisition date fair value of the additional consideration, recorded as a contingent liability, was estimated based on the expected outcome of operational and financial targets, and remained unchanged since the acquisition date. The fair value measure was based on Level 3 inputs not observable in the market. On August 27, 2019, the additional consideration was paid.

The following table summarizes the consideration transferred to acquire TransX, as well as the fair value of the assets acquired and liabilities assumed, and goodwill that were recognized at the acquisition date:

In millions		March 20 2019
Consideration transferred		
Cash paid at closing	$	170
Additional cash consideration and other (1)		22
Fair value of total consideration transferred	$	192
Recognized amounts of identifiable assets acquired and liabilities assumed (2)		
Current assets	$	85
Non-current assets (3)		260
Current liabilities		(134)
Non-current liabilities		(77)
Total identifiable net assets (4)	$	134
Goodwill (5)	$	58

(1) *Includes additional cash consideration paid of $25 million less an adjustment of $3 million to reflect the settlement of working capital.*

(2) *As at the acquisition date, the purchase price was preliminary and subject to change over the measurement period, permitted to be up to one year from the acquisition date. In the first quarter of 2020, based on updated information available to the Company, the fair value of net assets acquired was adjusted to reflect a net decrease to current and deferred income tax balances of $7 million, resulting in a decrease to Goodwill for the same amount. The Company's purchase price allocation is now final.*

(3) *Includes identifiable intangible assets of $34 million.*

(4) *Includes finance and operating lease right-of-use assets and liabilities.*

(5) *The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is not deductible for tax purposes.*

4 – Revenues

The following table provides disaggregated information for revenues for the years ended December 31, 2021, 2020 and 2019:

In millions	*Year ended December 31,*	**2021**		2020		2019
Freight revenues						
Petroleum and chemicals	$	**2,816**	$	2,631	$	3,052
Metals and minerals		**1,548**		1,409		1,643
Forest products		**1,740**		1,700		1,808
Coal		**618**		527		658
Grain and fertilizers		**2,475**		2,609		2,392
Intermodal		**4,115**		3,751		3,787
Automotive		**576**		591		858
Total freight revenues		**13,888**		13,218		14,198
Other revenues		**589**		601		719
Total revenues (1) (2)	$	**14,477**	$	13,819	$	14,917

(1) *As at December 31, 2021, the Company had remaining performance obligations related to freight in-transit, for which revenues of $83 million (2020 - $101 million) are expected to be recognized in the next period.*

(2) *See Note 23 - Segmented information for the disaggregation of revenues by geographic area.*

CN | 2021 Annual Report 85

Contract liabilities The following table provides a reconciliation of the beginning and ending balances of contract liabilities for the years ended December 31, 2021, and 2020: In millions 2021 2020 Beginning of year $ 200 $ 211 Revenue recognized included in the beginning balance (182) (16) Increase due to consideration received, net of revenue recognized 56 5 End of year $ 74 $ 200 Current portion - End of year $ 74 $ 115 5 – Assets held for sale In the second quarter of 2020, the Company committed to a plan and was actively marketing for sale for on-going rail operations, certain non- core lines in Wisconsin, Michigan and Ontario representing approximately 850 miles and has met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their estimated net selling price. On March 31, 2021, CN entered into an agreement with a short line operator, for the sale of the non-core lines plus an additional 50 miles of track and roadway assets not originally included within assets held for sale, subject to various conditions including regulatory authorization by the STB. The carrying amount of assets held for sale was adjusted in the first quarter of 2021 to $260 million ($90 million as at December 31, 2020), to reflect the contractual selling price net of estimated transaction costs and the additional track and roadway assets included as part of the agreement. The increase of $170 million included a $137 million recovery of the loss ($102 million after-tax) on the non-core lines and $33 million for the additional track and roadway assets. The carrying amount of assets held for sale was included in Other current assets in the Consolidated Balance Sheets. See Note 10 - Other current assets. As at December 31, 2021, the criteria for the classification of assets held for sale continued to be met and there was no change to the carrying amount of assets held for sale. In the fourth quarter of 2021, the STB approved the Company's agreement with the short line operator without condition and the transaction closed on January 28, 2022 and January 31, 2022 for the U.S. and Canadian assets, respectively. 6 – Other income The following table provides the breakdown of Other income for the years ended December 31, 2021, 2020 and 2019: In millions Year ended December 31, 2021 2020 2019 Gain on disposal of land $ 23 $ 11 $ 50 Other (1) 20 (5) 3 Total other income $ 43 $ 6 $ 53 (1) Includes foreign exchange gains and losses related to foreign exchange forward contracts and the re-measurement of foreign currency denominated monetary assets and liabilities. See Note 22 – Financial instruments for additional information. Notes to the Consolidated Financial Statements 86 CN | 2021 Annual Report

Notes to the Consolidated Financial Statements

7 – Income taxes

The Company's consolidated effective income tax rate differs from the Canadian, or domestic, statutory federal tax rate. The effective tax rate is affected by recurring items in provincial, U.S. federal, state and other foreign jurisdictions, such as tax rates and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by discrete items such as income tax rate enactments, and lower corporate income tax rates on capital dispositions and other transactions that may occur in any given year.

On March 27, 2020, the U.S. government enacted the *Coronavirus Aid, Relief, and Economic Security* (CARES) *Act*, a tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic. The CARES Act corporate income tax measures allow for U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL. As a result of the CARES Act, the Company reclassified its 2019 deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million in 2020 to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years.

The following table provides a reconciliation of income tax expense for the years ended December 31, 2021, 2020 and 2019:

In millions — *Year ended December 31,*		2021		2020		2019
Canadian statutory federal tax rate		**15%**		15%		15%
Income tax expense at the Canadian statutory federal tax rate	$	**950**	$	682	$	814
Income tax expense resulting from:						
Provincial and foreign income taxes (1)		**616**		416		551
Income tax adjustments due to rate enactments and tax law changes (2)		**—**		(141)		(112)
Non-taxable portion of merger termination fee (3)		**(116)**		—		—
Other (4)		**(9)**		25		(40)
Income tax expense	$	**1,441**	$	982	$	1,213
Net cash payments for income taxes	$	**759**	$	353	$	822

(1) *Includes mainly the impact of Canadian provincial taxes and U.S. federal and state taxes.*

(2) *Includes income tax recoveries (current or deferred as appropriate) resulting from the enactment of provincial, U.S. federal, and state corporate income tax laws and/or rates.*

(3) *Relates to the permanent difference arising from applying a lower inclusion tax rate on the $886 million of income generated from the merger termination fee received from KCS (see Note 3 - Acquisitions).*

(4) *Includes adjustments relating to the filing or resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, excess tax benefits, and other items. Prior year adjustments for gain on disposals are now presented within this item. As such, the figures presented for the 2020 and 2019 comparative years have been adjusted by tax recoveries of $1 million and $6 million, respectively, to be consistent with the current year presentation.*

The following table provides tax information on a domestic and foreign basis for the years ended December 31, 2021, 2020 and 2019:

In millions — *Year ended December 31,*		2021		2020		2019
Income before income taxes						
Domestic	$	**4,717**	$	3,637	$	4,162
Foreign		**1,616**		907		1,267
Total income before income taxes	$	**6,333**	$	4,544	$	5,429
Current income tax expense (recovery)						
Domestic	$	**763**	$	616	$	608
Foreign		**167**		(121)		36
Total current income tax expense	$	**930**	$	495	$	644
Deferred income tax expense						
Domestic	$	**358**	$	389	$	423
Foreign		**153**		98		146
Total deferred income tax expense	$	**511**	$	487	$	569

CN | 2021 Annual Report 87

The following table provides the significant components of deferred income tax assets and liabilities as at December 31, 2021 and 2020: In millions December 31, 2021 2020 Deferred income tax assets Lease liabilities $ 120 $ 126 Pension liability 117 145 Personal Injury & legal claims 61 68 Net operating losses and tax credit carryforwards (1) 58 70 Other postretirement benefits liability 56 59 Compensation reserves 47 41 Other 68 69 Total deferred income tax assets $ 527 $ 578 Deferred income tax liabilities Properties $ 8,694 $ 8,321 Pension asset 799 203 Operating lease right-of-use assets 111 118 Unrealized foreign exchange gains 55 45 Other 171 162 Total deferred income tax liabilities $ 9,830 $ 8,849 Total net deferred income tax liability $ 9,303 $ 8,271 Total net deferred income tax liability Domestic $ 5,515 $ 4,612 Foreign 3,788 3,659 Total net deferred income tax liability $ 9,303 $ 8,271 (1) As at December 31, 2021, the Company had net interest expense deduction carryforwards of $108 million which are available to offset future U.S. federal and state taxable income over an indefinite period. In addition, the Company had net operating loss carryforwards of $277 million for U.S. state tax purposes which are available to offset future U.S. state taxable income and are expiring between the years 2022 and 2041. The Company also had net operating loss carryforwards of $59 million for Canadian federal and provincial tax purposes, which are available to offset future Canadian federal and provincial taxable income and are expiring between the years 2031 and 2041. On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income, of the necessary character, during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2021, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $2.2 billion, and, based upon the level of historical taxable income, projections of future taxable income of the necessary character over the periods in which the deferred income tax assets are deductible, and the reversal of taxable temporary differences, management believes, following an assessment of the current economic environment, it is more likely than not that the Company will realize the benefits of these deductible differences. As at December 31, 2021, the Company has not recognized a deferred income tax asset of $264 million (2020 - $259 million) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its net investment in U.S. subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future. The following table provides a reconciliation of unrecognized tax benefits on the Company's domestic and foreign tax positions for the years ended December 31, 2021, 2020 and 2019: In millions Year ended December 31, 2021 2020 2019 Gross unrecognized tax benefits at beginning of year $ 92 $ 62 $ 74 Increases for: Tax positions related to the current year 4 17 5 Tax positions related to prior years — 28 — Decrease for: Tax positions related to prior years (32) (15) (17) Gross unrecognized tax benefits at end of year 64 92 62 Adjustments to reflect tax treaties and other arrangements (17) (25) (2) Net unrecognized tax benefits at end of year $ 47 $ 67 $ 60 Notes to the Consolidated Financial Statements 88 CN | 2021 Annual Report

As at December 31, 2021, the total amount of gross unrecognized tax benefits was $64 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2021 was $47 million. If recognized, $12 million of the net unrecognized tax benefits as at December 31, 2021 would affect the effective tax rate. The Company believes that it is reasonably possible that $14 million of the net unrecognized tax benefits as at December 31, 2021 related to Canadian and U.S. federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations, and will not significantly affect the effective tax rate as they mostly relate to temporary differences. The Company recognizes interest and penalties related to unrecognized tax benefits in Income tax expense in the Company's Consolidated Statements of Income. The Company recorded a tax recovery of $2 million related to a net reversal of interest and penalties for the year ended December 31, 2021, compared to a tax expense of $16 million and $1 million related to net interest and penalties expenses for the years ended December 31, 2020 and 2019, respectively. As at December 31, 2021, the Company had accrued interest and penalties of $25 million (2020 - $27 million). In Canada, the Company's federal and provincial income tax returns filed for the years 2014 to 2020 remain subject to examination by the taxation authorities. Examinations of the Company's federal income tax returns for the years 2014 to 2017 are currently in progress and are expected to be completed during 2022. In 2020, the tax authorities proposed certain audit adjustments and, as a result, the Company recorded a $25 million deferred tax expense which is comprised of net unrecognized tax benefits and related interest expenses. During 2021, the tax authorities revised their proposed audit adjustment and as a result, the Company re-evaluated the relevant tax positions for all open years and recorded an $8 million deferred tax recovery reducing net unrecognized tax benefits and related interest expenses. In the U.S., the federal income tax returns filed for the years 2013 to 2020 and the state income tax returns filed for the years 2017 to 2020 remain subject to examination by the taxation authorities. Examination of certain of the Company's state income tax returns are currently in progress. The Company does not anticipate any additional significant impacts to its results of operations or financial position as a result of the final resolutions of such matters. 8 – Earnings per share The following table provides a reconciliation between basic and diluted earnings per share for the years ended December 31, 2021, 2020 and 2019: In millions, except per share data Year ended December 31, 2021 2020 2019 Net income $ 4,892 $ 3,562 $ 4,216 Weighted-average basic shares outstanding 708.5 711.3 720.1 Dilutive effect of stock-based compensation 1.8 1.7 2.5 Weighted-average diluted shares outstanding 710.3 713.0 722.6 Basic earnings per share $ 6.90 $ 5.01 $ 5.85 Diluted earnings per share $ 6.89 $ 5.00 $ 5.83 Units excluded from the calculation as their inclusion would not have a dilutive effect Stock options 0.5 0.7 0.5 Performance share units 0.1 0.3 0.2 9 – Accounts receivable The following table provides the breakdown of Accounts receivable as at December 31, 2021 and 2020: In millions December 31, 2021 2020 Freight $ 877 $ 869 Non-freight 225 211 Gross accounts receivable 1,102 1,080 Allowance for credit losses (28) (26) Net accounts receivable $ 1,074 $ 1,054 Notes to the Consolidated Financial Statements CN | 2021 Annual Report 89

Notes to the Consolidated Financial Statements

10 – Other current assets

The following table provides the breakdown of Other current assets as at December 31, 2021 and 2020:

In millions	*December 31,*	**2021**		2020
Assets held for sale *(Note 5)*	**$**	**260**	$	90
Prepaid expenses		**142**		148
Income taxes receivable		**—**		85
Other		**20**		42
Total other current assets	**$**	**422**	$	365

11 – Properties

The following table provides the breakdown of Properties as at December 31, 2021 and 2020:

In millions	**Depreciation rate**	**December 31, 2021** Cost	Accumulated Depreciation	Net	December 31, 2020 Cost	Accumulated Depreciation	Net
Properties including finance leases							
Track and roadway [(1)(2)]	**2 %**	**$ 41,262**	**$ 9,148**	**$ 32,114**	$ 39,805	$ 8,717	$ 31,088
Rolling stock	**4 %**	**7,767**	**3,062**	**4,705**	7,665	2,986	4,679
Buildings	**2 %**	**2,043**	**695**	**1,348**	2,047	727	1,320
Information technology [(3)]	**10 %**	**2,412**	**959**	**1,453**	2,218	833	1,385
Other	**5 %**	**2,787**	**1,229**	**1,558**	2,777	1,180	1,597
Total properties including finance leases [(4)]		**$ 56,271**	**$ 15,093**	**$ 41,178**	$ 54,512	$ 14,443	$ 40,069
Finance leases included in properties							
Track and roadway [(5)]		**$ 406**	**$ 94**	**$ 312**	$ 406	$ 90	$ 316
Rolling stock		**11**	**1**	**10**	61	3	58
Buildings		**27**	**10**	**17**	27	10	17
Other		**94**	**25**	**69**	107	21	86
Total finance leases included in properties		**$ 538**	**$ 130**	**$ 408**	$ 601	$ 124	$ 477

(1) As at December 31, 2021, includes land of $2,308 million (2020 - $2,316 million).

(2) In 2021, the Company made an adjustment of $33 million for assets held for sale (2020 - $576 million). See Note 5 – Assets held for sale for additional information.

(3) In 2021, the Company capitalized costs for internally developed software and related licenses of $191 million (2020 - $205 million).

(4) In 2021, property additions, net of finance leases, were $2,891 million (2020 - $2,863 million), of which $1,580 million (2020 - $1,427 million) related to track and railway infrastructure maintenance, including the replacement of rail, ties, bridge improvements, and other general track maintenance.

(5) As at December 31, 2021, includes right-of-way access of $106 million (2020 - $106 million).

90 CN | 2021 Annual Report

12 – Leases The following table provides the Company’s lease costs for the years ended December 31, 2021, 2020 and 2019: In millions Year ended December 31, 2021 2020 2019 Finance lease cost Amortization of right-of-use assets $ 12 $ 12 $ 11 Interest on lease liabilities 1 3 8 Total finance lease cost 13 15 19 Operating lease cost 131 143 171 Short-term lease cost 26 42 47 Variable lease cost (1) 58 63 63 Total lease cost (2) $ 228 $ 263 $ 300 (1) Mainly relates to leases of trucks for the Company's freight delivery service contracts. (2) Includes lease costs from Purchased services and material and Equipment rents in the Consolidated Statements of Income. The following table provides the Company's lease right-of-use assets and lease liabilities, and their classification on the Consolidated Balance Sheets as at December 31, 2021 and 2020: In millions Classification December 31, 2021 2020 Lease right-of-use assets Finance leases Properties $ 408 $ 477 Operating leases Operating lease right-of-use assets 445 435 Total lease right-of-use assets $ 853 $ 912 Lease liabilities Current Finance leases Current portion of long-term debt $ 7 $ 70 Operating leases Accounts payable and other 108 107 Noncurrent Finance leases Long-term debt 3 4 Operating leases Operating lease liabilities 322 311 Total lease liabilities $ 440 $ 492 The following table provides the remaining lease terms and discount rates for the Company's leases as at December 31, 2021 and 2020: December 31, 2021 2020 Weighted-average remaining lease term (years) Finance leases 1.9 0.8 Operating leases 6.2 6.8 Weighted-average discount rate (%) Finance leases 1.29 3.10 Operating leases 2.43 2.79 The following table provides additional information for the Company's leases for the years ended December 31, 2021, 2020 and 2019: In millions Year ended December 31, 2021 2020 2019 Cash paid for amounts included in the measurement of lease liabilities ($)     Operating cash outflows from operating leases 129 142 170 Operating cash outflows from finance leases 1 3 6 Financing cash outflows from finance leases 68 59 162 Right-of-use assets obtained in exchange for lease liabilities ($) Operating lease 135 53 79 Finance lease 6 — — Notes to the Consolidated Financial Statements CN | 2021 Annual Report 91

Notes to the Consolidated Financial Statements

The following table provides the maturities of lease liabilities for the next five years and thereafter as at December 31, 2021:

In millions	Finance leases	Operating leases [1]
2022	$ 7	$ 117
2023	1	93
2024	—	66
2025	—	54
2026	2	34
2027 & thereafter	—	104
Total lease payments	10	468
Less: Imputed interest	—	38
Present value of lease payments	$ 10	$ 430

(1) Includes $70 million related to renewal options that are reasonably certain to be exercised.

13 – Intangible assets, goodwill and other

The following table provides the breakdown of the intangible assets, goodwill and other as at December 31, 2021 and 2020:

In millions	December 31,	2021	2020
Intangible assets		**$ 139**	$ 145
Investments [1]		**119**	83
Goodwill *(Note 3)*		**70**	70
Deferred costs		**59**	64
Long-term receivables		**32**	37
Other long-term assets		**20**	22
Total intangible assets, goodwill and other		**$ 439**	$ 421

(1) As at December 31, 2021, the Company had $59 million (2020 - $56 million) of investments accounted for under the equity method, $32 million of equity investments with readily determinable fair values (2020 - $nil) as determined by the most recent exchange trade price with changes in fair value being recognized within Other income, see Note 6 - Other income and $28 million (2020 - $27 million) of investments for which fair value was not readily determinable accounted for at cost minus impairment, plus or minus observable price changes.

14 – Accounts payable and other

The following table provides the breakdown of the Accounts payable and other as at December 31, 2021 and 2020:

In millions	December 31,	2021	2020
Trade payables		**$ 903**	$ 780
Payroll-related accruals		**435**	349
Accrued charges		**309**	293
Income and other taxes		**309**	223
Accrued interest		**158**	162
Operating lease liabilities *(Note 12)*		**108**	107
Personal injury and other claims provisions *(Note 21)*		**75**	109
Contract liabilities *(Note 4)*		**74**	115
Environmental provisions *(Note 21)*		**38**	46
Other postretirement benefits liability *(Note 17)*		**14**	14
Other		**189**	166
Total accounts payable and other		**$ 2,612**	$ 2,364

92 CN | 2021 Annual Report

Notes to the Consolidated Financial Statements

15 – Debt

The following table provides the breakdown of debt as at December 31, 2021 and 2020:

In millions		Maturity		US dollar-denominated amount	*December 31,*	2021		2020
Notes and debentures [1]								
Canadian National series:								
2.75%	7-year notes [2]	Feb 18, 2021			$	–	$	250
2.85%	10-year notes [2]	Dec 15, 2021	US$	400		–		509
2.25%	10-year notes [2]	Nov 15, 2022	US$	250		**316**		318
7.63%	30-year debentures	May 15, 2023	US$	150		**190**		191
2.95%	10-year notes [2]	Nov 21, 2024	US$	350		**442**		445
2.80%	10-year notes [2]	Sep 22, 2025				**350**		350
2.75%	10-year notes [2]	Mar 1, 2026	US$	500		**632**		636
6.90%	30-year notes [2]	Jul 15, 2028	US$	475		**600**		604
3.20%	10-year notes [2]	Jul 31, 2028				**350**		350
3.00%	10-year notes [2]	Feb 8, 2029				**350**		350
7.38%	30-year debentures [2]	Oct 15, 2031	US$	200		**253**		255
6.25%	30-year notes [2]	Aug 1, 2034	US$	500		**632**		636
6.20%	30-year notes [2]	Jun 1, 2036	US$	450		**569**		573
6.71%	Puttable Reset Securities PURS[SM] [2]	Jul 15, 2036	US$	250		**316**		318
6.38%	30-year debentures [2]	Nov 15, 2037	US$	300		**379**		382
3.50%	30-year notes [2]	Nov 15, 2042	US$	250		**316**		318
4.50%	30-year notes [2]	Nov 7, 2043	US$	250		**316**		318
3.95%	30-year notes [2]	Sep 22, 2045				**400**		400
3.20%	30-year notes [2]	Aug 2, 2046	US$	650		**821**		827
3.60%	30-year notes [2]	Aug 1, 2047				**500**		500
3.65%	30-year notes [2]	Feb 3, 2048	US$	600		**758**		764
3.60%	30-year notes [2]	Jul 31, 2048				**450**		450
4.45%	30-year notes [2]	Jan 20, 2049	US$	650		**821**		827
3.60%	30-year notes [2]	Feb 8, 2049				**450**		450
3.05%	30-year notes [2]	Feb 8, 2050				**450**		450
2.45%	30-year notes [2]	May 1, 2050	US$	600		**758**		764
4.00%	50-year notes [2]	Sep 22, 2065				**100**		100
Illinois Central series:								
7.70%	100-year debentures	Sep 15, 2096	US$	125		**158**		159
BC Rail series:								
Non-interest bearing 90-year subordinated notes [3]		Jul 14, 2094				**842**		842
Total notes and debentures						**12,519**		13,336
Other								
Commercial paper						**140**		56
Accounts receivable securitization						–		–
Finance leases						**10**		74
Equipment loans and other [4]						**770**		402
Total debt, gross						**13,439**		13,868
Net unamortized discount and debt issuance costs [3]						**(954)**		(962)
Total debt [5]						**12,485**		12,906
Less: Current portion of long-term debt						**508**		910
Total long-term debt					**$**	**11,977**	$	11,996

(1) The Company's notes and debentures are unsecured.

(2) The fixed rate debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

(3) As at December 31, 2021, these notes were recorded as a discounted debt of $14 million (2020 - $13 million) using an imputed interest rate of 5.75% (2020 - 5.75%). The discount of $828 million (2020 - $829 million) is included in Net unamortized discount and debt issuance costs.

(4) Includes $723 million (2020 - $368 million) of equipment loan under the non-revolving credit facility. Also included is $47 million (2020 - $34 million) of other equipment loans payable monthly at a weighted average interest rate of 2.12% (2020 - 2.00%).

(5) See Note 22 - Financial instruments for the fair value of debt.

CN | 2021 Annual Report 93

Notes and debentures For the year ended December 31, 2021, the Company repaid the following: • On September 15, 2021, early redemption of US$400 million ($506 million) 2.85% Notes due 2021; and • On January 18, 2021, early redemption of $250 million 2.75% Notes due 2021. For the year ended December 31, 2020, the Company issued and repaid the following: • On May 1, 2020, issuance of US$600 million ($837 million) 2.45% Notes due 2050 in the U.S. capital markets, which resulted in net proceeds of $810 million; and • On February 3, 2020, repayment of US$300 million ($397 million) 2.40% Notes due 2020 upon maturity. Revolving credit facility The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes including backstopping the Company's commercial paper programs. On June 22, 2021, the Company upsized its existing revolving credit agreement from $2.0 billion to $2.5 billion and amended certain provisions. On March 31, 2021, the Company's revolving credit facility agreement had been amended to extend the term of the credit facility by approximately two years and to adopt a sustainability linked loan structure whereby its applicable margins are adjusted upon achievement of certain sustainability targets, starting in 2022. The amended credit facility of $2.5 billion consists of a $1.25 billion tranche maturing on March 31, 2024 and a $1.25 billion tranche maturing on March 31, 2026. Subject to the consent of the individual lenders, the Company has the option to increase the facility by an additional $500 million during its term and to request an extension once a year to maintain the tenors of three year and five year of the respective tranches. The credit facility provides for borrowings at various benchmark interest rates, such as LIBOR, plus applicable margins, based on CN's credit ratings and sustainability targets. As at December 31, 2021, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2021. As at December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility. In 2020, the Company had proceeds from borrowings under revolving credit facility agreement of $100 million and repayment of borrowings under revolving credit facility agreement of $100 million. The revolving credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization. The Company is in compliance as of December 31, 2021. Credit facilities During the second quarter of 2021, in connection with the proposed KCS transaction, the Company obtained commitments for a US$14.3 billion 364-day senior unsecured bridge loan facility and for a US$5 billion term loan credit agreement. On September 15, 2021, upon termination of the CN Merger Agreement with KCS, the bridge loan facility and the term loan credit agreement were terminated. There were no draws in 2021. Equipment loans The Company has a non-revolving term loan credit facility for financing or refinancing the purchase of equipment, where US$300 million was available to be drawn upon through March 31, 2020 and US$310 million was available to be drawn upon through March 31, 2021. The equipment loans made under the non-revolving credit facility have a tenor of 20 years, bear interest at a variable rate based on LIBOR plus a margin, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock. On March 31, 2021, the Company issued a US$310 million ($389 million) equipment loan under this facility and repaid US$27 million ($33 million) over both equipment loans in 2021. As at December 31, 2021, the Company had outstanding borrowings of US$572 million ($723 million), at a weighted-average interest rate of 0.81% and had no further amount available under this non-revolving term loan facility. As at December 31, 2020, the Company had outstanding borrowings of US$289 million ($368 million), at an interest rate of 0.87% and had US$310 million available under this non-revolving term loan facility. Commercial paper The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2.0 billion, or the US dollar equivalent, on a combined basis. As at December 31, 2021 and 2020, the Company had total commercial paper borrowings of US$111 million ($140 million) and US$44 million ($56 million), respectively, at a weighted-average interest rate of 0.18% and 0.13%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets. Notes to the Consolidated Financial Statements 94 CN | 2021 Annual Report

The following table provides a summary of cash flows associated with the issuance and repayment of commercial paper for the years ended December 31, 2021, 2020 and 2019: In millions Year ended December 31, 2021 2020 2019 Commercial paper with maturities less than 90 days Issuance $ 5,254 $ 5,315 $ 5,069 Repayment (5,289) (6,076) (5,141) Change in commercial paper with maturities less than 90 days, net $ (35) $ (761) $ (72) Commercial paper with maturities of 90 days or greater Issuance $ 353 $ 736 $ 2,115 Repayment (252) (1,248) (1,902) Change in commercial paper with maturities of 90 days or greater, net $ 101 $ (512) $ 213 Change in commercial paper, net $ 66 $ (1,273) $ 141 Accounts receivable securitization program The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On December 20, 2021, the Company extended the term of its agreement by one year to February 1, 2024. The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and the interest on borrowings under the Accounts receivable securitization program is renewed based on commercial paper or LIBOR rates then in effect. As at December 31, 2021, and 2020, the Company had no borrowings under the accounts receivable securitization program and there were no activities in 2021. The following table provides a summary of cash flows associated with the proceeds received and repayment of the accounts receivable securitization program for the years ended December 31, 2021, 2020 and 2019: In millions Year ended December 31, 2021 2020 2019 Beginning of year $ — $ 200 $ — Proceeds received — 450 420 Repayment — (650) (220) End of year $ — $ — $ 200 Bilateral letter of credit facilities The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2021, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2024. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2021, the Company had outstanding letters of credit of $394 million (2020 - $421 million) under the committed facilities from a total available amount of $518 million (2020 - $492 million) and $158 million (2020 - $165 million) under the uncommitted facilities. As at December 31, 2021, included in Restricted cash and cash equivalents was $396 million (2020 - $424 million) and $100 million (2020 - $100 million) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively. Notes to the Consolidated Financial Statements CN | 2021 Annual Report 95

Notes to the Consolidated Financial Statements

Debt maturities

The following table provides the debt maturities, excluding finance lease liabilities, as at December 31, 2021, for the next five years and thereafter:

In millions		Debt [1]
2022	$	501
2023		222
2024		476
2025		385
2026		667
2027 & thereafter		10,224
Total		12,475
Finance lease liabilities [2]		10
Total debt	**$**	**12,485**

(1) Presented net of unamortized discounts and debt issuance costs.

(2) See Note 12 - Leases for maturities of finance lease liabilities.

Amount of US dollar-denominated debt

The following table provides the breakdown of US dollar-denominated debt as at December 31, 2021 and 2020:

In millions	*December 31,*		2021		2020
Notes and debentures		**US$**	**6,550**	US$	6,950
Commercial paper			**111**		44
Finance lease liabilities			**8**		50
Equipment loans and other			**606**		314
Total amount of US dollar-denominated debt in US$		**US$**	**7,275**	US$	7,358
Total amount of US dollar-denominated debt in C$		**$**	**9,193**	$	9,363

16 – Other liabilities and deferred credits

The following table provides the breakdown of Other liabilities and deferred credits as at December 31, 2021 and 2020:

In millions	*December 31,*		2021		2020
Personal injury and other claims provisions *(Note 21)* [1]		**$**	**232**	$	238
Environmental provisions *(Note 21)* [1]			**18**		13
Stock-based compensation liability *(Note 19)*			**9**		14
Contract liabilities *(Note 4)* [1]			**—**		85
Deferred credits and other			**168**		184
Total other liabilities and deferred credits		**$**	**427**	$	534

(1) See Note 14 – Accounts payable and other for the related current portion.

17 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees, subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements, the Supplemental Executive Retirement Plan or the Defined Contribution Supplemental Executive Retirement Plan.

The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company's defined benefit plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.

96 CN | 2021 Annual Report

Curtailment event On October 31, 2021, the CN Board of Directors approved changes affecting non-unionized members participating in the Company’s defined benefit pension plans. Effective April 1, 2024, the affected defined benefit pension plans will be amended to cease benefits accruals for non- unionized members, generally known as a delayed hard freeze. Effective April 1, 2024, all non-unionized members will be transferred to the Company’s defined contribution pension plans for their future service. This delayed hard freeze constitutes a plan curtailment event recognized on October 31, 2021 resulting in a $52 million reduction to the Projected benefit obligation, recorded in Other comprehensive income as an actuarial gain, mostly due to reflecting projected future salary increases and service only up to April 1, 2024. The curtailment event also triggered an interim re-measurement of the funded status of the affected defined benefit pension plans resulting in an actuarial gain of $1,915 million recorded in Other comprehensive income composed of i) an actuarial gain on the Projected benefit obligation of $1,808 million substantially all due to the 84 basis point increase in the end of period discount rate between the prior year end (2.55%) and October 31, 2021 (3.39%), and ii) an actuarial gain on the Plan assets of $107 million due to higher actual returns ($982 million) compared to expected returns ($875 million) over that same ten-month period. Due to the interim re-measurement, the resulting Net periodic benefit income recorded during the fourth quarter of 2021 increased by $25 million composed of i) a decrease to Current service cost of $9 million, and ii) an increase to Other components of net periodic benefit income of $16 million. Description of the CN Pension Plan The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company's pension trust funds (which includes the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan. Funding policy Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, the Pension Benefits Standards Act, 1985, including amendments and regulations thereto, and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions. These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans. The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2020 indicated a funding excess on a going concern basis of approximately $3.4 billion and a funding excess on a solvency basis of approximately $0.4 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The federal pension legislation requires funding deficits, if any, to be paid over a number of years, as calculated under current pension regulations. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments. The Company's next actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans required as at December 31, 2021 will be performed in 2022. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $3.9 billion, while on a solvency basis a funding excess of approximately $1.1 billion is expected. Based on the anticipated results of these valuations, the CN Pension Plan is expected to be fully funded and at a level such that the Company would be prohibited from making contributions to the CN Pension Plan once the actuarial valuation report is filed in 2022. As such, the Company expects to make total cash contributions of approximately $70 million for all of the Company's pension plans in 2022. As at February 1, 2022 the Company had contributed $20 million to its defined benefit pension plans for 2022. Plan assets The assets of the Company's various Canadian defined benefit pension plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, country, sector and investment strategy. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures ("SIPP") which includes the plans' long-term target asset allocation ("Policy") and related benchmark indices. This Policy is based on the long-term expectations of the economy and financial market returns and considers the dynamics of the plans' pension benefit obligations. In 2021, the Policy was amended to implement a target asset allocation change to bonds Notes to the Consolidated Financial Statements CN | 2021 Annual Report 97

Notes to the Consolidated Financial Statements

and mortgages, emerging market debt, private debt, resource and royalties (formerly oil and gas) and absolute return. In addition, the specialty portfolio was approved as a new investment strategy.

The CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plan, can also implement an investment strategy ("Strategy") which can lead the Plan's actual asset allocation to deviate from the Policy due to changing market risks and opportunities. The Pension and Investment Committee of the Board of Directors ("Committee") regularly compares the actual plan asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices. The Company's 2021 Policy and actual asset allocation for the Company's pension plans based on fair value are as follows:

		Actual plan asset allocation	
	Policy	**2021**	2020
Cash and short-term investments	2 %	**2 %**	3 %
Bonds and mortgages	37 %	**37 %**	37 %
Emerging market debt	2 %	**2 %**	2 %
Private debt	3 %	**3 %**	3 %
Equities	35 %	**40 %**	38 %
Real estate	4 %	**2 %**	2 %
Resource and royalties (1)	5 %	**5 %**	3 %
Infrastructure	4 %	**3 %**	3 %
Specialty portfolio (2)	2 %	**2 %**	– %
Absolute return	12 %	**11 %**	10 %
Alternative risk premia	– %	**1 %**	1 %
Investment-related liabilities	(6)%	**(8)%**	(2)%
Total	100 %	**100 %**	100 %

(1) Asset class description has been changed from oil and gas to resource and royalties.
(2) In 2021, the specialty portfolio was approved as a new investment strategy.

The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the Company's pension plans consist mainly of the following:

- Cash and short-term investments consist of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments as well as anticipated cash requirements needed to support derivative instruments or any other contractual commitment. Short-term investments are mainly obligations issued by Canadian chartered banks and by Canadian governments.
- Bonds include bond instruments, issued or guaranteed by governments and non-government entities. As at December 31, 2021, 80% (2020 - 80%) of bonds were issued or guaranteed by Canadian, U.S. or other governments. Mortgages consist of mortgage bonds, interest in mortgages or in funds making loans, all of which are secured by real estate. On an exposure basis, the Plan's Policy for bonds and mortgages is 42%. This comprises a 37% allocation mainly to government and corporate bonds and a 5% allocation to derivative financial instruments related to bond exposure.
- Emerging market debt consists of units of co-mingled funds or in separate accounts managed by external managers whose mandate is to invest in debt instruments of emerging market countries.
- Private debt includes participations in private debt securities and funds focused on generating steady yields.
- Equity investments include publicly traded securities diversified by industry sector, country and issuer and investments in private equity funds. As at December 31, 2021, the most significant allocation to an individual issuer of a publicly traded security was 4% (2020 - 3%) and the most significant allocation to an industry sector was 22% (2020 - 17%). On an exposure basis, the Plan's Policy for equities is 40%. This comprises a 35% allocation to equities and a 5% allocation to derivative financial instruments related to equity exposure.
- Real estate is a diversified portfolio of Canadian land and commercial properties and investments in global real estate private equity funds.
- Resource and royalties investments include petroleum and natural gas properties and listed and non-listed securities of resource and royalties companies.
- Infrastructure investments include participations in private infrastructure funds, term loans and notes of infrastructure companies.
- Specialty portfolio consists of mainly private equity, private debt and absolute return investments. Exposure to public assets may be included to manage the risk-return profile and tactical allocation relative to the Policy portfolio weight.
- Absolute return investments are primarily a portfolio of units of externally managed hedge funds, which are invested in various long/short and derivatives strategies within multi-strategy, fixed income, commodity, equity, global macro funds and downside protection (formerly growth insurance). Managers are monitored on a continuous basis through investment and operational due diligence.

98 CN | 2021 Annual Report

Notes to the Consolidated Financial Statements

- Alternative risk premia investments are a portfolio of units of externally managed funds and internally managed strategies on a risk-adjusted basis.
- Investment-related liabilities reflect a certain level of financing associated with securities sold under repurchase agreements and other assets.

The plans' Investment Manager monitors market events and risk exposures to foreign currencies, interest rates, market risks, credit risks and liquidity risks daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the adjusted or hedged amount, the plans were 62% exposed to the Canadian dollar, 23% to the US dollar, 7% to European currencies, 2% to the Japanese Yen and 6% to various other currencies as at December 31, 2021. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the interest-bearing assets and liabilities of the plans. Derivatives are contractual agreements whose value is derived from interest rates, foreign currencies, commodities, or equities, among other fluctuating inputs and factors. They may include forwards, futures, options, and swaps. Derivatives are included in the investment asset classes based on their underlying exposure and are used from time to time to synthetically replace any investment activity that would otherwise be accomplished through a direct investment in any investment asset class. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. To manage counterparty credit risk, established policies require dealing with counterparties considered to be of high credit quality. Adequate liquidity is maintained to cover cash flows by monitoring factors such as fair value, collateral pledged and received, repurchase agreements and securities lending agreements.

Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company's main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company's results of operations.

The following tables present the fair value of plan assets by asset class as at December 31, 2021 and 2020:

	Fair value measurements at December 31, 2021				
In millions	**Total**	**Level 1**	**Level 2**	**Level 3**	**NAV**
Cash and short-term investments [1]	$ 410	$ 114	$ 296	$ —	$ —
Bonds [2]					
Canada, U.S. and supranational	603	—	603	—	—
Provinces of Canada and municipalities	5,343	—	5,343	—	—
Corporate	1,493	—	1,493	—	—
Emerging market debt [3]	365	—	365	—	—
Mortgages [4]	19	—	19	—	—
Private debt [5]	723	—	—	—	723
Public equities [6]					
Canadian	571	571	—	—	—
U.S.	4,388	4,383	5	—	—
International	2,951	2,951	—	—	—
Private equities [7]	625	—	—	—	625
Real estate [8]	370	—	—	272	98
Resource and royalties [9]	978	293	8	677	—
Infrastructure [10]	654	—	69	—	585
Absolute return funds [11]					
Multi-strategy	1,173	—	—	—	1,173
Fixed income	50	—	—	—	50
Commodity	77	—	—	—	77
Equity	295	—	—	—	295
Global macro	708	—	—	—	708
Downside protection	74	74	—	—	—
Alternative risk premia [12]	239	—	—	—	239
Total investments [13]	**$ 22,109**	**$ 8,386**	**$ 8,201**	**$ 949**	**$ 4,573**
Investment-related liabilities [14]	(1,780)				
Other [15]	87				
Total plan assets	**$ 20,416**				

Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on other significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.
NAV: Investments measured at net asset value as a practical expedient.

Footnotes to the tables follow on the following page.

CN | 2021 Annual Report 99

Notes to the Consolidated Financial Statements

In millions	Fair value measurements at December 31, 2020				
	Total	Level 1	Level 2	Level 3	NAV
Cash and short-term investments (1)	$ 594	$ 41	$ 553	$ –	$ –
Bonds (2)					
Canada, U.S. and supranational	642	–	642	–	–
Provinces of Canada and municipalities	5,103	–	5,103	–	–
Corporate	1,472	–	1,472	–	–
Emerging market debt (3)	406	–	406	–	–
Mortgages (4)	21	–	21	–	–
Private debt (5)	575	–	–	–	575
Public equities (6)					
Canadian	555	555	–	–	–
U.S.	3,249	3,214	35	–	–
International	3,477	3,477	–	–	–
Private equities (7)	303	–	–	–	303
Real estate (8)	381	–	–	279	102
Resource and royalties (9)	649	128	17	504	–
Infrastructure (10)	571	–	65	–	506
Absolute return funds (11)					
Multi-strategy	1,032	–	–	–	1,032
Fixed income	68	–	–	–	68
Global macro	697	–	–	–	697
Downside protection	92	92	–	–	–
Alternative risk premia (12)	191	–	–	–	191
Total investments (13)	$ 20,078	$ 7,507	$ 8,314	$ 783	$ 3,474
Investment-related liabilities (14)	(441)				
Other (15)	86				
Total plan assets	$ 19,723				

Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on other significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.
NAV: Investments measured at net asset value as a practical expedient.

Footnotes to the tables follow on the following table.

The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3:

In millions	Fair value measurements based on significant unobservable inputs (Level 3)		
	Real estate (8)	**Resource and royalties (9)**	**Total**
Balance at December 31, 2019	$ 329	$ 707	$ 1,036
Actual return relating to assets still held at the reporting date	(54)	(188)	(242)
Purchases	6	–	6
Sales	(1)	–	(1)
Disbursements	(1)	(15)	(16)
Balance at December 31, 2020	279	504	783
Actual return relating to assets still held at the reporting date	(13)	191	178
Purchases	6	–	6
Disbursements	–	(18)	(18)
Balance at December 31, 2021	**$ 272**	**$ 677**	**$ 949**

(1) *Cash and short-term investments with related accrued interest are valued at cost, which approximates fair value, and are categorized as Level 1 and Level 2 respectively.*

(2) *Bonds are valued using mid-market prices obtained from independent pricing data suppliers. When prices are not available from independent sources, the fair value is based on the present value of future cash flows using current market yields for comparable instruments.*

(3) *Emerging market debt funds are valued based on the net asset value which is readily available and published by each fund's independent administrator.*

(4) *Mortgages are valued based on the present value of future net cash flows using current market yields for comparable instruments.*

(5) *Private debt investments are valued based on the net asset value as reported by each fund's manager, generally based on the present value of future net cash flows using current market yields for comparable instruments. In 2021, $16 million of private debt investments are included as part of the specialty portfolio strategy.*

(6) *The fair value of public equity investments is based on quoted prices in active markets.*

(7) *Private equity investments are valued based on the net asset value as reported by each fund's manager, generally using discounted cash flow analysis or earnings multiples. In 2021, $295 million of private equity investments are included as part of the specialty portfolio strategy.*

100 CN | 2021 Annual Report

Notes to the Consolidated Financial Statements

(8) The fair value of real estate investments categorized as Level 3 includes immoveable properties. Land is valued based on the fair value of comparable assets, and income producing properties are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of all immoveable properties are performed triennially on a rotational basis. The fair value of real estate investments categorized as NAV consists mainly of investments in real estate private equity funds and is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(9) Resource and royalties investments categorized as Level 1 are valued based on quoted prices in active markets. Resource and royalties participations traded on a secondary market are valued based on the most recent transaction price and are categorized as Level 2. Investments in resource and royalties categorized as Level 3 consist of operating resource and royalties properties and the fair value is based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. Estimated future net cash flows are based on forecasted resource and royalties prices and projected annual production and costs.

(10) The fair value of infrastructure investments categorized as Level 2 is based on the present value of future cash flows using current market yields for comparable instruments. The fair value of infrastructure funds categorized as NAV is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(11) Absolute return investments are valued using the net asset value as reported by each fund's independent administrator. All absolute return investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days. In 2021, $39 million of absolute return investments are included as part of the specialty portfolio strategy.

(12) Alternative risk premia investments are valued using the net asset value as reported by each fund's independent administrator or fund manager. All funds have contractual redemption frequencies ranging from daily to annually, and redemption notice periods varying from 5 to 60 days.

(13) Derivative financial instruments, which are included in total investments, are valued using quoted market prices when available and are categorized as Level 1, or based on valuation techniques using market data, when quoted market prices are not available and are categorized as Level 2. Derivatives are included in the investment asset categories based on their underlying exposure.

(14) Investment-related liabilities include securities sold under repurchase agreements. The securities sold under repurchase agreement do not meet the conditions to remove from the assets and are therefore maintained on the books with an offsetting liability recorded to represent the financing nature of this transaction. These agreements are recorded at cost, which together with accrued interest approximates fair value due to their short-term nature.

(15) Other consists of operating assets of $134 million (2020 - $262 million) and liabilities of $47 million (2020 - $176 million) required to administer the Trusts' investment assets and the plans' benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

Obligations and funded status for defined benefit pension and other postretirement benefit plans

In millions — *Year ended December 31,*	Pensions 2021	Pensions 2020	Other postretirement benefits 2021	Other postretirement benefits 2020
Change in benefit obligation				
Projected benefit obligation at beginning of year	**$ 19,499**	$ 18,609	**$ 228**	$ 227
Curtailments	**(52)**	–	**–**	–
Interest cost	**392**	532	**5**	6
Actuarial (gain) loss on projected benefit obligation (1)	**(1,206)**	1,208	**(7)**	9
Current service cost	**197**	175	**2**	2
Plan participants' contributions	**61**	59	**–**	–
Foreign currency changes	**(3)**	(7)	**(2)**	–
Benefit payments, settlements and transfers	**(1,075)**	(1,077)	**(14)**	(16)
Projected benefit obligation at the end of the year (2)	**$ 17,813**	$ 19,499	**$ 212**	$ 228
Component representing future salary increases	**(179)**	(271)	**–**	–
Accumulated benefit obligation at end of year	**$ 17,634**	$ 19,228	**$ 212**	$ 228
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 19,723**	$ 18,424	**$ –**	$ –
Employer contributions	**104**	93	**–**	–
Plan participants' contributions	**61**	59	**–**	–
Foreign currency changes	**(2)**	(6)	**–**	–
Actual return on plan assets	**1,605**	2,230	**–**	–
Benefit payments, settlements and transfers	**(1,075)**	(1,077)	**–**	–
Fair value of plan assets at end of year (2)	**$ 20,416**	$ 19,723	**$ –**	$ –
Funded status - Excess (deficiency) of fair value of plan assets over projected benefit obligation at end of year	**$ 2,603**	$ 224	**$ (212)**	$ (228)

(1) Substantially all of the pensions' actuarial gain for the year ended December 31, 2021 and actuarial loss for the year ended December 31, 2020 is the result of the change in the end of year discount rate of the current year versus the prior year (60 basis points increase for 2021 and 55 basis points decrease for 2020).

(2) For the CN Pension Plan, as at December 31, 2021, the projected benefit obligation was $16,557 million (2020 - $18,075 million) and the fair value of plan assets was $19,485 million (2020 - $18,774 million). The measurement date of all plans is December 31.

CN | 2021 Annual Report 101

Notes to the Consolidated Financial Statements

Amounts recognized in the Consolidated Balance Sheets

In millions December 31,	Pensions 2021	Pensions 2020	Other postretirement benefits 2021	Other postretirement benefits 2020
Noncurrent assets - Pension asset	**$ 3,050**	$ 777	**$ —**	$ —
Current liabilities *(Note 14)*	**—**	—	**(14)**	(14)
Noncurrent liabilities - Pension and other postretirement benefits	**(447)**	(553)	**(198)**	(214)
Total amount recognized	**$ 2,603**	$ 224	**$ (212)**	$ (228)

Amounts recognized in Accumulated other comprehensive loss (Note 20)

In millions December 31,	Pensions 2021	Pensions 2020	Other postretirement benefits 2021	Other postretirement benefits 2020
Net actuarial gain (loss)	**$ (2,092)**	$ (4,165)	**$ 3**	$ —
Prior service credit (cost)	**$ —**	$ —	**$ 3**	$ 4

Information for defined benefit pension plans with an accumulated benefit obligation in excess of plan assets

In millions December 31,	Pensions 2021	Pensions 2020
Accumulated benefit obligation [1]	**$ 542**	$ 724
Fair value of plan assets [1]	**$ 111**	$ 242

(1) All of the Company's other postretirement benefit pension plans have an accumulated benefit obligation in excess of plan assets.

Information for defined benefit pension plans with a projected benefit obligation in excess of plan assets

In millions December 31,	Pensions 2021	Pensions 2020
Projected benefit obligation	**$ 661**	$ 900
Fair value of plan assets	**$ 214**	$ 347

Components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans

In millions Year ended December 31,	Pensions 2021	Pensions 2020	Pensions 2019	Other postretirement benefits 2021	Other postretirement benefits 2020	Other postretirement benefits 2019
Current service cost	**$ 197**	$ 175	$ 143	**$ 2**	$ 2	$ 2
Other components of net periodic benefit cost (income)						
Interest cost	**392**	532	596	**5**	6	8
Settlement loss	**2**	2	5	**—**	—	—
Expected return on plan assets	**(1,061)**	(1,095)	(1,085)	**—**	—	—
Amortization of prior service cost	**—**	3	3	**(1)**	—	—
Amortization of net actuarial loss (gain)	**269**	242	155	**(4)**	(5)	(3)
Total Other components of net periodic benefit cost (income)	**$ (398)**	$ (316)	$ (326)	**$ —**	$ 1	$ 5
Net periodic benefit cost (income)	**$ (201)**	$ (141)	$ (183)	**$ 2**	$ 3	$ 7

102 CN | 2021 Annual Report

Notes to the Consolidated Financial Statements

Weighted-average assumptions used in accounting for defined benefit pension and other postretirement benefit plans

	Pensions			Other postretirement benefits		
December 31,	**2021**	2020	2019	**2021**	2020	2019
To determine projected benefit obligation						
Discount rate (1)	**3.15 %**	2.55 %	3.10 %	**3.06 %**	2.53 %	3.14 %
Rate of compensation increase (2)	**2.75 %**	2.75 %	2.75 %	**2.75 %**	2.75 %	2.75 %
To determine net periodic benefit cost (income)						
Rate to determine current service cost (3)	**3.02 %**	3.20 %	3.93 %	**2.95 %**	3.35 %	4.25 %
Rate to determine interest cost (3)	**2.10 %**	2.86 %	3.47 %	**1.90 %**	2.84 %	3.68 %
Rate of compensation increase (2)	**2.75 %**	2.75 %	2.75 %	**2.75 %**	2.75 %	2.75 %
Expected return on plan assets (4)	**6.79 %**	7.00 %	7.00 %	**N/A**	N/A	N/A

(1) The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year.

(2) The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.

(3) The Company uses the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows at the relevant maturity. The rates to determine current service cost and interest cost were 2.88% and 1.95% for the January to October 2021 period and 3.69% and 2.83% for the November to December 2021 period.

(4) The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. For the January to October and November to December periods of 2021, the Company used a long-term rate of return assumption of 6.75% and 7.00% respectively on the market-related value of plan assets prevailing for those same periods to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. The increase to the expected long-term rate of return on plan assets by 25 basis points to 7.00% for the November to December period of 2021 reflects management's current view of long-term investment returns. In 2022, the Company will maintain the expected long-term rate of return on plan assets of 7.00% as management's current view of long-term investment returns remains unchanged from what was existing on October 31, 2021.

Expected future benefit payments

The following table provides the expected benefit payments for pensions and other postretirement benefits for the next five years and the subsequent five-year period:

In millions	Pensions	Other postretirement benefits
2022	$ 1,053	$ 14
2023	$ 1,055	$ 13
2024	$ 1,046	$ 13
2025	$ 1,040	$ 12
2026	$ 1,032	$ 11
Years 2027 to 2031	$ 5,009	$ 53

Defined contribution and other plans

The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans including a Section 401(k) savings plan for U.S. based employees. The Company's contributions under these plans were expensed as incurred and, in 2021, amounted to $23 million (2020 - $22 million; 2019 - $23 million).

Contributions to multi-employer plan

Under collective bargaining agreements, the Company participates in a multi-employer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which provides certain postretirement health care benefits to certain retirees. The Company's contributions under this plan were expensed as incurred and amounted to $10 million in 2021 (2020 - $10 million; 2019 - $12 million). The annual contribution rate for the plan was $146.58 per month per active employee for 2021 (2020 - $153.43). The plan covered 328 retirees in 2021 (2020 - 388 retirees).

CN | 2021 Annual Report 103

Notes to the Consolidated Financial Statements

18 – Share capital

Authorized capital stock

The authorized capital stock of the Company is as follows:

- Unlimited number of Common Shares, without par value
- Unlimited number of Class A Preferred Shares, without par value, issuable in series
- Unlimited number of Class B Preferred Shares, without par value, issuable in series

Common shares

The following table provides a breakdown of common shares as at December 31, 2021, 2020 and 2019:

In millions	*December 31,*	**2021**	2020	2019
Issued common shares		**702.0**	711.6	714.1
Common shares in Share Trusts		**(1.1)**	(1.3)	(1.8)
Outstanding common shares		**700.9**	710.3	712.3

Repurchase of common shares

The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company suspended its share repurchase program at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic. The Company resumed its share repurchases in February 2021 and suspended the share repurchases at the end of April 2021 in connection with the CN Merger Agreement with KCS. Following the termination of the CN Merger Agreement, the Company resumed share repurchases at the end of September 2021. The Company may repurchase up to 14.0 million common shares between February 1, 2021 and January 31, 2022 under its NCIB. As at December 31, 2021, the Company had repurchased 10.3 million common shares under this NCIB.

The following table provides the information related to the share repurchases for the years ended December 31, 2021, 2020 and 2019:

In millions, except per share data	*Year ended December 31,*		**2021**		2020		2019
Number of common shares repurchased			**10.3**		3.3		14.3
Weighted-average price per share (1)		**$**	**153.69**	$	116.97	$	118.70
Amount of repurchase (1)		**$**	**1,582**	$	379	$	1,700

(1) Includes brokerage fees.

See *Note 24 - Subsequent events* for information on the Company's new NCIB.

Share Trusts

The Company's Share Trusts purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan and, beginning in 2019, the Employee Share Investment Plans (ESIP) (see *Note 19 – Stock-based compensation*). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to the participants of the Share Units Plan or the ESIP. Common shares purchased by the Share Trusts are accounted for as treasury stock. The Share Trusts may sell shares on the open market to facilitate the remittance of the Company's employee tax withholding obligations under the Share Units Plan.

104 CN | 2021 Annual Report

Notes to the Consolidated Financial Statements

The following tables provide the information related to the share purchases and settlements by Share Trusts under the Share Units Plan and the ESIP for the years ended December 31, 2021, 2020 and 2019:

In millions, except per share data	*Year ended December 31,*	2021		2020		2019
Share purchases by ESIP Share Trusts						
Number of common shares		**0.2**		0.1		0.3
Weighted-average price per share	**$**	**142.90**	$	123.03	$	118.83
Amount of purchase	**$**	**26**	$	14	$	33
Total purchases	**$**	**26**	$	14	$	33

In millions, except per share data	*Year ended December 31,*	2021		2020		2019
Share settlements by Share Units Plan Share Trusts						
Number of common shares		**0.2**		0.4		0.5
Weighted-average price per share	**$**	**88.23**	$	88.23	$	88.23
Amount of settlement	**$**	**20**	$	35	$	45
Share settlements by ESIP Share Trusts						
Number of common shares		**0.2**		0.2		–
Weighted-average price per share	**$**	**128.40**	$	118.04	$	–
Amount of settlements	**$**	**18**	$	27	$	–
Total settlements	**$**	**38**	$	62	$	45

19 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided herein.

The following table provides the stock-based compensation expense for awards under all employee plans, as well as the related tax benefit and excess tax benefit recognized in income, for the years ended December 31, 2021, 2020 and 2019:

In millions	*Year ended December 31,*	2021		2020		2019
Share Units Plan	**$**	**47**	$	28	$	26
Voluntary Incentive Deferral Plan (VIDP)		**2**		4		4
Stock option awards		**12**		11		12
Employee Share Investment Plan (ESIP)		**20**		21		15
Total stock-based compensation expense	**$**	**81**	$	64	$	57
Income tax impacts of stock-based compensation						
Tax benefit recognized in income	**$**	**18**	$	14	$	12
Excess tax benefit recognized in income	**$**	**10**	$	16	$	23

Share Units Plan

The objective of the Share Units Plan is to enhance the Company's ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. Under the Share Units Plan, the Company grants performance share unit (PSU) awards.

PSU-ROIC awards settle depending on the level of attainment of a target return on invested capital (ROIC) performance condition, as defined by the award agreement, over the plan period of three years. The level of attainment of the performance condition results in a performance factor that ranges from 0% to 200%. Settlement is also conditional upon the attainment of a minimum share price market condition, calculated using the average of the last three months of the plan period.

PSU-TSR awards settle depending on the level of attainment of a target total shareholder return (TSR) market condition, as defined by the award agreement, over the plan period of three years. The level of attainment of the market condition results in a performance factor that ranges from 0% to 200% depending on the Company's TSR relative to a Class I Railways peer group and the S&P/TSX 60 companies.

CN | 2021 Annual Report 105

Notes to the Consolidated Financial Statements

PSUs are settled in common shares of the Company, subject to the attainment of their respective performance and market conditions, by way of disbursement from the Share Trusts (see *Note 18 – Share capital*). The number of shares remitted to the participant upon settlement is equal to the number of PSUs awarded multiplied by the performance factor, less shares withheld to satisfy the participant's withholding tax requirement.

For the 2019 grant, the level of ROIC attained resulted in a performance factor of 83%, and the level of TSR attained resulted in a performance factor of 72% for the plan period ended December 31, 2021. The total fair value of the equity settled PSU awards that vested in 2021 was $30 million (2020 - $27 million; 2019 - $45 million). As the respective performance and market conditions under each award were met as at December 31, 2021, a settlement of approximately 0.2 million shares, net of withholding taxes, is expected to occur in the first quarter of 2022.

The following table provides a summary of the activity related to PSU awards for the year ended December 31, 2021:

	PSU-ROIC [1]		PSU-TSR [2]	
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		*In millions*	
Outstanding at December 31, 2020	0.9	$ 65.06	0.3	$ 131.57
Granted	0.2	$ 64.50	0.2	$ 148.02
Settled [3]	(0.3)	$ 51.28	(0.1)	$ 105.26
Forfeited	—	$ 68.28	—	$ 145.48
Outstanding at December 31, 2021	**0.8**	**$ 69.84**	**0.4**	**$ 144.37**
Nonvested at December 31, 2020	0.6	$ 72.22	0.2	$ 142.37
Granted	0.2	$ 64.50	0.2	$ 148.02
Vested [4]	(0.3)	$ 70.76	(0.1)	$ 128.20
Forfeited	—	$ 68.28	—	$ 145.48
Nonvested at December 31, 2021	**0.5**	**$ 69.27**	**0.3**	**$ 150.59**

(1) The grant date fair value of equity settled PSUs-ROIC granted in 2021 of $17 million is calculated using a lattice-based valuation model. As at December 31, 2021, total unrecognized compensation cost related to all outstanding awards was $20 million and is expected to be recognized over a weighted-average period of 1.7 years.

(2) The grant date fair value of equity settled PSUs-TSR granted in 2021 of $20 million is calculated using a Monte Carlo simulation model. As at December 31, 2021, total unrecognized compensation cost related to all outstanding awards was $13 million and is expected to be recognized over a weighted-average period of 1.6 years.

(3) Equity settled PSUs-ROIC granted in 2018 met the minimum share price condition for settlement and attained a performance factor of 111%. Equity settled PSUs-TSR granted in 2018 attained a performance factor of 99%. In the first quarter of 2021, these awards were settled, net of the remittance of the participants' withholding tax obligation of $27 million, by way of disbursement from the Share Trusts of 0.2 million common shares.

(4) These awards are expected to be settled in the first quarter of 2022.

The following table provides assumptions related to the fair values of PSU awards, and the weighted-average grant date fair values for units granted in 2021, 2020 and 2019:

Year of grant	**2021**	2020	2019
Assumptions			
Stock price *($)* [1]	**133.36**	125.82	110.41
Expected stock price volatility *(%)* [2]	**24**	17	17
Expected term *(years)* [3]	**3.0**	3.0	3.0
Risk-free interest rate *(%)* [4]	**0.19**	1.40	1.75
Dividend rate *($)* [5]	**2.46**	2.30	2.15
Weighted-average grant date fair value *($)*			
ROIC	**64.50**	73.92	70.76
TSR	**148.02**	153.00	128.20

(1) Represents the closing share price on the grant date.

(2) Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(3) Represents the period of time that awards are expected to be outstanding.

(4) Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5) Based on the annualized dividend rate.

106 CN | 2021 Annual Report

Notes to the Consolidated Financial Statements

Voluntary Incentive Deferral Plan

The Company's Voluntary Incentive Deferral Plan (VIDP) provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment in deferred share units (DSU) up to specific deferral limits. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established at the time of deferral. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines.

Equity settled awards

DSUs are settled in common shares of the Company at the time of cessation of employment by way of an open market purchase by the Company. The number of shares remitted to the participant is equal to the number of DSUs awarded less shares withheld to satisfy the participant's withholding tax requirement.

Cash settled awards

The value of each participant's DSUs is payable in cash at the time of cessation of employment.

Stock price volatility

The Company's liability for the cash settled VIDP is marked-to-market at each period-end and varies with the Company's share price. Fluctuations in the Company's share price cause volatility to stock-based compensation expense as recorded in Net income. The Company does not currently hold any derivative financial instruments to manage this exposure.

The following table provides a summary of the activity related to DSU awards for the year ended December 31, 2021:

	Equity settled DSUs (1)		Cash settled DSUs (2)
	Units	Weighted-average grant date fair value	Units
	In millions		*In millions*
Outstanding at December 31, 2020	0.6	$ 83.47	0.1
Granted	—	$ 137.85	—
Settled (3)	(0.1)	$ 84.09	—
Outstanding at December 31, 2021 (4)	**0.5**	**$ 87.24**	**0.1**

(1) *The grant date fair value of equity settled DSUs granted is calculated using the Company's stock price on the grant date. As at December 31, 2021, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $78 million.*

(2) *The fair value of cash settled DSUs as at December 31, 2021 is based on the intrinsic value. As at December 31, 2021, the liability for all cash settled DSUs was $9 million (2020 - $14 million). The closing stock price used to determine the liability was $155.38.*

(3) *For the year ended December 31, 2021 the shares purchased for the settlement of equity settled DSUs were net of the remittance of the participants' withholding tax obligation of $6 million.*

(4) *The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.*

CN | 2021 Annual Report 107

Notes to the Consolidated Financial Statements

Stock option awards

The Company's stock option plan allows for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the grant date. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment for options granted prior to 2020, and five years for options granted in 2020 and onwards. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. As at December 31, 2021, 13.6 million common shares remained authorized for future issuances under these plans.

During the year ended December 31, 2021, the Company granted 0.7 million (2020 - 0.7 million; 2019 - 0.9 million) stock options.

The following table provides the activity of stock option awards during 2021, and for options outstanding and exercisable at December 31, 2021, the weighted-average exercise price:

	Options outstanding		Nonvested options	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average grant date fair value
	In millions		*In millions*	
Outstanding at December 31, 2020 (1)	3.6	$ 97.15	1.9	$ 17.04
Granted (2)	0.7	$ 133.56	0.7	$ 20.50
Forfeited/Cancelled	—	$ 122.66	—	$ 18.92
Exercised (3)	(0.7)	$ 82.96	N/A	N/A
Vested (4)	N/A	N/A	(0.8)	$ 16.14
Outstanding at December 31, 2021 (1)	**3.6**	**$ 105.32**	**1.8**	**$ 18.69**
Exercisable at December 31, 2021 (1)	**1.8**	**$ 90.38**	**N/A**	**N/A**

(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2) The grant date fair value of options granted in 2021 of $14 million ($20.50 per option) is calculated using the Black-Scholes option-pricing model. As at December 31, 2021, total unrecognized compensation cost related to all outstanding awards was $11 million and is expected to be recognized over a weighted-average period of 3.5 years.

(3) The total intrinsic value of options exercised in 2021 was $42 million (2020 - $47 million; 2019 - $53 million). The cash received upon exercise of options in 2021 was $52 million (2020 - $56 million; 2019 - $77 million) and the related excess tax benefit realized in 2021 was $1 million (2020 - $2 million; 2019 - $3 million).

(4) The grant date fair value of options vested in 2021 was $12 million (2020 - $12 million; 2019 - $12 million).

The following table provides the number of stock options outstanding and exercisable as at December 31, 2021 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2021 at the Company's closing stock price of $155.38.

	Options outstanding				Options exercisable		
	Number of options	Weighted-average years to expiration	Weighted-average exercise price	Aggregate intrinsic value	Number of options	Weighted-average exercise price	Aggregate intrinsic value
Range of exercise prices	*In millions*			*In millions*	*In millions*		*In millions*
$ 38.29 - $ 85.00	0.7	3.0	$ 69.59	$ 56	0.7	$ 69.59	$ 56
$ 85.01 - $ 100.00	0.8	5.6	$ 94.58	51	0.7	$ 93.82	42
$ 100.01 - $ 115.00	0.7	7.1	$ 107.87	32	0.3	$ 108.13	16
$ 115.01 - $ 130.00	0.7	8.0	$ 121.87	24	0.1	$ 121.18	6
$ 130.01 - $ 147.46	0.7	9.1	$ 132.59	16	—	$ 132.90	—
Balance at December 31, 2021 (1)	**3.6**	**6.6**	**$ 105.32**	**$ 179**	**1.8**	**$ 90.38**	**$ 120**

(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. The weighted-average years to expiration of exercisable stock options was 5.1 years.

108 CN | 2021 Annual Report

Notes to the Consolidated Financial Statements

The following table provides assumptions related to the fair values of stock option awards, and the weighted-average grant date fair values for units granted in 2021, 2020, and 2019:

Year of grant	**2021**	2020	2019
Assumptions			
Grant price *($)*	**133.56**	126.13	110.94
Expected stock price volatility *(%)* (1)	**21**	19	18
Expected term *(years)* (2)	**5.8**	5.7	5.5
Risk-free interest rate *(%)* (3)	**0.48**	1.26	1.75
Dividend rate *($)* (4)	**2.46**	2.30	2.15
Weighted-average grant date fair value *($)*	**20.50**	19.09	16.34

(1) Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(2) Represents the period of time that awards are expected to be outstanding. The Company uses historical data to predict option exercise behavior.

(3) Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(4) Based on the annualized dividend rate.

ESIP

The Company has an ESIP giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employees' behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

Company contributions to the ESIP, which consist of shares purchased on the open market, are subject to a one-year vesting period and are forfeited should certain participant contributions be sold or disposed of prior to vesting. Company contributions to the ESIP are held in Share Trusts until vesting, at which time shares are delivered to the employee.

The following table provides a summary of the activity related to the ESIP for the year ended December 31, 2021:

	ESIP		
	Number of shares		Weighted-average share price
	In millions		
Unvested contributions, December 31, 2020	0.2	$	122.07
Company contributions	0.2	$	142.21
Vested (1)	(0.2)	$	121.95
Forfeited	—	$	138.76
Unvested contributions, December 31, 2021 (2)	**0.2**	**$**	**142.80**

(1) The total fair value of units purchased with Company contributions that vested in 2021 was $17 million (2020 - $27 million).

(2) As at December 31, 2021, total unrecognized compensation cost related to all outstanding units was $13 million and is expected to be recognized over the next 12 months.

The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company's contributions for the years ended December 31, 2021, 2020 and 2019:

Year ended December 31,	**2021**	2020	2019
Number of participants holding shares	**20,142**	20,270	21,674
Total number of ESIP shares purchased on behalf of employees *(millions)*	**1.1**	1.1	1.5

Directors' Deferred Share Unit Plan

The non-executive directors may elect to receive all or part of their director, committee member, Board Chair, and committee chair cash retainers either in cash, common shares of the Company purchased on the open market or Directors' Deferred Share Units (DDSUs). They may also elect to receive their common share grant retainer in DDSUs. Each DDSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DDSUs reflecting dividend equivalents.

In 2021, eligible awards were settled net of the remittance of the directors' withholding tax obligation by purchasing $22 million worth of common shares on the open market. These settlements resulted in an excess tax benefit recognized in income of $4 million for the year ended December 31, 2021.

CN | 2021 Annual Report 109

Notes to the Consolidated Financial Statements

20 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax	Income tax recovery (expense) [1]	Total net of tax
Balance at December 31, 2018	$ (41)	$ (3,881)	$ (3,922)	$ 1,073	$ (2,849)
Other comprehensive income (loss) before reclassifications:					
Foreign exchange loss on translation of net investment in foreign operations	(636)		(636)	–	(636)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations	380		380	(52)	328
Actuarial loss arising during the year		(600)	(600)	155	(445)
Amounts reclassified from Accumulated other comprehensive loss:					
Amortization of net actuarial loss		152	152 [2]	(39) [3]	113
Amortization of prior service costs		3	3 [2]	(1) [3]	2
Settlement loss arising during the year		5	5 [2]	(1) [3]	4
Other comprehensive income (loss)	(256)	(440)	(696)	62	(634)
Balance at December 31, 2019	(297)	(4,321)	(4,618)	1,135	(3,483)
Other comprehensive income (loss) before reclassifications:					
Foreign exchange loss on translation of net investment in foreign operations	(269)		(269)	–	(269)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations	187		187	(24)	163
Actuarial loss arising during the year		(82)	(82)	22	(60)
Amounts reclassified from Accumulated other comprehensive loss:					
Amortization of net actuarial loss		237	237 [2]	(64) [3]	173
Amortization of prior service costs		3	3 [2]	(1) [3]	2
Settlement loss arising during the year		2	2 [2]	– [3]	2
Other comprehensive income (loss)	(82)	160	78	(67)	11
Balance at December 31, 2020	(379)	(4,161)	(4,540)	1,068	(3,472)
Other comprehensive income (loss) before reclassifications:					
Foreign exchange loss on translation of net investment in foreign operations	(84)		(84)	–	(84)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations	32		32	(2)	30
Actuarial gain arising during the year		1,809	1,809	(475)	1,334
Amounts reclassified from Accumulated other comprehensive loss:					
Amortization of net actuarial loss		265	265 [2]	(69) [3]	196
Amortization of prior service costs		(1)	(1) [2]	– [3]	(1)
Settlement loss arising during the year		2	2 [2]	– [3]	2
Other comprehensive income (loss)	(52)	2,075	2,023	(546)	1,477
Balance at December 31, 2021	**$ (431)**	**$ (2,086)**	**$ (2,517)**	**$ 522**	**$ (1,995)**

(1) The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.

(2) Reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 17 - Pensions and other postretirement benefits.

(3) Included in Income tax expense in the Consolidated Statements of Income.

110 CN | 2021 Annual Report

Notes to the Consolidated Financial Statements

21 – Major commitments and contingencies

Purchase commitments

As at December 31, 2021, the Company had fixed and variable commitments to purchase information technology services and licenses, wheels, locomotives, railroad cars, rail, engineering services, rail ties as well as other equipment and services with a total estimated cost of $1,784 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada

Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2021, 2020 and 2019 the Company recorded a decrease of $11 million, $13 million and $7 million, respectively, to its provision for personal injuries in Canada as a result of actuarial valuations for employee injury claims.

As at December 31, 2021, 2020 and 2019, the Company's provision for personal injury and other claims in Canada was as follows:

In millions		**2021**		2020		2019
Beginning of year	**$**	**206**	$	207	$	207
Accruals and other		**12**		31		29
Payments		**(36)**		(32)		(29)
End of year	**$**	**182**	$	206	$	207
Current portion - End of year	**$**	**50**	$	68	$	55

United States

Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the *Federal Employers' Liability Act* (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.

In 2021, the Company recorded a decrease of $20 million to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2021 actuarial valuation. In 2020 and 2019, actuarial valuations resulted in a decrease of $10 million and an increase of $2 million, respectively. The prior years' adjustments from the actuarial valuations were mainly attributable to non-occupational disease claims, occupational disease claims and third-party claims, reflecting changes in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation

CN | 2021 Annual Report 111

Notes to the Consolidated Financial Statements

strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

As at December 31, 2021, 2020 and 2019, the Company's provision for personal injury and other claims in the U.S. was as follows:

In millions		**2021**		2020		2019
Beginning of year	**$**	**141**	$	145	$	139
Accruals and other		**30**		28		44
Payments		**(45)**		(29)		(31)
Foreign exchange		**(1)**		(3)		(7)
End of year	**$**	**125**	$	141	$	145
Current portion - End of year	**$**	**25**	$	41	$	36

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2021, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters

The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns

The Company is or may be liable for remediation costs at individual sites, in some cases along with other potentially responsible parties, associated with actual or alleged contamination. The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

112 CN | 2021 Annual Report

As at December 31, 2021, 2020 and 2019, the Company's provision for specific environmental sites was as follows: In millions 2021 2020 2019 Beginning of year $ 59 $ 57 $ 61    Accruals and other 23 44 31    Payments (26) (42) (34)    Foreign exchange — — (1) End of year $ 56 $ 59 $ 57 Current portion - End of year $ 38 $ 46 $ 38 The Company anticipates that the majority of the liability at December 31, 2021 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate. Unknown existing environmental concerns While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including: • the lack of specific technical information available with respect to many sites; • the absence of any government authority, third-party orders, or claims with respect to particular sites; • the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and • the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites. Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable. Future occurrences In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean- ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property. Regulatory compliance The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2021 amounted to $27 million (2020 - $25 million; 2019 - $25 million). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fueling stations, waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2021 amounted to $18 million (2020 - $20 million; 2019 - $25 million).  Notes to the Consolidated Financial Statements CN | 2021 Annual Report 113

Guarantees and indemnifications In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at December 31, 2021, the Company had outstanding letters of credit of $394 million (2020 - $421 million) under the committed bilateral letter of credit facilities and $158 million (2020 - $165 million) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $150 million (2020 - $168 million), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2021, the maximum potential liability under these guarantee instruments was $702 million (2020 - $754 million), of which $659 million (2020 - $688 million) related to other employee benefit liabilities and workers' compensation and $43 million (2020 - $66 million) related to other liabilities. The guarantee instruments expire at various dates between 2022 and 2025. As at December 31, 2021, the Company had not recorded a liability with respect to guarantees as the Company did not expect to make any payments under its guarantees. General indemnifications In the normal course of business, the Company provides indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. During the year, the Company entered into various contracts with third parties for which an indemnification was provided. Due to the nature of the indemnification clauses, the maximum exposure for future payments cannot be reasonably determined. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. As at December 31, 2021, the Company had not recorded a liability with respect to any indemnifications. 22 – Financial instruments Risk management In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Audit, Finance and Risk Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. Foreign currency risk The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar- denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into the Canadian dollar. The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2021, the Company had outstanding foreign exchange forward contracts with a notional value of US$910 million (2020 - US$397 million) at a weighted-average exchange rate of $1.27 per US$1.00 (2020 - $1.32 per US$1.00) for a weighted-average term of 251 days (2020 - 151 days). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2021, the Company recorded a loss of $18 million (2020 - loss of $3 million; 2019 - loss of $75 million) related to foreign exchange forward contracts. These losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2021, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $2 million, respectively (2020 - $nil and $18 million, respectively). Notes to the Consolidated Financial Statements 114 CN | 2021 Annual Report

Interest rate risk The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk. Fair value of financial instruments The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable: • Level 1: Inputs are quoted prices for identical instruments in active markets • Level 2: Significant inputs (other than quoted prices included in Level 1) are observable • Level 3: Significant inputs are unobservable The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets. The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of equity investments with readily determinable fair values, included in Intangible assets, goodwill and other, is classified as Level 1 with gains and losses being recorded in Other income within the Consolidated Statements of Income. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities. The fair value of assets held for sale, included in Other current assets is classified as Level 3. Additional disclosures are provided in Note 5 – Assets held for sale. The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at December 31, 2021, the Company's debt, excluding finance leases, had a carrying amount of $12,475 million (2020 - $12,832 million) and a fair value of $14,424 million (2020 - $16,046 million). 23 – Segmented information The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the U.S. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by the Company's management, including its chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN's network. The Company's strategic initiatives, which drive its operational direction, are developed and managed centrally by management and are communicated to its regional activity centers (the Western Region and Eastern Region). The Company's management is responsible for, among others, CN's marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury. The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by the Company's management, as the regions' management of throughput and control of direct costs does not serve as the platform for the Company's decision-making process. Approximately 95% of the Company's freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/ or terminate in another region. The regions also demonstrate common characteristics in each of the following areas: • each region's sole business activity is the transportation of freight over the Company's extensive rail network; • the regions service national accounts that extend over the Company's various commodity groups and across its rail network; • the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole; and Notes to the Consolidated Financial Statements CN | 2021 Annual Report 115

• the Company and its subsidiaries, not its regions, are subject to regulatory regimes in both Canada and the U.S. For the years ended December 31, 2021, 2020, and 2019, no major customer accounted for more than 10% of total revenues and the largest freight customer represented less than 4% of total annual freight revenues. The following tables provide information by geographic area for the years ended December 31, 2021, 2020 and 2019: In millions Year ended December 31, 2021 2020 2019 Revenues Canada $ 9,955 $ 9,588 $ 10,167 U.S. 4,522 4,231 4,750 Total revenues $ 14,477 $ 13,819 $ 14,917 Net income Canada $ 3,596 $ 2,632 $ 3,131 U.S. 1,296 930 1,085 Total net income $ 4,892 $ 3,562 $ 4,216 In millions December 31, 2021 2020 Properties Canada $ 23,186 $ 22,235 U.S. 17,992 17,834 Total properties $ 41,178 $ 40,069 24 – Subsequent events Normal course issuer bid On January 25, 2022, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 42.0 million common shares between February 1, 2022 and January 31, 2023. Notes to the Consolidated Financial Statements 116 CN | 2021 Annual Report

Additional copies of this report are available from: CN Public and Government Affairs 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Telephone: 1‑888‑888‑5909 Email: contact@cn.ca La version française du présent rapport est disponible à l’adresse suivante : Affaires publiques et gouvernementales du CN 935, rue de La Gauchetière Ouest Montréal (Québec) H3B 2M9 Téléphone : 1 888 888‑5909 Courriel : contact@cn.ca This report has been printed on 30% post‑consumer recycled content. 30%

935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 cn.ca